2022

Annual Report



PLAN | INVEST | PROTECT

VOYA FINANCIAL

Our aspirational vision:

Clearing your path to financial confidence and a more fulfilling life

Voya Financial, Inc. (NYSE: VOYA), is a leading health, wealth and investment company offering products, solutions and technologies that help its individual, workplace and institutional clients become well planned, well invested and well protected. Voya also is purpose-driven and equally committed to conducting business in a way that is socially, environmentally, economically and ethically responsible. Voya has earned recognition as: one of the World's Most Ethical Companies® by the Ethisphere Institute; a member of the Bloomberg Gender-Equality Index; and a "Best Place to Work for Disability Inclusion" on the Disability Equality Index.

Fast Facts

 **14.7 million**
Customers[1]

 **7,200**
Employees[1]

 **$741 billion**
Total assets under management and administration[2]

 **Top 5**
Provider of retirement plans[3]

 **Top 10**
Asset manager of unconstrained bonds, private equity, private placement debt, mid-cap growth and bank loans[5]

 **Top 5**
Group provider of supplemental health insurance[4]

Percentage of adjusted operating earnings before income taxes by segment – year ended Dec. 31, 2022*

*Excludes Corporate. Does not equal 100% due to rounding.



Health Solutions 25%
Investment Management 16%
Wealth Solutions 60%

---

[1] On Jan. 24, 2023, Voya completed its acquisition of Benefitfocus, Inc., an industry-leading benefits administration technology company that serves employers, health plans and brokers. Benefitfocus extends Voya's workplace benefits and savings reach and capabilities by providing benefits administration capabilities to 16.5 million individual subscription employees across employer and health plan clients.

[2] As of Dec. 31, 2022.

[3] *Pensions & Investments* magazine, Defined Contribution Record Keepers Directory, April 2022.

[4] LIMRA 4Q 2021 Workplace Supplemental Health In Force Final Report; Marketshare-Total Group Based Supp. Health. Insurance is underwritten by ReliaStar Life Insurance Company (Minneapolis, MN) and ReliaStar Life Insurance Company of New York (Woodbury, NY).

[5] *Pensions & Investments* magazine, "The Largest Money Managers," 2022 Survey based on assets as of 12/31/21.

Letter to shareholders from the executive chairman



Rodney O. Martin, Jr.
Executive Chairman

Dear Fellow Shareholders:

In a few weeks, Voya will mark the 10-year anniversary of its initial public offering. Over the past decade, Voya has achieved a financial, operational and cultural transformation as we executed on our growth strategy. Thanks to the incredible work performed by so many across our company, Voya serves as an inspirational success story — with more chapters to be written through the dedication, commitment and caring of our people.

As we approach Voya's next decade as a publicly traded company, we do so with a CEO and a management team that have my complete support and the full confidence of our entire board of directors. Since we announced our leadership succession plan, Heather Lavallee — with the strong support of our management team — has demonstrated that Voya will continue to build upon our proven foundation of success. Under Heather's leadership, Voya's next chapter is an exciting one.

Our strong culture

We are purpose-driven — and together we have built a company with a culture, brand and operating discipline that has established Voya as a leader in our industry. Recently, Voya was recognized by the Ethisphere Institute® as one of the 2023 World's Most Ethical Companies®, an honor that we have earned for 10 consecutive years — every year that we have been eligible. We have been intentional in creating and building on our strong culture. It started with how we would approach topics such as corporate governance — building a talented and diverse board — and has expanded through our continued commitment to diversity, equity and inclusion; ethical and sustainable business practices; and serving people with disabilities, along with their caregivers.

This was accomplished with the guidance and input of each director on our board, whose different perspectives have informed our strategy and our purpose.

I would be remiss if I did not — on behalf of myself and Heather — take this opportunity to thank Byron Pollitt, who will be retiring from the board upon the conclusion of his term at our annual shareholder meeting in May. Since joining our board in 2015, Byron has helped us create strong guiding principles for the work that we do each day. He has had a valuable impact on our businesses and functions at Voya through his role as a director, including serving as chair of the board's audit committee. I know I speak for everyone on our management team when I express my sincere appreciation for all that Byron has done for us, our company and our shareholders.

Well-positioned for continued success

As we continue to build on our strategy that we shared at our 2021 Investor Day, Voya is well-positioned to create even greater value for our customers, clients, employees and shareholders. I want to personally thank everyone at Voya for their dedication and commitment over the past decade that have enabled our company to positively impact the lives of our customers and clients — and to contribute to the communities in which we live and work. As executive chairman, I will continue to serve Voya and support our outstanding CEO and management team.

Sincerely,

Rodney O. Martin, Jr.
Executive Chairman,
Voya Financial, Inc.

April 11, 2023

Letter to shareholders from the chief executive officer



Heather Lavallee
Chief Executive Officer

Dear Fellow Shareholders:

I would like to begin by sharing how grateful I am — to the board of directors, the management team and all of my talented Voya colleagues — for this opportunity to lead a uniquely purpose-driven company that is committed to helping our clients and customers achieve positive outcomes with their health, wealth and investment needs. We have created a great deal of momentum at Voya as we begin the second year of the three-year growth plan that we shared with you at Voya's Investor Day in 2021. In 2022, we grew adjusted operating EPS by 24%, well above our annual growth target of 12% to 17%. We also carried out transformative acquisitions throughout 2022 that have positioned Voya for strong growth in the years ahead. Across each of our businesses, we demonstrated our ability to execute despite the challenging macroeconomic environment.

Delivering strong results in 2022

We concluded 2022 with solid results. Underlying our performance this year were strong commercial growth across our businesses, our success in removing costs associated with the divestitures that we carried out in recent years, and our continued focus on being disciplined and opportunistic with capital deployment. Excluding notable items, adjusted operating earnings per share (EPS) were up 24%, compared with 2021, and well above our annual growth target of 12% to 17%.

- In Wealth Solutions, 2022 full-service recurring deposits grew 10.3%, to $13.3 billion compared to 2021.

- In Health Solutions, we grew annualized in-force premiums nearly 11% year over year, to $2.8 billion.

- In Investment Management, we generated positive net inflows of $1.1 billion for full-year 2022, which included positive net flows from our transaction with Allianz Global Investors (AllianzGI), which closed in July 2022.

Beyond the net revenue growth that we delivered, we have remained focused on the margin expansion and capital components of our EPS growth plans as well. In support of margin expansion, we successfully eliminated, ahead of schedule, all stranded costs associated with our earlier divestitures. In addition, our balance sheet remains strong and we concluded the year with approximately $900 million of excess capital after deploying $1.2 billion in 2022 to repurchase shares, extinguish debt, and pay common stock dividends.

Positioned for accelerated growth

At the same time, we advanced the three-year growth plan that we shared with you at Voya's Investor Day in 2021. Our capabilities and our growth potential have been further bolstered by our recent strategic transactions, which have expanded our scale, reach and capabilities.

- Our acquisition of AllianzGI's U.S. asset management business added scale and diversification to Voya Investment Management — and is already delivering strong financial results.

- Our acquisition of Benefitfocus added a highly strategic business that provides the capabilities we need to fully capitalize on our workplace strategy. Voya now serves the workplace benefits and savings needs of approximately 38 million individuals — or roughly one in 10 Americans — presenting an even greater opportunity to positively impact the lives of our customers.

We look forward to maximizing the value of these transactions as we continue to integrate AllianzGI and Benefitfocus into Voya and execute on our strategy — further accelerating our profitable growth.

Voya is a purpose-driven organization with a clear vision and strategy

By living our purpose — *Together we fight for everyone's opportunity for a better financial future* — we have grown our company, created long-term value for our shareholders, and distinguished the Voya brand and our award-winning culture among our peers. Building on this, earlier this year, we announced our bold, new vision — *Clearing your path to financial confidence and a more fulfilling life.* Our vision defines what we aspire to do:

- By *clearing your path*, we fight to remove obstacles and barriers.
- Focusing on *financial confidence* means delivering guidance and tools to help individuals make informed and valuable choices throughout their journey.
- So that, ultimately, people have the opportunity to achieve a more *fulfilling life* by helping improve their financial, physical and emotional well-being.

Our vision bridges our purpose and strategy — helping guide our decision-making and focus our strategic actions. By bringing our vision and purpose to life through our strategy, we will continue to positively impact our customers, our colleagues and our communities — and create long-term value for our shareholders.

Voya has a strong brand and an award-winning culture

During the year, our strong culture continued to help us win new business and build stronger relationships with our customers and clients. Voya continues to be among a few select companies that have earned multiple honors for our outstanding culture, including:

- Voya was recognized by Ethisphere as one of the 2023 World's Most Ethical Companies, marking the 10th consecutive year that Voya has received this honor. We have earned this recognition every year that we have been eligible and, in 2023, we were one of only seven honorees in the financial services industry.
- We earned recognition as a "Best Place to Work for Disability Inclusion" for the fifth consecutive year — earning a score of 100% on the 2022 Disability Equality Index.
- Voya was also recertified as a "Great Place to Work," for the seventh consecutive year, and earned recognition on the Great Place to Work and *Fortune* Best Workplaces in Financial Services & Insurance 2022 list.
- Voya was named, for the eighth consecutive year, to *Pensions & Investments* magazine's list of the "Best Places to Work in Money Management."
- We earned inclusion on the Bloomberg Gender-Equality Index for the eighth consecutive year.

We will continue to come together in new ways to take action to differentiate our company — advancing our environmental, social and governance (ESG) principles and practices to create a more sustainable and equitable future for our customers, colleagues and communities.

During 2022, we remained the No. 1 brand associated with retirement. Our 2022 advertising campaign, "All Under Control," also achieved our highest likeability to date — with new highs in Interest in Doing Business; Favorable Brand Opinion; and Brand Familiarity. Additionally, in alignment with Voya's growth strategy, we are increasing our brand association with the workplace — improving 13% year over year to be above the peer average — and growing in 2023.

As we look to the future, I'm enthusiastic about Voya's prospects as we continue to execute on our strategic and financial objectives. We will be guided by the same set of principles that have served Voya and our shareholders well over the years — careful stewardship of shareholder capital, skillful management of expenses and a focus on profitable growth. My goal is to work closely with our experienced management team to build on these strengths as we write the next chapter of Voya's profitable growth story. In doing so, we will continue to lean on the strong leadership of our board, which continues to provide us with valuable and diverse perspectives and counsel.

And thanks to our people — as well as the culture that Rod Martin has fostered during the past decade — we are well positioned to continue positively impacting society through the solutions that we provide, the corporate responsibility that we demonstrate and the positive impact that we make in the communities in which we live and work.

I would like to thank you for your continued support of Voya. We have exciting opportunities before us as we continue to drive improved outcomes for our customers and clients — and deliver even greater value to all our stakeholders.

Very truly yours,

Heather H. Lavallee

Heather Lavallee
Chief Executive Officer
Voya Financial, Inc.

April 11, 2023







Bloomberg
Gender-Equality Index
2023

ETHISPHERE®
WORLD'S MOST ETHICAL COMPANIES®
2014 - 2023

Great Place To Work®
Certified
SEP 2022-SEP 2023
USA

2022
Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA











CEO ACT!ON FOR DIVERSITY & INCLUSION

HUMAN RIGHTS CAMPAIGN FOUNDATION
BEST PLACES TO WORK
2022 for LGBTQ Equality
100% CORPORATE EQUALITY INDEX

Pensions&Investments 2022
BEST PLACES TO WORK IN MONEY MANAGEMENT
MULTIYEAR WINNER
2022 2021 2020 2019
2018 2017 2016 2015

2023 MSCI ESG Leaders Indexes Constituent

VOYA | Cares®

DEI BEST PLACE TO WORK FOR DISABILITY INCLUSION 2022

Third-party awards and/or rankings about entities within the Voya family of companies are given based upon various criteria and methodologies. Awards and/or rankings are not representative of actual client experiences or outcomes, and are not indicative of any future performance. For certain awards/rankings, Voya pays a fee to be considered. For material facts regarding an award, including but not limited to whether a fee was paid to be eligible for the award, visit https://www.voya.com/about-us/our-character/awards-and-recognition

Voya Investment Management (Voya IM) was named to Pension & Investments' 2022 Best Places to Work in Money Management list; it is the 8th consecutive year on the list. Firms that participated were required to complete a two-step process conducted by Best Companies Group in June-August 2022. Voya IM did not pay a fee to be considered, but does pay a fee for use of the logo.

"World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: _001-35897_____

Voya Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-1222820**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

230 Park Avenue	
New York, New York	**10169**
(Address of principal executive offices)	(Zip Code)

(212) 309-8200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 Par Value	VOYA	The New York Stock Exchange
Depositary Shares, each representing a 1/40th interest in a share of 5.35% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B, $0.01 par value	VOYAPrB	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of June 30, 2022, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $5.8 billion.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

As of February 17, 2023, there were 97,292,543 shares of the registrant's common stock outstanding.

Documents incorporated by reference: Portions of Voya Financial, Inc.'s Proxy Statement for its 2023 Annual Meeting of Shareholders are incorporated by reference in the Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

Voya Financial, Inc.
Form 10-K for the period ended December 31, 2022
Table of Contents

For the purposes of the discussion in this Annual Report on Form 10-K, the term Voya Financial, Inc. refers to Voya Financial, Inc. and the terms "Company," "we," "our," and "us" refer to Voya Financial, Inc. and its subsidiaries.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements relating to future developments in our business or expectations for our future financial performance and any statement not involving a historical fact. Forward-looking statements use words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Actual results, performance or events may differ materially from those projected in any forward-looking statement due to, among other things, (i) general economic conditions, particularly economic conditions in our core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) the effects of natural or man-made disasters, including pandemic events and cyber terrorism or cyber attacks, and specifically the current COVID-19 pandemic event, (v) mortality and morbidity levels, (vi) persistency and lapse levels, (vii) interest rates, (viii) currency exchange rates, (ix) general competitive factors, (x) changes in laws and regulations, such as those relating to Federal taxation, state insurance regulations and NAIC regulations and guidelines, (xi) changes in the policies of governments and/or regulatory authorities, (xii) our ability to successfully manage the separation of the Individual Life business that we sold to Resolution Life US on January 4, 2021, including the transition services on the expected timeline and economic terms, (xiii) our ability to realize the expected financial and other benefits from various acquisitions, including the transactions with Allianz Global Investors U.S. LLC and Benefitfocus, Inc., and (xiv) other factors described in Part I, Item 1A. Risk Factors.

The risks included here are not exhaustive. Current reports on Form 8-K and other documents filed with the Securities and Exchange Commission ("SEC") include additional factors that could affect our businesses and financial performance. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors.

MARKET DATA

In this Annual Report on Form 10-K, we present certain market and industry data and statistics. This information is based on third-party sources which we believe to be reliable, such as LIMRA, Secure Retirement Institute, an insurance and financial services industry organization (for Wealth Solutions and Health Solutions market leadership positions), Morningstar fund data and eVestment institutional composites (for Investment Management market leadership positions) and industry recognized publications and websites such as Pensions & Investments (for Wealth Solutions and Investment Management), InvestmentNews.com (for Investment Management) and MyHealthGuide (for Health Solutions). Market ranking information is generally based on industry surveys and therefore the reported rankings reflect the rankings only of those companies who voluntarily participate in these surveys. Accordingly, our market ranking among all competitors may be lower than the market ranking set forth in such surveys. In some cases, we have supplemented these third-party survey rankings with our own information, such as where we believe we know the market ranking of particular companies who do not participate in the surveys.

In this Annual Report on Form 10-K, the term "customers" refers to retirement plan sponsors, retirement plan participants, institutional investment clients, retail investors, corporations or professional groups offering employee benefits solutions, insurance policyholders, annuity contract holders, individuals with contractual relationships with financial advisors and holders of Individual Retirement Accounts ("IRAs") or other individual retirement, investment or insurance products sold by us.

Item 1.   Business

For the purposes of this discussion, the term Voya Financial, Inc. refers to Voya Financial, Inc. and the terms "Voya," "the Company," "we," "our," and "us" refer to Voya Financial, Inc. and its subsidiaries.

We provide workplace savings and benefits products, solutions and technologies, along with investment management services, that enable a better financial future for our clients, their employees and plan participants. Serving the needs of approximately 14.7 million customers, workplace participants and institutional clients as of December 31, 2022, Voya is purpose-driven and committed to conducting its business in a socially, economically and ethically responsible manner. Our approximately 6,100 employees (as of December 31, 2022) are focused on executing our mission to make a secure financial future possible—one person, one family and one institution at a time. Through our complementary and integrated set of businesses, we deliver innovative solutions that improve financial outcomes. We offer our products and services through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists throughout the U.S., and also offer investment management services to international clients through our distribution partnership with Allianz Global Investors U.S. LLC ("AllianzGI"). As a result of our recent acquisition of Benefitfocus, Inc. ("Benefitfocus") (described further below in — *Organizational History and Structure—Recent Acquisitions—Benefitfocus*), a leading benefits administration provider, we reach approximately 16.5 million subscription employees across employer and health plan clients.

Our extensive scale, breadth of product offerings and capabilities, strong distribution relationships, and focus on helping our customers become well-planned, well-invested and well-protected support our vision: clearing your path to financial confidence and a more fulfilling life. Our strategy is centered on helping improve financial outcomes for our customers from the moment they are hired, all the way through to retirement.

We provide our products and services principally through our Workplace Solutions business, which encompasses both our Wealth Solutions and Health Solutions segments, and through our Investment Management segment.

Activities not related to our business segments such as our corporate operations, corporate-level assets and financial obligations are included in Corporate.

On January 4, 2021, we completed the sale of our Individual Life and certain legacy annuities businesses. Accordingly, substantially all of our former Individual Life segment has now been reclassified as Discontinued Operations. The sale of the Individual Life business is described further below under —*Organizational History and Structure—Individual Life Transaction.*

Although it is not included in our financial results for the period covered by this Annual Report on Form 10-K, we will report the financial results of Benefitfocus in our Health Solutions segment for periods after our acquisition of that business on January 24, 2023.

Our Segments

Voya is committed to making a secure financial future possible – one person, one family, one institution at a time, and is focused on high-growth, high-return, capital light businesses that provide complementary solutions to workplaces and institutions. We report our financial results in three segments: Wealth Solutions, Health Solutions, and Investment Management. We refer to our Wealth Solutions and Health Solutions segments collectively as our Workplace Solutions business.

Workplace Solutions		Investment Management
Wealth Solutions	**Health Solutions**	
A leading provider of retirement products and services in the U.S. Serving approximately 53,000 institutional clients and approximately 6.7 million individual retirement plan participants.	A top provider of supplemental health and other group benefits covering approximately 7.1 million individual lives in the U.S. Providing a comprehensive portfolio of stop loss, life, disability and voluntary insurance products, along with health savings and spending accounts.	With global distribution capabilities, Voya Investment Management manages public and private fixed income, equities, multi-asset solutions and alternative strategies for institutions, financial intermediaries and individual investors.

As of December 31, 2022, on a consolidated basis, we had $741.2 billion in total assets under management ("AUM") and assets under administration ("AUA") and total shareholders' equity, excluding accumulated other comprehensive income/loss ("AOCI") and noncontrolling interests, of $6.3 billion.

For the year ended December 31, 2022, we generated $0.4 billion of Income (loss) from continuing operations before income taxes, and $0.9 billion of Adjusted operating earnings before income taxes. Adjusted operating earnings before income taxes is a non-GAAP financial measure. For a reconciliation of Adjusted operating earnings before income taxes to Income (loss) from continuing operations before income taxes, see the *Segments* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

ORGANIZATIONAL HISTORY AND STRUCTURE

Our History

Prior to our initial public offering in May 2013, we were a wholly owned subsidiary of ING Groep N.V. ("ING Group"), a global financial institution based in the Netherlands.

Through ING Group, we entered the U.S. life insurance market in 1975 with the acquisition of Wisconsin National Life Insurance Company, followed in 1976 with ING Group's acquisition of Midwestern United Life Insurance Company and Security Life of Denver Insurance Company in 1977. ING Group significantly expanded its presence in the U.S. in the late 1990s and 2000s with the acquisitions of Equitable Life Insurance Company of Iowa (1997), Furman Selz, an investment advisory company (1997), ReliaStar Life Insurance Company (including Pilgrim Capital Corporation) (2000), Aetna Life Insurance and Annuity Company (including Aeltus Investment Management) (2000) and CitiStreet (2008). ING Group completely divested its ownership of Voya Financial, Inc. common stock between 2013 and 2015, and, as of March 2018, ING Group also divested its remaining interest in warrants to acquire additional shares of our common stock, which it acquired in connection with our IPO.

Our Organizational Structure

We are a holding company incorporated in Delaware in April 1999. We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart presents the ownership and jurisdiction of incorporation of our principal subsidiaries as of December 31, 2022:



Voya Financial, Inc.
(Delaware)
Voya Holdings Inc.
(Voya Holdings)
(Connecticut)
Voya Retirement Insurance and Annuity Company
("VRIAC")
(Connecticut)
ReliaStar Life Insurance Company
("RLI")
(Minnesota)
Voya Investment Management LLC
("Voya IM")
(Delaware)

The chart above includes:

- Voya Financial, Inc.
- Our principal intermediate holding company, Voya Holdings.
- Our principal insurance operating entities (VRIAC and RLI) that are the primary sources of cash distributions to Voya Financial, Inc.
- Voya IM, the parent company of the various entities through which we operate our Investment Management segment. We hold our interest in Voya IM through an intermediate subsidiary in which an affiliate of Allianz SE holds a 24% interest in the Class A LLC units. See *—Recent Acquisition Transactions—AllianzGI*.

Our former subsidiaries Security Life of Denver Insurance Company ("SLD") and Security Life of Denver International Limited ("SLDI") were divested as of January 4, 2021 upon the closing of the Individual Life Transaction described below under *—Individual Life Transaction*.

Individual Life Transaction

On January 4, 2021, we consummated a series of transactions (collectively, the "Individual Life Transaction") pursuant to a Master Transaction Agreement dated December 18, 2019 (the "Resolution MTA") with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of SLD and SLDI, including the capital stock of several subsidiaries of SLD and SLDI. Concurrently with the sale, SLD entered into reinsurance treaties with RLI, ReliaStar Life Insurance Company of New York, an insurance company organized under the laws of the State of New York ("RLNY"), and VRIAC, each of which is a direct or indirect wholly owned subsidiary of the Company. Pursuant to these treaties, RLI and VRIAC reinsure to SLD a 100% quota share, and RLNY reinsures to SLD a 75% quota share, of their respective in-scope individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of the Company. The transaction resulted in our disposition of substantially all of our life insurance and legacy non-retirement annuity businesses and related assets.

Resolution Life US is an insurance holding company formed by Resolution Life Group Holdings, L.P., a Bermuda-based limited partnership ("RLGH").

The assets associated with the businesses sold are managed, in significant part, by Voya IM pursuant to asset management agreements with the divested companies. These investment management mandates vary according to the asset class involved, and are expected to last for minimum terms of between two and seven years after closing.

Pursuant to the Individual Life Transaction, Voya Financial has divested or dissolved five regulated insurance entities, including its life companies domiciled in Colorado and Indiana, and captive entities domiciled in Arizona and Missouri. Voya Financial has also divested Voya America Equities LLC, a regulated broker-dealer, in connection with the Individual Life Transaction and has transferred or ceased usage of a substantial number of administrative systems related to the former business.

We transferred a significant number of employees to Resolution Life US on the closing date, and also agreed to provide transition services for an initial period of up to two years following the closing, with certain services having been recently extended for an additional term. We currently expect such services to be complete by the end of 2023. We earn fees for providing these transition services.

Recent Acquisition Transactions

AllianzGI

On July 25, 2022, we completed a series of transactions (the "AllianzGI Transaction") pursuant to a Combination Agreement dated as of June 13, 2022 (the "AllianzGI Agreement") with Voya IM, Allianz SE, a stock corporation organized and existing under the laws of the European Union and the Federal Republic of Germany ("Allianz"), AllianzGI, a Delaware limited liability company and an indirect subsidiary of Allianz, and VIM Holdings LLC, a newly formed Delaware limited liability company ("VIM Holdings"), pursuant to which the parties combined Voya IM with assets and teams comprising specified strategies previously managed by AllianzGI. The acquisition increases the international scale and distribution of our investment products and provides us with new capabilities that diversify our investment strategies and help us meet the needs of a larger and more global client base.

For further details, refer to the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Czech Asset Management

On November 1, 2022, Voya Investment Management Alternative Assets, LLC ("VIMAA"), a subsidiary of Voya IM, acquired all of the issued and outstanding equity interests of Czech Asset Management, L.P., a private credit asset manager dedicated to the U.S. middle market. The acquisition was executed for cash consideration and expands VIMAA's private and leveraged credit business.

Benefitfocus

On January 24, 2023, we completed the acquisition of Benefitfocus, an industry-leading benefits administration technology company that serves employers, health plans and brokers. For further details, refer to the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Benefitfocus helps organizations simplify the complexity of benefits administration. Benefitfocus solutions have a personalized user-friendly interface designed for people to choose and access a broad line-up of workplace benefits. As a result of our acquisition of Benefitfocus, we reach approximately 16.5 million subscription employees across employer and health plan clients.

Environmental, Social and Governance ("ESG")

We have a multi-faceted ESG strategy which encompasses corporate governance, product and solution development, and ESG advocacy. We report periodically on our ESG activities in accordance with Global Reporting Initiative (GRI) Standards.

Our ESG strategy encompasses the adoption of practices and policies across the Company that help contribute to positive outcomes for our colleagues, communities and customers by providing information to attract and retain customers, investors and other key stakeholders, and earn their trust and confidence. In support of our business growth and success, we identify how we treat our employees; respond to climate change; increase diversity, equity and inclusion; and build community connections.

Environmental Stewardship

We encourage the responsible use of natural resources in a way that takes full and balanced account of the interests of society, future generations, and business needs. We work to minimize our environmental impact while engaging our various stakeholders on climate-related topics. In particular, we do this through the reduction of waste consumption and greenhouse gas emissions, the reduction of energy use, and the purchase of renewable energy certificates and offsets to compensate for energy consumption.

Social responsibility and financial inclusion

Voya's commitment to Diversity, Equity and Inclusion helps drive our business growth and positively influences our culture, serves our clients and enriches communities by advancing racial, social and financial equity and inclusion in underserved communities. For example, we focus on workplace diversity, talent development and retention, including through fostering a safe and supportive workplace. Our Voya Cares® program is designed to impact the lives of aging people, people with special needs and disabilities, their families and their caregivers by helping them plan for the future they envision in retirement. We have prioritized increasing our diverse representation across all employee levels, as well as continuing to sustain the gender and racial parity of our workforce. See *—Human Capital Resources* below for more information.

Governance and ethics

Our Board of Directors consists of our Executive Chairman and our CEO, together with nine independent directors, including a lead independent director, each of whom is elected annually. Our Board represents a diverse array of tenures, experiences and backgrounds, and reflects gender parity.

Our management team aligns its priorities with the long-term interests of our shareholders through a requirement to own meaningful amounts of Voya stock.

OUR BUSINESSES

Workplace Solutions

Our Workplace Solutions business comprises our Wealth Solutions and Health Solutions segments, and provides integrated retirement savings and workplace benefits solutions. We help our clients optimize spend on workplace benefits and savings programs and improve health and wealth outcomes for their employees and plan participants.

Wealth Solutions

Our Wealth Solutions segment provides retirement plan products and administration services to employers alongside a robust suite of financial wellness offerings to serve employees and plan participants. We also provide individual retirement accounts and financial guidance and advisory services that enable us to deepen relationships with our retirement plan participants. Wealth Solutions has a combined $474.3 billion of AUM and AUA as of December 31, 2022 (including retail assets under advisement), of which $73.7 billion were in proprietary assets.

Our Retirement Plans business, with AUM and AUA of $451.7 billion as of December 31, 2022, offers qualified and non-qualified tax-deferred employer-sponsored retirement savings plan and administrative services to corporations of all sizes, public and private school systems, higher education institutions, hospitals and healthcare facilities, not-for-profit organizations and state and local governments. We also offer stable value investment products to retirement plan sponsors. Our Retirement Plans business is diversified across economic sectors, market segments and plan sizes, and provides services to approximately 53,000 plan sponsors covering approximately 6.7 million plan participant accounts as of December 31, 2022.

Our Retail Wealth Management business has AUM and AUA of $22.6 billion as of December 31, 2022. Retail Wealth Management AUA includes assets under advisement, which comprises brokerage and investment advisory assets. This business offers planning and advisory services through protection and investment products to help individuals plan, protect and invest to and through retirement. Products and services are provided through Voya's registered investment advisor and broker-dealer, Voya Financial Advisors ("VFA").

Our Wealth Solutions segment earns revenue from a diverse and complementary business mix, primarily fee income from asset and participant-based recordkeeping and advisory fees as well as investment income on our general account and other funds. Because our fee income is generally tied to account values, our profitability is determined in part by the amount of assets we have under management, administration or advisement, which in turn depends on sales volumes to new and existing clients, net deposits from retirement plan participants, and changes in the market value of account assets. Our profitability also depends on the difference between the investment income we earn on our general account assets, or our portfolio yield, and crediting rates on client accounts. Wealth Solutions generated Adjusted operating earnings before income taxes of $707 million for the year ended December 31, 2022. Our Investment Management segment also earns market-based fees from the management of the general account and mutual fund assets supporting the Retirement Plans business and certain Retail Wealth Management products and advisory solutions.

Retirement Plans

Employer Markets – Corporate and Tax Exempt

Market	Employee Size	Asset Range	Typical Customer Solutions
Small Market	<1,000	$0-$50 million	• Full service retirement plans
Mid-Market	1,000-10,000	$50-$250 million	• Retirement plan recordkeeping services • Investment options, including stable value solutions
Large Market	>10,000	>$250 million	• Executive benefit plans • Health account services
Government Market	All sizes	All sizes	• Financial wellness, guidance and advice services to individuals

Products and Services

We are one of the nation's leading providers that offer qualified and non-qualified tax-deferred employer-sponsored retirement savings plans, services and support to the full spectrum of private- and public-sector employers, ranging from small to mega-sized plans and across all markets and code sections. These plans may be offered either as full service options that bundle together plan administration and investment services, or as recordkeeping services products that focus on administration services alongside a fully open architecture investment structure that employers can use to customize their plan's investment menu. We also offer stable value investment options to plan sponsor clients and a suite of advice and guidance and other financial wellness solutions to our plan participants. Participant solutions include health account services (encompassing health savings accounts, health retirement accounts and flexible spending accounts), student loan debt and emergency savings support, and additional products and services through our Voya Cares® program, which serves aging people, people with special needs and disabilities, their families and their caregivers.

We also offer a broad suite of financial wellness offerings, including planning, guidance and advisory products, tools and services, student loan and emergency savings support and retirement income options. Additionally, our configurable financial wellness offering and integrated digital experiences, such as our myVoyage personalized workplace benefits and savings navigation tool, help optimize benefits spending, simplify administration and provide participants with a unique experience and more holistic view of their finances.

Full-service retirement products provide plan sponsors with options that meet their needs for both administrative and investment services, which include recordkeeping and plan administration support, tailored participant communications and education programs, supportive digital capabilities for intermediaries, sponsors and plan participants (plus mobile capabilities for participants), trustee services and institutional and retail investments. Offerings include products for defined contribution plans for tax-advantaged retirement savings, as well as non-qualified executive benefit plans and employer stock option plans. Plan sponsors may select from a variety of investment structures and products, such as general account, separate account, mutual funds, stable value or collective investment trusts and a variety of underlying asset types (including their own employer stock and socially responsible funds including a private equity option within non-qualified executive plans). A broad selection of funds is available for our products in all asset categories from over 200 fund families, including the Voya family of mutual funds managed by Voya IM. An open architecture investment platform (which offers most funds for which trades are cleared through the National Securities Clearing Corporation) is also available in certain products for larger full-service plans. Our full-service retirement plan offerings are supported by financial guidance and personalized and objective participant investment advisory services offered through our Retail Wealth Management business or through a third party to help prepare individuals for retirement.

Recordkeeping service products provide recordkeeping and plan administration support alongside a fully open architecture investment structure that employers can use to customize their plan's investment menu. These products are offered to a sponsor base that includes multi/pooled employer plans, mid, large and mega-sized corporations and state and local governments. Our recordkeeping retirement plan offerings are supported by participant communications and education programs, digital capabilities for intermediaries, sponsors and plan participants (plus mobile capabilities for participants), as well as financial guidance and personalized and objective participant investment advisory services offered through our Retail Wealth Management business and Voya Retirement Advisors (our registered investment advisor group serving in-plan participants with the in-plan advisory services program).

Stable value investment options may be offered within our full service institutional plans, or as investment-only options within our recordkeeping services plans or within other vendor plans. Our product offering includes both separate account guaranteed investment contracts ("GICs") and synthetic GICs managed by either proprietary or outside investment managers.

The following chart presents our Retirement Plans product/service models and corresponding AUM and AUA, key markets in which we compete, primary defined contribution plan Internal Revenue Code sections and core products offered for each market segment.

Product/Service Model	AUM/AUA (as of December 31, 2022)	Key Market Segments/Product Lines	Primary Internal Revenue Code section	Core Products*
Full Service Plans	$162.7 billion**	Small-Mid Corporate	401(k)	Voya MAP Select, Voya Framework
		K-12 Education	403(b)	Voya Custom Choice II, Voya Retirement Choice II, Voya Framework
		Higher Education	403(b)	Voya Retirement Choice II, Voya Retirement Plus II, Voya Framework
		Healthcare & Other Non-Profits	403(b)	Voya Retirement Choice II, Voya Retirement Plus II, Voya Framework
		Government (Local & State)	457	RetireFlex-SA, RetireFlex-MF, Voya Health Reserve Account, Voya Framework
Recordkeeping Business	$250.5 billion	Mid-Large Corporate	401(k)	***
		Government (Local & State)	457	***
Non Qualified Business	****	All Markets	409A	****
Stable Value/Other	$38.5 billion	All Markets	All tax codes	Separate Account and Synthetic GICs

* Core products actively being sold today.
** Includes a small block of assets associated with legacy K-12 Education market products, primarily fixed annuities, issued by RLI. Voya no longer manufactures new RLI products for distribution by sales agents licensed with RLI.
*** Offerings include administration services and investment options such as mutual funds, commingled trusts and separate accounts.
****Various solutions across tax codes are record-kept and accompanied by specialized administration services, consultative plan design and financing strategies, flexible funding options and tailored participant services. We have approximately $5.0 billion of total assets and liabilities in non-qualified business both within our Full Service and Recordkeeping segments and with clients using only our non-qualified solutions.

Our *Voya Framework* product can be sold across both full service corporate and tax-exempt markets. It is a mutual fund program offered to fund qualified retirement plans, and it gives plan advisors and third party administrators who work with us a uniform and consistent product experience across multiple plan markets. *Voya Framework* is distinguished by its flexible recordkeeping platform and contains over 300 funds from well-known fund families for smaller plans or can be provided as an open architecture investment platform for larger plans (this platform offers most funds for which trades are cleared through the National Securities Clearing Corporation). This product also includes our general account and various stable value solutions as investment options.

In addition to *Voya Framework*, we offer products customized to each of the full service corporate market and the full service tax exempt market.

For plans in the full service corporate market, we offer *Voya MAP Select*, a group funding agreement/group annuity contract to fund qualified retirement plans. *Voya MAP Select* contains over 300 funds from well-known fund families for smaller plans or can be provided as an open architecture investment platform for larger plans (this platform offers most funds for which trades are cleared through the National Securities Clearing Corporation). This product also includes our general account and various stable value solutions as investment options.

For plans in the full service tax-exempt market, we offer a variety of products that include the following:

- *Voya Retirement Choice II and RetireFlex-MF*, mutual fund products which provide flexible funding vehicles and are designed to provide a diversified menu of mutual funds in addition to a guaranteed option (available through a group fixed annuity contract or stable value product).

- *Voya Retirement Plus II and Voya Custom Choice II*, registered group annuity products featuring variable investment options held in a variable annuity separate account and a fixed investment option held in the general account.

- *RetireFlex-SA*, an unregistered group annuity product which features variable investment options held in a variable annuity separate account and a guaranteed option (available through a group fixed annuity contract or stable value product).

Markets and Distribution

Our Retirement Plans business serves two primary markets: Corporate and Tax Exempt. Both markets utilize our innovative participant-facing digital capabilities to help shift the mindset of plan participants from focusing only on accumulation to focusing on both accumulation and adequate income in retirement.

Corporate Markets:

- *Small-Mid Corporate Market*. We offer full service solutions to defined contribution plans of small to medium-sized corporations. Our product offerings include menu-based investment solutions and an open architecture investment platform, comprehensive fiduciary solutions, dedicated and proactive service teams, non-qualified executive compensation plans, and product and service innovations leveraged from our expertise across multiple market segments (all sizes of plans as well as code sections).

- *Mid-Large Corporate Market*. We offer recordkeeping services and non-qualified executive compensation solutions to defined contribution clients of mid-sized to large corporations. We also offer a variety of investment options for employers to include in their plan investment line-ups for their employees should they choose to do so. Our solutions and capabilities support the most complex retirement plans with a special focus on client relationship management, tailored communication campaigns and education and enrollment support to help employers prepare their employees for retirement. We are dedicated to providing engaging information through innovative award-winning technology-based tools and print materials to help plan participants achieve a secure and dignified retirement.

Tax Exempt Markets:

- *Education Market*. We offer comprehensive full service solutions to both public and private K-12 educational entities as well as public and private higher education institutions. In the U.S., we rank third in higher education and fourth in K-12 education market by assets as of September 30, 2022. Our long-standing position as one of the top providers in this market is driven by our support to plan sponsors (including solutions to reduce administrative burden, deep technical and regulatory expertise, and strong on-site service teams), plus our support to plan advisors, and our broad suite of financial wellness products, tools, and services for plan participants.

- *Healthcare/Other Non-Profits Market*. We service hospitals, healthcare organizations and not-for-profit entities by offering full service solutions for a variety of plan types and code sections. We offer services that reduce sponsors' administrative burdens and provide them with deep technical and fiduciary expertise. Additionally, we offer on-site service teams to assist plan sponsors with their plans and to assist their employees with understanding and using their plan benefits. We also provide tailored communications, education and enrollment support plus a broad suite of financial wellness products, tools and services that help prepare plan participants for retirement.

- *Government Market*. We provide both full service and recordkeeping services offerings to small and large governmental entities (e.g., state and local government) with a client base that spans nearly 50 states and U.S. territories. For large governmental sponsors, we offer recordkeeping services that meet the most complex of needs, while also offering extensive participant communication and retirement education support, including a broad suite of financial wellness products, tools and services. We also offer a broad range of proprietary and non-proprietary variable and stable value investment options. Our flexibility and expertise help make us one of the top ranked providers in the government market in the U.S. based on AUM and AUA as of September 30, 2022.

Our Retirement Plans are distributed nationally through multiple unaffiliated channels supported by our employee wholesale field force and dedicated sales teams and through other affiliated distribution such as our owned broker-dealer and investment advisor, VFA. We offer localized support to distribution partners and their clients during and after the sales process as well as a broad selection of investment options with flexibility of choice and comprehensive fiduciary solutions to help their clients meet or exceed plan guidelines and responsibilities.

Unaffiliated Distribution:

- *Independent Sales Agents*. As of December 31, 2022, we work with approximately 2,700 sales agents who primarily sell fixed annuity products from multiple vendors in the education market. Activities by these representatives are centered on increasing participant enrollments and deferral amounts in our existing K-12 education segment plans.

- *Brokers and Advisors*. Over 11,000 wirehouse and independent regional and local brokers, specialty retirement plan advisors plus registered investment advisors (calculated on a rolling three-year basis as of December 31, 2022) are the primary distributors of our small-mid corporate market products, and they also distribute products to the education, healthcare and government markets. These producers typically present their clients (i.e., employers seeking a defined contribution plan for their employees) with plan options from multiple vendors for comparison and may also help with employee enrollment and education.

- *Third Party Administrators ("TPAs")*. As of December 31, 2022, we have long-standing relationships with nearly 1,100 TPAs who work with a variety of retirement plan providers and are selling and/or service partners for our small-mid corporate markets and select tax exempt market plans. While TPAs typically focus on providing plan services only (such as administration and compliance testing), some also initiate and complete the sales process. TPAs also play a vital role as the connecting point between our wholesale team and unaffiliated producers who seek references for determining which providers they should recommend to their clients.

Affiliated Distribution:

- *Voya Financial Advisors ("VFA")*. Approximately 450 VFA representatives sell our workplace retirement plans and support plan participants with enrollment, education and advice and guidance services. These representatives are field and phone-based financial professionals. The field-based channel focuses primarily on driving enrollment and contribution activity within our education, healthcare and government market workplace retirement plans. They also provide in-plan education and guidance and retail sold-financial advisory services to help individuals in these markets meet their retirement savings and income goals. The home office phone-based representatives focus on providing education, guidance and rollover support services to our workplace retirement plan participants.

- *Wholesale Field Force*. Locally based employee wholesalers focus on expanding and strengthening relationships with unaffiliated distribution partners and third party administrators who sell and service our workplace retirement plan offerings to employers across the nation.

- *Dedicated Voya Sales Teams*. Our employee sales teams work with over 200 different pension/specialty consulting firms, including national aggregators with both affiliated and unaffiliated firm-level business models. Consultant firms represent employers in corporate and tax-exempt markets seeking large-mega retirement plans, stable value solutions and non-qualified executive compensation offerings. Our relationships with these firms are increasingly valuable as their continued growth expands our distribution reach through the consultant marketplace.

Competition

Our Retirement Plans business competes with other large, well-established insurance companies, asset managers, record keepers and diversified financial institutions. Top competition varies in all market segments as few institutions are able to compete across all markets as extensively as we do. The following chart presents a summary of the current competitive landscape in the markets where we offer our Workplace Retirement Plans and stable value solutions:

Market/Product Segment	Competitive Landscape	Select Competitors
Small-Mid Corporate	Primary competitors are mutual fund companies and insurance-based providers with third-party administration relationships	Fidelity Empower
K-12 Education	Primary competitors are insurance-based providers that focus on school districts across the nation	Equitable Corebridge
Higher Education	Competitors are 403(b) plan providers, asset managers and some insurance-based providers	TIAA Fidelity
Healthcare & Other Non-Profits	Competition varies across 403(b) plan providers, asset managers and some insurance-based providers	Fidelity TIAA
Government	Competitors are primarily insurance-based providers, but also include asset managers and 457 providers	Empower Nationwide
Mid-Large Corporate Recordkeeping	Competitors are primarily asset managers and business consulting services firms, but also include payroll firms and insurance-based providers	Fidelity Empower
Stable Value	Competitors are primarily select insurance companies who are also dedicated to the Stable value market, but also include certain banking institutions	Empower MetLife

In addition, we also compete more generally in the Retirement Plans business against companies such as Capital Group, Principal Financial, John Hancock, T. Rowe Price, Lincoln Financial, Transamerica, Vanguard, Paychex and ADP.

Our Retirement Plans business competes on the value we deliver to help guide individuals to greater financial wellness through competitively priced products, tools and services provided through the workplace. Our full-service business also competes on the breadth of our service and investment offerings, technical/regulatory expertise, industry experience, local enrollment and education support, investment flexibility and our ability to offer industry tailored product features to meet the financial wellness and retirement income needs of our clients. We have seen industry concentration in the large plan recordkeeping business, as providers seek to increase scale, improve cost efficiencies and enter new market segments. We emphasize our strong sponsor relationships, flexible value-added services, ability to customize recordkeeping and administration services to match client needs, and technical and regulatory expertise as our competitive strengths. Additionally, we compete with our broad suite of products and financial wellness tools and services, including our innovative and robust digital and mobile capabilities, to help employers support the retirement preparedness and financial needs of their employees. Our long standing experience in the retirement market and strong stable value expertise allows us to effectively compete against existing and new providers.

Underwriting and Pricing

We price our institutional retirement products based on long-term assumptions that include investment returns, mortality, persistency and operating costs. We establish target returns for each product based upon these factors and the expected amount of regulatory and rating agency capital that we must hold to support these contracts over their projected lifetime. We monitor and manage pricing and sales mix to achieve target returns. It may take new business several years to become profitable, depending on the nature and life of the product, and returns are subject to variability as actual results may differ from pricing assumptions. We seek to mitigate investment risk by actively managing market and credit risks associated with investments and through asset/liability matching portfolio management.

Retail Wealth Management

Products and Services

Our Retail Wealth Management business offers a variety of investments and protection products, along with advice and guidance delivered to individuals through field-based advisory representatives and home office phone-based representatives. Our current investment solutions include a variety of mutual fund custodial IRA products, managed accounts and advisory programs, and brokerage accounts. The IRA products include certain tax-qualified mutual fund custodial products that were retained from the Annuities business we divested in 2018, which are also sold by our employee wholesale team that works directly with affiliated and unaffiliated brokers and advisers who sell individual retirement accounts to individuals or small businesses.

While the primary focus of our Wealth Solutions segment is to serve approximately 6.7 million defined contribution plan participants (as of December 31, 2022), we also seek to serve these individuals by utilizing our Retail Wealth Management business to deepen our relationships with them for the long-term. We believe that our ability to offer an integrated approach to an individual customer's entire financial picture, while saving for or living in retirement, presents a compelling reason for our Retirement Plans participants to partner with us as their principal investment and retirement plan provider. Through our broad range of advisory programs, our financial advisers are provided with a wide set of solutions for building their clients' investment portfolios, including stocks, bonds and mutual funds, as well as managed accounts.

Markets and Distribution

Retail Wealth Management products and advisory services are primarily sold to individuals through representatives licensed through VFA, our broker-dealer and investment advisor. The VFA representatives help provide cohesiveness between our Retirement Plans and Retail Wealth Management businesses and are grouped into two primary categories: field-based and home office phone-based representatives. Field-based representatives are registered sales and investment advisory representatives that drive both fee-based and commissioned sales. They provide face-to-face interaction with individuals seeking retail investment products (e.g., IRA products) as well as planning and advisory solutions. Home office phone-based representatives focus on assisting participants in our workplace retirement plans, primarily for our larger recordkeeping plans, with rollover products and advisory services. They also provide financial advice that helps customers transition through life stage and job-related changes. Our custodial mutual fund IRA product is also sold to individuals by unaffiliated brokers and advisors.

Competition

Our Retail Wealth Management advisory services and product solutions compete for rollover and other asset consolidation opportunities against integrated financial services companies and independent broker-dealers who also offer individual retirement products, all of which currently have more market share than insurance-based providers in this space. Primary competitors to our Retail Wealth Management business include LPL, SagePoint Financial, Kestra, Waddell & Reed, Securities America and Commonwealth.

Our Retail Wealth Management advisory services and product solutions are competitively priced and compete based on our consultative approach, simplicity of design and a fund and investment selection process that includes proprietary and non-proprietary investment options. The advisory services and product solutions are targeted towards existing workplace retirement plan participants, which allow us to benefit from our extensive relationships with large corporate and tax-exempt plan sponsors, our small and mid-corporate market plan sponsors and other qualified plan segments in healthcare, higher education and K-12 education.

Underwriting and Pricing

We price our individual retirement products based on long-term assumptions that include investment returns and operating costs. We establish target returns for each product based upon these factors and the expected amount of regulatory and rating agency capital, to the extent any is required, that we must hold to support these contracts and investment products over their projected lifetime. We monitor and manage pricing and sales mix to achieve target returns. It may take new business several years to become profitable, depending on the nature and life of the product, and returns are subject to variability as actual results may differ from pricing assumptions. Where we bear investment risk, we seek to mitigate such risk by actively managing both market and credit risks associated with investments and through asset/liability matching portfolio management.

Health Solutions

Our Health Solutions segment provides worksite employee benefits, Health Account Solutions (Health Savings Account ("HSA")/FSA/HRA and COBRA administration), Leave Management, financial wellness and decision support products and services to mid-size and large corporate employers and professional associations to help foster a workforce with a healthy balance for living today, prepared for tomorrow and feeling confident about the future. In addition, our Health Solutions segment serves the employer market by providing stop-loss coverage to employer plan sponsors that self-fund their pharmaceutical and medical benefits plans. Our Health Solutions segment is among the largest writers of stop-loss coverage in the U.S., currently ranking fourth among third-party carriers on a premium basis with approximately $1.3 billion of in-force premiums. We also rank fifth in our supplemental health benefits markets offering and are a top 15 provider of group life. As of December 31, 2022, Health Solutions total in-force premiums were $2.8 billion.

The Health Solutions segment generates revenue from premiums and fees, investment income, mortality and morbidity and other charges. Investment income is driven by the spread between investment yields and credited rates (the interest and income that is credited to the policies) to policyholders on voluntary universal life, whole life products, and HSA invested assets. Underwriting income derives from the difference between premiums and mortality charges collected and benefits and expenses paid for group life, stop loss and Voluntary Benefits. Fee income is generated from margin on expenses for services provided on Leave Management, HSA/FSA/HRA and COBRA administration and proprietary decision support tools. Our Health Solutions segment generated adjusted operating earnings before income taxes of $291 million for the year ended December 31, 2022.

We believe that our Health Solutions segment offers significant opportunities for growth through expansion of Voluntary Benefits and Health Account Solutions as employers increasingly seek to have employees bear a greater proportion of the cost of medical coverage. We are well-positioned to offer complementary products such as Accident Critical Illness and Hospital Indemnity that protect the workforce from having to consume savings and retirement assets from their HSA or retirement plans while providing financial protection from life events with short-term disability, long-term disability and life insurance.

We also provide decision support tools such as myVoyage which help employees select the right combination of benefits to meet their individual circumstances and objectives. We support employers by taking on the administrative burden of leave management, COBRA administration and other obligations with simplified billing, medical claims integration and by offering stop-loss coverage.

Products and Services

Our Health Solutions segment offers stop-loss insurance, voluntary benefits, and group life and disability, Health Account Solutions (HSA/FSA/HRA and COBRA administration), Leave Management and decision support products and services. These offerings are designed to meet the financial needs of both employers and employees by helping employers attract and retain employees and control costs, provide ease of administration and valuable financial protection for employees.

Stop Loss. Our stop-loss insurance provides coverage for mid-sized to large employers that self-insure their medical claims. These employers provide a health plan to their employees and generally pay all plan-related claims and administrative expenses. Our stop-loss product helps these employers contain their health expenses by reimbursing specified claim amounts above certain deductibles and by reimbursing claims that exceed a specified limit. We offer this product via two types of protection—individual stop-loss insurance and aggregate stop-loss insurance. The primary difference between these two types is a varying deductible; both coverages are re-priced and renewable annually.

Voluntary Benefits. Our voluntary benefits business involves the sale of whole life insurance, critical illness, accident and hospital indemnity insurance, while also servicing universal life insurance policies. This product lineup is mostly employee-paid through payroll deduction.

Group Life. Group life products span basic and supplemental term life insurance as well as accidental death and dismemberment for mid-sized to large employers. These products offer employees guaranteed issue coverage, convenient payroll deduction, affordable rates and conversion options.

Group Disability. Group disability includes group long term disability, short term disability, voluntary long term disability and voluntary short term disability products for mid-sized to large employers. This product offering is typically packaged for sale with group life products, especially in the middle-market. We also provide leave administration services. We partner with

FullScopeRMS (formerly DisabilityRMS), a third-party insurer, to provide leave management and reinsure 100% of our group disability.

Health Account Solutions. This product line involves the sale of health savings accounts, flexible spending accounts and health reimbursement arrangements, commuter and dependent care benefits, COBRA administration and direct billing services.

Financial Wellness and Decision Support. With our MyVoyage application, we offer a distinctive guidance and advice tool that assists employees and their dependents to make more informed decisions in choosing among complex enrollment decisions that span medical coverage, dental insurance, vision, HAS, FSA, Retirement contributions and emergency savings. Premiums associated with Financial Wellness and Decision Support are included within Health Account Solutions.

The following chart presents the key Health Solutions products we offer, along with annualized in-force premiums for each product:

($ in millions)	Annualized In-Force Premiums
Health Solutions Products	**Year Ended December 31, 2022**
Stop Loss	$ 1,258
Voluntary Benefits	670
Group Life	610
Group Disability	224
Health Account Solutions	19

Markets and Distribution

Our Health Solutions segment works primarily with national and regional benefits consultants, brokers, TPAs, enrollment firms and technology partners. Our tenured distribution organization provides local sales and account management support to offer customized solutions to mid-sized to large employers backed by a national accounts team. We offer innovative and flexible solutions to meet the varying and changing needs of our customers and distribution partners. We have many years of experience providing unique stop-loss solutions and products for our customers. In addition, we are an experienced multi-line employee benefits insurance carrier (group life, disability, stop loss and voluntary benefits).

Competition

The stop-loss insurance market is mature. Due to the large number of participants in this segment, price and claim servicing are important competitive drivers. Our principal competitors include Sun Life, Tokio Marine HCC (formerly Houston Casualty), and Symetra.

The supplemental benefits market is growing rapidly and we compete on price, claim servicing and product innovation with our principal competitors being Cigna, Aetna and Aflac.

The group life market is the most mature of our market segments and most often sold alongside disability where competitive drivers for both are price, claim servicing, and additional administrative capabilities (such as leave management). Our principal competitors include MetLife, New York Life and Unum.

The Health Account Solutions market continues to grow at a rapid pace, and includes HSAs, FSAs, COBRA administration, and billing services. Our principal competitors in this market are Health Equity, Optum (part of UnitedHealthcare), Fidelity and HSA Bank (part of Webster Bank).

Underwriting and Pricing

Group insurance pricing reflects the employer group's claims experience and the risk characteristics of each employer group. The employer's claims experience is reviewed at time of policy issuance and periodically thereafter, resulting in ongoing pricing adjustments. The key pricing and underwriting criteria are morbidity and mortality assumptions, the employer group's demographic composition, the industry, geographic location, regional and national economic trends, plan design and prior claims experience. Pricing for our group disability products is determined by our reinsurer, FullScopeRMS, and we assume no underwriting risk in connection with such products.

Stop loss insurance pricing reflects the risk characteristics and claims experience for each employer group. The product is annually renewable and the underwriting information is reviewed annually as a result. The key pricing and underwriting criteria are medical cost trends, morbidity assumptions, the employer group's demographic composition, the industry, geographic location, plan design and prior claims experience. Pricing in the stop-loss insurance market is generally cyclical.

Reinsurance

Our Health Solutions reinsurance strategy seeks to limit our exposure to any one individual which helps limit and control risk. Group Life, which includes Accidental Death and Dismemberment, cedes the excess over $750,000 of each coverage to a reinsurer. Group Long Term Disability cedes substantially all of the risk including the claims servicing, to a TPA and reinsurer. As of January 1, 2022, Stop Loss has a reinsurance program in place that limits our exposure on any one specific claim to $5.0 million, with aggregate stop-loss reinsurance that limits our exposure to $5.0 million over the Policyholder's Aggregate Excess Retention. For policies issued in 2021 and 2020, the limits on any one specific claim are $4.5 million and $4.0 million, respectively and there is aggregate stop-loss reinsurance limiting our exposure to $4.5 million over the Policyholders Aggregate Excess Retention. See *Quantitative and Qualitative Disclosures About Market Risk—Risk Management* in Part II, Item 7A. of this Annual Report on Form 10-K. We also use an annually renewable reinsurance transaction which lowers required capital of the Health Solutions segment.

Investment Management

With global distribution capabilities, we offer domestic and international fixed income, equity, alternatives and multi-asset products and solutions across market sectors and investment styles through our actively managed, full-service investment management business. As of December 31, 2022, our Investment Management segment managed $258.5 billion for third-party institutional and individual investors (including third-party variable annuity-sourced assets), $24.8 billion in separate account assets for our other businesses and $38.0 billion in general account assets. We also offer a range of privates and alternative asset solutions across fixed income and alternative investment products with AUM of $99.7 billion for such privates and alternatives products.

On July 25, 2022, we completed the AllianzGI Transaction, pursuant to which we acquired assets and teams comprising specified strategies previously managed by AllianzGI. The AllianzGI Transaction increases the international scale and distribution of our investment products and provides us with new capabilities that diversify our investment strategies and help us meet the needs of a larger and more global client base.

We are committed to reliable and responsible investing and delivering research-driven, risk-adjusted, client-oriented investment strategies and solutions and advisory services across asset classes, geographies and investment styles. Investment Management is committed to meeting increasing demands of clients, shareholders and stakeholders with respect to ESG investment issues while continuing to focus upon our adaptive, research-driven investment practices. In evaluating existing and potential investments, we consider material factors, including the integration of ESG factors, as appropriate, to determine whether any or all of those factors might have a material effect on the value, risks, or prospects of an investment opportunity over time.

Through our institutional distribution channel and our Voya-affiliate businesses, we serve a variety of institutional clients, including public, corporate and Taft-Hartley Act defined benefit and defined contribution retirement plans, endowments and foundations, and insurance companies. We also serve individual investors by offering our mutual funds, separately managed accounts, and private and alternative funds through an intermediary-focused distribution platform or through affiliate and third-party retirement platforms.

Investment Management's primary source of revenue is management fees collected on the assets we manage. These fees are typically based upon a percentage of AUM. In certain investment management fee arrangements, we may also receive performance-based incentive fees when the return on AUM exceeds certain benchmark returns or other performance hurdles. In addition, and to a lesser extent, Investment Management collects administrative fees on outside managed assets that are administered by our mutual fund platform and distributed primarily by our Wealth Solutions segment. Investment Management also receives fees as the primary investment manager of our general account, which is managed on a market-based pricing basis. Finally, Investment Management generates revenues from a portfolio of seed capital investments in private equity, Collateralized Loan Obligations ("CLOs") and various funds. Excluding Allianz's non-controlling interest, Investment Management generated adjusted operating earnings before income taxes of $158 million for the year ended December 31, 2022.

The success of our platform begins with providing our clients continued strong investment performance. In addition to investment performance, our focus is on client "solutions" and income and outcome-oriented products which include target date funds. We expect that our traditional public markets business and privates and alternatives capabilities, leveraging strong investment performance combined with superior client service, will drive positive net cash flows and AUM growth.

Products and Services

Investment Management delivers products and services that are manufactured through our traditional, private asset and alternative investment capabilities. The traditional platforms are fixed income, equities and multi-asset strategies and solutions ("MASS"). Our private asset and alternative capabilities include investment strategies such as private equity. private credit (investment grade and high yield), commercial mortgage loans, mortgage derivatives, leveraged credit and CLOs. The onboarding of former AllianzGI investment strategies has increased our product offering across thematic and fundamental equity and added multi-asset fund offerings.

Fixed Income. Investment Management's fixed income platform manages assets for domestic and international institutional investors, retail investors and our general account. As of December 31, 2022, there was $221.6 billion in AUM on the fixed income platform, of which $38.0 billion were general account assets. Through the fixed income platform, clients have access to public fixed income strategies including money market funds, investment-grade corporate debt, government bonds, residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), asset-backed securities ("ABS"), and high yield bonds. Our private fixed income capabilities include private placements, middle market private debt and syndicated debt instruments, leveraged credit, structured products (e.g., CLOs), commercial mortgages and preferred securities. Each sector within the platform is managed by seasoned investment professionals supported by significant credit, quantitative and macro research and risk management capabilities.

Equities. The equities platform is a multi-cap and multi-style research-driven platform comprising thematic, fundamental and quantitative equity strategies for institutional and retail investors. As of December 31, 2022, there were $83.4 billion in AUM on the equities platform covering both domestic and international markets. Our fundamental equity capabilities are bottom-up and research driven, and cover growth, value, and core strategies in the large, mid and small cap spaces. The AllianzGI Transaction added thematic and fundamental equity capabilities. Our quantitative equity capabilities are used to create quantitative and enhanced indexed strategies, support other fundamental equity analysis, and create extension products.

Alternatives. Investment Management's largest alternatives platform is Pomona Capital. Pomona Capital specializes in investing in private equity funds in three ways: by purchasing secondary interests in existing partnerships; by investing in new partnerships; and by co-investing alongside buyout funds in individual companies. As of December 31, 2022, Pomona Capital managed assets totaling $10.0 billion across a suite of limited partnerships and the Pomona Investment Fund, a registered investment fund that is available to accredited investors. In addition, Investment Management's alternatives platform includes privately-placed open-end and closed-end funds, the underlying strategies of which leverage our core private credit and mortgage loan investment capabilities. As of December 31, 2022, there were $16.4 billion in alternatives AUM.

MASS. Investment Management's MASS platform offers a variety of investment products and strategies that combine multiple asset classes using asset allocation techniques. The objective of the MASS platform is to develop customized solutions that meet specific, and often unique, goals of investors that dynamically change over time in response to changing markets and client needs. Utilizing core capabilities in asset allocation, manager selection, asset/liability modeling, risk management and financial engineering, the MASS team has developed a suite of target date and target risk funds that are distributed through our Wealth Solutions segment and to institutional and retail investors. These funds can incorporate multi-manager funds. The MASS team also provides pension risk management, strategic and tactical asset allocation, liability-driven investing solutions and investment strategies that hedge out specific market exposures (e.g., portable alpha) for clients.

The following chart presents asset and net flow data as of December 31, 2022, broken out by Investment Management's five investment platforms as well as by major client segment:

	AUM		Net Flows	
	As of 12/31/2022		Year Ended 12/31/2022	
	$ in billions		$ in millions	
Investment Platform				
Fixed income - Public	$	138.3	$	(2,218.4)
Fixed income - Privates		83.3		5,017.8
Equities		83.4		(1,214.5)
Alternatives		16.4		(511.0)
Total	$	321.4 [1]	$	1,073.9
MASS [1]		30.8		795.5
Client Segment				
Retail	$	121.9	$	(2,600.8)
Institutional		161.5		3,674.7
General Account		38.0		N/A
Total	$	321.4	$	1,073.9
Divested Businesses [2]		38.7		(2,156.4)

[1] $24.2 billion of MASS assets are included in the fixed income, equity and alternatives AUM categories presented above. The balance of MASS assets, $6.6 billion, is managed by third parties and we earn only a modest, market-rate fee on the assets.

[2] Upon closing of the Individual Life Transaction on January 4, 2021, $26 billion of assets (measured on a market value basis) moved from the general account to external client. The external client assets are managed through our appointment as investment manager. Voya IM's mandate covers approximately 80% of these assets for a minimum term of two years following the closing of the Individual Life Transaction, grading down to at least approximately 30% by the sixth year. See —*Organizational History and Structure—Individual Life Transaction*.

N/A - Not applicable

Markets and Distribution

We serve our institutional clients through a dedicated sales and service platform both domestically and internationally. The strategic partnership with AllianzGI we entered into concurrently with the AllianzGI Transaction enhances our strategic outreach globally. For certain international regions, we currently also distribute through selling agreements with a former affiliated party and for sponsored structured products through the arranger. We serve individual investors through an intermediary-focused distribution platform, consisting of business development and wholesale forces that partner with banks, broker-dealers and independent financial advisers, as well as our affiliate and third-party retirement platforms.

With the exception of Pomona Capital and certain structured products, the different products and strategies associated with our investment platforms are distributed and serviced by these Retail and Institutional client-focused segments as follows:

- *Retail client segment*: Registered open- and closed-end funds and Separately Managed Accounts through affiliate and third-party distribution platforms, including warehouses, brokerage firms, registered investment advisors, banks, trust companies and independent and regional broker-dealers. As of December 31, 2022, total AUM from these channels was $121.9 billion. Included in our retail client segment is $14.2 billion of AUM managed on behalf of our divested businesses as of December 31, 2022.

- *Institutional client segment*: Individual and pooled accounts, targeting defined benefit, defined contribution recordkeeping and retirement plans, Taft Hartley plans and endowments and foundations. As of December 31, 2022, Investment Management had approximately 336 institutional clients, representing $161.5 billion of AUM primarily in separately managed accounts and collective investment trusts.

Competition

Investment Management competes with a wide array of asset managers and institutions in the highly fragmented U.S. investment management industry. In our key market segments, Investment Management competes on the basis of, among other things, investment performance, investment philosophy and process, product features and structure and client service. Our principal competitors include insurance-owned asset managers such as Principal Global Investors (Principal Financial Group), Prudential and Ameriprise and bank-owned asset managers such as "pure-play" asset managers including Invesco, T. Rowe Price, and Franklin Templeton.

Individual Life

As described under "–*Organizational History and Structure–Individual Life Transaction*", on January 4, 2021, we completed a transaction to dispose of substantially all of our individual life business and related assets. As a part of the Individual Life Transaction, we also transferred a significant portion of our remaining annuities business previously managed in Corporate. See *Overview* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information.

Human Capital Resources

Voya is a purpose-driven company with a culture, a brand, and an operating discipline that has established us as a leader in our industry. Through our human capital strategy, we attract, retain and reward talent across our enterprise in support of our mission to make a secure financial future possible – one person, one family, one institution at a time. We have prioritized our efforts to build and maintain a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs. Outside of Voya, we have built and continue to build connections between our employees and the communities in which they live and serve through support of employee volunteerism and giving.

As of December 31, 2022, we had approximately 6,100 employees, 99% of whom are full-time and U.S.-based. Our primary office locations are in New York, NY; Windsor, CT; Minneapolis, MN; Atlanta, GA; Braintree MA; Scottsdale, AZ; and Chandler, AZ. As part of our post-COVID strategy, we have shifted from 20% of our workforce as fully remote to approximately 58% of our workforce as fully remote, approximately 41% as hybrid (working remotely or in an office location some portion of their time) and 1% as office essential workers.

Our acquisition of Benefitfocus on January 24, 2023 has increased our employee base by approximately 1,100 employees, approximately half of whom are based in the Charleston, SC region, where we have also acquired an additional office facility.

Diversity and Inclusion

Our differences make us stronger. We are committed to fostering a work environment where the differences that we are born with — and those we acquire and choose throughout our lives — are understood, valued and intentionally pursued. Purposefully bringing our differences together to positively influence our culture, service our clients and enrich our communities is essential to our vision to clear your path to financial confidence and a more fulfilling life. Of our approximately 6,100 employees as of December 31, 2022, females or people of color represent 65% of the workforce (3% of our workforce self-identifies as members of the disabled/special needs community). Our 12 member Executive Committee is 50% diverse (four females, one of whom is a person of color, and two male persons of color).

Our 11-member Board of Directors is 64% diverse (six females, one of whom is a person of color, and one male person of color).

Talent Management & Development

We believe that superior human capital management is a key component to a high level of corporate performance. We are differentiated by our talent review process, leadership development, succession planning, mentoring programs, performance management process, coaching and feedback.

Because we are committed to developing employees, we maintain robust learning programs through Voya's Learning Center to help employees develop as they advance their careers and/or transition into different roles within Voya.

Total Rewards

Our Total Rewards offering is made up of the entire employee experience. It is delivered in the form of direct compensation (base salary, annual and/or long-term incentives), company-sponsored benefits (retirement savings; health and welfare plans;

paid time off; and work-life balance programs) and development opportunities. We provide a robust Total Reward offering that is market-competitive and equitable in order to attract, retain, and motivate a talented and diverse workforce.

Corporate Responsibility

Each of our approximately 6,100 employees carries out the work encompassed by our corporate values. These values reflect our belief that we all have a role to play in fulfilling our mission: to make a secure financial future possible — one person, one family, one institution at a time. We are committed to conducting business in an ethically, economically, socially and environmentally responsible manner.

REGULATION

Our operations and businesses are subject to a significant number of Federal and state laws, regulations, and administrative determinations. Following is a description of certain legal and regulatory frameworks to which we or our subsidiaries are or may be subject.

Voya Financial, Inc. is a holding company for all of our business operations, which we conduct through our subsidiaries. Voya Financial, Inc. is not licensed as an insurer, investment advisor or broker-dealer but, because we own regulated insurers, we are subject to regulation as an insurance holding company.

Insurance Regulation

Our insurance subsidiaries are subject to comprehensive regulation and supervision under U.S. state and federal laws. Each U.S. state, the District of Columbia and U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. The primary regulator of an insurance company, however, is located in its state of domicile. Each of our insurance subsidiaries is licensed and regulated in each state where it conducts insurance business.

State insurance regulators have broad administrative powers with respect to all aspects of the insurance business including: licensing to transact business, licensing agents, admittance of assets to statutory surplus, regulating premium rates for certain insurance products, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, establishing credit for reinsurance requirements, fixing maximum interest rates on life insurance policy loans and minimum accumulation or surrender values and other matters. State insurance laws and regulations include numerous provisions governing the marketplace conduct of insurers, including provisions governing the form and content of disclosures to consumers, product illustrations, advertising, product replacement, suitability, sales and underwriting practices, complaint handling and claims handling. State regulators enforce these provisions through periodic market conduct examinations. State insurance laws and regulations regulating affiliate transactions, the payment of dividends and change of control transactions are discussed in greater detail below.

As of December 31, 2022, we had three U.S. insurance subsidiaries – VRIAC, RLI and Reliastar of New York ("RNY"), which are domiciled in Connecticut, Minnesota and New York, respectively. These are collectively referred to as "our insurance subsidiaries" and VRIAC and RLI are referred to as our "Principal Insurance Subsidiaries" in this Annual Report on Form 10-K for purposes of discussions of U.S. insurance regulatory matters.

State insurance laws and regulations require our insurance subsidiaries to file financial statements with state insurance regulators everywhere they are licensed and the operations of our insurance subsidiaries and accounts are subject to examination by those regulators at any time. Our insurance subsidiaries prepare statutory financial statements in accordance with accounting practices and procedures developed by regulators to monitor and regulate the solvency of insurance companies and their ability to pay current and future policyholder obligations. The NAIC has approved these uniform statutory accounting principles ("SAP") which have in turn been adopted, in some cases with minor modifications, by all state insurance regulators.

Our insurance subsidiaries are subject to periodic financial examinations and other inquiries and investigations by their respective domiciliary state insurance regulators and other state law enforcement agencies and attorneys general.

Insurance Holding Company Regulation

Voya Financial, Inc. and our insurance subsidiaries are subject to the insurance holding companies laws of the states in which such insurance subsidiaries are domiciled. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance regulator in the insurance company's state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions affecting the insurers in the holding company system must be fair and reasonable and, if material, require prior notice and approval or non-disapproval by the state's insurance regulator.

Change of Control. State insurance holding company regulations generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company's domiciliary state insurance regulator. Under the laws of each of the domiciliary states of our insurance subsidiaries, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state insurance regulators, however, may find that "control" exists in circumstances in which a person owns or controls less than 10% of voting securities.

To obtain approval of any change in control, the proposed acquirer must file with the applicable insurance regulator an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will affect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters.

Any purchaser of shares of common stock representing 10% or more of the voting power of our capital stock will be presumed to have acquired control of our insurance subsidiaries unless, following application by that purchaser in each insurance subsidiary's state of domicile, the relevant insurance commissioner determines otherwise.

NAIC Regulations. The current insurance holding company model act and regulations (the "NAIC Regulations"), versions of which have been adopted by our insurance subsidiaries' domicile states, include a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. The NAIC Regulations also include a provision requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control. Each of the states of domicile for our insurance subsidiaries has adopted its version of the NAIC Regulations.

The NAIC's "Solvency Modernization Initiative" focuses on: (1) capital requirements; (2) corporate governance and risk management; (3) group supervision; (4) statutory accounting and financial reporting; and (5) reinsurance. This initiative resulted in the adoption by the NAIC, and our insurance subsidiaries' domicile states, of the Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA"). ORSA requires that insurers maintain a risk management framework and conduct an internal own risk and solvency assessment of the insurer's material risks in normal and stressed environments. The assessment must be documented in a confidential annual summary report, a copy of which must be made available to regulators as required or upon request. In accordance with statutory requirements, Voya Financial regularly prepares and submits ORSA summary reports. This initiative also resulted in the adoption by the NAIC and several of our insurance subsidiary domiciliary regulators of the Corporate Governance Annual Filing Model Act, which requires insurers, including Voya Financial, to make an annual confidential filing regarding their corporate governance policies.

Dividend Payment Restrictions. As a holding company with no significant business operations of our own, we depend on dividends and other distributions from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of principal of, our outstanding debt obligations. The states in which our insurance subsidiaries are domiciled impose certain restrictions on such subsidiaries' ability to pay dividends to us. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

For a summary of ordinary dividends and extraordinary distributions paid by each of our insurance subsidiaries to Voya Financial or Voya Holdings in 2021 and 2022, and a discussion of ordinary dividend capacity for 2023, see *Liquidity and Capital Resources—Restrictions on Dividends and Returns of Capital from Subsidiaries* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K.

Financial Regulation

Policy and Contract Reserve Sufficiency Analysis. Under the laws and regulations of their states of domicile, our insurance subsidiaries are required to conduct annual analyses of the sufficiency of their statutory reserves. Other jurisdictions in which these subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, are sufficient to meet the insurer's contractual obligations and related expenses. If such an opinion cannot be rendered, the affected insurer must set up additional statutory reserves by moving funds from available statutory surplus. Our insurance subsidiaries submit these opinions annually to applicable insurance regulatory authorities.

Surplus and Capital Requirements. Insurance regulators have the discretionary authority, in connection with the ongoing licensing of our insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators' judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not currently believe that the current or anticipated levels of statutory surplus of our insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our insurance subsidiaries may issue.

Risk-Based Capital. The NAIC has adopted RBC requirements for life, health and property and casualty insurance companies. The requirements provide a method for analyzing the minimum amount of adjusted capital (statutory capital and surplus plus other adjustments) appropriate for an insurance company to support its overall business operations, taking into account the risk characteristics of the company's assets, liabilities and certain off-balance sheet items. State insurance regulators use the RBC requirements as an early warning tool to identify possibly inadequately capitalized insurers. An insurance company found to have insufficient statutory capital based on its RBC ratio may be subject to varying levels of additional regulatory oversight depending on the level of capital inadequacy. As of December 31, 2022, the Total Adjusted Capital of each of our insurance subsidiaries exceeded statutory minimum RBC levels that would require any regulatory or corrective action.

IRIS Tests. The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System ("IRIS") to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies requiring special attention or action. For IRIS ratio purposes, our insurance subsidiaries submit data to the NAIC on an annual basis. The NAIC analyzes this data using prescribed financial data ratios. A ratio falling outside the prescribed "usual range" is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range.

Regulators typically investigate or monitor an insurance company if its IRIS ratios fall outside the prescribed usual range for four or more of the ratios, but each state has the right to inquire about any ratios falling outside the usual range. The inquiries made by state insurance regulators into an insurance company's IRIS ratios can take various forms.

We do not anticipate regulatory action as a result of our 2022 IRIS ratio results.

Insurance Guaranty Associations. Each state has insurance guaranty association laws that require insurance companies doing business in the state to participate in various types of guaranty associations or other similar arrangements. The laws are designed to protect policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on the basis of the member insurer's proportionate share of the business in the relevant jurisdiction in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years.

Cybersecurity Regulatory Activity

The NAIC, numerous state and federal regulatory bodies and self-regulatory organizations like FINRA are focused on cybersecurity standards both for the financial services industry and for all companies that collect personal information, and have proposed and enacted legislation and regulations, and issued guidance regarding cybersecurity standards and protocols. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

In response to the growing threat of cyberattacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law (the "Model Law"), intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. These laws are designed to ensure that licensees of the Department of Insurance in these states have strong and aggressive cybersecurity programs to protect the personal data of their customers. Alabama, Connecticut, Delaware, Indiana, Iowa, Louisiana, Maine, Michigan, Mississippi, New Hampshire, North Dakota, Ohio, South Carolina and Virginia have adopted versions of the Model Law, each with a different effective date, and other states may adopt versions of the Model Law in the future. In February 2017, the New York Department of Financial Services ("NYDFS") issued final Cybersecurity Requirements for Financial Services Companies that is not based on the Model Law, that requires banks, insurance companies, and other financial services institutions regulated by the NYDFS, including us, to establish and maintain a comprehensive cybersecurity program "designed to protect consumers and ensure the safety and soundness of New York State's financial services industry". NYDFS's Cybersecurity Requirements specifically provide for: (i) controls relating to the governance framework for a cybersecurity program; (ii) risk-based minimum standards for technology systems for data protection; (iii) minimum standards for cyber breach responses and business continuity and disaster recovery, including notice to the NYDFS of material events; and (iv) identification and documentation of material deficiencies, remediation plans and annual certification of regulatory compliance with the NYDFS. In November 2022, the NYDFS proposed amendments to its cybersecurity regulations that would call for increased mandatory controls and additional cybersecurity requirements for larger companies.

During 2023, we expect cybersecurity risk management, prioritization and reporting to continue to be an area of significant focus by governments, regulatory bodies and self-regulatory organizations at all levels.

Securities Regulation Affecting Insurance Operations

Certain of our insurance subsidiaries sell group variable annuities and have sold variable life insurance that are registered with and regulated by the SEC as securities under the Securities Act of 1933, as amended (the "Securities Act"). These products are issued through separate accounts that are registered as investment companies under the Investment Company Act, and are regulated by state law. Each separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund which is itself a registered investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Our mutual funds, and in certain states, our variable life insurance and variable annuity products, are subject to filing and other requirements under state securities laws. Federal and state securities laws and regulations are primarily intended to protect investors and generally grant broad rulemaking and enforcement powers to regulatory agencies.

Federal Initiatives Affecting Insurance Operations

The U.S. federal government generally does not directly regulate the insurance business. Federal legislation and administrative policies in several areas can significantly affect insurance companies. These areas include federal pension regulation, financial services regulation, federal tax laws relating to life insurance companies and their products and the USA PATRIOT Act of 2001 (the "Patriot Act") requiring, among other things, the establishment of anti-money laundering monitoring programs.

Regulation of Investment and Retirement Products and Services

Our investment, asset management and retirement products and services are subject to federal and state tax, securities, fiduciary (including the Employment Retirement Income Security Act ("ERISA")), insurance and other laws and regulations. The SEC, the Financial Industry Regulatory Authority ("FINRA"), the U.S. Commodities Futures Trading Commission ("CFTC"), state securities commissions, state banking and insurance departments and the Department of Labor ("DOL") and the Treasury Department are the principal regulators that regulate these products and services.

Federal and state securities laws and regulations are primarily intended to protect investors in the securities markets and generally grant regulatory agencies broad enforcement and rulemaking powers, including the power to limit or restrict the conduct of business in the event of non-compliance with such laws and regulations. Federal and state securities regulatory authorities and FINRA from time to time make inquiries and conduct examinations regarding compliance by us and our subsidiaries with securities and other laws and regulations.

Department of Labor Rules Regarding Fiduciaries

In December 2020, the Department of Labor ("DOL") adopted a revised interpretation to the five-part test to determine investment advice fiduciary status under Title I of ERISA, and a new prohibited transaction exemption (PTE 2020-02) that, subject to certain requirements, allows investment advice fiduciaries to receive compensation that might otherwise have been considered an ERISA prohibited transaction. In April 2021, the DOL stated that it anticipates amending the 2020 investment advice fiduciary regulation and PTE 2020-02, which amendment did not occur in 2022 and is now expected in 2023. We do not believe that compliance with the fiduciary interpretation or the prohibited transaction exemption as currently adopted will have a material impact on us. We anticipate that other state and federal regulators may follow with their own rules applicable to investment recommendations relating to other separate or overlapping investment products and accounts, such as insurance products and retirement accounts. If anticipated amendments to these rules render them more onerous than Regulation Best Interest ("Regulation BI") and existing DOL rules, or result in a conflict with Regulation BI, the impact on us could be more substantial.

In November 2020 and December 2020, the DOL adopted final rules which included provisions that significantly limited plan fiduciaries' consideration of non-pecuniary factors when selecting investments, proxy voting and exercising other shareholder rights. In March 2021, the DOL announced that it was reviewing the 2020 investment selection and proxy voting rules and issued an enforcement policy statement that the DOL would not enforce these rules until the publication of further guidance. In November 2022, the DOL announced a final rule that clarified that a fiduciary's duty of prudence must be based on factors that the fiduciary reasonably determines are relevant to a risk and return analysis and that such factors may also include the economic effects of climate change and other ESG considerations in selecting investments or exercising shareholder rights, such as proxy voting. We do not believe that the revised investment selection and proxy voting rules will have a material impact on us.

SECURE 2.0 Act

On December 23, 2022, Congress passed the Consolidated Appropriations Act, 2023, containing the SECURE 2.0 Act of 2022 ("SECURE 2.0"), which was signed into law by President Biden on December 29, 2022. SECURE 2.0 includes a number of provisions related to retirement plans that: (1) expand participant coverage; (2) facilitate the establishment of retirement plans by smaller employers; (3) facilitate the creation of emergency savings accounts; (4) facilitate opportunities for participants with student debt to begin building retirement savings; and (5) simplify plan rules. These provisions are likely to have a significant effect on retirement plans and participants for the next several years due to their staggered effective dates, and will require numerous changes to retirement plan recordkeeping systems and processes. We are still reviewing SECURE 2.0's impact on our Wealth Solutions business, but do not believe that the changes to our systems and processes required to implement SECURE 2.0 will have a material impact on us.

Securities Regulation with Respect to Certain Insurance and Investment Products and Services

Our variable insurance and mutual fund products are generally "securities" within the meaning of, and registered under, the federal securities laws, and are subject to regulation by the SEC and FINRA as well as state law. As securities, these products are subject to filing and certain other requirements. Sales activities with respect to these products are generally subject to state securities regulation, which may affect investment advice, sales and related activities for these products.

Broker-Dealers and Investment Advisers

Our securities operations, principally conducted by a number of SEC-registered broker-dealers, are subject to federal and state securities, commodities and related laws, and are regulated principally by the SEC, the CFTC, state securities authorities, FINRA, the Municipal Securities Rulemaking Board and similar authorities. Agents and employees registered or associated with any of our broker-dealer subsidiaries are subject to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to regulation and examination by the SEC, FINRA and state securities commissioners. The SEC and other governmental agencies and self-regulatory organizations, as well as state securities commissions in the U.S., have the power to conduct administrative proceedings that can result in censure, fines, cease-and-desist orders or suspension, termination or limitation of the activities of the regulated entity or its employees.

Broker-dealers are subject to regulations that cover many aspects of the securities business, including, among other things, sales methods and trading practices, the suitability of investments for individual customers, the use and safekeeping of customers' funds and securities, capital adequacy, recordkeeping, financial reporting and the conduct of directors, officers and employees. The federal securities laws may also require, upon a change in control, re-approval by shareholders in registered investment companies of the investment advisory contracts governing management of those investment companies, including mutual funds included in annuity products. Investment advisory clients may also need to approve, or consent to, investment advisory agreements upon a change in control. In addition, broker-dealers are required to make certain monthly and annual filings with

FINRA, including monthly FOCUS reports (which include, among other things, financial results and net capital calculations) and annual audited financial statements prepared in accordance with U.S. GAAP.

As registered broker-dealers and members of various self-regulatory organizations, our registered broker-dealer subsidiaries are subject to the SEC's Net Capital Rule, which specifies the minimum level of net capital a broker-dealer is required to maintain and requires a minimum part of its assets to be kept in relatively liquid form. These net capital requirements are designed to measure the financial soundness and liquidity of broker-dealers. The net capital rule imposes certain requirements that may have the effect of preventing a broker-dealer from distributing or withdrawing capital and may require that prior notice to the regulators be provided prior to making capital withdrawals. Compliance with net capital requirements could limit operations that require the intensive use of capital, such as trading activities and underwriting, and may limit the ability of our broker-dealer subsidiaries to pay dividends to us.

Some of our subsidiaries are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and provide advice to registered investment companies, including mutual funds used in our annuity products, as well as an array of other institutional and retail clients. The Investment Advisers Act and Investment Company Act may require that fund shareholders be asked to approve new investment advisory contracts with respect to those registered investment companies upon a change in control of a fund's adviser. Likewise, the Investment Advisers Act may require that other clients consent to the continuance of the advisory contract upon a change in control of the adviser.

The commodity futures and commodity options industry in the U.S. is subject to regulation under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The CFTC is charged with the administration of the Commodity Exchange Act and the regulations adopted under that Act. Some of our subsidiaries are registered with the CFTC as commodity pool operators and commodity trading advisors. Our futures business is also regulated by the National Futures Association.

In June 2019, the SEC adopted Regulation BI. Among other things, Regulation BI applies a "best interest" standard to broker-dealers and their associated persons, including our retail broker-dealer, VFA, when they make securities investment recommendations to retail customers.

Employee Retirement Income Security Act Considerations

ERISA is a comprehensive federal statute that applies to U.S. employee benefit plans sponsored by private employers and labor unions. Plans subject to ERISA include pension and profit sharing plans and welfare plans, including health, life and disability plans. Among other things, ERISA imposes reporting and disclosure obligations, prescribes standards of conduct that apply to plan fiduciaries and prohibits transactions known as "prohibited transactions," such as conflict-of-interest transactions, self-dealing and certain transactions between a benefit plan and a party in interest. ERISA also provides for a scheme of civil and criminal penalties and enforcement. Our insurance, investment management and retirement businesses provide services to employee benefit plans subject to ERISA, including limited services under specific contracts where we may act as an ERISA fiduciary. We are also subject to ERISA's prohibited transaction rules for transactions with ERISA plans, which may affect our ability to, or the terms upon which we may, enter into transactions with those plans, even in businesses unrelated to those giving rise to party in interest status. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the DOL, the U.S. Internal Revenue Service ("IRS") and the U.S. Pension Benefit Guaranty Corporation ("PBGC").

Trust Activities Regulation

Voya Institutional Trust Company ("VITC") and Voya Investment Trust Co. ("VINTCO"), are each trust subsidiaries chartered by the Connecticut Department of Banking and subject to its regulation, supervision and examination. Neither entity is permitted to accept deposits (other than incidental to trust or custodial activities). VITC's activities are primarily to serve as trustee or custodian for retirement plans, IRAs, Health Savings Accounts and trust and custodial accounts used by employers to fund health reimbursement arrangements, and VINTCO's activities are primarily to serve as trustee for and manage various collective and common trust funds. VINTCO is also subject to state fiduciary duty laws, and the collective trust funds it manages are generally subject to ERISA.

Other Laws and Regulations

USA Patriot Act

The Patriot Act contains anti-money laundering and financial transparency laws applicable to broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain provisions that may be different, conflicting or more rigorous. Internal practices, procedures and controls are required to meet the increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies and share information with other financial institutions.

We are also required to follow certain economic and trade sanctions programs administered by the Office of Foreign Asset Control that prohibit or restrict transactions with suspected countries, their governments and, in certain circumstances, their nationals. We are also subject to regulations governing bribery and other anti-corruption measures.

Privacy Laws and Regulation

We are subject to laws, regulations and directives that require financial institutions and other businesses to protect the security and confidentiality of personal information, including health-related and customer information, and to notify their customers and other individuals of their policies and practices relating to the collection, use, and disclosure of health-related customer information. In addition, we must comply with international privacy laws, regulations and directives concerning the cross-border transfer or use of employee and customer personal information. These laws, regulations and directives also:

- provide additional protections regarding the use and disclosure of certain information such as national identification numbers (e.g., Social Security numbers);
- require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain personal information;
- require financial institutions to implement effective programs to detect, prevent, and mitigate identity theft;
- regulate the ability of financial institutions to make telemarketing calls and send e-mail, text or fax messages to consumers and customers;
- require oversight of third parties that have access to, and handle, personal information; and
- prescribe the permissible uses of certain personal information, including customer information and consumer report information.

Some countries have also instituted laws requiring in-country data processing and/or in-country storage of the personal data of its citizens. Compliance with such laws could result in higher technology, administrative and other costs for us and could affect how products and services are offered or require us to structure our businesses, operations and systems in less efficient ways.

Certain of our activities are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the "GLBA"), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines.

We are subject to numerous state laws governing the protection of personal and confidential information of our clients or employees, including the NYDFS Cybersecurity Regulation which mandates detailed cybersecurity standards for all institutions, including insurance entities, authorized by the NYDFS to operate in New York. We are subject to certain other states' cybersecurity standards, including in states that have adopted the NAIC Insurance Data Security Model Law. For more information, see *—Cybersecurity Regulatory Activity*.

We are also subject to California law, including the California Consumer Privacy Act of 2018 ("CCPA"), which became effective January 1, 2020. The CCPA established a privacy framework for covered businesses which collect and process the personal information of California consumers. It includes a broad definition of personal information, affords California residents certain individual rights of access and deletion regarding their personal data, and limits the "sale" of such information, which is also broadly construed to include making personal information available to third parties for valuable consideration. The CCPA established potentially severe statutory damages for businesses that fail to implement reasonable security measures to protect against breaches of personal information, and includes a broad private right of action available to affected consumers. The CCPA excludes data subject to the GLBA; however, this is not an entity-wide exception. The breach of California consumers' personal data, to the extent it involves data not covered by GLBA, represents a significant risk of liability.

Moreover, the legal landscape relating to data privacy and data protection is quickly evolving, which may increase operational and compliance costs associated with new or amended laws and regulations. For instance, since the CCPA was enacted in 2018, the California Attorney General has issued several draft implementing regulations, including following the CCPA coming into force in 2020. In November 2020, the California Privacy Rights Act (the "CRPA") was approved by California voters to amend the CCPA and to establish a new data protection authority, the California Privacy Protection Agency, authorized to promulgate new data protection regulations. Adapting our business and practices to the CCPA, as amended by the CPRA, and any forthcoming regulations, may be burdensome and could involve substantial additional or diverted resources.

Certain of our products and services are subject to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which establishes privacy and security standards that limit the use and disclosure of protected health information and require the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity, availability, and privacy of protected health information. Benefitfocus, as a healthcare clearinghouse, is a "Covered Entity" directly subject to HIPAA's Privacy, Security, and Breach Notification Rules. Additionally, we may be required to enter into a HIPAA Business Associate Agreement ("BAA") as a result of administering Flexible Spending Accounts ("FSAs") and Health Reimbursement Arrangements ("HRAs") on behalf of our customers, including Benefitfocus' health plan customers, and in connection with the provision of certain services, such as medical claims integration. BAAs require us to safeguard protected health information and restrict how we may use and disclose such information.

More broadly, the General Data Protection Regulation ("GDPR") which regulates data protection for all individuals within the European Union ("EU"), including foreign companies processing data of EU residents, became effective on May 25, 2018 and applies to all of our subsidiaries operating in the EU. The U.K. has also implemented the GDPR (the "U.K. GDPR"). The GDPR and the U.K. GDPR set out a number of requirements that must be complied with when handling the personal data of such EU and U.K. based data subjects respectively including: the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be "forgotten" and rights to data portability; the principal of accountability and the obligation to make public notification of significant data breaches. The GDPR and the U.K. GDPR include restrictions on transfers outside the U.K. and the European Economic Area (including Switzerland) and the requirement to include specific data protection provisions in agreements with data processors. The GDPR and the U.K. GDPR enhance individuals' rights, introduce complex and far-reaching company obligations and increase penalties significantly in case of violation. The interpretation and application of data protection laws in the U.S., Europe and elsewhere are developing and are often uncertain and in flux. The introduction of the U.K. GDPR and the GDPR, and any resultant changes in U.K. or EU member states' national laws and regulations, may increase our compliance obligations and costs and may necessitate the review and implementation of policies and processes relating to our collection and use of data. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with our data protection or security practices.

On October 21, 2019, the NAIC formed a Privacy Protections Working Group to review state insurance privacy protections regarding the collection, use and disclosure of information gathered in connection with insurance transactions. During its meeting on July 30, 2020, the Privacy Protections Working Group indicated that it would begin a gap analysis of existing privacy protections in order to identify differences in coverage between different privacy regimes, focusing on consumer issues, industry obligations, and regulatory enforcement. The Privacy Protections Working Group continues to work on this gap analysis, which could result in recommended changes to certain NAIC model laws and regulations related to privacy.

Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause consumers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection (in particular those that impact the use of machine intelligence) and cross-border transfers of consumer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. For example, our use of certain vendors outside of the U.S. to perform services on our platform could subject us to additional data protection regimes and increased risk of noncompliance. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny.

Environmental Considerations

Our ownership and operation of real property and properties within our commercial mortgage loan portfolio is subject to federal, state and local environmental laws and regulations. Risks of hidden environmental liabilities and the costs of any required clean-up are inherent in owning and operating real property. Under the laws of certain states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of clean-up, which could adversely affect the valuation of, and increase the liabilities associated with, the commercial mortgage loans we hold. In several states, this lien has priority over the lien of an existing mortgage against such property. In addition, we may be liable, in certain circumstances, as an "owner" or "operator," for costs of cleaning-up releases or threatened releases of hazardous substances at a property mortgaged to us under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the laws of certain states. Application of various other federal and state environmental laws could also result in the imposition of liability on us for costs associated with environmental hazards.

We routinely conduct environmental assessments prior to closing any new commercial mortgage loans or to taking title to real estate. Although unexpected environmental liabilities can always arise, we seek to minimize this risk by undertaking these environmental assessments and complying with our internal environmental policies and procedures.

AVAILABLE INFORMATION

We file periodic and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained through the SEC's website (www.sec.gov).

You may also access our press releases, financial information and reports filed with the SEC (for example, our Annual Report on Form 10-K, our Proxy Statement, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those Forms) online at investors.voya.com. Copies of any documents on our website are available without charge, and reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

Item 1A.   Risk Factors

We face a variety of risks that are substantial and inherent in our business, including market, liquidity, credit, operational, legal, regulatory and reputational risks. The following is a summary of the more important factors that could affect our business, sales, revenues, AUM, reputation, results of operations, liquidity, profitability or financial condition.

- Conditions in the global capital markets and the economy.
- Adverse capital and credit market conditions and the cost of credit and capital.
- The level of interest rates and in particular a recurrence of a low interest rate environment or a period of rapidly increasing interest rates.
- The expected replacement of LIBOR and related reforms.
- A downgrade or a potential downgrade in our financial strength or credit ratings.
- Our ability to increase or maintain our market share in highly competitive markets.
- Our ability to achieve the desired results from recent acquisitions.
- The adequacy of our risk management policies and procedures, including hedging programs.
- The inability of counterparties to meet their financial obligations.
- Requirements to post collateral or make payments related to changes in market value of specified assets.
- The diminishment in value of our invested assets and the investment returns credited to customers.
- The relative illiquidity of some of our investments as well as significant market valuation fluctuations of certain asset classes.
- Market and behavior risks associated with our CMO-B portfolio.
- The complexity of our products and services and the reliance on intermediaries to properly perform services and not misrepresent our products or services.
- The alteration of terms of our asset management agreements, termination of such agreements, or failure to realize certain performance hurdles.
- Inherent uncertainty in various methodologies, estimations and assumptions that we use to value our investments.
- Risks associated with our participation in a securities lending program and a repurchase program.
- Differences between actual policy experience and pricing, reserving or actuarial assumptions.
- Unfavorable developments in interest rates, credit spreads and policyholder behavior related to our stable value products, and the ability of our hedge program and risk mitigation features to offset potential consequences.
- Potential acceleration of the amortization of DAC and/or VOBA.

- Credit risk associated with reinsurance, as well as its general availability, affordability or adequacy.

- A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies.

- A concentration of our institutional funding with two Federal Home Loan Banks.

- Any failure to protect the privacy and confidentiality of customer information.

- Interruption or other operational failures in telecommunication, information technology and other operational systems, including as a result of human error.

- A failure to maintain the security, integrity, confidentiality or privacy of our telecommunication, information technology and other operational systems, or the sensitive data residing on such systems.

- Changes in accounting standards.

- Potential requirements to reduce the carrying value of our deferred income tax assets or establish an additional valuation allowance against the deferred income tax assets.

- Potential limitations on our ability to use certain beneficial deferred tax assets.

- The impact of recent U.S. tax law changes.

- Adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

- Litigation or potential litigation.

- A loss of, or significant change in, key product distribution relationships.

- The occurrence of natural or man-made disasters, including the COVID-19 pandemic.

- Potential difficulties arising from outsourcing relationships.

- The application of regulations governing our businesses and those of our affiliates, as well as changes in such regulation.

- The application of regulations governing our insurance businesses in particular, as well as changes in regulation, enforcement actions and regulatory investigations.

- The regulation of our products, and failure to meet any of the complex product requirements.

- Changes in tax laws and interpretations of existing tax law.

- The dependence of Voya Financial, Inc. and Voya Holdings on the ability of their subsidiaries to transfer funds to them to meet their obligations.

Risks Related to Our Business

Conditions in the global capital markets and the economy generally have affected and may continue to affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally, and are vulnerable to general economic disruption, decreases in asset prices, increases in market volatility and reductions in the availability of credit. In 2020, the economic dislocation created by the COVID-19 pandemic created many of these conditions, at least temporarily, and some such conditions, in particular high unemployment and historically low interest rates, persisted into 2021. In 2022, interest rates have continued to rise while the unemployment rate has returned to pre-pandemic levels. See risk factor *The occurrence of natural or man-made disasters*, *including the COVID-19 pandemic, may adversely affect our results of operations and financial condition*.

Although we carry out business primarily in the U.S., we are affected by both domestic and international macroeconomic developments. Volatility and disruptions in financial markets, including global capital markets, can have an adverse effect on our investment portfolio, and our liabilities are sensitive to changing market factors. Factors including, but not limited to, geopolitics and political uncertainty, interest rates, credit spreads, equity prices, derivative prices and availability, real estate markets, exchange rates, the volatility and strength of the capital markets, and deflation and inflation, all affect our financial condition. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect our financial condition (including our liquidity and capital levels) as a result of impacts, including, diverging impacts, on the value of our assets and our liabilities.

Even in the absence of a market downturn, our Wealth Solutions, investment and insurance products, as well as our investment returns and our access to and cost of financing, are sensitive to equity, fixed income, real estate and other market fluctuations and general economic and political conditions. These fluctuations and conditions could materially and adversely affect our results of operations, financial condition and liquidity.

To the extent that any of the foregoing risks were to emerge in a manner that adversely affected general economic conditions, financial markets, or the markets for our products and services, our financial condition, liquidity, and results of operations could be materially adversely affected.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.

Adverse capital market conditions may affect the availability and cost of borrowed funds, thereby impacting our ability to support or grow our businesses. We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, to carry out any share repurchases that we may undertake, to maintain our securities lending activities, to collateralize certain obligations with respect to our indebtedness, and to replace certain maturing liabilities. Without sufficient liquidity, we would be forced to curtail our operations, our ability to manage our capital structure would be adversely affected, and our business would suffer.

The level of interest rates may adversely affect our profitability, particularly in the event of a recurrence of a low interest rate environment or a period of rapidly increasing interest rates.

During a period of decreasing interest rates or a prolonged period of low interest rates, our investment earnings may decrease because the interest earnings on our recently purchased fixed income investments will likely have declined in tandem with market interest rates. In addition, a prolonged low interest rate period may result in higher costs for certain derivative instruments that may be used to hedge certain of our product risks. RMBS and callable fixed income securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and contract owners and returns on our investment portfolios. An extended period of declining or prolonged low interest rates or a prolonged period of low interest rates may also coincide with a change to our long-term view of the interest rates. Such a change in our view would cause us to further change the long-term interest rate assumptions in our calculation of insurance assets and liabilities under U.S. GAAP. Any future revision would result in increased reserves, accelerated amortization of deferred policy acquisition costs ("DAC") and other unfavorable consequences, which would be incremental to those consequences recorded in connection with the most recent revision. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves. We believe a continuation of the low interest rate environment would negatively affect our financial performance.

Conversely, an increase in market interest rates could also have a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio. A decrease in the estimated fair value of our investment portfolio would result in a reduction in GAAP equity and an increase in our leverage ratios. An increase in market interest rates could also create increased collateral posting requirements associated with our interest rate hedge programs and Federal Home Loan Bank funding agreements, which could materially and adversely affect liquidity. In addition, an increase in market interest rates could require us to pay higher interest rates on debt securities we may issue in the financial markets from time to time to finance our operations, which would increase our interest expense and reduce our results of operations.

Lastly, certain statutory reserve requirements are based on formulas or models that consider forward interest rates and an increase in forward interest rates may increase the statutory reserves we are required to hold thereby reducing statutory capital. Changes in prevailing interest rates may negatively affect our business including the level of net interest margin we earn. In a period of changing interest rates, interest expense may increase and interest credited to policyholders may change at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest margin. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings. In addition, our insurance and annuity products and certain of our retirement and investment products are sensitive to inflation rate fluctuations. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations.

The expected replacement of the London Interbank Offered Rate ("LIBOR") and replacement or reform of other interest rates could adversely affect our results of operations and financial condition.

Central banks throughout the world, including the Federal Reserve, have commissioned working groups of market participants and official sector representatives with the goal of finding suitable replacements for LIBOR and replacements or reforms of other interest rate benchmarks, such as EURIBOR and EONIA (the "IBORs"). It is expected that a transition away from the widespread use of such rates to alternative rates based on observable market transactions and other potential interest rate benchmark reforms will occur over the next several years.

On April 3, 2018, the Federal Reserve Bank of New York commenced publication of three reference rates based on overnight U.S. Treasury repurchase agreement transactions, including the Secured Overnight Financing Rate, which has been recommended as an alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee. Further, the Bank of England is publishing a reformed Sterling Overnight Index Average, consisting of a broader set of overnight Sterling money market transactions, which has been selected by the Working Group on Sterling Risk-Free Reference Rates as the alternative rate to Sterling LIBOR. Central bank-sponsored committees in other jurisdictions, including Europe, Japan and Switzerland, have, or are expected to, select alternative reference rates denominated in other currencies. On December 16, 2022, the Federal Reserve Board adopted a final rule identifying benchmark rates based on the Secured Overnight Financing Rate ("SOFR") that will replace LIBOR in certain financial contracts after June 30, 2023. The final rule identifies replacement benchmark rates based on SOFR to replace overnight, one-month, three-month, six-month and 12-month LIBOR in certain contracts.

The market transition away from IBORs to alternative reference rates is complex and could have a range of adverse impacts including potentially systemic disruptions to the financial markets generally, as well as adverse impacts to our results of operations and financial condition. In particular, any such transition or reform could:
- Adversely impact the pricing, liquidity, value of, return on, and trading for a broad array of financial products, including any IBOR-linked securities, loans and derivatives that are included in our financial assets and liabilities;
- Result in disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of provisions in IBOR-based products such as fallback language or other related provisions, including in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between the IBORs and the various alternative reference rates; and
- Require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from IBOR-based products to those based on one or more alternative reference rates in a timely manner, including by quantifying a value and risk for various alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates.

Depending on several factors including those set forth above, our results of operations and financial condition could be adversely affected by the market transition or reform of certain benchmarks. Other factors include the pace of the transition to replacement of reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rate, prices of and the liquidity of trading markets for products based on alternative reference rates, and our ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our results of operations and financial condition.

We are currently subject to periodic review by independent credit rating agencies S&P, Moody's, Fitch and A.M. Best, each of which currently maintain an investment grade rating with respect to us. Our ability to obtain secured or unsecured debt financing and our cost of secured or unsecured debt financing is dependent, in part, on our credit ratings. Maintaining our credit ratings depends in part on strong financial results and in part on other factors, including the outlook of the rating agencies on our sector and the market generally. A credit rating downgrade could negatively impact our ability to obtain secured or unsecured financing and increase borrowing costs.

Financial strength ratings, which various rating organizations publish as a measure of an insurance company's ability to meet contract holder and policyholder obligations, are important to maintain public confidence in our products, the ability to market our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have a significant adverse effect on our financial condition and results of operations in many ways, including: (i) reducing new sales of insurance and annuity products and investment products; (ii) adversely affecting our relationships with our advisors and third-party distributors of our products; (iii) materially increasing the number or amount of policy surrenders and withdrawals by contract holders and policyholders; (iv) requiring us to reduce prices for many of our products and services to remain competitive; and (v) adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

In addition, rating agencies may implement changes to their capital models that may favorably or unfavorably affect our ratings.

We cannot assure you that these ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn. Ratings are not a recommendation to buy, sell or hold any security, and each agency's rating should be evaluate independently of any other agency's rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could increase our corporate borrowing costs and limit our access to the capital markets, which could adversely impact our financial results.

Because we operate in highly competitive markets, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

In each of our businesses we face intense competition, including from broker-dealers, financial advisors, asset managers and diversified financial institutions, banks, technology companies and start-up financial services providers, both for the ultimate customers for our products and for distribution through independent distribution channels. We compete based on a number of factors including brand recognition, reputation, quality of service, quality of investment advice, investment performance of our products, product features, scope of distribution, price, perceived financial strength and credit ratings, scale and level of customer service. A decline in our competitive position as to one or more of these factors could adversely affect our profitability. Many of our competitors are large and well-established and some have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have greater financial resources, or have higher claims-paying or credit ratings than we do. Furthermore, the preferences of the end consumers for our products and services may shift, including as a result of technological innovations affecting the marketplaces in which we operate. To the extent our competitors are more successful than we are at adopting new technology and adapting to the changing preferences of the marketplace, our competitiveness may decline.

In recent years, there has been substantial consolidation among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms. Many of our competitors also have been able to increase their distribution systems through mergers, acquisitions, partnerships or other contractual arrangements. Furthermore, larger competitors may have lower operating costs and have an ability to absorb greater risk, while maintaining financial strength ratings, allowing them to price products more competitively. These competitive pressures could result in increased pressure on the pricing of certain of our products and services, and could harm our ability to maintain or increase profitability. In addition, if our financial strength and credit ratings are lower than our competitors, we may experience increased surrenders and/or a significant decline in sales. Due to the competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete within the industry or that competition will not have a material adverse impact on our business, results of operations and financial condition.

Recent acquisitions, including managing the transition on the terms or timing currently contemplated, could have negative impacts on us.

As further described under *–Organizational History and Structure–Recent Acquisitions* in Part I, Item 1. of this Annual Report on Form 10-K, we completed several acquisitions in 2022 and 2023.

Although we believe these acquisitions to have been successful to date, it is possible that we may not achieve certain of the benefits that we expect to obtain in connection with the acquisitions. For example, it is possible that expected revenues may not fully materialize or that the value of the acquisitions to us is less than we anticipated. In addition, the costs of integrating these acquired businesses may be more than anticipated. The AllianzGI Transaction in particular requires us to receive certain transition services from AllianzGI, which creates additional operational complexity and risk for our business both while we receive these services and upon termination of these services. See *Overview* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information. Should any of the acquisitions ultimately prove to be less beneficial than we anticipated, or should the integration costs, transition services or other developments resulting from the acquisitions create unanticipated difficulties for our business, our results of operations and financial condition could be adversely affected.

Further, as a result of the AllianzGI Transaction, we now share ownership of VIM Holdings with Allianz, which holds a 24% economic interest in VIM Holdings. While we maintain full operational control of VIM Holdings, we may have less flexibility to engage in strategic transactions involving Voya IM or its subsidiaries.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business and financial condition or result in losses.

We have developed risk management policies and procedures, including hedging programs, that utilize derivative financial instruments, and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during turbulent economic conditions. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures accurately, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, equity markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. See risk factor *Reinsurance subjects us to the credit risk of reinsurers and may not be available, affordable or adequate to protect us against losses* for a description of risks associated with our use of reinsurance. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely protect us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors, and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

The inability of counterparties to meet their financial obligations could have an adverse effect on our results of operations.

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers or guarantors of securities we hold, customers, reinsurers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other factors, or even rumors about potential defaults by one or more of these parties, could have a material adverse effect on our results of operations, financial condition and liquidity. Actual or anticipated changes or downgrades in counterparty credit ratings, including any announcement that such ratings are under review for a downgrade, could increase our corporate borrowing costs and limit our access to the capital markets, which could adversely impact our financial results.

We routinely execute a high volume of transactions such as unsecured debt instruments, derivative transactions and equity investments with counterparties and customers in the financial services industry, resulting in large periodic settlement amounts which may result in our having significant credit exposure to one or more of such counterparties or customers. Many of these transactions comprise derivative instruments with a number of counterparties in order to hedge various risks, including equity and interest rate market risk features within many of our insurance and annuity products. Our obligations under our products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. As a result, we face concentration risk with respect to liabilities or amounts we expect to collect from specific counterparties and customers. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers could have an adverse effect on our results of operations or liquidity. There is no assurance that losses on, or impairments to the carrying value of, these assets due to counterparty credit risk would not materially and adversely affect our business, results of operations or financial condition.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/ or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of rights under the contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.

Requirements to post collateral or make payments related to changes in market value of specified assets may adversely affect liquidity.

The amount of collateral we may be required to post under short-term financing agreements and derivative transactions may increase under certain circumstances. Pursuant to the terms of some transactions, we could be required to make payment to our counterparties related to any change in the market value of the specified collateral assets. Such requirements could have an adverse effect on liquidity. Furthermore, with respect to any such payments, we may have unsecured risk to the counterparty as these amounts may not be required to be segregated from the counterparty's other funds, may not be held in a third-party custodial account and may not be required to be paid to us by the counterparty until the termination of the transaction.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues, AUM and results of operations.

Fixed income securities represent a significant portion of our investment portfolio. We are subject to the risk that the issuers, or guarantors, of fixed income securities we own may default on principal and interest payments they owe us. We are also subject to the risk that the underlying collateral within asset-backed securities, including mortgage-backed securities, may default on principal and interest payments causing an adverse change in cash flows. The occurrence of a major economic downturn, acts of corporate malfeasance, widening mortgage or credit spreads, or other events that adversely affect the issuers, guarantors or underlying collateral of these securities could cause the estimated fair value of our fixed income securities portfolio and our earnings to decline and the default rate of the fixed income securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of securities in our investment portfolio, or similar trends that could worsen the credit quality of such issuers, or guarantors could also have a similar effect. Similarly, a ratings downgrade affecting a security we hold could indicate the credit quality of that security has deteriorated and could increase the capital we must hold to support that security to maintain our RBC ratio. See risk factor *A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our business, results of operations and financial condition*. We are also subject to the risk that cash flows resulting from the payments on pools of mortgages or other obligations that serve as collateral underlying the mortgage- or asset-backed securities we own may differ from our expectations in timing or size. Cash flow variability arising from an unexpected acceleration in mortgage prepayment behavior can be significant, and could cause a decline in the estimated fair value of certain "interest-only" securities within our mortgage-backed securities portfolio. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have a material adverse effect on our business, results of operations and financial condition.

We derive operating revenues from providing investment management and related services. Our revenues depend largely on the value and mix of AUM. Our investment management related revenues are derived primarily from fees based on a percentage of the value of AUM. Any decrease in the value or amount of our AUM because of market volatility or other factors negatively impacts our revenues and income. Global economic conditions, changes in the equity markets, currency exchange rates, interest rates, inflation rates, the shape of the yield curve, defaults by derivative counterparties and other factors that are difficult to predict affect the mix, market values and levels of our AUM. The funds we manage may be subject to an unanticipated large number of redemptions as a result of such events, causing the funds to sell securities they hold, possibly at a loss, or draw on any available lines of credit to obtain cash, or use securities held in the applicable fund, to settle these redemptions. We may, in our discretion, also provide financial support to a fund to enable it to maintain sufficient liquidity in such an event. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, as we generally derive higher fee revenues and income from equity products than from fixed-income products we manage. Any decrease in the level of our AUM resulting from price declines, interest rate volatility or uncertainty, increased redemptions or other factors could negatively impact our revenues and income.

From time to time we invest our capital to seed a particular investment strategy or investment portfolio. We may also co-invest in funds or take an equity ownership interest in certain structured finance/investment vehicles that we manage for our customers. In some cases, these interests may be leveraged with third-party debt financing. Any decrease in the value of such investments could negatively affect our revenues and income or subject us to losses.

Our investment performance is critical to the success of our investment management and related services business, as well as to the profitability of our retirement and insurance products. Poor investment performance as compared to third-party benchmarks or competitor products could lead to a decrease in sales of investment products we manage and lead to redemptions of existing assets, generally lowering the overall level of AUM and reducing the management fees we earn. We cannot assure you that past or present investment performance in the investment products we manage will be indicative of future performance. Any poor investment performance may negatively impact our revenues and income.

Some of our investments are relatively illiquid and in some cases are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain assets that may lack liquidity, such as privately placed fixed income securities, commercial mortgage loans, policy loans and limited partnership interests. Reported values of our relatively illiquid types of investments do not necessarily reflect the current market prices of the asset. If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio, derivatives transactions or securities lending activities, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

We invest a portion of our invested assets in investment funds, many of which make private equity investments. The amount and timing of income from such investment funds tends to be uneven as a result of the performance of the underlying investments, including private equity investments. The timing of distributions from the funds, which depends on particular events relating to the underlying investments, as well as the funds' schedules for making distributions and their needs for cash, can be difficult to predict. As a result, the amount of income that we record from these investments can vary substantially from quarter to quarter. Recent equity and credit market volatility may reduce investment income for these types of investments.

Our CMO-B portfolio exposes us to market and behavior risks.

We manage a portfolio of various collateralized mortgage obligation ("CMO") tranches in combination with financial derivatives as part of a proprietary strategy we refer to as "CMO-B," as described under *Investments—CMO-B Portfolio* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K. Our CMO-B portfolio consists of notional or principal securities backed by mortgages secured by single-family residential real estate, and including interest-only securities, principal-only securities, inverse-floating rate (principal) securities, inverse interest-only securities and Agency Credit Risk Transfer securities. The CMO-B portfolio is subject to a number of market and behavior risks, including interest rate risk, prepayment risk, and delinquency and default risk associated with Agency mortgage borrowers. In addition, government policy changes affecting residential housing and residential housing finance, such as government agency reform and government sponsored refinancing programs, and Federal Reserve Bank purchases of agency mortgage securities could alter prepayment behavior and result in adverse changes to portfolio values. While we actively monitor our exposure to these and other risks inherent in this strategy, it is possible that our hedging and risk management strategies will not be effective; any failure to manage these risks effectively could materially and adversely affect our results of operations and financial condition. In addition, although our CMO-B portfolio has historically performed well, it may not continue to meet expectations in the future. A rise in home prices, the concern over further introduction of or changes to government policies aimed at altering prepayment behavior, and an increased availability of housing-related credit could combine to increase expected or actual prepayment speeds, which would likely lower interest only ("IO") and inverse IO valuations. Under these circumstances, the results of our CMO-B portfolio would likely underperform those of recent periods.

Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain their products to potential customers. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could adversely affect our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

Revenues, earnings and income from our Investment Management business operations could be adversely affected if the terms of our asset management agreements are significantly altered or the agreements are terminated, or if certain performance hurdles are not realized.

Our revenues from our investment management business operations are dependent on fees earned under asset management and related services agreements that we have with the clients and funds we advise. Adjusted operating revenues for this segment could be adversely affected if these agreements are altered significantly or terminated in the future. The decline in revenue that might result from alteration or termination of our asset management services agreements could have a material adverse impact on our results of operations or financial condition. In addition, under certain laws and contract provisions, advisory contracts may require approval or consent from clients or fund shareholders in the event of an assignment of the contract or a change in control of the investment adviser. Were a transaction to result in an assignment or change in control, the inability to obtain consent or approval from clients or shareholders of mutual funds or other investment funds could result in a significant reduction in advisory fees.

As investment manager for certain private equity funds that we sponsor, we earn both a fixed management fee and performance-based capital allocations, or "carried interest." Our receipt of carried interest is dependent on the fund exceeding a specified investment return hurdle over the life of the fund. The profitability of our investment management activities with respect to these funds depends to a significant extent on our ability to exceed the hurdle rates and receive carried interest. To the extent that we exceed the investment hurdle during the life of the fund, we may receive or accrue carried interest, which is reported as Net investment income and Net gains (losses) within our Investment Management segment during the period such fees are first earned. If the investment return of a fund were to subsequently decline so that the cumulative return of a fund falls below its specified investment return hurdle, we may have to reverse previously reported carried interest, which would result in a reduction to Net investment income and Net gains (losses) during the period in which such reversal becomes due. Consequently, a decline in fund performance could require us to reverse previously reported carried interest, which could create volatility in the results we report in our Investment Management segment, and the adverse effects of any such reversals could be material to our results for the period in which they occur.

The valuation of many of our financial instruments includes methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to investment valuations that may materially and adversely affect our results of operations and financial condition.

The following financial instruments are carried at fair value in our financial statements: fixed income securities, equity securities, derivatives, embedded derivatives, assets and liabilities related to consolidated investment entities, and separate account assets. We have categorized these instruments into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), while quoted prices in markets that are not active or valuation techniques requiring inputs that are observable for substantially the full term of the asset or liability are Level 2.

During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, it may be difficult to value certain of our securities, such as certain mortgage-backed securities, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that, although currently in active markets with significant observable data, could become illiquid in a difficult financial environment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values that may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the financial statements, and the period-to-period changes in value could vary significantly. Decreases in value could have a material adverse effect on our results of operations and financial condition.

The determination of the amount of allowances and impairments taken on our investments is subjective and could materially and adversely impact our results of operations or financial condition.

The determination of the amount of allowances and impairments varies by investment type and is based upon our quarterly evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are subjective and require a high degree of judgment, and are revised as conditions change and new information becomes available. There can be no assurance that management has accurately assessed the level of impairments taken and allowances reflected in our financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future if investments perform worse than our expectations. Historical trends may not be indicative of future impairments or allowances.

Our participation in a securities lending program and a repurchase program subjects us to potential liquidity and other risks.

The repurchase of securities or our inability to enter into new repurchase agreements would reduce the amount of such cash collateral available to us. Market conditions on or after the repurchase date may limit our ability to enter into new agreements at a time when we need access to additional cash collateral for investment or liquidity purposes.

For both securities lending and repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities on loan and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and repurchase activities over time, the amount of net investment income generated by these activities will also likely decline. See *Liquidity and Capital Resources — Securities Pledged* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information.

We may face significant losses if our actuarial assumptions, including mortality rates, morbidity rates, persistency rates or other underwriting assumptions, are not accurate, differ significantly from our pricing expectations or change in the future.

Our financial results are subject to risks around actuarial assumptions, including those related to mortality and the future behavior of policyholders, such as lapse rates and future claims payment patterns. These assumptions, which we use to determine our liabilities for future policy benefits, may not reflect future experience. Changes to these actuarial assumptions in the future could require increases to our reserves or result in decreases in the carrying value of DAC, value of business acquired ("VOBA") and unearned revenue reserves ("URR"), in each case in amounts that could be material. Any adverse changes to reserves or DAC/VOBA/URR balances could require us to make material additional capital contributions to one or more of our insurance company subsidiaries or could otherwise be material and adverse to the results of operations or financial condition of the Company. We generally update these actuarial assumptions in the third quarter of each year. For further information, see *Results of Operations* and *Critical Accounting Judgments and Estimates* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K.

We set prices for many of our Health Solutions products based upon expected claims and payment patterns, using assumptions for mortality rates, or likelihood of death, and morbidity rates, or likelihood of sickness, of our policyholders. In addition to the potential effect of natural or man-made disasters, significant changes in mortality or morbidity could emerge gradually over time due to changes in the natural environment, the health habits of the insured population, technologies and treatments for disease or disability, the economic environment, or other factors. The long-term profitability of such products depends upon how our actual mortality rates, and to a lesser extent actual morbidity rates, compare to our pricing assumptions. In addition, prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately, reinsurers might not offer coverage at all. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would have to accept an increase in our net risk exposures, revise our pricing to reflect higher reinsurance premiums, or otherwise modify our product offering.

Pricing of our Health Solutions products is also based in part upon expected persistency of these products, which is the probability that a policy will remain in force from one period to the next. Actual persistency that is lower than our persistency assumptions could have an adverse effect on profitability, especially in the early years of a policy, primarily because we would be required to accelerate the amortization of expenses we defer in connection with the acquisition of the policy. Actual persistency that is higher than our persistency assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience is higher in these later years. If actual persistency is significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy, the adjustments permitted under the terms of the policies may not be sufficient to maintain profitability. Many of our products, however, do not permit us to increase premiums or adjust charges and credits during the life of the policy or during the initial guarantee term of the policy. Even if permitted under the policy, we may not be able or willing to raise premiums or adjust other charges for regulatory or competitive reasons.

Pricing of our products is also based on long-term assumptions regarding interest rates, investment returns and operating costs. Management establishes target returns for each product based upon these factors, the other underwriting assumptions noted above and the average amount of regulatory and rating agency capital that we must hold to support in-force contracts. We monitor and manage pricing and sales to achieve target returns. Profitability from new business emerges over a period of years, depending on the nature and life of the product, and is subject to variability as actual results may differ from pricing assumptions. Our profitability depends on multiple factors, including the comparison of actual mortality, morbidity and persistency rates and policyholder behavior to our assumptions; the adequacy of investment margins; our management of market and credit risks associated with investments; our ability to maintain premiums and contract charges at a level adequate to cover mortality, benefits and contract administration expenses; the adequacy of contract charges and availability of revenue from providers of investment options offered in variable contracts to cover the cost of product features and other expenses; and management of operating costs and expenses.

Unfavorable developments in interest rates, credit spreads and policyholder behavior can result in adverse financial consequences related to our stable value products, and our hedge program and risk mitigation features may not successfully offset these consequences.

We offer stable value products primarily as a fixed rate, liquid asset allocation option for employees of our plan sponsor customers within the defined contribution funding plans offered by our Wealth Solutions business. Although a majority of these products do not provide for a guaranteed minimum credited rate, a portion of this book of business provides a guaranteed annual credited rate on the invested assets in addition to enabling participants the right to withdraw and transfer funds at book value.

The sensitivity of our statutory reserves and surplus established for the stable value products to changes in interest rates, credit spreads and policyholder behavior will vary depending on the magnitude of these changes, as well as on the book value of assets, the market value of assets, credit losses, the guaranteed credited rates available to customers and other product features. Realization or re-measurement of these risks may result in an increase in the reserves for stable value products, and could materially and adversely affect our financial position or results of operations. In particular, in extended low interest rate environments, we bear exposure to the risk that reserves must be added to fund book value withdrawals and transfers when guaranteed annual credited rates exceed the earned rate on invested assets. In a rising interest rate environment, we are exposed to the risk of financial disintermediation through a potential increase in the level of book value withdrawals.

Although we maintain a hedge program and other risk mitigating features to offset these risks, such program and features may not operate as intended or may not be fully effective, and we may remain exposed to such risks.

We may be required to accelerate the amortization of DAC and/or VOBA, any of which could adversely affect our results of operations or financial condition.

Capitalized costs associated with DAC and VOBA are amortized in proportion to actual and estimated gross profits, gross premiums or gross revenues depending on the type of contract. On an ongoing basis, we test the DAC and VOBA recorded on our balance sheets to determine if these amounts are recoverable under current assumptions. In addition, we regularly review the estimates and assumptions underlying DAC and VOBA. The projection of estimated gross profits, gross premiums or gross revenues requires the use of certain assumptions, principally related to separate account fund returns in excess of amounts credited to policyholders, policyholder behavior such as surrender, lapse and annuitization rates, interest margin, expense margin, mortality, future impairments and hedging costs. Estimating future gross profits, gross premiums or gross revenues is a complex process requiring considerable judgment and the forecasting of events well into the future. If these assumptions prove to be inaccurate, if an estimation technique used to estimate future gross profits, gross premiums or gross revenues is changed, or if significant or sustained equity market declines occur and/or persist, we could be required to accelerate the amortization of DAC and VOBA, which would result in a charge to earnings. Such adjustments could have a material adverse effect on our results of operations and financial condition.

Reinsurance subjects us to the credit risk of reinsurers and may not be available, affordable or adequate to protect us against losses.

We cede life insurance policies and annuity contracts or certain risks related to life insurance policies and annuity contracts to other insurance companies using various forms of reinsurance, including coinsurance, modified coinsurance, coinsurance with funds withheld, monthly renewable term and yearly renewable term. However, we remain liable to the underlying policyholders if the reinsurer defaults on its obligations with respect to the ceded business. If a reinsurer fails to meet its obligations under the reinsurance contract, we will be forced to bear the entire unresolved liability for claims on the reinsured policies. In addition, a reinsurer insolvency or loss of accredited reinsurer status may cause us to lose our reserve credits on the ceded business, in which case we would be required to establish additional statutory reserves.

In connection with the Individual Life Transaction, we have entered into large reinsurance agreements with SLD, our former insurance subsidiary, with respect to the portion of the Individual Life and other legacy businesses that have been written by our insurance subsidiaries domiciled in Minnesota, Connecticut and New York. While SLD's reinsurance obligations to us are collateralized through assets held in trust, in the event of any default by SLD of its reinsurance obligations to us, or any loss of credit for such reinsurance, there can be no assurance that such assets will be sufficient to support the reserves that our subsidiaries would be required to establish or to pay claims.

If a reinsurer does not have accredited reinsurer status, or if a currently accredited reinsurer loses that status, in any state where we are licensed to do business, we are not entitled to take credit for reinsurance in that state if the reinsurer does not post sufficient qualifying collateral (either qualifying assets in a qualifying trust or qualifying letters of credit ("LOCs"). In this event, we would be required to establish additional statutory reserves. Similarly, the credit for reinsurance taken by our insurance subsidiaries under reinsurance agreements with affiliated and unaffiliated non-accredited reinsurers is, under certain conditions, dependent upon the non-accredited reinsurer's ability to obtain and provide sufficient qualifying assets in a qualifying trust or qualifying LOCs issued by qualifying lending banks. If these steps are unsuccessful, or if unaffiliated non-accredited reinsurers that have reinsured business from our insurance subsidiaries are unsuccessful in obtaining sources of qualifying reinsurance collateral, our insurance subsidiaries might not be able to obtain full statutory reserve credit.

Loss of reserve credit by an insurance subsidiary would require it to establish additional statutory reserves and would result in a decrease in the level of its capital, which could have a material adverse effect on our profitability, results of operations and financial condition.

Our reinsurance recoverable balances are periodically assessed for uncollectability. The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including whether the insured losses meet the qualifying conditions of the reinsurance contract, whether reinsurers or their affiliates have the financial capacity and willingness to make payments under the terms of the reinsurance contract, and the degree to which our reinsurance balances are secured by sufficient qualifying assets in qualifying trusts or qualifying LOCs issued by qualifying lender banks. Although a substantial portion of our reinsurance exposure is secured by assets held in trusts or LOCs, the inability to collect a material recovery from a reinsurer could have a material adverse effect on our profitability, results of operations and financial condition. For additional information regarding our unsecured reinsurance recoverable balances, see *Quantitative and Qualitative Disclosures about Market Risk—Market Risk Related to Credit Risk* in Part II, Item 7A. of this Annual Report on Form 10-K.

The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Some of our reinsurance contracts contain provisions that limit the reinsurer's ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates that it charges on a block of in-force business, in some instances, we will not be able to pass the increased costs onto our customers and our profitability will be negatively impacted. Additionally, such a rate increase could result in our recapturing of the business, which may result in a need to maintain additional reserves, reduce reinsurance receivables and expose us to greater risks. In recent years, we have faced a number of rate increase actions on in-force business, which have in some instances adversely affected our financial results, and there can be no assurance that the outcome of future rate increase actions would not have a material effect on our results of operations or financial condition. In addition, if reinsurers raise the rates that they charge on new business, we may be forced to raise our premiums, which could have a negative impact on our competitive position.

A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our business, results of operations and financial condition.

The NAIC has established regulations that provide minimum capitalization requirements based on RBC formulas for insurance companies. The RBC formula for life insurance companies establishes capital requirements relating to asset, insurance, interest rate and business risks, including equity, interest rate and expense recovery risks associated with variable annuities and group annuities that contain guaranteed minimum death and living benefits. Each of our insurance subsidiaries is subject to RBC standards and/or other minimum statutory capital and surplus requirements imposed under the laws of its respective jurisdiction of domicile. For additional discussion of how the NAIC calculates RBC ratios, see *—Regulation—Insurance Regulation—Financial Regulation—Risk-Based Capital* in Part I, Item 1. of this Annual Report on Form 10-K.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed-income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the RBC formulas and the interpretation of the NAIC's instructions with respect to RBC calculation methodologies. Many of these factors are outside of our control. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and RBC ratios. In addition, rating agencies may implement changes to their own internal models, which differ from the RBC capital model, that have the effect of increasing or decreasing the amount of statutory capital we or our insurance subsidiaries should hold relative to the rating agencies' expectations. To the extent that an insurance subsidiary's RBC ratios are deemed to be insufficient, we may seek to take actions either to increase the capitalization of the insurer or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade.

The failure of any of our insurance subsidiaries to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in RBC ratios, whether or not it results in a failure to meet applicable RBC requirements, may still limit the ability of an insurance subsidiary to make dividends or distributions to us, could result in a loss of customers or new business, and could be a factor in causing ratings agencies to downgrade the insurer's financial strength ratings, each of which could have a material adverse effect on our business, results of operations and financial condition.

A significant portion of our institutional funding originates from the Federal Home Loan Bank system, which subjects us to liquidity risks associated with sourcing a large concentration of our funding from two counterparties.

A significant portion of our institutional funding agreements originates from the FHLB of Boston and the FHLB of Des Moines. We have issued non-putable funding agreements in exchange for eligible collateral in the form of cash, mortgage-backed securities and U.S. Treasury securities.

Should the FHLBs choose to change their definition of eligible collateral, change the lendable value against such collateral or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources to replace this funding if we lose access to FHLB funding. This could occur if our creditworthiness falls below either of the FHLB's requirements or if legislative or other political actions cause changes to the FHLBs' mandate or to the eligibility of life insurance companies to be members of the FHLB system.

Any failure to protect the privacy and confidentiality of customer information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our businesses and relationships with customers are dependent upon our ability to maintain the privacy, security and confidentiality of our and our customers' personal information, trade secrets and other confidential information (including customer transactional data and personal information about our customers, the employees and customers of our customers, and our own employees and agents). We are also subject to numerous federal and state laws, as well as international laws such as GDPR, regarding the privacy and security of personal information, which laws vary significantly from jurisdiction to jurisdiction. As data privacy laws continue to proliferate, we may face difficulties in complying with an increasing number of legal obligations with respect to data privacy and security, or with balancing competing requirements that may be inconsistent across jurisdictions.

Many of our employees and contractors and the representatives of our broker-dealer subsidiaries have access to and routinely process personal information in computerized, paper and other forms. We rely on various internal policies, procedures and controls to protect the privacy, security and confidentiality of personal and confidential information that is accessible to, or in the possession of, us or our employees, contractors and representatives. It is possible that an employee, contractor or representative could, intentionally or unintentionally, disclose or misappropriate personal information or other confidential information. If we fail in the future to maintain adequate internal controls, including any failure to implement newly-required additional controls, or if our employees, contractors or representatives fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or confidential customer information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation, result in regulatory action or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, reputation, results of operations and financial condition. For additional risks related to our potential failure to protect confidential information, see risk factors *Interruption or other operational failures in telecommunication, information technology, and other operational systems, including as a result of human error, could harm our business* and *A failure to maintain the security, integrity, confidentiality or privacy of our telecommunication, information technology or other operational systems, or the sensitive data residing on such systems, could harm our business*.

Interruption or other operational failures in telecommunication, information technology and other operational systems, including as a result of human error, could harm our business.

We are highly dependent on automated and information technology systems to record and process both our internal transactions and transactions involving our customers, as well as to calculate reserves, value invested assets and complete certain other components of our U.S. GAAP and statutory financial statements. Despite the implementation of security and back-up measures, our information technology systems may remain vulnerable to disruptions. We may also be subject to disruptions of any of these systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, epidemics or pandemics, computer viruses and electrical/telecommunications outages). All of these risks are also applicable where we rely on joint ventures, affiliates and third party service providers to provide services to us and our customers, including those joint ventures, affiliates and third party service providers to whom we outsource certain of our functions. The failure of any one of these systems for any reason, or errors made by our employees or agents, could in each case cause significant interruptions to our operations, which could harm our reputation, adversely affect our internal control over financial reporting, or have a material adverse effect on our business, results of operations and financial condition.

A failure to maintain the security, integrity, confidentiality or privacy of our telecommunication, information technology and other operational systems, or the sensitive data residing on such systems, could harm our business.

We are highly dependent on automated telecommunications, information technology and other operational systems to record and process our internal transactions and transactions involving our customers. Despite the implementation of security and back-up measures, our information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors, and similar disruptions. Businesses in the U.S. and in other countries have increasingly become the targets of "cyberattacks," "ransomware," "phishing," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. Such events are often highly publicized, can result in significant disruptions to information technology systems and the theft of significant amounts of information as well as funds from online financial accounts, and can cause extensive damage to the reputation of the targeted business, in addition to leading to significant expenses associated with investigation, remediation and customer protection measures. Like others in our industry, we are subject to cybersecurity incidents in the ordinary course of our business. Although we seek to limit our vulnerability to such events through technological and other means, it is not possible to anticipate or prevent all potential forms of cyberattack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and other personal information we maintain, we may be at particular risk for targeting.

We retain personal and confidential information and financial accounts in our information technology systems, and we rely on industry standard commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our information technology systems could disrupt system operations, access, view, misappropriate, alter, or delete information in the systems, including personal information and proprietary business information, and misappropriate funds from online financial accounts. Information security risks also exist with respect to the use of portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft. Certain state, federal and international laws require that individuals be notified if a security breach compromises the security or confidentiality of their personal information. Any attack or other breach of the security of our information technology systems that compromises personal information or that otherwise results in unauthorized disclosure or use of personal information, could damage our reputation in the marketplace, deter purchases of our products, subject us to heightened regulatory scrutiny, sanctions, significant civil and criminal liability or other adverse legal consequences and require us to incur significant technical, legal and other expenses. Numerous state regulatory bodies are focused on privacy requirements for all companies that collect personal information and have proposed and enacted legislation and regulations regarding privacy standards and protocols. Broad data privacy legislation has also been introduced in the U.S. Senate. Should any such state or federal legislation be enacted, we and other covered businesses may be required to incur significant expense in order to meet its requirements.

The transition to work-from-home in connection with the COVID-19 pandemic also increases our vulnerability to cybersecurity threats and other fraudulent activities.

Our joint ventures, affiliates and third party service providers, including third parties to whom we outsource certain of our functions are also subject to the risks outlined above, any one of which could result in our incurring substantial costs and other negative consequences, including a material adverse effect on our business, results of operations and financial condition. For additional information about specific cybersecurity regulations that we are subject to, see *—Regulation—Insurance Regulation —Cybersecurity Regulatory Activity* in Part I, Item 1. of this Annual Report on Form 10-K.

Changes in accounting standards could adversely impact our reported results of operations and our reported financial condition.

Our financial statements are subject to the application of U.S. GAAP, which is periodically revised or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board ("FASB"). It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our results of operations and financial condition.

For additional information regarding new accounting standards, see the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

We may be required to reduce the carrying value of our deferred income tax assets or establish an additional valuation allowance against the deferred income tax assets if: (i) there are significant changes to federal tax policy, (ii) our business does not generate sufficient taxable income; (iii) there is a significant decline in the fair market value of our investment portfolio; or (iv) our tax planning strategies are not feasible. Reductions in the carrying value of our deferred income tax assets or increases in the deferred tax valuation allowance could have a material adverse effect on our results of operations and financial condition.

We periodically evaluate and test our ability to realize our deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the more likely than not criteria, we consider future taxable income as well as prudent tax planning strategies.

In 2022, the deferred tax assets increased significantly primarily due to the increase in unrealized losses driven by the increasing interest rates on our available-for-sale portfolio. Significant future increases to interest rates and/or the occurrence of other unexpected circumstances, such as changes in the economic environment, liquidity and investment strategy, could result in recording a related valuation allowance on our deferred tax assets in a future period. Additionally, future changes in facts, circumstances, tax law, including a reduction in federal corporate tax rates, may result in a reduction in the carrying value of our total deferred income tax assets and the RBC ratios of our insurance subsidiaries, or an increase in the valuation allowance. A reduction in the carrying value of our total deferred income tax assets or the RBC ratios of our insurance subsidiaries, or an increase in the valuation allowance could have a material adverse effect on our results of operations and financial condition.

We have estimated the deferred tax asset based on projections of future taxable income and on tax planning related to unrealized gains on investment assets. To the extent our estimates of future taxable income decrease or if actual future taxable income is less than the projected amounts, the recognition of the deferred tax asset may be reduced. Also, to the extent unrealized gains decrease, the tax benefit may be reduced. Any reduction, including a reduction associated with a decrease in tax rate, in the deferred tax asset may be recorded as a tax expense.

Our ability to use certain beneficial deferred tax assets may become subject to limitations.

Section 382 and Section 383 of the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a "loss trafficking" transaction occurs or is intended. These rules are triggered by the occurrence of an ownership change—generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three year period ("Section 382 event"). If triggered, the amount of the taxable income for any post-change year which may be offset by a pre-change loss is subject to an annual limitation. Generally speaking, this limitation is derived by multiplying the fair market value of the Company immediately before the date of the Section 382 event by the applicable federal long-term tax-exempt rate. If the company were to experience a Section 382 event, this could impact our ability to obtain tax benefits from Voya's significant existing deferred tax assets as well as future losses and deductions.

Recent U.S. tax law changes could impact the taxation of our operations.

The Inflation Reduction Act of 2022 includes a minimum tax equal to fifteen percent of the adjusted financial statement income ("CAMT") of certain corporations as well as a one percent excise tax on share buybacks, effective for tax years beginning in 2023. The Internal Revenue Service has only issued limited guidance on the CAMT, and uncertainty remains regarding the application of and potential adjustments to the CAMT. If the CAMT applies, we will be required to pay tax at the 15% CAMT rate, despite our U.S. Federal net operating loss carryforwards, which could adversely impact our business, financial condition, results of operations and liquidity. Additionally, any tax liability may create variability in the amount of cash taxes that we pay, which may affect our ordinary dividend or share buyback capacity. The excise tax on share buybacks is currently not expected to have a material impact on our tax liability.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation, compliance with regulatory and tax requirements and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our senior management from its business. Future legislation or regulation or governmental views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us or our affiliates, could also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Litigation may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions in the ordinary course of insurance, investment management and other business operations. Some of these legal proceedings may be brought on behalf of a class. Plaintiffs may seek large or indeterminate amounts of damage, including compensatory, liquidated, treble and/or punitive damages. Our reserves for litigation may prove to be inadequate and insurance coverage may not be available or may be declined for certain matters. It is possible that our results of operations or cash flows in a particular interim or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation depending, in part, upon the results of operations or cash flows for such period. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation matters could have a material adverse effect on our financial condition.

A loss of, or significant change in, key product distribution relationships could materially affect sales.

We distribute certain products under agreements with affiliated distributors and other members of the financial services industry that are not affiliated with us. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these distribution intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and financial strength ratings, and the marketing and services we provide to, and the strength of the relationships we maintain with, individual distributors. An interruption or significant change in certain key relationships could materially affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition. Distributors may elect to alter, reduce or terminate their distribution relationships with us, including for such reasons as changes in our distribution strategy, adverse developments in our business, adverse rating agency actions or concerns about market-related risks. Alternatively, we may terminate one or more distribution agreements due to, for example, a loss of confidence in, or a change in control of, one of the distributors, which could reduce sales.

We are also at risk that key distribution partners may merge or change their business models in ways that affect how our products are sold, either in response to changing business priorities or as a result of shifts in regulatory supervision or potential changes in state and federal laws and regulations regarding standards of conduct applicable to distributors when providing investment advice to retail and other customers.

The occurrence of natural or man-made disasters, including the COVID-19 pandemic, may adversely affect our results of operations and financial condition.

We are exposed to various risks arising from natural disasters, including hurricanes, climate change, floods, earthquakes, tornadoes and pandemic disease including the ongoing COVID-19 pandemic, as well as man-made disasters and core infrastructure failures, including acts of terrorism, military actions, power grid and telephone/internet infrastructure failures, which may adversely affect AUM, results of operations and financial condition by causing, among other things:

- Losses in our investment portfolio due to significant volatility in global financial markets or the failure of counterparties to perform;
- Changes in the rate of mortality, claims, withdrawals, lapses and surrenders of existing policies and contracts, as well as sales of new policies and contracts;
- Disruption of our normal business operations, including the ability to interact with existing or potential clients, due to catastrophic property damage, loss of life, or disruption of public and private infrastructure, including communications and financial services, or mandatory shutdowns and stay-at-home orders;
- Increased impairments or credit rating downgrades within our general account portfolio, which could consume our excess capital and reduce the dividend capacity of our insurance subsidiaries. Although we currently believe that we have adequate liquidity for the foreseeable future, if our asset portfolio were to experience a material amount of impairments or ratings downgrades, we might require additional statutory capital within our insurance subsidiaries and would need to consider additional steps to preserve liquidity at our holding company, including reducing or eliminating planned share buybacks or our common stock dividend;
- Reductions in the carrying value of our deferred tax assets as a result of a need to establish an additional valuation allowance against such assets, which would decrease GAAP equity and increase our leverage ratios, and could also affect the statutory surplus of our insurance subsidiaries if there is a reduction in the statutory carrying value of our deferred tax asset admitted for statutory purposes; such an increase in our leverage ratio could result in increased scrutiny by insurance regulators and rating agencies;
- Declines in fee revenues from lower AUM/AUA and plan participant counts, as a result of increased unemployment and furloughs, lower asset prices, suspensions or reductions in participant plan deposits or employer matching contributions, and an increase in plan loans and withdrawals;
- Reduced premium revenues in our Health Solutions business due to increased unemployment;
- Decreased spread-based revenues due to lower interest rates;
- Material harm to the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries;
- A decline in fund management carried interests and performance fees in our Investment Management business; and
- Reduced sales levels due to decreased RFP activity or delayed decision making by our clients or prospective clients.

A number of these risks materialized in connection with the COVID-19 pandemic, which created material economic disruption worldwide and also had significant effects on our business operations, including the operations of our overseas joint venture and third-party outsourcing providers.

In the event of any future disaster or disruption, there can be no assurance that our business continuation and crisis management plan or insurance coverages would be effective in mitigating any negative effects on operations or profitability in the event of a disaster, nor can we provide assurance that the business continuation and crisis management plans of the independent distributors and outside vendors on whom we rely for certain services and products would be effective in mitigating any negative effects on the provision of such services and products in the event of a disaster.

Claims resulting from a catastrophic event could also materially harm the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries. Our ability to write new business could also be adversely affected.

In addition, the jurisdictions in which our insurance subsidiaries are admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which raise funds to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. It is possible that a catastrophic event could require extraordinary assessments on our insurance companies, which may have a material adverse effect on our business, results of operations and financial condition.

If we experience difficulties arising from outsourcing relationships, our ability to conduct business may be compromised, which may have an adverse effect on our business and results of operations.

As we continue to focus on reducing the expense necessary to support our operations, we have increasingly used outsourcing strategies for a significant portion of our information technology and business functions. If our joint ventures, affiliates or third-party service providers experience disruptions or do not perform as anticipated, or we experience problems with a transition, we may experience system failures, disruptions, or other operational difficulties, an inability to meet obligations, including, but not limited to, obligations to policyholders, customers, business partners and distribution partners, increased costs and a loss of business, and such events may have a material adverse effect on our business and results of operations. Our reliance on outsourcing providers may also exacerbate our exposure to certain risks associated with catastrophic events or material disruptions in economic activity, such as that which occurred in connection with the COVID-19 pandemic. This exposure could be particularly severe to the extent such events occur in regions, such as India, in which our outsourcing providers tend to be concentrated. See risk factors *Interruption or other operational failures in telecommunication, information technology, and other operational systems, including as a result of human error, could harm our business* and *A failure to maintain the security, integrity, confidentiality or privacy of our telecommunication, information technology or other operational systems, or the sensitive data residing on such systems, could harm our business*.

Risks Related to Regulation

Our businesses and those of our affiliates are heavily regulated and changes in regulation or the application of regulation may reduce our profitability.

We are subject to detailed insurance, asset management and other financial services laws and government regulation. In addition to the insurance, asset management and other regulations and laws specific to the industries in which we operate, regulatory agencies have broad administrative power over many aspects of our business, which may include ethical issues, money laundering, privacy, recordkeeping and marketing and sales practices. Also, bank regulators and other supervisory authorities in the U.S. and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in laws and regulations may materially increase the cost of compliance and other expenses of doing business. There are a number of risks that may arise where applicable regulations may be unclear, subject to multiple interpretations or under development or where regulations may conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties.

Past or future misconduct by our employees, agents, intermediaries, representatives of our broker-dealer subsidiaries or employees of our vendors could result in violations of law by us or our subsidiaries, regulatory sanctions and/or serious reputational or financial harm, and the precautions we take to prevent and detect this activity may not be effective in all cases. Although we employ controls and procedures designed to monitor associates' business decisions and to prevent us from taking excessive or inappropriate risks, associates may take such risks regardless of such controls and procedures. Our compensation policies and practices are reviewed by us as part of our overall risk management program, but it is possible that such compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If our associates take excessive or inappropriate risks, those risks could harm our reputation and have a material adverse effect on our results of operations and financial condition.

Our insurance businesses are heavily regulated, and changes in regulation in the United States, enforcement actions and regulatory investigations may reduce profitability.

Our insurance operations are subject to comprehensive regulation and supervision throughout the U.S. State insurance laws regulate most aspects of our insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. The primary purpose of state regulation is to protect policyholders, and not necessarily to protect creditors or investors. See *—Regulation—Insurance Regulation* in Part I, Item 1. of this Annual Report on Form 10-K.

State insurance regulators, the NAIC and other regulatory bodies regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and could materially and adversely affect our business, results of operations or financial condition.

In addition to the foregoing risks, the financial services industry is the focus of increased regulatory scrutiny as various state and federal governmental agencies and self-regulatory organizations conduct inquiries and investigations into the products and practices of the financial services industries. It is possible that future regulatory inquiries or investigations involving the insurance industry generally, or the Company specifically, could materially and adversely affect our business, results of operations or financial condition. For a description of certain regulatory inquiries affecting the Company, see the Litigation and Regulatory Matters section of the *Commitments and Contingencies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

In some cases, this regulatory scrutiny has led to legislation and regulation, or proposed legislation and regulation that could significantly affect the financial services industry, or has resulted in regulatory penalties, settlements and litigation. New laws, regulations and other regulatory actions aimed at the business practices under scrutiny could materially and adversely affect our business, results of operations or financial condition. The adoption of new laws and regulations, enforcement actions, or litigation, whether or not involving us, could influence the manner in which we distribute our products, result in negative coverage of the industry by the media, cause significant harm to our reputation and materially and adversely affect our business, results of operations or financial condition.

Our products are subject to extensive regulation and failure to meet any of the complex product requirements may reduce profitability.

Our products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, FINRA, the DOL and the IRS.

For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

Changes in tax laws and interpretations of existing tax law could increase our tax costs, impact the ability of our insurance company subsidiaries to make distributions to Voya Financial, Inc. or make our products less attractive to customers.

Changes in tax law, as well as changes in interpretation and enforcement of existing tax laws could increase our future tax costs, reducing our profitability. Changes or clarifications in tax law could cause further reductions to the statutory deferred tax assets and RBC ratios of our insurance subsidiaries. A reduction in the statutory deferred tax assets or RBC ratios may impact the ability of the affected insurance subsidiaries to make distributions to us and consequently could negatively impact our ability to pay dividends to our stockholders and to service our debt.

Current U.S. federal income tax law permits tax-deferred accumulation of income earned under life insurance and annuity products, and permits exclusion from taxation of death benefits paid under life insurance contracts. Changes in tax laws that restrict these tax benefits could make some of our products less attractive to customers. Reductions in individual income tax rates or estate tax rates could also make some of our products less advantageous to customers. Changes in federal tax laws that reduce the amount an individual can contribute on a pre-tax basis to an employer-provided, tax-deferred product (either directly by reducing current limits or indirectly by changing the tax treatment of such contributions from exclusions to deductions) or changes that would limit an individual's aggregate amount of tax-deferred savings could make our Wealth Solutions products less attractive to customers.

Risks Related to Our Holding Company Structure

As holding companies, Voya Financial, Inc. and Voya Holdings depend on the ability of their subsidiaries to transfer funds to them to meet their obligations.

Voya Financial, Inc. is the holding company for all our operations, and dividends, returns of capital and interest income on intercompany indebtedness from Voya Financial, Inc.'s subsidiaries are the principal sources of funds available to Voya Financial, Inc. to pay principal and interest on its outstanding indebtedness, to pay corporate operating expenses, to pay any stockholder dividends, to repurchase any stock, and to meet its other obligations. The subsidiaries of Voya Financial, Inc. are legally distinct from Voya Financial, Inc. and, except in the case of Voya Holdings Inc., which is the guarantor of certain of our outstanding indebtedness, have no obligation to pay amounts due on the debt of Voya Financial, Inc. or to make funds available to Voya Financial, Inc. for such payments. The ability of our subsidiaries to pay dividends or other distributions to Voya Financial, Inc. in the future will depend on their earnings, tax considerations, covenants contained in any financing or other agreements and applicable regulatory restrictions. In addition, such payments may be limited as a result of claims against our subsidiaries by their creditors, including suppliers, vendors, lessors and employees. The ability of our insurance subsidiaries to pay dividends and make other distributions to Voya Financial, Inc. is regulated by state insurance laws and regulations, and will depend on their ability to meet applicable regulatory standards and receive regulatory approvals. For additional information on the regulations governing our subsidiaries and restrictions imposed on their ability to pay dividends, see *—Regulation— Insurance Regulation* in Part I, Item 1. of this Annual Report on Form 10-K.

Voya Holdings is wholly owned by Voya Financial, Inc. and is also a holding company, and accordingly its ability to make payments under its guarantees of our indebtedness or on the debt for which it is the primary obligor is subject to restrictions and limitations similar to those applicable to Voya Financial, Inc. Neither Voya Financial, Inc., nor Voya Holdings, has significant sources of cash flows other than from our subsidiaries that do not guarantee such indebtedness.

If the ability of our insurance or non-insurance subsidiaries to pay dividends or make other distributions or payments to Voya Financial, Inc. and Voya Holdings is materially restricted by regulatory requirements, other cash needs, bankruptcy or insolvency, or our need to maintain the financial strength ratings of our insurance subsidiaries, or is limited due to results of operations or other factors, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, there is no assurance that we would be able to raise cash by these means. This could materially and adversely affect the ability of Voya Financial, Inc. and Voya Holdings to pay their obligations.

For a summary of ordinary dividends and extraordinary distributions paid by each of our Principal Insurance Subsidiaries to Voya Financial or Voya Holdings in 2021 and 2022, and a discussion of ordinary dividend capacity for 2023, see *Liquidity and Capital Resources—Restrictions on Dividends and Returns of Capital from Subsidiaries* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K and the *Insurance Subsidiaries* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

As of December 31, 2022, we owned or leased 72 locations totaling approximately 1.7 million square feet, of which approximately 849 thousand square feet was owned properties and approximately 858 thousand square feet was leased properties throughout the U.S. and elsewhere. We believe that our owned and leased properties are suitable and adequate for our current business operations.

Item 3.   Legal Proceedings

See the Litigation and Regulatory Matters section of the *Commitments and Contingencies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for a description of our material legal proceedings.

Item 4.   Mine Safety Disclosures

Not Applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Issuer Common Equity

Voya Financial, Inc.'s common stock, par value $0.01 per share, began trading on the NYSE under the symbol "VOYA" on May 2, 2013.

The declaration and payment of dividends is subject to the discretion of our Board of Directors and depends on Voya Financial, Inc.'s financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by Voya Financial, Inc.'s other insurance subsidiaries and other factors deemed relevant by the Board. The payment of dividends is also subject to restrictions under the terms of our junior subordinated debentures in the event we should choose to defer interest payments on those debentures. Additionally, our ability to declare or pay dividends on shares of our common stock will be substantially restricted in the event that we do not declare and pay (or set aside) dividends on the Series A and Series B Preferred Stock for the last preceding dividend period. See *Liquidity and Capital Resources* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information regarding common stock dividends.

At February 15, 2023, there were 53 stockholders of record of common stock.

Purchases of Equity Securities by the Issuer

The following table summarizes Voya Financial, Inc.'s repurchases of its common stock for the three months ended December 31, 2022:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
				(in millions)
October 1, 2022 - October 31, 2022	23,737	$ 66.00	—	$ 271
November 1, 2022 - November 30, 2022	6,789	67.63	—	271
December 1, 2022 - December 31, 2022	8,439	62.73	—	271
Total	38,965	$ 65.58	—	N/A

[1] In connection with exercise of vesting of equity-based compensation awards, employees may remit to Voya Financial, Inc., or Voya Financial, Inc. may withhold into treasury stock, shares of common stock in respect to tax withholding obligations and option exercise cost associated with such exercise or vesting. For the three months ended December 31, 2022, there were 38,965 Treasury share increases in connection with such withholding activities.

[2] On April 28, 2022, the Board of Directors provided its most recent share repurchase authorizations, increasing the aggregate amount of the Company's common stock authorized for repurchase by $500 million. The share repurchase authorization expires on June 30, 2023 (unless extended) and does not obligate the Company to purchase any shares. The authorization for the share repurchase program may be terminated, increased or decreased by the Board of Directors at any time.

For equity compensation information, refer to the *Share-based Incentive Compensation Plans* Note in our Consolidated Financial Statements in Part II, Item 8. and to Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters of this Annual Report on Form 10-K.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

For the purposes of the discussion in this Annual Report on Form 10-K, the term Voya Financial, Inc. refers to Voya Financial, Inc. and the terms "Company," "we," "our," and "us" refer to Voya Financial, Inc. and its subsidiaries.

The following discussion and analysis presents a review of our results of operations for the years ended December 31, 2022 and 2021, and financial condition as of December 31, 2022 and 2021. This item should be read in its entirety and in conjunction with the Consolidated Financial Statements and related notes contained in Part II, Item 8. of this Annual Report on Form 10-K. For discussion and analysis of our results of operations for the years ended December 31, 2021 and 2020, refer to our 2021 Annual Report on Form 10-K filed with the SEC on February 22, 2022.

In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors. See the "Note Concerning Forward-Looking Statements."

Overview

We provide workplace savings and benefits products, solutions, and technologies, along with investment management services, that enable a better financial future for our clients, their employees and plan participants. Serving the needs of approximately 14.7 million customers, workplace participants and institutional clients as of December 31, 2022, our approximately 6,100 employees (as of December 31, 2022) are focused on executing our mission to make a secure financial future possible—one person, one family and one institution at a time. Voya's scale, business mix, risk profile, and strong free cash flow generation are competitive differentiators and we have a clear path to Adjusted Operating Earnings Per Share growth via net revenue growth, margin expansion, and disciplined capital management. We provide our products and services principally through our Workplace Solutions business, which encompasses both our Wealth Solutions and Health Solutions business segments, and through our Investment Management segment. We are well positioned to drive growth with new revenue streams from expanding technology and innovation, we will create new opportunities to drive margin expansion while investing in the business, and our high free-cash flow businesses will enable further return of capital to our shareholders with a disciplined approach to other capital deployment opportunities.

Wealth Solutions
Our Wealth Solutions segment provides retirement plan products and administration and investment services alongside a robust suite of financial wellness offerings to serve employees and plan participants. Furthermore, we provide individual retirement accounts and financial guidance and advisory services through our Retail Wealth Management business that enables us to deepen relationships with our retirement plan participants.

Our Wealth Solutions segment earns revenue from a diverse and complementary business mix, primarily fee income from asset and participant-based recordkeeping and advisory fees as well as investment income on our general account assets and other funds. Because our fee income is generally tied to account values, our profitability is determined in part by the amount of assets we have under management, administration or advisement, which in turn depends on sales volumes to new and existing clients, net deposits from retirement plan participants, and changes in the market value of account assets. Our profitability also depends on the difference between the investment income we earn on our general account assets, or our portfolio yield, and crediting rates on client accounts.

Health Solutions
Our Health Solutions segment provides worksite employee benefits, decision support, financial wellness, and administrative products and services to mid-size and large corporate employers and professional associations. In addition, our Health Solutions segment provides stop-loss coverage to employer plan sponsors that self-fund their pharmaceutical and medical benefits.

Our Health Solutions segment generates revenue from premiums, investment income, mortality and morbidity income and policy and other charges. Profits are driven by the difference between premiums collected and benefits and expenses paid for group life, stop loss and voluntary health benefits, along with the spread between investment income and credited rates to policyholders on voluntary universal life and whole life products.

Our Health Solutions segment offers attractive growth opportunities. For example, we believe that there are significant opportunities for growth through expansion in the voluntary benefits market and Health Account Solutions as employers increasingly seek to have employees bear a greater proportion of the cost of medical coverage. While expanding these lines, we also intend to continue to focus on profitability in our well-established group life and stop loss product lines, by adding profitable new business to our in-force block, improving our persistency by retaining more of our best performing groups, and managing our overall loss ratios.

Investment Management

Our Investment Management segment serves both individual and institutional customers, offering them domestic and international fixed income, equity, multi-asset and alternative investment products and solutions across a range of geographies, investment styles and capitalization spectrums. We are committed to investing responsibly and delivering research-driven, risk-adjusted, client-oriented investment strategies and solutions and advisory services.

Investment Management manages public and private fixed income, equities, multi-asset solutions and alternative strategies for institutions, financial intermediaries and individual investors, drawing on a 50-year legacy of active investing and the expertise of over 400 investment professionals.

Our Investment Management segment generates revenue through the collection of management fees on the assets we manage. These fees are typically based upon a percentage of asset under management (which is equivalent to the money clients are investing). In certain investment management fee arrangements, we may also receive performance-based incentive fees when the return on assets under management exceeds certain benchmark returns or other performance hurdles. In addition, and to a lesser extent, Investment Management collects administrative fees on outside managed assets that are administered by our mutual fund platform and distributed primarily by our Wealth Solutions segment. Investment Management also receives fees as the primary investment manager of our general account, which is managed on a market-based pricing basis. Finally, Investment Management generates revenues from a portfolio of seed capital investments.

Our Investment Management segment is well positioned to capture the growth opportunities of the asset global asset management industry. With the most recent acquisitions and transactions and the conclusion of a strategic distribution and product partnership the Investment Management segment has significantly enhanced its international footprint and further strengthened its domestic client base. Simultaneously, we have added highly-recognized and well-established investment strategy competences in both the traditional asset classes and the privates and alternatives business which will allow us to provide clients a well-diversified product offering across the entire market cycle. Furthermore, the addition of additional business will help to generate scale benefits and to improve profitability of the firm.

Business Update

On January 24, 2023, we completed the acquisition of Benefitfocus, an industry-leading benefits administration technology company that serves employers, health plans and brokers. The purchase price in the acquisition was approximately $570 million in cash consideration which includes the outstanding debt and preferred shares of Benefitfocus. The acquisition will expand the Company's capacity to meet the growing demand for comprehensive benefits and savings solutions and increase its ability to deliver innovative solutions for employers and health plans.

On November 1, 2022, Voya Investment Management Alternative Assets, LLC ("VIMAA"), a subsidiary of Voya Investment Management LLC ("Voya IM"), acquired all of the issued and outstanding equity interests of Czech Asset Management, L.P., a private credit asset manager dedicated to the U.S. middle market. The acquisition was executed for cash consideration and expands VIMAA's private and leveraged credit business.

On July 25, 2022, we completed a series of transactions pursuant to a Combination Agreement dated as of June 13, 2022 (the "AllianzGI Agreement") with Voya IM and VIM Holdings LLC ("VIM Holdings"), both our indirect subsidiaries, Allianz SE ("Allianz") and Allianz Global Investors U.S. LLC ("AllianzGI"), an indirect subsidiary of Allianz, pursuant to which the parties have combined Voya IM with assets and teams comprising specified strategies previously managed by AllianzGI. The acquisition increases the international scale and distribution of the Company's investment products and provides us with new capabilities that diversify our investment strategies and help us meet the needs of a larger and more global client base. In connection with the acquisition, we have incurred $67 million of transaction and integration expenses in the year ended December 31, 2022 and expect to incur additional integration expenses in future periods. These expenses include consulting, legal and business integration expenses and are recorded in Operating expenses in our Consolidated Statements of Operations in the period they are incurred, but excluded from Adjusted operating earnings before income taxes. These expenses are classified as a component of Other adjustments to Income (loss) from continuing operations before income taxes and consequently are not included in the adjusted operating results of our segments.

Under the terms of the AllianzGI Agreement, AllianzGI transferred to VIM Holdings the rights to certain assets and liabilities related to specified investment teams and strategies and the associated assets under management (the "AllianzGI Transferred Business"). We transferred all of the limited liability company interests in Voya IM to VIM Holdings and in exchange, received a 76% economic stake in VIM Holdings. Pursuant to the Amended and Restated Limited Liability Company Agreement VIM Holdings entered into at the closing date ("A&R VIM Holdings Operating Agreement"), we now hold, indirectly, a 76% economic stake in VIM Holdings and Allianz holds, indirectly, a 24% economic stake in VIM Holdings. Furthermore, VIM Holdings holds all of the limited liability company interests in Voya IM and certain assets and liabilities transferred from AllianzGI related to specified investment teams and strategies and the associated assets under management. In accordance with the A&R VIM Holdings Operating Agreement, we have full operational control of VIM Holdings, Voya IM and the transferred assets and investment teams.

The AllianzGI Agreement was executed for noncash consideration and accounted for under the acquisition method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the transaction. The 24% economic stake in VIM Holdings shares is reflected on the Consolidated Balance Sheets under Redeemable noncontrolling interests within Mezzanine equity.

On June 9, 2021, we completed the sale of the independent financial planning channel of Voya Financial Advisors ("VFA") to Cetera Financial Group, Inc. ("Cetera"), one of the nation's largest networks of independently managed broker-dealers. In connection with this transaction, we transferred more than 800 independent financial professionals serving retail customers with approximately $38 billion in assets under advisement to Cetera, while retaining approximately 500 field and phone-based financial professionals who support our Wealth Solutions business. In addition, the sale resulted in a pre-tax gain of $274 million, net of transaction costs, which was recorded in Other revenue in the accompanying Consolidated Statements of Operations for the year ended December 31, 2021.

Discontinued Operations

The Individual Life Transaction

On January 4, 2021, we completed a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019, with Resolution Life U.S. Holdings Inc. ("Resolution Life US"), pursuant to which Resolution Life US acquired several of its subsidiaries including Security Life of Denver Company ("SLD"). We determined that the entities disposed of met the criteria to be classified as discontinued operations and that the sale represented a strategic shift that had a major effect on the Company's operations. Income (loss) from discontinued operations, net of tax, for the year ended December 31, 2021 included a reduction to loss on sale, net of tax of $12 million associated with the transaction. The final loss on sale, net of tax as of December 31, 2021 was $1,454 million. For more information related to this transaction, refer to the *Discontinued Operations* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Trends and Uncertainties

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), we discuss a number of trends and uncertainties that we believe may materially affect our future liquidity, financial condition or results of operations. Where these trends or uncertainties are specific to a particular aspect of our business, we often include such a discussion under the relevant caption of this MD&A, as part of our broader analysis of that area of our business. In addition, the following factors represent some of the key general trends and uncertainties that have influenced the development of our business and our historical financial performance and that we believe will continue to influence our continuing business operations and financial performance in the future.

COVID-19

Since the first quarter of 2020, the COVID-19 pandemic has had a significant adverse effect on the global economy and financial markets. Longer-term, the economic outlook is uncertain, but may depend in significant part on progress with respect to effective vaccines and therapies to treat COVID-19 or any actions taken to contain or address the pandemic. For further information regarding risks associated with COVID-19, see *The occurrence of natural or man-made disasters, including the COVID-19 pandemic, may adversely affect our results of operations and financial condition* in Risk Factors in Part I, Item 1A. of this Annual Report on Form 10-K.

We continue to monitor developments relating to the COVID-19 pandemic and assess its impact on our business. Predicting with accuracy the future consequences of COVID-19 on our results of operations or financial condition is impossible. Absent a further significant and prolonged market shock, however, we do not anticipate a material effect on our results of operations, balance sheet, statutory capital, or liquidity. See *Results of Operations* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information regarding the effect of the COVID-19 pandemic on our business.

Market Conditions

Extraordinary monetary accommodation to support a global economy negatively impacted by the pandemic is being unwound. Inflationary pressures related to easy monetary and fiscal policies, and the stagflationary impacts of the Russia-Ukraine war and global supply chain frictions, are being addressed by sharply tighter monetary policy.   As the impact of sharply tighter global monetary policy works through the real economy, an increase in market volatility could affect our business, including through effects on the rate and spread component of yields we earn on invested assets, changes in required reserves and capital, and fluctuations in the value of our assets under management ("AUM"), administration or advisement ("AUA"). These effects could be exacerbated by uncertainty about future fiscal policy, changes in tax policy, the scope of potential deregulation, levels of global trade, and geopolitical risk. In the short- to medium-term, the potential for increased volatility and slowing economic growth can pressure sales and reduce demand as consumers hesitate to make financial decisions. Financial performance can be adversely affected by market volatility as fees driven by AUM fluctuate, hedging costs increase and revenue declines due to reduced sales and increased outflows. As a company with strong retirement, investment management and insurance capabilities, however, we believe the market conditions noted above may, over the long term, enhance the attractiveness of our broad portfolio of products and services. We will need to continue to monitor the behavior of our customers and other factors, including mortality rates, morbidity rates, and lapse rates, which adjust in response to changes in market conditions in order to ensure that our products and services remain attractive as well as profitable.   For additional information on our sensitivity to interest rates and equity market prices, see *Quantitative and Qualitative Disclosures About Market Risk* in Part II, Item 7A. of this Annual Report on Form 10-K.

Interest Rate Environment

We believe the interest rate environment will continue to influence our business and financial performance in the future for several reasons, including the following:

- Our general account investment portfolio, which was approximately $39 billion as of December 31, 2022, consists predominantly of fixed income investments and had an annualized earned yield of approximately 5.1% in the fourth quarter of 2022. In prior years during the prolonged low interest rate environment, the yield we earned on new investments has been lower than the yields earned on maturing investments, which were generally purchased in environments where interest rates were higher than current levels. We currently anticipate that proceeds that are reinvested in fixed income investments in the near term will earn an average yield higher than the prevailing portfolio yield. However, heightened market volatility implies greater uncertainly around the path of interest rates and the outlook for new money investments going forward. New purchases made at current market levels would be higher than the yield of maturing assets. In addition, movements in prevailing interest rates also influence the prices of fixed income investments that we sell on the secondary market rather than holding until maturity or repayment with rising interest rates generally leading to lower prices in the secondary market and falling interest rates generally leading to higher prices.
- We actively manage our investment portfolio and offer competitive product rates in the market. Several of our products pay guaranteed minimum rates such as fixed accounts and a portion of the stable value accounts included within defined contribution retirement plans. We are required to pay these guaranteed minimum rates even if earnings on our investment portfolio decline, with the resulting investment margin compression negatively impacting earnings. In addition, we expect more policyholders to hold policies (lower lapses) with comparatively high guaranteed rates longer in a low interest rate environment. Conversely, a rise in average yield on our investment portfolio will positively impact earnings if the average interest rate we pay on our products does not rise correspondingly. Similarly, we expect policyholders may be less likely to hold policies (higher lapses) with existing guarantees as interest rates rise.

For additional information on the impact of the interest rate environment, see *The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment or a period of rapidly increasing interest rates* in Risk Factors in Part I, Item 1A. of this Annual Report on Form 10-K. Also, for additional information on our sensitivity to interest rates, see *Quantitative and Qualitative Disclosures About Market Risk* in Part II, Item 7A. of this Annual Report on Form 10-K.

Seasonality and Other Matters

Our business results can vary from quarter to quarter as a result of seasonal factors. For all of our segments, the first quarter of each year typically has elevated operating expenses, reflecting higher payroll taxes, equity compensation grants, and certain other expenses that tend to be concentrated in the first quarters. Additionally, alternative investment income tends to be lower in the first quarters. Other seasonal factors that affect our business include:

Wealth Solutions
- The first quarters tend to have the highest level of recurring deposits in Corporate Markets, due to the increase in participant contributions from the receipt of annual bonus award payments or annual lump sum matches and profit sharing contributions made by many employers. Corporate Market withdrawals also tend to increase in the first quarters as departing sponsors change providers at the start of a new year.
- In the third quarters, education tax-exempt markets typically have the lowest recurring deposits, due to the timing of vacation schedules in the academic calendar.
- The fourth quarters tend to have the highest level of single/transfer deposits due to new Corporate Market plan sales as sponsors transfer from other providers when contracts expire at the fiscal or calendar year-end. Recurring deposits in the Corporate Market may be lower in the fourth quarters as higher paid participants scale back or halt their contributions upon reaching the annual maximums allowed for the year. Finally, Corporate Market withdrawals tend to increase in the fourth quarters, as in the first quarters, due to departing sponsors.

Health Solutions
- The first quarters tend to have the highest Group Life loss ratio. Sales for Group Life, Stop Loss, and Voluntary Benefits also tend to be the highest in the first quarters, as most of our contracts have January start dates in alignment with the start of our clients' fiscal years.
- The third quarters tend to have the second highest Group Life, Stop Loss, and Voluntary Benefits sales, as a large number of our contracts have July start dates in alignment with the start of our clients' fiscal years.

Investment Management
- In the fourth quarters, performance fees are typically higher due to certain performance fees being associated with calendar-year performance against established benchmarks and hurdle rates.

In addition to these seasonal factors, our results are impacted by the annual review of assumptions related to future policy benefits and deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") (collectively, "DAC/VOBA") and unearned revenue reserves ("URR"), which we generally complete in the third quarter of each year, and annual remeasurement related to our employee benefit plans, which we generally complete in the fourth quarter of each year. See *Critical Accounting Judgments and Estimates* in Part II, Item 7. of this Annual Report on Form 10-K for further information.

Stranded Costs

As a result of the Individual Life Transaction, the historical revenues and certain expenses of the divested businesses have been classified as discontinued operations. Historical revenues and certain expenses of the businesses that have been divested via reinsurance at closing of the Individual Life Transaction (including an insignificant amount of Individual Life and non-Wealth Solutions annuities that are not part of the transaction) are reported within continuing operations, but are excluded from adjusted operating earnings before income taxes as businesses exited or to be exited through reinsurance or divestment. Expenses classified within discontinued operations and businesses exited or to be exited through reinsurance include only direct operating expenses incurred by these businesses and then only to the extent that the nature of such expenses was such that we ceased to incur such expenses upon the close of the Individual Life Transaction. Certain other direct costs of these businesses, including those relating to activities for which we provide transitional services and for which we are reimbursed under transition services agreements ("TSAs") are reported within continuing operations along with the associated revenues from the TSAs. Additionally, indirect costs, such as those related to corporate and shared service functions that were previously allocated to the businesses sold or divested via reinsurance, are reported within continuing operations. These costs ("Stranded Costs") and the associated revenues from the TSAs are reported within continuing operations in Corporate, since we do not believe that they are representative of the future run-rate of revenues and expenses of the continuing operations of our business segments. We have implemented a cost reduction strategy to address Stranded Costs and completed the removal of Stranded Costs during the third quarter of 2022. Some transformation initiatives related to TSAs will continue beyond the third quarter of 2022, however, they are not expected to result in any net Stranded Costs.

Results of Operations

Operating Measures

In this MD&A, we discuss Adjusted operating earnings before income taxes and Adjusted operating revenues, each of which is a measure used by management to evaluate segment performance. For additional information on each measure, see *Segments* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

AUM and AUA

A substantial portion of our fees, other charges and margins are based on AUM. AUM represents on-balance sheet assets supporting customer account values/liabilities and surplus as well as off-balance sheet institutional/mutual funds. Customer account values reflect the amount of policyholder equity that has accumulated within retirement, annuity and universal-life type products.

AUM includes general account assets managed by our Investment Management segment in which we bear the investment risk, separate account assets in which the contract owner bears the investment risk and institutional/mutual funds, which are excluded from our balance sheets. AUM-based revenues increase or decrease with a rise or fall in the amount of AUM, whether caused by changes in capital markets or by net flows. AUM is principally affected by net deposits (i.e., new deposits, less surrenders and other outflows) and investment performance (i.e., interest credited to contract owner accounts for assets that earn a fixed return or market performance for assets that earn a variable return). Separate account AUM and institutional/mutual fund AUM include assets managed by our Investment Management segment, as well as assets managed by third-party investment managers. Our Investment Management segment reflects the revenues earned for managing affiliated assets for our other segments as well as assets managed for third parties.

AUA represents accumulated assets on contracts pursuant to which we either provide administrative, advisement services, or distribution coverage, relationship management and client servicing or product guarantees for assets managed by third parties. These contracts are not insurance contracts and the assets are excluded from the Consolidated Financial Statements. Fees earned on AUA are generally based on the number of participants, asset levels and/or the level of services or product guarantees that are provided.

Our consolidated AUM/AUA includes eliminations of AUM/AUA managed by our Investment Management segment that is also reflected in other segments' AUM/AUA and adjustments for AUM not reflected in any segments.

The following table presents AUM and AUA as of the dates indicated:

($ in millions)	As of December 31,	
	2022	**2021**
AUM and AUA:		
Wealth Solutions	$ 474,277	$ 536,246
Health Solutions	1,880	1,887
Investment Management	376,963	323,656
Eliminations/Other	(111,893)	(122,754)
Total AUM and AUA[1]	$ 741,227	$ 739,035
AUM	$ 438,964	$ 405,285
AUA	302,264	333,749
Total AUM and AUA[1]	$ 741,227	$ 739,035

[1] Includes AUM and AUA related to the divested businesses, for which a substantial portion of the assets continue to be managed by our Investment Management segment.

Terminology Definitions

Sales Statistics

In our discussion of our segment results under *Results of Operations—Segment by Segment*, we sometimes refer to sales activity for various products. The term "sales" is used differently for different products, as described more fully below. These sales statistics do not correspond to revenues under U.S. GAAP and are used by us as operating statistics underlying our financial performance.

Net flows are deposits less redemptions (including benefits and other product charges).

Sales for Health Solutions products are based on a calculation of annual premiums, which represent regular premiums on new policies, plus a portion of new single premiums.

Total gross premiums and deposits are defined as premium revenue and deposits for policies written and assumed. This measure provides information as to growth and persistency trends related to premium and deposits.

Other Measures

Total annualized in-force premiums are defined as a full year of premium at the rate in effect at the end of the period. This measure provides information as to the growth and persistency trends in premium revenue.

Interest adjusted loss ratios are defined as the ratio of benefits expense to premium revenue exclusive of the discount component in the change in benefit reserve. This measure reports the loss ratio related to mortality on life products and morbidity on health products.

Net gains (losses), *Net investment gains (losses) and related charges and adjustments* and *Net guaranteed benefit losses and related charges and adjustments* include changes in the fair value of derivatives. Increases in the fair value of derivative assets or decreases in the fair value of derivative liabilities result in "gains." Decreases in the fair value of derivative assets or increases in the fair value of derivative liabilities result in "losses."

In addition, we have certain products that contain guarantees that are embedded derivatives related to guaranteed benefits and index-crediting features, while other products contain such guarantees that are considered derivatives (collectively "guaranteed benefit derivatives").

Results of Operations - Company Consolidated

The following table presents our Consolidated Statements of Operations for the periods indicated:

($ in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021	Change
Revenues:			
Net investment income	$ 2,281	$ 2,774	$ (493)
Fee income	1,731	1,827	(96)
Premiums	2,425	(3,354)	5,779
Net gains (losses)	(685)	1,423	(2,108)
Other revenue	148	579	(431)
Income (loss) related to consolidated investment entities	22	981	(959)
Total revenues	5,922	4,230	1,692
Benefits and expenses:			
Interest credited and other benefits to contract owners/policyholders	2,573	(2,163)	4,736
Operating expenses	2,542	2,586	(44)
Net amortization of Deferred policy acquisition costs and Value of business acquired	187	795	(608)
Interest expense	134	186	(52)
Operating expenses related to consolidated investment entities	58	49	9
Total benefits and expenses	5,494	1,453	4,041
Income (loss) from continuing operations before income taxes	428	2,777	(2,349)
Income tax expense (benefit)	(5)	(98)	93
Income (loss) from continuing operations	433	2,875	(2,442)
Income (loss) from discontinued operations, net of tax	—	12	(12)
Net Income (loss)	433	2,887	(2,454)
Less: Net income (loss) attributable to noncontrolling interest and redeemable noncontrolling interest	(77)	761	(838)
Less: Preferred stock dividends	36	36	—
Net income (loss) available to our common shareholders	$ 474	$ 2,090	$ (1,616)

For additional information on reconciliations of Income (loss) from continuing operations before income taxes to Adjusted operating earnings before income taxes and Total revenues to Adjusted operating revenues, and their relative contributions of each segment, see *Segments* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Consolidated - Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenues

Total Revenues increased $1,692 million from $4,230 million to $5,922 million. The following items contributed to the overall increase.

Net investment income decreased $493 million from $2,774 million to $2,281 million primarily due to:

- lower alternative investment and prepayment fee income primarily driven by the impact of equity market performance.

Fee income decreased $96 million from $1,827 million to $1,731 million primarily due to:

- lower fee income in Wealth Solutions primarily driven by lower average equity markets and a lower earned rate; and

- amortization of unearned revenue in the prior year driven by the realized gains on the transfer of assets to a comfort trust pursuant to reinsurance agreements entered into concurrent with the close of the Individual Life Transaction.

The decrease was partially offset by:

- higher fee income in Investment Management primarily due to the addition of the AllianzGI business, partially offset by lower average equity markets and higher interest rates.

Premiums increased $5,779 million from $(3,354) million to $2,425 million primarily due to:

- the close of the Individual Life Transaction in the prior year, at which point RLI, VRIAC, and RLNY ceded substantially all of their individual life and non-retirement annuity businesses to SLD, which are fully offset by a corresponding amount in Interest credited and other benefits to contract owners/policyholders; and
- higher premiums driven by growth across all blocks of business in our Health Solutions segment.

Net gains (losses) changed $2,108 million from a gain of $1,423 million to a loss of $685 million primarily due to:

- higher realized gains in the prior year due to the transfer of assets to a comfort trust pursuant to reinsurance agreements entered into concurrent with the close of the Individual Life Transaction;
- losses from market value changes associated with our reinsured businesses, which are fully offset by a corresponding amount in Interest credited and other benefits to contract owners/policyholders;
- a gain driven by the sale of our stake in a limited partnership interest in the prior year;
- a favorable change in the allowance for losses on commercial mortgage loans in the prior year; and
- higher unfavorable mark-to-market adjustments on securities subject to fair value option accounting due to interest rate movements.

The change was partially offset by:

- net favorable changes in derivative valuations due to interest rate movements.

Other revenue decreased $431 million from $579 million to $148 million primarily due to:

- a net gain in the prior year related to the sale of the independent financial planning channel of VFA;
- lower revenues driven by the sale of the independent financial planning channel of VFA during the prior year; and
- lower revenue from transition services agreements.

The decrease was partially offset by:

- favorable market value adjustments driven by rising interest rates.

Income related to consolidated investment entities decreased $959 million from $981 million to $22 million primarily due to:

- equity market impacts to limited partnership valuations.

Total Benefits and Expenses

Total benefits and expenses increased by $4,041 million from $1,453 million to $5,494 million. The following items contributed to the overall increase.

Interest credited and other benefits to contract owners/policyholders increased $4,736 million from $(2,163) million to $2,573 million primarily due to:

- the close of the Individual Life Transaction in the prior year, at which point, RLI, VRIAC, and RLNY ceded substantially all of their individual life and non-retirement annuity businesses to SLD, which are fully offset by a corresponding amount in Premiums;

- higher benefits incurred in Health Solutions primarily due to an increase in in-force business and non-COVID-19 Group Life impacts, partially offset by lower COVID-19 impacts and a reserve release driven by third quarter annual assumption updates; and
- a litigation reserve in the current year.

The increase was partially offset by:

- amortization and loss recognition in the prior year driven by the realized gains on the transfer of assets to a comfort trust pursuant to reinsurance agreements entered into concurrent with the close of the Individual Life Transaction as well as other activities associated with the close which did not repeat; and
- a change in the value of an embedded derivative associated with businesses reinsured due to an increase in interest rates, which is fully offset by a corresponding amount in Net gains (losses).

Operating expenses decreased $44 million from $2,586 million to $2,542 million primarily due to:

- lower expenses driven by the sale of the independent financial planning channel of VFA;
- lower incentive compensation in Corporate and Investment Management segments primarily due to lower earnings in the current year;
- lower restructuring costs in the current year;
- lower stranded costs due to increased benefits from cost savings; and
- a prior year legal accrual in Wealth Solutions.

The decrease was partially offset by:

- a ceding commission paid in the prior year as part of the close of the Individual Life Transaction at which point RLI, VRIAC and RLNY ceded substantially all of the Individual Life and Non-retirement annuity businesses to SLD;
- transaction and integration costs primarily driven by the addition of the AllianzGI business;
- an impairment to the fair value of a wholly owned office building;
- an increase in growth-based expenses in Wealth Solutions and Health Solutions and higher expenses in Investment Management driven by the addition of the AllianzGI business, partially offset by lower commissions in Wealth Solutions driven by equity market declines; and
- an unfavorable change in pension costs. See the *Employee Benefit Arrangements* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information.

Net amortization of DAC/VOBA decreased $608 million from $795 million to $187 million primarily due to:

- amortization and loss recognition in the prior year driven by the realized gains on the transfer of assets to a comfort trust pursuant to reinsurance agreements entered into concurrent with the close of the Individual Life Transaction;
- a write-down of DAC and VOBA in the prior year related to businesses exited driven by third quarter annual assumption updates; and
- higher favorable DAC unlocking in Wealth Solutions primarily due to third quarter annual assumption updates in the current year, partially offset by an unfavorable change in DAC unlocking primarily due to equity market performance in the current year.

The decrease was partially offset by:

- unfavorable unlocking in business exited during the current year driven by interest rate movements.

Interest expense decreased $52 million from $186 million to $134 million primarily due to:

- lower loss related to early extinguishment of debt in the current period compared to the prior period; and
- lower interest expense as a result of cumulative debt extinguishment.

Income Tax Benefit

Income tax benefit decreased $93 million from $98 million to $5 million primarily due to:

- the release of the tax valuation allowance in 2021 that did not reoccur in 2022; and
- a change in noncontrolling interest.

The decrease was partially offset by:

- a decrease in income before income taxes;
- tax credits claimed in 2022 related to tax years 2012 - 2017; and
- an increase in the dividends received deduction.

Loss from Discontinued Operations, net of Tax

Income (loss) from discontinued operations, net of tax decreased $12 million from $12 million to $0 million primarily due to:

- unfavorable adjustments to the Individual Life Transaction loss on sale, net of tax excluding costs to sell made in the prior year.

Adjustments from Income (Loss) from Continuing Operations before Income Taxes to Adjusted Operating Earnings before Income Taxes

For additional information on the reconciliation adjustments listed below, see the *Segments* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Net investment gains (losses) and related charges and adjustments increased $141 million from a loss of $20 million to a loss of $161 million primarily due to:

- a gain driven by the sale of our stake in a limited partnership interest in the prior year;
- a favorable change in the allowance for losses on commercial mortgage loans in the prior year; and
- higher unfavorable mark-to-market adjustments on securities subject to fair value option accounting in the current year due to interest rate movements.

The increase was partially offset by:

- net favorable changes in derivative valuations due to interest rate movements.

Net guaranteed benefit gains (losses) and related charges and adjustments increased $22 million from a loss of $1 million to a loss of $23 million primarily due to:

- unfavorable changes in derivative valuations due to interest rate movements.

Gain (loss) related to businesses exited through reinsurance or divestment changed $953 million from a gain of $812 million to a loss of $141 million primarily due to:

- the close of the Individual Life Transaction in the prior year at which point the transfer of assets to a comfort trust pursuant to the reinsurance agreements resulted in realized gains which were partially offset by intangibles amortization, loss recognition and other activities which did not repeat;
- a gain in the prior year related to the sale of the independent financial planning channel of VFA net of transaction-related costs to sell;
- unfavorable unlocking in the current year driven by interest rate movements; and
- a litigation reserve in the current year.

The change was partially offset by:

- prior year annual assumption updates which resulted in a write-down of DAC and VOBA related to our businesses ceded to SLD at the close of the Individual Life Transaction; and

- lower amortization related to our businesses exited.

Income (loss) related to early extinguishment of debt decreased $28 million from a loss of $31 million to a loss of $3 million primarily due to:

- lower losses in connection with debt extinguishments completed during the current year. See the *Financing Agreements* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information.

Immediate recognition of net actuarial gains related to pension and other postretirement benefit obligations and gains from plan adjustments and curtailments decreased $28 million from $33 million to $5 million. See *Critical Accounting Judgments and Estimates - Employee Benefits Plans* in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information.

Other adjustments increased $46 million from a loss of $105 million to a loss of $151 million primarily due to:

- transaction and integration costs driven by the addition of the AllianzGI business; and
- an impairment to the fair value of a wholly owned office building.

The increase was partially offset by:

- lower costs related to restructuring.

Results of Operations - Segment by Segment

Adjusted operating earnings before income taxes is the measure of segment profit or loss management uses to evaluate segment performance. Adjusted operating earnings before income taxes should not be viewed as a substitute for GAAP pretax income. We believe the presentation of segment Adjusted operating earnings before income taxes as we measure it for management purposes enhances the understanding of our business by reflecting the underlying performance of our core operations and facilitating a more meaningful trend analysis. Refer to the *Segments* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on the presentation of segment results and our definition of Adjusted operating earnings before income taxes.

Wealth Solutions

The following table presents Adjusted operating earnings before income taxes of our Wealth Solutions segment for the periods indicated:

	Year Ended December 31,	
($ in millions)	**2022**	**2021**
Adjusted operating revenues:		
Net investment income and net gains (losses)	$ 1,751	$ 2,114
Fee income	953	1,056
Other revenue	68	68
Total adjusted operating revenues	2,772	3,238
Operating benefits and expenses:		
Interest credited and other benefits to contract owners/policyholders	888	891
Operating expenses	1,100	1,146
Net amortization of DAC/VOBA	77	91
Total operating benefits and expenses	2,064	2,128
Adjusted operating earnings before income taxes[1]	$ 707	$ 1,110

[1] Includes unlocking related to annual review of the assumptions. See *DAC/VOBA Unlocking* in Part II, Item 7. of this Annual Report on Form 10-K for further information.

The following tables present Total Client Assets, which comprise total AUM and AUA, for our Wealth Solutions segment as of the dates indicated:

	As of December 31,	
($ in millions)	2022	2021
Full Service	$ 162,664	$ 187,702
Recordkeeping	250,507	279,501
Total Defined Contribution	413,171	467,203
Investment-only Stable Value	38,148	40,246
Retail Client and Other Assets	22,958	28,796
Total Client Assets	$ 474,277	$ 536,246

	As of December 31,	
($ in millions)	2022	2021
Fee-based	$ 379,706	$ 434,340
Spread-based	33,881	33,359
Investment-only Stable Value	38,148	40,246
Retail Client Assets	22,543	28,300
Total Client Assets	$ 474,277	$ 536,246

The following table presents Full Service, Recordkeeping, and Stable Value net flows for our Wealth Solutions segment for the periods indicated:

	As of December 31,	
($ in millions)	2022	2021
Full Service - Corporate markets:		
Deposits	$ 14,722	$ 14,740
Surrenders, benefits and product charges	(11,910)	(13,709)
Net flows	2,812	1,031
Full Service - Tax-exempt markets:		
Deposits	6,143	6,239
Surrenders, benefits and product charges	(6,002)	(6,694)
Net flows	141	(455)
Total Full Service Net Flows	$ 2,953	$ 576
Recordkeeping and Stable Value:		
Recordkeeping Net Flows	$ 766	$ (6,731)
Investment-only Stable Value Net Flows	$ 1,215	$ (2,108)

Wealth Solutions - Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Adjusted operating earnings before income taxes decreased $403 million from $1,110 million to $707 million primarily due to:

- lower alternative asset returns, partially offset by higher investment margin primarily driven by higher portfolio yield; and
- lower fee income and other revenue resulting from lower average equity markets, the sale of the Financial Planning Channel, and a lower earned rate, partially offset by favorable market value adjustments.

The decrease was partially offset by:

- lower expenses primarily driven by the impact of the Financial Planning Channel sale, lower commissions as a result of equity market declines and a legal accrual in the prior year, partially offset by business growth; and
- higher favorable DAC unlocking primarily due to third quarter annual assumption updates in the current year, partially offset by unfavorable DAC unlocking primarily due to equity market performance in the current year.

We will adopt ASU 2018-12, *Targeted Improvements to the Accounting for Long-Duration Contracts*, on January 1, 2023 with a transition date of January 1, 2021. The ultimate effects the standard will have on the financial statements are highly dependent on policyholder behavior, actuarial assumptions and macroeconomic conditions, particularly interest rates and spreads. However, we estimate that application of ASU 2018-12 will result in slightly higher Adjusted operating earnings before income taxes in the Wealth Solutions segment due to lower expected DAC amortization expense (excluding unlocking impacts, which will no longer be reported under the new guidance). See *Future Adoption of Accounting Pronouncements* in the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information regarding ASU 2018-12.

Health Solutions

The following table presents Adjusted operating earnings before income taxes of the Health Solutions segment for the periods indicated:

($ in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021
Adjusted operating revenues:		
Net investment income and net gains (losses)	$ 134	$ 165
Fee income	76	69
Premiums	2,378	2,168
Other revenue	(6)	(7)
Total adjusted operating revenues	2,582	2,395
Operating benefits and expenses:		
Interest credited and other benefits to contract owners/policyholders	1,691	1,674
Operating expenses	569	492
Net amortization of DAC/VOBA	30	25
Total operating benefits and expenses	2,291	2,191
Adjusted operating earnings before income taxes	$ 291	$ 204

The following table presents sales, gross premiums and in-force for our Health Solutions segment for the periods indicated:

	Year Ended December 31,	
($ in millions)	**2022**	**2021**
Sales by Product Line:		
Group life and Disability	$ 126	$ 110
Stop loss	409	355
Total group products	535	465
Voluntary[1]	149	128
Total sales by product line	$ 684	$ 593
Total gross premiums and deposits	$ 2,724	$ 2,429
Group life and Disability	833	752
Stop loss	1,258	1,181
Voluntary[1]	689	576
Total annualized in-force premiums	$ 2,780	$ 2,510
Loss Ratios:		
Group life (interest adjusted)[2]	89.8 %	95.5 %
Stop loss	75.9 %	77.3 %
Total Loss Ratio[2][3]	69.4 %	72.5 %

[1] Includes Health Account Solutions products.
[2] The year ended December 31, 2022 loss ratio excludes $59 million of favorable reserve impact related to annual review of the assumptions.
[3] Total Loss Ratio is presented on a trailing twelve month basis.

Health Solutions- Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Adjusted operating earnings before income taxes increased $87 million from $204 million to $291 million primarily due to:

- higher premiums driven by growth across all three lines of business.

The increase was partially offset by:

- higher expenses primarily driven by business growth;
- lower alternative asset returns; and
- higher benefits incurred due to an increase in in-force business and non-COVID-19 Group Life impacts, partially offset by lower COVID-19 impacts and a reserve release driven by third quarter annual assumption updates.

Investment Management

The following table presents Adjusted operating earnings before income taxes of our Investment Management segment for the periods indicated:

($ in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021
Adjusted operating revenues:		
Net investment income and net gains (losses)	$ 3	$ 103
Fee income	736	667
Other revenue	17	13
Total adjusted operating revenues	756	783
Operating benefits and expenses:		
Operating expenses	570	544
Total operating benefits and expenses	570	544
Adjusted operating earnings before income taxes including Allianz noncontrolling interest	186	239
Less: Earnings (loss) attributable to Allianz noncontrolling interest	27	—
Adjusted operating earnings before income taxes	$ 158	$ 239

Our Investment Management segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees.

($ in millions)	Year Ended December 31, 2022	Year Ended December 31, 2021
Investment Management intersegment revenues	$ 91	$ 92

The following table presents AUM and AUA for our Investment Management segment as of the dates indicated:

($ in millions)	As of December 31, 2022	As of December 31, 2021
AUM		
External clients:		
Institutional[1]	$ 161,502	$ 148,921
Retail[1]	121,833	76,908
Total external clients	283,335	225,829
General account	38,028	38,004
Total AUM[1]	321,363	263,832
AUA[2]	55,601	59,823
Total AUM and AUA[1][2]	$ 376,963	$ 323,656

[1] Includes assets associated with the divested businesses.
[2] Includes assets sourced by other segments and also reported as AUA or AUM by such other segments. Assets Under Advisement, presented in AUA, includes advisory assets, mutual fund, general account and stable value assets.

The following table presents net flows for our Investment Management segment for the periods indicated:

($ in millions)	Year Ended December 31,	
	2022	**2021**
Net Flows:		
Institutional[1]	$ 3,675	$ 9,075
Retail	(2,601)	(1,304)
Divested businesses	(2,156)	(2,974)
Total[1]	$ (1,082)	$ 4,796

[1] Starting Q1 2021, amounts exclude liquidity related cash flow activities.

Investment Management - Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Adjusted operating earnings before income taxes including Allianz noncontrolling interest decreased $53 million from $239 million to $186 million primarily due to:

- lower investment capital returns primarily driven by higher prior year overall market performance; and
- higher operating expenses primarily driven by the addition of the AllianzGI business, partially offset by lower variable compensation due to lower earnings.

The decrease was partially offset by:

- higher fee income and other revenue primarily due to the addition of the AllianzGI business, partially offset by lower average equity markets and higher interest rates.

Corporate

The following table presents Adjusted operating earnings before income taxes of Corporate for the periods indicated:

($ in millions)	Year Ended December 31,	
	2022	**2021**
Adjusted operating revenues:		
Net investment income and net gains (losses)	$ 8	$ 4
Other revenue	59	96
Total adjusted operating revenues	67	100
Operating benefits and expenses:		
Operating expenses[1]	105	160
Interest Expense[2]	177	201
Total operating benefits and expenses	282	361
Adjusted operating earnings before income taxes including Allianz noncontrolling interest	(215)	(261)
Less: Earnings (loss) attributable to Allianz noncontrolling interest	(2)	—
Adjusted operating earnings before income taxes	$ (213)	$ (261)

[1] Includes expenses from corporate activities, and expenses not allocated to our segments. Years ended December 31, 2022 and 2021 primarily include stranded costs related to the divested businesses and amortization of intangibles.
[2] Includes dividend payments made to preferred shareholders.

Corporate - Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Adjusted operating earnings before income taxes including Allianz noncontrolling interest improved $46 million from a loss of $261 million to a loss of $215 million primarily due to:

- lower incentive compensation expense in the current year driven by lower Adjusted operating earnings before income taxes;

- lower stranded costs related to the Individual Life transaction due to increased benefits from cost saving initiatives; and
- lower interest expense driven by cumulative debt extinguishments.

The improvement was partially offset by:

- lower revenue from transition services agreements associated with the Individual Life Transaction as agreements begin to roll off; and
- lower pension benefit driven by pension plan asset de-risking.

Alternative Investment Income

Investment income on certain alternative investments can be volatile due to changes in market conditions. The following table presents the amount of investment income (loss) on certain alternative investments that is included in segment Adjusted operating earnings before income taxes and the average level of assets in each segment, prior to intercompany eliminations, which excludes alternative investments and income that are a component of Income (loss) related to businesses exited or to be exited through reinsurance or divestment and Income (loss) from discontinued operations, net of tax, respectively, and alternative investments and income in Corporate. These alternative investments are carried at fair value, which is estimated based on the net asset value ("NAV") of these funds.

While investment income on these assets can be volatile, based on current plans, we expect to earn 9.0% on these assets over the long-term.

The following table presents the investment income for the years ended December 31, 2022 and 2021, respectively, and the average assets of alternative investments as of the dates indicated:

($ in millions)	Year Ended December 31,	
	2022	**2021**
Wealth Solutions:		
Alternative investment income	$ 91	$ 511
Average alternative investments	1,608	1,360
Health Solutions:		
Alternative investment income	8	50
Average alternative investments	164	134
Investment Management:		
Alternative investment income	1	104
Average alternative investments	337	309

DAC/VOBA Unlocking

Changes in Adjusted operating earnings before income taxes and Net income (loss) are influenced by increases and decreases in amortization of DAC and VOBA.

We amortize DAC/VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on our experience and our overall short-term and long-term future expectations for returns available in the capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance, which is referred to as unlocking. As a result of this process, the cumulative balances of DAC/VOBA are adjusted with an offsetting benefit or charge to income to reflect changes in the period of the revision. An unlocking event that results in a benefit to income ("favorable unlocking") generally occurs as a result of actual experience or future expectations being favorable compared to previous estimates. Changes in DAC/VOBA due to contract changes or contract terminations higher than estimated are also included in "unlocking." At each valuation date, we evaluate these assumptions and, if actual experience or other evidence suggests that earlier assumptions should be revised, we adjust the reserve balance, with a related charge or credit to Policyholder benefits. These reserve adjustments are included in unlocking associated with Wealth Solutions and Health Solutions. An unlocking event that results in a charge to income ("unfavorable unlocking") generally occurs as a result of actual experience or future expectations being unfavorable compared to previous estimates. As a result of unlocking, the amortization schedules for future periods are also adjusted.

The DAC/VOBA unlocking in the table below includes the net impact of the annual review of the assumptions. During the third quarter of 2022 and 2021, we completed our annual review of the assumptions, including projection model inputs, in each of our segments (except for Investment Management, for which assumption reviews are not relevant). As a result of this review, we have made a number of changes to our assumptions resulting in net favorable unlocking of $48 million and $10 million to Adjusted operating earnings before income taxes in 2022 and 2021, respectively. The favorable unlocking in third quarter 2022 was driven principally by higher interest rates. The favorable unlocking in third quarter 2021 was driven principally by changes in our asset return assumptions.

The following table presents the amount of DAC/VOBA unlocking included in Adjusted operating earnings before income taxes for the periods indicated:

	Year Ended December 31,			
($ in millions)	2022		2021	
Wealth Solutions	$	44	$	29
Total DAC/VOBA unlocking	$	44	$	29

We also review the estimated gross profits for each of our blocks of business to determine recoverability of DAC/VOBA each period. If these assets are deemed to be unrecoverable, a write-down is recorded that is referred to as loss recognition. During the third quarter of 2022 and 2021, our annual review did not result in material loss recognition or premium deficiency reserve that impacted Adjusted operating earnings before income taxes. See *Critical Accounting Judgments and Estimates* in Part II, Item 7. of this Annual Report on Form 10-K for more information.

Liquidity and Capital Resources

Liquidity refers to our ability to access sufficient sources of cash to meet the requirements of our operating, investing and financing activities. Capital refers to our long-term financial resources available to support business operations and future growth. Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of the businesses, timing of cash flows on investments and products, general economic conditions and access to the capital markets and the other sources of liquidity and capital described herein.

The following discussion presents a review of our sources and uses of liquidity and capital and should be read in its entirety and in conjunction with the Off-Balance Sheet Arrangements and Aggregate Contractual Obligations table included further below.

Consolidated Sources and Uses of Liquidity and Capital

Our principal available sources of liquidity are product charges, investment income, proceeds from the maturity and sale of investments, proceeds from debt issuance and borrowing facilities, equity securities issuance, repurchase agreements, contract deposits and securities lending. Primary uses of these funds are payments of policyholder benefits, commissions and operating expenses, interest credits, share repurchases, investment purchases, business acquisitions and contract maturities, withdrawals and surrenders.

Parent Company Sources and Uses of Liquidity

Voya Financial, Inc. is largely dependent on cash flows from its operating subsidiaries to meet its obligations. The principal sources of funds available to Voya Financial, Inc. include dividends and returns of capital from its operating subsidiaries, as well as cash and short-term investments, and proceeds from debt issuances, borrowing facilities and equity securities issuances.

These sources of funds include the $500 million revolving credit sublimit of our Third Amended and Restated Credit Agreement and reciprocal borrowing facilities maintained with Voya Financial, Inc.'s subsidiaries as well as alternate sources of liquidity described below.

We estimate that our excess capital (which we define as the amount of capital and surplus in our insurance subsidiaries above our 375% RBC target, plus the amount of holding company liquidity above our $200 million target) as of December 31, 2022 was approximately $937 million.

Voya Financial, Inc.'s primary sources and uses of cash for the periods indicated are presented in the following table:

	Year Ended December 31,	
(*$ in millions*)	**2022**	**2021**
Beginning cash and cash equivalents balance	$ 202	$ 212
Sources:		
Proceeds from loans from subsidiaries, net of repayments[1]	34	12
Dividends and returns of capital from subsidiaries	1,210	1,633
Repayment of loans to subsidiaries, net of new issuances	65	—
Proceeds from Resolution Sale	—	672
Amounts received from subsidiaries under tax sharing agreements, net	47	—
Collateral received, net	—	10
Sale of Interest in Wholly Owned Subsidiary	—	80
Settlement of amounts due from (to) subsidiaries and affiliates, net	60	—
Discounts and fees received for debt extinguishment	2	—
Asset maturities and investment income, net	26	215
Other, net	2	—
Total sources	1,446	2,622
Uses:		
Premium paid and other fees related to debt extinguishment	—	28
Payment of interest expense	111	130
Capital provided to subsidiaries	—	49
Repayments of loans from subsidiaries, net of new issuances	—	523
Debt repurchase	366	453
Amounts paid to subsidiaries under tax sharing arrangements, net	—	141
Payment of income taxes, net	14	—
Common stock acquired - Share repurchase	750	1,113
Share-based compensation	40	44
Dividends paid on preferred stock	36	36
Dividends paid on common stock	80	80
Collateral delivered, net	5	—
Derivatives, net	37	—
Other, net	—	35
Total uses	1,439	2,632
Net increase (decrease) in cash and cash equivalents	7	(10)
Ending cash and cash equivalents balance	$ 209	$ 202

[1] Reflects netting of intercompany receivable from subsidiaries of $45 million in 2021.

Liquidity

We manage liquidity through access to substantial investment portfolios as well as a variety of other sources of liquidity including committed credit facilities, securities lending and repurchase agreements. Our asset-liability management ("ALM") process takes into account the expected maturity of investments and expected benefit payments as well as the specific nature and risk profile of the liabilities. As part of our liquidity management process, we model different scenarios to determine whether existing assets are adequate to meet projected cash flows.

Capitalization

The primary components of our capital structure consist of debt and equity securities. Our capital position is supported by cash flows within our operating subsidiaries, the availability of borrowed funds under liquidity facilities, and any additional capital we raise to invest in the growth of the business and for general corporate purposes. We manage our capital position based on a variety of factors including, but not limited to, our financial strength, the credit rating of Voya Financial, Inc. and of its insurance company subsidiaries and general macroeconomic conditions.

See the *Consolidated and Nonconsolidated Investment Entities* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for details over changes in noncontrolling interest during the year and impacting capitalization.

Share Repurchase Program and Dividends to Shareholders

See the *Shareholders' Equity* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information relating to authorizations by the Board of Directors to repurchase our shares and amounts of common stock repurchased pursuant to such authorizations for the years ended December 31, 2022 and 2021. As of December 31, 2022, we were authorized to repurchase shares up to an aggregate purchase price of $271 million.

The following table provides a summary of common dividends and repurchases of common shares for the periods indicated:

($ in millions)	Year Ended December 31,	
	2022	**2021**
Dividends paid on common shares	$ 80	$ 80
Repurchases of common shares (at cost)	750	1,143
Total	$ 830	$ 1,223

Preferred Stock

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock will be substantially restricted in the event that we do not declare and pay (or set aside) dividends on the Series A and Series B preferred stock for the last preceding dividend period.

During the year ended December 31, 2022, we declared and paid dividends of $20 million and $16 million on the Series A and Series B preferred stock, respectively. During the year ended December 31, 2021, we declared and paid dividends of $20 million and $16 million on the Series A and Series B preferred stock, respectively. As of December 31, 2022, there were no preferred stock dividends in arrears. See the *Shareholders' Equity* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on preferred stock issuances.

Debt

As of December 31, 2022, we had $141 million of short-term debt borrowings outstanding consisting entirely of the current portion of long-term debt. The following table summarizes our borrowing activities for the year ended December 31, 2022:

($ in millions)	Beginning Balance	Issuance	Maturities and Repayment	Other Changes[1]	Ending Balance
Total long-term debt	$ 2,595	$ —	$ (366)	$ (135)	$ 2,094

[1] Other changes is primarily the reclassification of $140 million of debt maturing in 2023 from long-term debt to short-term debt.

As of December 31, 2021, we had $1 million of short-term debt borrowings outstanding consisting entirely of the current portion of long-term debt. The following table summarizes our borrowing activities for the year ended December 31, 2021:

($ in millions)	Beginning Balance	Issuance	Maturities and Repayment	Other Changes	Ending Balance
Total long-term debt	$ 3,044	$ —	$ (453)	$ 4	$ 2,595

As of December 31, 2022, we were in compliance with our debt covenants.

See the *Financing Agreements* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for additional details over changes in debt during the year and impacting capitalization.

Put Option Agreement for Senior Debt Issuance

See the *Financing Agreements* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information on the senior unsecured credit facility.

Senior Unsecured Credit Facility

See the *Financing Agreements* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information on the senior unsecured credit facility.

Other Credit Facilities

We have historically used credit facilities to provide collateral for affiliated reinsurance transactions with captive insurance subsidiaries. These arrangements, which facilitated the financing of statutory reserve requirements, primarily related to our divested businesses.

See the *Financing Agreements* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information on other credit facilities.

Voya Financial, Inc. Credit Support of Subsidiaries

Voya Financial, Inc. provides guarantees to certain of our subsidiaries to support various business requirements:
- Voya Financial, Inc. guarantees the obligations of Voya Holdings under the $13 million principal amount 8.42% Series B Capital Securities due April 1, 2027, and provides a back-to-back guarantee to ING Group in respect of its guarantee of $358 million combined principal amount of Aetna Notes.
- Voya Financial, Inc. and Voya Holdings provide a guarantee of payment of obligations to certain subsidiaries under certain surplus notes held by those subsidiaries.

We did not recognize any asset or liability as of December 31, 2022 in relation to intercompany indemnifications, guarantees or support agreements. As of December 31, 2022, no guarantees existed in which we were required to currently perform under these arrangements.

Securities Pledged

We engage in securities lending whereby certain securities from our portfolio are loaned to other institutions for short periods of time.

See *Business, Basis of Presentation and Significant Accounting Policies* and *Investments (excluding Consolidated Investment Entities)* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on our securities lending program.

Repurchase Agreements

We enter into reverse repurchase agreements and engage in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase our return on investments and improve liquidity.

See *Business, Basis of Presentation and Significant Accounting Policies* and *Investments (excluding Consolidated Investment Entities)* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on repurchase agreements.

FHLB

We are currently a member of the FHLB of Boston and the FHLB of Des Moines and may engage in transactions with FHLB for investment income enhancement and/or liquidity purposes. We are required to maintain a collateral deposit to back any funding agreements issued by the FHLB. We have the ability to obtain funding from the FHLBs, in the form of non-putable funding agreements, based on a percentage of the value of our assets and subject to the availability of eligible collateral. The types of securities generally pledged include mortgage securities, commercial real estate and U.S. treasury securities. Our borrowing capacity is also limited by the lending value of our assets eligible to be pledged to the FHLB. As of December 31, 2022 and 2021, our available collateral lending value was approximately $2.4 billion for VRIAC and RLI.

We had $1,279 million and $1,461 million in FHLB funding agreements as of December 31, 2022 and 2021, respectively, which are included in Contract owner account balances on the Consolidated Balance Sheets. As of December 31, 2022 and 2021, we had assets with a market value of approximately $1,791 million and $1,881 million, respectively, which collateralized the FHLB funding agreements.

Borrowings from Subsidiaries

We maintain revolving reciprocal loan agreements with a number of our life and non-life insurance subsidiaries that are used to fund short-term cash requirements that arise in the ordinary course of business. Under these agreements, either party may borrow up to the maximum allowable under the agreement for a term not more than 270 days. For life insurance subsidiaries, the amounts that either party may borrow under the agreement vary and are between 2% and 5% of the insurance subsidiary's statutory net admitted assets (excluding separate accounts) as of the previous year end depending on the state of domicile. As of December 31, 2022, the aggregate amount that may be borrowed or lent under agreements with life insurance subsidiaries was $1.3 billion. For non-life insurance subsidiaries, the maximum allowable under the agreement is based on the assets of the subsidiaries and their particular cash requirements. As of December 31, 2022, Voya Financial, Inc. had $195 million in outstanding borrowings from subsidiaries and had loaned $89 million to its subsidiaries.

Collateral - Derivative Contracts

See the *Derivatives* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information on collateral for derivatives.

Ratings

Our access to funding and our related cost of borrowing, collateral requirements for derivative instruments and the attractiveness of certain of our products to customers are affected by our credit ratings and insurance financial strength ratings, which are periodically reviewed by the rating agencies. Financial strength ratings and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products. Credit ratings are also important to our ability to raise capital through the issuance of debt and for the cost of such financing.

A downgrade in our credit ratings or the credit or financial strength ratings of our rated subsidiaries could have a material adverse effect on our results of operations and financial condition. See *A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our results of operations and financial condition* in Risk Factors in Part I, Item 1A. of this Annual Report on Form 10-K.

Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Credit ratings represent the opinions of rating agencies regarding an entity's ability to repay its indebtedness. These ratings are not a recommendation to buy or hold any of our securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

The financial strength and credit ratings of Voya Financial, Inc. and its principal subsidiaries as of the date of this Annual Report on Form 10-K are summarized in the following table.

	Rating Agency			
	A.M. Best ("A.M. Best") [1]	Fitch, Inc. ("Fitch") [2]	Moody's Investors Service, Inc. ("Moody's") [3]	Standard & Poor's ("S&P") [4]
Long-term Issuer Credit Rating/Outlook:				
Voya Financial, Inc.	[5]	BBB+/stable	Baa2/stable	BBB+/stable
Financial Strength Rating/Outlook:				
Voya Retirement Insurance and Annuity Company	[5]	A/stable	A2/stable	A+/stable
ReliaStar Life Insurance Company	A/stable	A/stable	A2/stable	A+/stable
ReliaStar Life Insurance Company of New York	A/stable	A/stable	A2/stable	A+/stable

[1] A.M. Best's financial strength ratings for insurance companies range from "A++ (superior)" to "s (suspended)." Long-term credit ratings range from "aaa (exceptional)" to "s (suspended)."

[2] Fitch's financial strength ratings for insurance companies range from "AAA (exceptionally strong)" to "C (distressed)." Long-term credit ratings range from "AAA (highest credit quality)," which denotes exceptionally strong capacity for timely payment of financial commitments, to "D (default)."

[3] Moody's financial strength ratings for insurance companies range from "Aaa (exceptional)" to "C (lowest)." Numeric modifiers are used to refer to the ranking within the group with 1 being the highest and 3 being the lowest. These modifiers are used to indicate relative strength within a category. Long-term credit ratings range from "Aaa (highest)" to "C (default)."

[4] S&P's financial strength ratings for insurance companies range from "AAA (extremely strong)" to "D (default)." Long-term credit ratings range from "AAA (extremely strong)" to "D (default)."

[5] Effective April 11, 2019, A.M. Best withdrew, at the Company's request, its financial strength ratings with respect to Voya Financial, Inc. and Voya Retirement Insurance and Annuity Company.

Rating agencies use an "outlook" statement for both industry sectors and individual companies. For an industry sector, a stable outlook generally implies that over the next 12 to 18 months the rating agency expects ratings to remain unchanged among companies in the sector. For a particular company, an outlook generally indicates a medium- or long-term trend in credit fundamentals, which if continued, may lead to a rating change. In December of 2022, Moody's confirmed its outlook for the U.S. life insurance sector as stable. Also, in December of 2022, A.M. Best maintained a stable outlook on the U.S. life insurance sector. Additionally, Fitch continues to have a neutral outlook for the North American life insurance sector.

Reinsurance

We reinsure our business through a diversified group of well capitalized, highly rated reinsurers. However, we remain liable to the extent our reinsurers do not meet their obligations under the reinsurance agreements. We monitor trends in arbitration and any litigation outcomes with our reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of our reinsurers. Large reinsurance recoverable balances with offshore or other non-accredited reinsurers are secured through various forms of collateral, including secured trusts, funds withheld accounts and irrevocable LOCs.

The S&P financial strength rating of our reinsurers with our largest reinsurance recoverable balances are AA- rated or better. These reinsurers are (i) Security Life of Denver Insurance Company, a subsidiary of Resolution Life Group Holdings LP, (ii) Lincoln Life & Annuity Company of New York, a subsidiary of Lincoln National Corporation ("Lincoln"), and (iii) RGA Reinsurance Company, a subsidiary of Reinsurance Group of America Inc. Only those reinsurance recoverable balances where recovery is deemed probable are recognized as assets on our Consolidated Balance Sheets.

In connection with the Individual Life Transaction on January 4, 2021, RLI, RLNY, and VRIAC entered into reinsurance agreements with SLD. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY reinsured to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of our Company.

For additional information regarding our reinsurance recoverable balances, see *Quantitative and Qualitative Disclosures About Market Risk* in Part II, Item 7A. and the *Reinsurance* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Pension and Postretirement Plans

When contributing to our qualified retirement plans we will take into consideration the minimum and maximum amounts required by ERISA, the attained funding target percentage of the plan, the variable-rate premiums that may be required by the Pension Benefit Guaranty Corporation ("PBGC") and any funding relief that might be enacted by Congress. Contributions to our non-qualified plans and other postretirement and post-employment plans are funded from general assets of the respective sponsoring subsidiary company as benefits are paid.

For additional information on our pension and postretirement plan arrangements, see the *Employee Benefit Arrangements* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Restrictions on Dividends and Returns of Capital from Subsidiaries

We depend on dividends and other distributions from our subsidiaries as the principal source of cash to meet our obligations. These subsidiaries include our principal subsidiaries listed in *Our Organizational Structure* in Part I, Item 1. of this Annual Report on Form 10-K as well as other direct and indirect subsidiaries. Our insurance companies are subject to limitations on the payment of dividends and other transfers of funds to Voya Financial and other affiliates under applicable insurance laws and regulations. These restrictions are based in part on the prior year’s statutory income and surplus. Generally, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Otherwise, dividends are considered extraordinary, and are subject to approval by the insurance department of the respective state of domicile of the insurance subsidiary requesting the dividend.

For a summary of dividends permitted without approval, dividends paid, and extraordinary distributions paid and applicable laws and regulations governing dividends, see the Insurance Subsidiaries Dividend Restrictions section of the *Insurance Subsidiaries* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Other Subsidiaries - Dividends, Returns of Capital, and Capital Contributions

We may receive dividends from or contribute capital to our wholly owned non-life insurance subsidiaries such as broker-dealers, investment management entities and intermediate holding companies. For the year ended December 31, 2022, dividends, net of capital contributions, received by Voya Financial, Inc. and Voya Holdings from non-life subsidiaries was $75 million. For the year ended December 31, 2021, dividends net of capital contributions received by Voya Financial, Inc. and Voya Holdings from non-life subsidiaries was $606 million, of which $112 million was a net non-cash contribution to the non-life subsidiaries.

Statutory Capital and Risk-Based Capital of Principal Insurance Subsidiaries

Each of our Principal Insurance subsidiaries is subject to minimum risk-based capital (“RBC”) requirements based upon the laws of its state of domicile. The RBC formula for life insurance companies establishes capital requirements relating to asset, insurance, interest rate and business risks. RBC ratios, expressed as Total Adjusted Capital (“TAC”) to Company Action Level (“CAL”), may increase or decrease depending on a variety of factors including income or losses generated by the insurance subsidiary, additional capital held to support business objectives, market conditions, as well as changes to the NAIC RBC framework. State insurance regulators use the RBC requirements to identify inadequately capitalized insurers. Not meeting the minimum amount of capital based upon RBC requirements may subject the insurer to varying levels of regulatory oversight. As of December 31, 2022, the Total Adjusted Capital of each of our insurance subsidiaries exceeded statutory minimum RBC levels.

The following table summarizes the estimated ratio of TAC to CAL on a combined basis primarily for our Principal Insurance Subsidiaries adjusted for an intercompany loan of $121 million as of December 31, 2022, and adjusted for an intercompany loan of $130 million as of December 31, 2021.

($ in millions)

As of December 31, 2022		
CAL	TAC	Ratio
$ 817	$ 4,002	490 %

($ in millions)

As of December 31, 2021		
CAL	TAC	Ratio
$ 834	$ 4,584	550 %

For additional information regarding RBC, see *Business-Regulation-Financial Regulation* in Part I, Item 1. of this Annual Report on Form 10-K. For a summary of statutory capital and surplus of our Principal Insurance Subsidiaries, see the *Insurance Subsidiaries* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Financial Leverage Ratio

The Financial Leverage Ratio is a measure that we use to monitor the level of our debt relative to our total capitalization. It is influenced by changes in the amount of our Financial obligations (numerator) and changes in our Adjusted capitalization excluding AOCI (denominator) which includes Total shareholders' equity excluding AOCI. The following table presents the financial leverage ratio excluding AOCI for the periods indicated:

		As of December 31,		
($ in millions)		2022		2021
Financial Debt				
Total financial debt	$	2,235	$	2,596
Other financial obligations[1]		265		300
Total financial obligations		2,500		2,896
Mezzanine equity				
Allianz noncontrolling interest		166		—
Equity				
Preferred equity[2]		612		612
Common equity, excluding AOCI		5,651		5,541
Total equity, excluding AOCI		6,263		6,153
AOCI		(1,794)		2,100
Total Voya Financial, Inc. shareholders' equity		4,469		8,253
Noncontrolling interest		1,482		1,568
Total shareholders' equity	$	5,951	$	9,821
Capital				
Capitalization[3]	$	6,704	$	10,849
Adjusted capitalization[4]	$	8,617	$	12,717
Adjusted capitalization excluding AOCI[5]	$	10,411	$	10,617
Leverage Ratios				
Debt-to-Capital[6]		33.3 %		23.9 %
Financial Leverage[7]		36.1 %		27.6 %
Financial Leverage excluding AOCI[8]		29.9 %		33.0 %

[1] Includes operating leases, capital leases, and unfunded pension plan after-tax.
[2] Includes preferred stock par value and additional paid-in-capital.
[3] Includes Total financial debt and Total Voya Financial, Inc. shareholders' equity.
[4] This measure is a Non-GAAP financial measure. Includes Total financial obligations, Mezzanine Equity, and Total shareholders' equity.
[5] This measure is a Non-GAAP financial measure. Includes Total financial obligations, Mezzanine equity, and Total shareholders' equity excluding AOCI.
[6] Total financial debt divided by Capitalization.
[7] This measure is a Non-GAAP financial measure. Total financial obligations and Preferred equity divided by Adjusted capitalization.
[8] This measure is a Non-GAAP financial measure. Total financial obligations and Preferred equity divided by Adjusted capitalization excluding AOCI.

Our Financial Leverage Ratio excluding AOCI decreased 310 basis points from 33.0% at December 31, 2021 to 29.9% at December 31, 2022. This decrease was primarily driven by debt extinguishment, partially offset by a decrease in Adjusted capitalization excluding AOCI. The decrease in Adjusted capitalization excluding AOCI was primarily due to repurchases of common stock, debt extinguishment and a decrease in Noncontrolling interest, partially offset by Net income available to common shareholders, the interest in VIM Holdings LLC, and Mezzanine equity. For further details about the change in

Noncontrolling interest, refer to the *Consolidated and Nonconsolidated Investment Entities* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

The following table presents our on- and off- balance sheet contractual obligations due in various periods as of December 31, 2022. The payments reflected in this table are based on our estimates and assumptions about these obligations and consequently the actual cash outflows in future periods will vary, possibly materially, from those presented in the table.

($ in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations:					
Purchase obligations[1]	$ 1,006	$ 984	$ 22	$ —	$ —
Reserves for insurance obligations[2][3]	58,509	4,414	7,275	7,220	39,600
Retirement and other plans[4]	1,754	157	325	340	932
Short-term and long-term debt obligations[5]	5,337	292	304	867	3,874
Operating leases[6]	121	30	47	24	20
Finance leases[7]	19	19	—	—	—
Securities lending, repurchase agreements and collateral held[8]	1,437	1,309	—	—	128
Total[9]	$ 68,183	$ 7,205	$ 7,973	$ 8,451	$ 44,554

[1] Purchase obligations consist primarily of outstanding commitments under alternative investments that may occur any time within the terms of the partnership and private loans. The exact timing, however, of funding these commitments related to partnerships and private loans cannot be estimated. Therefore, the amount of the commitments related to partnerships and private loans is included in the category "Less than 1 Year."

[2] Reserves for insurance obligations consist of amounts required to meet our future obligations for future policy benefits and contract owner account balances. Amounts presented in the table represent estimated cash payments under such contracts, including significant assumptions related to the receipt of future premiums, mortality, morbidity, lapse, renewal, retirement, disability and annuitization comparable with actual experience. These assumptions also include market growth and interest crediting consistent with assumptions used in amortizing DAC. Estimated cash payments are undiscounted for the time value of money. Accordingly, the sum of cash flows presented of $58.5 billion significantly exceeds the sum of Future policy benefits and Contract owner account balances of $52.6 billion recorded on our Consolidated Balance Sheets as of December 31, 2022. Estimated cash payments are also presented gross of reinsurance. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results.

[3] Contractual obligations related to certain closed blocks that were divested through reinsurance to third parties with reserves in the amount of $1.2 billion, have been excluded from the table. Although we are not relieved of legal liability to the contract holder for these closed blocks, third-party collateral of $1.3 billion has been provided for the payment of the related insurance obligations. The sufficiency of collateral held for any individual block may vary.

[4] Includes estimated benefit payments under our qualified and non-qualified pension plans, estimated benefit payments under our other postretirement benefit plans, and estimated payments of deferred compensation based on participant elections and an average retirement age.

[5] The estimated payments due by period for long-term debt reflects the contractual maturities of principal, as well as estimated future interest payments. The payment of principal and estimated future interest for short-term debt are reflected in estimated payments due in less than one year. See the *Financing Agreements* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for additional information concerning the short-term and long-term debt obligations.

[6] Operating leases consist primarily of outstanding commitments for office space, equipment and automobiles.

[7] Finance lease obligation is associated with a service contract.

[8] Securities loan, repurchase agreements, and collateral held represent the liability to return collateral received from counterparties under securities lending agreements, OTC derivative and cleared derivative contracts as well as the obligations related to borrowings under repurchase agreements. Securities lending agreements include provisions which permit us to call back securities with minimal notice and accordingly, the payable is classified as having a term of less than 1 year. Additionally, Securities lending agreements and collateral held include off-balance sheet non-cash collateral of $135 million and $117 million, respectively.

[9] Unrecognized tax benefits are excluded from the table due to immateriality. In addition, in 2015 we entered into a put option agreement with a Delaware trust that gives Voya Financial, Inc. the right, at any time over a 10-year period, to issue up to $500 million of senior notes to the trust in return for principal and interest strips of U.S. Treasury securities that are held by the trust. See the *Financing Agreements* and *Income Taxes* Notes to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for more information on this agreement.

Critical Accounting Judgments and Estimates

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates and assumptions are evaluated on an on-going basis based on historical developments, market conditions, industry trends and other information that is reasonable under the circumstances. There can be no assurance that actual results will conform to estimates and assumptions and that reported results of operations will not be materially affected by the need to make future accounting adjustments to reflect changes in these estimates and assumptions from time to time. The inputs into our estimates and assumptions consider the economic implications of COVID-19 on our critical and significant accounting estimates. Those estimates are inherently subject to change and actual results could differ from those estimates, and the differences may be material to the accompanying Consolidated Financial Statements.

We have identified the following accounting judgments and estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Investment impairments;
- Goodwill and other intangible assets;
- Income taxes;
- Contingencies; and
- Employee benefit plans.

In developing these accounting estimates, we make subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, we believe the amounts provided are appropriate based on the facts available upon preparation of the Consolidated Financial Statements.

The above critical accounting estimates are described in the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Reserves for Future Policy Benefits

The determination of future policy benefit reserves is dependent on actuarial assumptions. The principal assumptions used to establish liabilities for future policy benefits are based on our experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. The assumptions used require considerable judgments. Changes in, or deviations from, the assumptions used can significantly affect our reserve levels and related results of operations.

- Mortality is the incidence of death among policyholders triggering the payment of underlying insurance coverage by the insurer. In addition, mortality also refers to the ceasing of payments on life-contingent annuities due to the death of the annuitant. We utilize a combination of actual and industry experience when setting our mortality assumptions.
- A lapse rate is the percentage of in-force policies surrendered by the policyholder or canceled by us due to non-payment of premiums.

See the *Reserves for Future Policy Benefits and Contract Owner Account Balances* Note and the *Guaranteed Benefit Features* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on our reserves for future policy benefits, contract owner account balances and product guarantees.

Insurance and Other Reserves

Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions, which are "locked-in" at inception of the contracts, include interest rates, mortality, expenses and persistency and are based on our estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 1.0% to 7.7%. Due to the locked-in assumptions, sensitivity associated with these contracts do not result in significant impacts to our results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions, which are locked-in at inception of the contracts, include interest rates, mortality and expenses, and are based on our estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.3% to 5.5%. Due to the locked-in assumptions, sensitivity associated with these contracts do not result in significant impacts to our results of operations.

Although assumptions are locked-in upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation. See *Deferred Policy Acquisition Costs and Value of Business Acquired* below for premium deficiency reserves established during 2022 and 2021.

Product Guarantees and Index-crediting Features

The assumptions used to establish the liabilities for our product guarantees require considerable judgment and are established as management's best estimate of future outcomes. We periodically review these assumptions and, if necessary, update them based on additional information that becomes available. Changes in, or deviations from, the assumptions used can significantly affect our reserve levels and related results of operations.

Stabilizer and MCG: We issue stabilizer ("Stabilizer") contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. The managed custody guarantee product ("MCG") is a stand-alone derivative and is measured in its entirety at estimated fair value.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, we project a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for our Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Our nonperformance risk adjustment is based on a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of our individual insurance subsidiary that issued the guarantee, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

Universal and Variable Universal Life: We establish additional reserves on UL and variable universal life ("VUL") contracts, primarily related to secondary guarantees and paid-up guarantees, for the portion of contract assessments received in early years that will be used to compensate us for benefits provided in later years. These reserves are calculated by estimating the expected value of benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. Additional reserves for UL and VUL contracts are recorded in Future policy benefits on the Consolidated Balance Sheets.

See *Quantitative and Qualitative Disclosures About Market Risk* in Part II, Item 7A. of this Annual Report on Form 10-K for additional information regarding specific hedging strategies we utilize to mitigate risk for the product guarantees, as well as sensitivities of the embedded derivative and stand-alone derivative liabilities to changes in certain capital markets assumptions.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest.

Assumptions and Periodic Review

Changes in assumptions can have a significant impact on DAC/VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimates of future outcome. We periodically review these assumptions against actual experience and, based on additional information that becomes available, update our assumptions. Deviation of emerging experience from our assumptions could have a significant effect on our DAC/VOBA, reserves, and the related results of operations.

- One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. We use a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. We monitor market events and only change the assumption when sustained deviations are expected. This methodology incorporates an 8% long-term equity return assumption, a 14% cap and a five-year look-forward period.

- Assumptions related to interest rate spreads and credit losses also impact estimated gross profits for applicable products with credited rates. These assumptions are based on the current investment portfolio yields and credit quality, estimated future crediting rates, capital markets, and estimates of future interest rates and defaults.

- Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. We use a combination of actual and industry experience when setting and updating our policyholder behavior assumptions, and such assumptions require considerable judgment. Estimated gross revenues and gross profits for our variable annuity contracts are particularly sensitive to these assumptions.

During the third quarter of 2022 and 2021, we conducted our annual review of assumptions, including projection model inputs and made a number of changes to our assumptions which impacted the results of our segments included in our Net income (loss). Changes in assumptions related to DAC/VOBA are reflected in Net amortization of Deferred policy acquisition costs and Value of business acquired, and the reserve impact is reflected in Policyholder benefits in the Consolidated Statements of Operations. The following are the impacts of assumption changes during 2022 and 2021.

- For the third quarter of 2022, the impact of annual assumption updates on Adjusted Operating earnings before income taxes was $114 million favorable. This is comprised of favorable DAC/VOBA unlocking in our Wealth Solutions business of $48 million driven by higher interest rates and favorable reserve impact in our Health Solutions business of $66 million driven by mortality and morbidity assumption unlocking. The total favorable unlocking of $114 million is partially offset by $17 million unfavorable unlocking associated with our divested businesses and excluded from Adjusted operating earnings before income taxes.

- For the third quarter of 2021, the impact of annual assumption changes on Adjusted operating earnings before income taxes was $10 million favorable DAC/VOBA unlocking associated with our continuing operations. This was fully offset by $15 million unfavorable DAC/VOBA unlocking associated with our divested businesses and excluded from Adjusted operating earnings before income taxes. The favorable DAC/VOBA unlocking in our continuing operations was primarily driven by changes in asset return assumptions.

  During the third quarter of 2021, and as a result of the annual review of assumptions, we recorded loss recognition of $136 million for DAC/VOBA and established premium deficiency reserves of $225 million, of which $217 million was ceded, These impacts are related to our divested businesses and excluded from Adjusted operating earnings before income taxes. Loss recognition related to DAC/VOBA and premium deficiency reserves were recorded in Net amortization of Deferred policy acquisition costs and Value of business acquired and Policyholder benefits, respectively.

During the first quarter of 2021, and as a result of the close of the Individual Life transaction, we reviewed our blocks of business to determine recoverability of DAC/VOBA. This review resulted in the write down of DAC/VOBA and recording loss recognition of $302 million associated with DAC/VOBA and the establishment of premium deficiency reserves of $221 million in our divested businesses. The loss recognition and establishment of premium deficiency reserves were recorded in the Consolidated Statements of Operations and excluded from Adjusted operating earnings before income taxes.

For further information, see the *DAC/VOBA Unlocking* section of the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7. of this Annual Report on Form 10-K for further information.

Sensitivity

We perform sensitivity analyses to assess the impact that certain assumptions have on DAC/VOBA and certain reserves. The following table presents the estimated instantaneous net impact to income (loss) from continuing operations before income taxes of various assumption changes on our DAC/VOBA balances and the impact on related reserves for future policy benefits and reinsurance. The effects are not representative of the aggregate impacts that could result if a combination of such changes to equity markets, interest rates and other assumptions occurred.

($ in millions)	As of December 31, 2022
Decrease in long-term equity rate of return assumption by 100 basis points	$ (39)
A change to the long-term interest rate assumption of -50 basis points	(19)
A change to the long-term interest rate assumption of +50 basis points	16

Lower assumed equity rates of return and lower assumed interest rates, generally decrease DAC/VOBA and increase future policy benefits, thus decreasing income before income taxes. Higher assumed interest rates generally increase DAC/VOBA and decrease future policy benefits, thus increasing income before income taxes.

Valuation of Investments and Derivatives

Our investment portfolio includes certain investments recorded at fair value and consists of public and private fixed maturity securities, commercial mortgage and other loans, equity securities, short-term investments, other invested assets and derivative financial instruments. We enter into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. We also utilize options and futures on equity indices to reduce and manage risks associated with our universal-life type and annuity products.

See the *Investments (excluding Consolidated Investment Entities)* Note and the *Derivative Financial Instruments* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information.

Investments

We measure the fair value of our financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including our own credit risk. The estimate of fair value is the price that would be received to sell an asset or paid to transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. We use a number of valuation sources to determine the fair values of our financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

We categorize our financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flows, matrix pricing or other similar techniques. Inputs to these methodologies include, but are not limited to, market observable inputs such as benchmark yields, credit quality, issuer spreads, bids, offers and cash flow characteristics of the security. For privately placed bonds, we also consider such factors as the net worth of the borrower, value of the collateral, the capital structure of the borrower, the presence of guarantees, and the borrower's ability to compete in its relevant market. Valuations are reviewed and validated monthly by an internal valuation committee using price variance reports, comparisons to internal pricing models, back testing of recent trades, and monitoring of trading volumes, as appropriate.

The valuation of financial assets and liabilities involves considerable judgment, is subject to considerable variability, is established using management's best estimate, and is revised as additional information becomes available. As such, changes in, or deviations from, the assumptions used in such valuations can significantly affect our results of operations. Financial markets are subject to significant movements in valuation and liquidity, which can impact our ability to liquidate and the selling price that can be realized for our securities.

Derivatives

Derivatives are carried at fair value, which is determined by using observable key financial data, such as yield curves, exchange rates, S&P 500 prices, London Interbank Offered Rates ("LIBOR"), Overnight Index Swap Rates ("OIS") and Secured Overnight Financing Rates ("SOFR"), or through values established by third-party sources, such as brokers. Valuations for our futures contracts are based on unadjusted quoted prices from an active exchange. Counterparty credit risk is considered and incorporated in our valuation process through counterparty credit rating requirements and monitoring of overall exposure. Our own credit risk is also considered and incorporated in our valuation process.

We have certain CDS and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants.

We also have investments in certain fixed maturities and have issued certain universal life-type and annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. The fair values of these embedded derivatives are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. For additional information regarding the valuation of and significant assumptions associated with embedded derivatives and stand-alone derivatives associated with certain universal life-type and annuity contracts, see "Reserves for Future Policy Benefits" above.

In addition, we have entered into coinsurance with funds withheld and modified coinsurance reinsurance arrangements that contain embedded derivatives. The fair value of the embedded derivatives is based on the change in the fair value of the underlying assets held in the trust using the valuation methods and assumptions described for our investments held.

The valuation of derivatives involves considerable judgment, is subject to considerable variability, is established using management's best estimate and is revised as additional information becomes available. As such, changes in, or deviations from, these assumptions used in such valuations can have a significant effect on the results of operations.

For additional information regarding the fair value of our investments and derivatives, see the *Fair Value Measurements (excluding Consolidated Investment Entities)* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K. For additional information regarding the sensitivities of interest rate risk and equity market price risk and impact on investments and derivatives, see *Quantitative and Qualitative Disclosures About Market Risk* in Part II, Item 7A. of this Annual Report on Form 10-K.

Investment Impairments

Fixed maturities, available-for-sale, and mortgage loans on real estate can be subject to credit impairment, which can have a significant effect on the results of operations. Refer to the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for an understanding of our methodology and significant inputs considered within the allowance for credit losses and impairments. For additional information regarding the evaluation process for credit impairments, refer to the *Investments (excluding Consolidated Investment Entities)* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are established based on estimates of fair value as of the date of acquisition in a business combination. Goodwill and other intangible assets with indefinite lives are not amortized. Intangibles with finite lives are amortized over their estimated useful lives. We assess goodwill and other intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Goodwill

Goodwill testing is performed at the reporting unit level and consists of qualitative or quantitative assessments. In the qualitative assessment, we consider relevant events and circumstances that could affect the significant inputs used to determine the fair value of the reporting unit. If, when reviewing the qualitative factors, it is determined it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is performed. The determination of fair value for our reporting units is primarily based on an income approach whereby we use discounted cash flows for each reporting unit. We apply significant judgment to our discounted cash flow models when determining the estimated fair value of our reporting units. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected adjusted earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, projections of new and renewed business, as well as margins on such business, interest rate levels, credit spreads, equity market levels, and the discount rate that we believe is appropriate for the respective reporting unit. As a result of goodwill testing, the Company concluded there was no requirement for goodwill impairment for the years ended December 31, 2022, 2021, and 2020.

Other Intangible Assets

The Company's indefinite-lived intangible assets primarily relate to the right to manage client assets acquired in connection with the AllianzGI Transaction during 2022. The right to manage client assets intangible was not tested for impairment during 2022 due to the recent nature of the transaction and the lack of any significant identified impairment event since transaction closing. The approach to testing this and other indefinite-lived intangibles is similar to the impairment testing approach applied to goodwill, except that the testing is performed with reference to the carrying amount and fair value of the intangible asset.

Finite-lived intangible assets include primarily management contract rights and customer relationship lists and are reviewed periodically for indicators of change in useful lives or impairment. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the carrying value of the asset. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. Significant estimates in the determination of fair value for this purpose include the projected net cash flow attributable to the intangible asset and the rate at which future net cash flows are discounted for purposes of estimating fair value, as applicable. The Company did not record any impairments of other intangible assets for the years ended December 31, 2022, 2021, and 2020.

The fair valuation methodologies utilized in connection with testing goodwill and other intangible assets for impairment are subject to key judgments and assumptions that are sensitive to change. For further information about the Company's goodwill and other intangible assets, see the *Goodwill and Other Intangible Assets* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Income Taxes

Valuation Allowances

We use certain assumptions and estimates in determining the income taxes payable or refundable for the current year, the deferred tax liabilities and assets for items recognized differently in our Consolidated Financial Statements from amounts shown on our income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. We exercise considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments are reevaluated on a periodic basis and as regulatory and business factors change.

During the year, we had losses in Other comprehensive income of $4.9 billion, resulting in unrealized capital losses of $2.4 billion in Accumulated other comprehensive income as of December 31, 2022, which generated a deferred tax asset ("DTA"). This DTA was driven primarily by the impact of increasing interest rates on our available-for-sale portfolio. We expect this DTA to be utilized by our capital loss carryback capacity and hold to maturity tax planning strategy. Significant future increases to interest rates and/or the occurrence of other unexpected circumstances, such as changes in the economic environment, liquidity and investment strategy, could result in recording a related valuation allowance on our deferred tax assets in a future period.

For additional understanding over the Company's valuation allowance, refer to the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

In December 2014, we entered into an Issue Resolution Agreement ("IA") with the IRS relating to the Internal Revenue Code Section 382 calculation of the annual limitation on the use of certain of the Company's federal tax attributes that will apply as a consequence of the Section 382 event experienced by the Company in March 2014. We do not expect the annual limitation to impact our ability to utilize the losses or credits.

For further information on our income taxes, including information on the valuation allowance, see the *Income Taxes* Note to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Tax Contingencies

We recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. We also consider positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, we measure the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information. Tax positions that do not meet the more-likely-than-not standard are not recognized.

Changes in Law

Certain changes or future events, such as changes in tax legislation, geographic mix of earnings, completion of tax audits, planning opportunities and expectations about future outcomes could have an impact on our estimates of deferred taxes, valuation allowances, tax provisions and effective tax rates.

In August 2022, President Biden signed into law the Inflation Reduction Act of 2022 ("IRA of 2022"), which includes a 15% book income alternative minimum tax ("CAMT") on corporations and a 1% excise tax on the fair market value of stock that is repurchased by publicly traded U.S. corporations or their specified affiliates. The CAMT and the excise tax are effective in taxable years beginning after December 31, 2022. The Internal Revenue Service has only issued limited guidance on the CAMT, and uncertainty remains regarding the application of and potential adjustments to the CAMT. If the CAMT applies, we will be required to pay tax at the 15% CAMT rate despite our U.S. Federal net operating loss carryforwards. We do expect to be subject to the 1% excise tax but do not expect that it will have a material impact to our financial statements.

Contingencies

For information regarding our contingencies, see the *Commitments and Contingencies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Employee Benefits Plans

We sponsor both qualified and non-qualified defined benefit pension plans (the "Plans") and other postretirement benefit plans covering eligible employees, sales representatives and other individuals. For accounting policies and more information related to our employee benefit plans, see the *Employee Benefit Arrangements* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

The Voya Retirement Plan (the "Retirement Plan") is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave us.

The table below summarizes the components of the net actuarial (gains) losses related to the Plans' pension obligations recognized within Operating expenses in our Consolidated Statements of Operations for the periods indicated:

(Gain)/Loss Recognized ($ in millions)	2022	2021
Discount Rate	$ (571)	$ (102)
Asset Returns	534	48
Mortality Table Assumptions	—	7
Demographic Data and other	31	15
Total Net Actuarial (Gain)/Loss Recognized	$ (6)	$ (32)

For the year ended December 31, 2022, we increased our Plans' discount rate by 2.47% resulting in a decrease in our benefit obligations and a corresponding actuarial gain of $571 million. This increase in the discount rate was driven by increase in the 30-year Treasury and corporate AA yields. For the year ended December 31, 2021, we increased our Plans' discount rate by 0.33% resulting in an decrease in our benefit obligations and a corresponding actuarial gain of $102 million. This increase in the discount rate was driven by increase in the 30-year Treasury and corporate AA yields.

The asset returns are only applicable to the Retirement Plan as assets are not held by any of the other pension and other postretirement plans. Our expected long-term rate of return on our Retirement Plan assets was 4.85% and 5.60% for 2022 and 2021, respectively. Our expected return on Retirement Plan assets is calculated using 30-year forward looking assumptions based on the long-term target asset allocation. In 2022, the actual return on our Retirement Plan assets was approximately -19.1%, resulting in an actuarial loss of $534 million. In 2021, the actual return on our Retirement Plan assets was approximately 4.14%, resulting in an actuarial loss of $48 million.

In October 2021, the Society of Actuaries ("SOA") released and we adopted new mortality improvement projection scales (MP-2021) that projected a higher rate of mortality improvement than what was issued in 2020. These mortality assumption changes increased our total benefit liability by less than 1% in 2021 and contributed $7 million to the net actuarial gain for the year ended December 31, 2021.

Sensitivity

The discount rate and expected rate of return assumptions relating to our defined benefit pension plans have historically had the most significant effect on our net periodic benefit costs and the projected and accumulated projected benefit obligations associated with these plans.

The discount rate is based on current market information provided by plan actuaries. The discount rate modeling process involves selecting a portfolio of high quality, non-callable bonds that will match the cash flows of the defined benefit pension plans. The weighted average discount rate in 2022 for the net periodic benefit cost was 3.00% for the Plans. The discount rate as of December 31, 2022 for the benefit obligation of the Plans was 5.47%.

As of December 31, 2022, the sensitivities of the effect of a change in the discount rate are as presented below. This represents the estimate of actuarial gains (losses) that would be recognized immediately through Operating expenses in our Consolidated Statements of Operations:

($ in millions)	Increase (Decrease) in Net Periodic Benefit Cost-Pension Plans
Increase in discount rate by 100 basis points	$ (167)
Decrease in discount rate by 100 basis points	200

($ in millions)	Increase (Decrease) in Pension Benefit Obligation
Increase in discount rate by 100 basis points	$ (167)
Decrease in discount rate by 100 basis points	200

The discount rate to be used to determine interest cost for 2023 is 5.47%. The estimated impact of this change as well as actuarial gain on discount rate experienced during 2022 is expected to increase our net periodic pension cost by approximately $30 million.

The expected rate of return considers the asset allocation, historical returns on the types of assets held and current economic environment. Based on these factors, we expect that the assets will earn an average percentage per year over the long term. This estimation is based on an active return on a compound basis, with a reduction for administrative expenses and manager fees paid to non-affiliated companies from the assets. For estimation purposes, we assume the long-term asset mix will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the Retirement Plan and the need for future cash contributions. The expected rate of return for 2022 was 4.85%, net of expenses, for the Retirement Plan.

As of December 31, 2022, the effect of a change in the actual rate of return on the net periodic benefit cost is presented in the table below. This represents the estimate of actuarial gains (losses) that would be recognized immediately through Operating expenses in our Consolidated Statements of Operations:

($ in millions)	Increase (Decrease) in Net Periodic Benefit Cost-Pension Plans
Increase in actual rate of return by 100 basis points	$ (22)
Decrease in actual rate of return by 100 basis points	22

The expected rate of return for 2023 is 5.82%, net of expenses, for the Retirement Plan. The estimated impact of this change as well as the actuarial loss experienced on plan assets in 2022 is expected to increase our net periodic benefit cost by approximately $8 million.

Impact of New Accounting Pronouncements

For information regarding the impact of new accounting pronouncements, see the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

Investments (excluding Consolidated Investment Entities)

Investments for our general account are managed by our wholly owned asset manager, Voya Investment Management LLC, pursuant to investment advisory agreements with affiliates. In addition, our internal treasury group manages our holding company liquidity investments, primarily money market funds.

Investment Strategy

Our investment strategy seeks to achieve sustainable risk-adjusted returns by focusing on principal preservation, disciplined matching of asset characteristics with liability requirements and the diversification of risks. Investment activities are undertaken according to investment policy statements that contain internally established guidelines and risk tolerances and are required to comply with applicable laws and insurance regulations. Risk tolerances are established for credit risk, credit spread risk, market risk, liquidity risk and concentration risk across issuers, sectors and asset types that seek to mitigate the impact of cash flow variability arising from these risks.

Segmented portfolios are established for groups of products with similar liability characteristics. Our investment portfolio consists largely of high quality fixed maturities and short-term investments, investments in commercial mortgage loans, alternative investments and other instruments, including a small amount of equity holdings. Fixed maturities include publicly issued corporate bonds, government bonds, privately placed notes and bonds, bonds issued by states and municipalities, ABS, traditional MBS and various CMO tranches managed in combination with financial derivatives as part of a proprietary strategy known as CMO-B.

We use derivatives for hedging purposes to reduce our exposure to the cash flow variability of assets and liabilities, interest rate risk, credit risk and market risk. In addition, we use credit derivatives to replicate exposure to individual securities or pools of securities as a means of achieving credit exposure similar to bonds of the underlying issuer(s) more efficiently.

See the *Investments (excluding Consolidated Investment Entities)* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for more information on investments.

Portfolio Composition

The following table presents the investment portfolio as of the dates indicated:

($ in millions)	December 31, 2022		December 31, 2021	
	Carrying Value	% of Total	Carrying Value	% of Total
Fixed maturities, available-for-sale, net of allowance	$ 27,044	69.1 %	$ 33,699	73.9 %
Fixed maturities, at fair value option	2,151	5.5 %	2,354	5.2 %
Equity securities, at fair value	336	0.9 %	240	0.5 %
Short-term investments[1]	356	0.9 %	97	0.2 %
Mortgage loans on real estate, net of allowance	5,427	13.9 %	5,612	12.3 %
Policy loans	363	0.9 %	392	0.9 %
Limited partnerships/corporations	1,781	4.6 %	1,739	3.8 %
Derivatives	422	1.1 %	171	0.4 %
Other investments	68	0.1 %	79	0.2 %
Securities pledged	1,162	3.0 %	1,198	2.6 %
Total investments	$ 39,110	100.0 %	$ 45,581	100.0 %

[1] Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.

Fixed Maturities

The following tables present total fixed maturities, including securities pledged, by market sector, as of the dates indicated:

($ in millions)	December 31, 2022 Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities:				
U.S. Treasuries	$ 590	1.8 %	$ 581	1.9 %
U.S. Government agencies and authorities	58	0.2 %	59	0.2 %
State, municipalities and political subdivisions	978	2.9 %	845	2.8 %
U.S. corporate public securities	9,343	27.6 %	8,201	27.0 %
U.S. corporate private securities	5,087	15.1 %	4,692	15.5 %
Foreign corporate public securities and foreign governments[1]	3,343	9.9 %	2,949	9.7 %
Foreign corporate private securities[1]	3,254	9.7 %	3,034	10.0 %
Residential mortgage-backed securities	4,230	12.6 %	3,977	13.1 %
Commercial mortgage-backed securities	4,466	13.3 %	3,883	12.8 %
Other asset-backed securities	2,307	6.9 %	2,136	7.0 %
Total fixed maturities, including securities pledged	$ 33,656	100.0 %	$ 30,357	100.0 %

[1] Primarily U.S. dollar denominated.

($ in millions)	December 31, 2021 Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities:				
U.S. Treasuries	$ 764	2.2 %	$ 1,003	2.7 %
U.S. Government agencies and authorities	69	0.2 %	81	0.2 %
State, municipalities and political subdivisions	1,000	2.9 %	1,111	3.0 %
U.S. corporate public securities	10,402	30.5 %	11,941	32.1 %
U.S. corporate private securities	4,889	14.3 %	5,325	14.3 %
Foreign corporate public securities and foreign governments[1]	3,373	9.9 %	3,723	10.0 %
Foreign corporate private securities[1]	3,320	9.7 %	3,501	9.4 %
Residential mortgage-backed securities	4,183	12.3 %	4,302	11.5 %
Commercial mortgage-backed securities	4,032	11.8 %	4,183	11.2 %
Other asset-backed securities	2,069	6.2 %	2,081	5.6 %
Total fixed maturities, including securities pledged	$ 34,101	100.0 %	$ 37,251	100.0 %

[1] Primarily U.S. dollar denominated.

As of December 31, 2022, the average duration of our fixed maturities portfolio, including securities pledged, is between 6.5 and 7.0 years.

Fixed Maturities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the NAIC evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations ("ARO") for marketable fixed maturity securities, called rating agency designations except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade by such rating organizations.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in each scenario are considered to have the highest designation of NAIC 1. A large percentage of our RMBS securities carry the NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by us that reduced the amortized cost on these securities to a level resulting in no expected loss in any scenario, which corresponds to the NAIC 1 designation. The methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, we present the rating of structured securities based on ratings from the NAIC methodologies described above (which may not correspond to rating agency designations). NAIC designations (e.g., NAIC 1-6) are based on the NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities, that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of our fixed maturity securities holdings by the NAIC designation is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents our best estimate of comparable ratings from rating agencies, including Moody's, S&P and Fitch. If no rating is available from a rating agency, then an internally developed rating is used. As of December 31, 2022 and 2021, the weighted average NAIC quality rating of our fixed maturities portfolio was 1.5.

The following tables present credit quality of fixed maturities, including securities pledged, using NAIC designations as of the dates indicated:

($ in millions)	**December 31, 2022**						
NAIC Quality Designation	**1**	**2**	**3**	**4**	**5**	**6**	**Total Fair Value**
U.S. Treasuries	$ 581	$ —	$ —	$ —	$ —	$ —	$ 581
U.S. Government agencies and authorities	59	—	—	—	—	—	59
State, municipalities and political subdivisions	787	58	—	—	—	—	845
U.S. corporate public securities	2,485	5,357	307	36	—	16	8,201
U.S. corporate private securities	1,684	2,677	234	89	8	—	4,692
Foreign corporate public securities and foreign governments[1]	945	1,829	104	64	—	7	2,949
Foreign corporate private securities[1]	367	2,531	99	26	11	—	3,034
Residential mortgage-backed securities	3,919	34	4	1	10	9	3,977
Commercial mortgage-backed securities	3,258	521	85	12	5	2	3,883
Other asset-backed securities	1,767	325	7	10	6	21	2,136
Total fixed maturities	$ 15,852	$ 13,332	$ 840	$ 238	$ 40	$ 55	$ 30,357
% of Fair Value	52.2%	43.9%	2.8%	0.8%	0.1%	0.2%	100.0%

[1] Primarily U.S. dollar denominated.

($ in millions)	December 31, 2021						
NAIC Quality Designation	**1**	**2**	**3**	**4**	**5**	**6**	**Total Fair Value**
U.S. Treasuries	$ 1,003	$ —	$ —	$ —	$ —	$ —	$ 1,003
U.S. Government agencies and authorities	81	—	—	—	—	—	81
State, municipalities and political subdivisions	1,003	105	3	—	—	—	1,111
U.S. corporate public securities	4,112	7,341	406	63	19	—	11,941
U.S. corporate private securities	1,787	3,111	319	105	3	—	5,325
Foreign corporate public securities and foreign governments[(1)]	1,151	2,389	160	23	—	—	3,723
Foreign corporate private securities[(1)]	310	2,850	185	82	—	74	3,501
Residential mortgage-backed securities	4,227	37	1	2	17	18	4,302
Commercial mortgage-backed securities	3,553	487	114	29	—	—	4,183
Other asset-backed securities	1,685	330	10	13	30	13	2,081
Total fixed maturities	$ 18,912	$ 16,650	$ 1,198	$ 317	$ 69	$ 105	$ 37,251
% of Fair Value	50.8%	44.7%	3.2%	0.9%	0.2%	0.2%	100.0%

[(1)] Primarily U.S. dollar denominated.

The fixed maturities in our portfolio are generally rated by external rating agencies and, if not externally rated, are rated by us on a basis similar to that used by the rating agencies. As of December 31, 2022 and 2021, the weighted average quality rating of our fixed maturities portfolio was A. Ratings are derived from three ARO ratings and are applied as follows, based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

The following tables present credit quality of fixed maturities, including securities pledged, using ARO ratings as of the dates indicated:

($ in millions)	December 31, 2022					
ARO Quality Ratings	**AAA**	**AA**	**A**	**BBB**	**BB and Below**	**Total Fair Value**
U.S. Treasuries	$ 581	$ —	$ —	$ —	$ —	$ 581
U.S. Government agencies and authorities	51	8	—	—	—	59
State, municipalities and political subdivisions	48	503	236	58	—	845
U.S. corporate public securities	29	408	2,320	5,063	381	8,201
U.S. corporate private securities	58	185	1,368	2,728	353	4,692
Foreign corporate public securities and foreign governments[1]	8	168	802	1,774	197	2,949
Foreign corporate private securities[1]	—	42	297	2,541	154	3,034
Residential mortgage-backed securities	3,089	188	113	206	381	3,977
Commercial mortgage-backed securities	1,304	425	927	1,058	169	3,883
Other asset-backed securities	187	447	1,117	330	55	2,136
Total fixed maturities	$ 5,355	$ 2,374	$ 7,180	$ 13,758	$ 1,690	$ 30,357
% of Fair Value	17.6%	7.8%	23.7%	45.3%	5.6%	100.0%

[1] Primarily U.S. dollar denominated.

($ in millions)	December 31, 2021					
ARO Quality Ratings	**AAA**	**AA**	**A**	**BBB**	**BB and Below**	**Total Fair Value**
U.S. Treasuries	$ 1,003	$ —	$ —	$ —	$ —	$ 1,003
U.S. Government agencies and authorities	70	—	11	—	—	81
State, municipalities and political subdivisions	55	623	326	104	3	1,111
U.S. corporate public securities	66	728	3,727	6,954	466	11,941
U.S. corporate private securities	68	91	1,520	3,314	332	5,325
Foreign corporate public securities and foreign governments[1]	8	229	1,045	2,233	208	3,723
Foreign corporate private securities[1]	—	48	259	2,938	256	3,501
Residential mortgage-backed securities	2,927	258	216	298	603	4,302
Commercial mortgage-backed securities	1,600	424	869	1,166	124	4,183
Other asset-backed securities	257	445	968	324	87	2,081
Total fixed maturities	$ 6,054	$ 2,846	$ 8,941	$ 17,331	$ 2,079	$ 37,251
% of Fair Value	16.3 %	7.6 %	24.0 %	46.5 %	5.6 %	100.0 %

[1] Primarily U.S. dollar denominated.

Fixed maturities rated BB and below may have speculative characteristics and changes in economic conditions or other circumstances that are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

Unrealized Capital Losses

Gross unrealized capital losses on fixed maturities, including securities pledged, increased $3.3 billion from $149 million to $3.5 billion for the year ended December 31, 2022. The increase in gross unrealized capital losses was driven primarily by sharply higher interest rates across the yield curve and moderately wider credit spreads. See *Overview-Trends and Uncertainties*.

As of December 31, 2022, we held ten fixed maturity securities with unrealized capital losses in excess of $10 million. The unrealized capital losses on the fixed maturity securities equaled $114 million, or 3.3% of the total unrealized losses. As of December 31, 2021, we held one fixed maturity with unrealized capital losses in excess of $10 million. The unrealized capital losses on this fixed maturity equaled $12 million, or 7.9% of the total unrealized losses.

As of December 31, 2022, we held $1.9 billion of energy sector fixed maturity securities, constituting 6.1% of the total fixed maturities portfolio, with gross unrealized capital losses of $160 million, including one energy sector fixed maturity security with unrealized capital losses in excess of $10 million. The unrealized capital losses on this fixed maturity security equaled $11 million. As of December 31, 2022, our fixed maturity exposure to the energy sector is comprised of 88.0% investment grade securities.

As of December 31, 2021, we held $2.2 billion of energy sector fixed maturity securities, constituting 5.9% of the total fixed maturities portfolio, with gross unrealized capital losses of $18 million including one energy sector fixed maturity security with unrealized capital losses in excess of $10 million. The unrealized capital losses on this fixed maturity security equaled $12 million. As of December 31, 2021, our fixed maturity exposure to the energy sector is comprised of 86.2% investment grade securities.

The following table presents the U.S. and foreign corporate securities within our energy holdings by sector as of the dates indicated:

($ in millions)	December 31, 2022			December 31, 2021		
Sector Type	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
Midstream	$ 1,027	$ 957	51.5 %	$ 818	$ 949	43.1 %
Integrated Energy	290	271	14.6 %	401	463	21.0 %
Independent Energy	317	301	16.2 %	328	379	17.2 %
Oil Field Services	222	211	11.4 %	207	223	10.1 %
Refining	123	118	6.3 %	153	189	8.6 %
Total	$ 1,979	$ 1,858	100.0 %	$ 1,907	$ 2,203	100.0 %

See the *Investments (excluding Consolidated Investment Entities)* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on unrealized capital losses.

CMO-B Portfolio

As part of our broadly diversified investment portfolio, we have a core holding in a proprietary mortgage derivatives strategy known as CMO-B, which invests in a variety of CMO securities in combination with interest rate derivatives in targeting a specific type of exposure to the U.S. residential mortgage market. Because of their relative complexity and generally small natural buyer base, we believe certain types of CMO securities are consistently priced below their intrinsic value, thereby providing a source of potential return for investors in this strategy.

The CMO securities that are part of our CMO-B portfolio are either notional or principal securities, backed by the interest and principal components, respectively, of mortgages secured by single-family residential real estate. There are many variations of these two types of securities including interest only and principal only securities, as well as inverse-floating rate (principal) securities and inverse interest only securities, all of which are part of our CMO-B portfolio. This strategy has been in place for nearly two decades and thus far has been a significant source of investment income while exhibiting relatively low volatility and correlation compared to the other asset types in the investment portfolio, although we cannot predict whether favorable returns will continue in future periods.

To protect against the potential for credit loss associated with financially troubled borrowers, investments in our CMO-B portfolio are primarily in CMO securities backed by one of the government sponsored entities: the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or Government National Mortgage Association ("Ginnie Mae").

Because the timing of the receipt of the underlying cash flow is highly dependent on the level and direction of interest rates, our CMO-B portfolio also has exposure to both interest rate and convexity risk. The exposure to interest rate risk, the potential for changes in value that results from changes in the general level of interest rates, is managed to a defined target duration using interest rate swaps and interest rate futures. The exposure to convexity risk-the potential for changes in value that result from changes in duration caused by changes in interest rates-is dynamically hedged using interest rate swaps and at times, interest rate swaptions.

Prepayment risk represents the potential for adverse changes in portfolio value resulting from changes in residential mortgage prepayment speed (actual and projected), which in turn depends on a number of factors, including conditions in both credit markets and housing markets. Changes in the prepayment behavior of homeowners represent both a risk and potential source of return for our CMO-B portfolio. As a result, we seek to invest in securities that are broadly diversified by collateral type to take advantage of the uncorrelated prepayment experiences of homeowners with unique characteristics that influence their ability or desire to prepay their mortgage. We choose collateral types and individual securities based on an in-depth quantitative analysis of prepayment incentives across available borrower types.

The following table presents fixed maturities balances held in the CMO-B portfolio by NAIC quality rating as of the dates indicated:

($ in millions)	December 31, 2022			December 31, 2021		
NAIC Quality Designation	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
1	$ 2,267	$ 2,270	97.9 %	$ 2,621	$ 2,700	97.4 %
2	33	32	1.4 %	34	35	1.3 %
3	—	—	— %	—	—	— %
4	—	—	— %	—	—	— %
5	5	7	0.3 %	9	16	0.6 %
6	8	9	0.4 %	15	18	0.7 %
Total	$ 2,313	$ 2,318	100.0 %	$ 2,679	$ 2,769	100.0 %

For CMO securities where we elected the FVO, amortized cost represents the market values. For details on the NAIC designation methodology, please see "Fixed Maturities Credit Quality-Ratings" above.

The following table presents the notional amounts and fair values of interest rate derivatives used in our CMO-B portfolio as of the dates indicated:

($ in millions)	December 31, 2022			December 31, 2021		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives non-qualifying for hedge accounting:						
Interest Rate Contracts	$ 12,414	$ 215	$ 350	$ 9,770	$ 80	$ 146

The Company utilize interest rate futures and interest rate swaps as a part of the CMO-B portfolio to hedge interest rate risk. The following table presents our CMO-B fixed maturity securities balances and tranche type as of the dates indicated:

($ in millions)	December 31, 2022			December 31, 2021		
Tranche Type	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
Inverse Floater	$ 70	$ 79	3.4 %	$ 85	$ 127	4.6 %
Interest Only (IO)	914	915	39.5 %	459	460	16.6 %
Inverse IO	527	528	22.8 %	1,072	1,107	40.0 %
Principal Only (PO)	77	79	3.4 %	110	116	4.2 %
Floater	6	6	0.3 %	7	7	0.3 %
Agency Credit Risk Transfer	645	638	27.5 %	910	915	33.0 %
Other	74	73	3.1 %	36	37	1.3 %
Total	$ 2,313	$ 2,318	100.0 %	$ 2,679	$ 2,769	100.0 %

During the year ended December 31, 2022, the market value of our CMO-B securities portfolio declined as a result of lower valuations due to both higher rate and spread levels.

The following table presents returns for our CMO-B portfolio for the periods indicated:

($ in millions)	Year Ended December 31,		
	2022	2021	2020
Net investment income	$ 489	$ 599	$ 667
Net gains (losses)[1]	(437)	(642)	(385)
Income (loss) from continuing operations before income taxes	$ 52	$ (43)	$ 282

[1] Net gains (losses) also include derivatives interest settlements, mark to market adjustments and realized gains (losses) on standalone derivatives contracts that are in the CMO-B portfolio.

In defining the Adjusted operating earnings before income taxes for our CMO-B portfolio (including CMO-B portfolio income (loss) related to businesses to be exited through reinsurance or divestment) certain recharacterizations are recognized. The net coupon settlement on interest rate swaps hedging CMO-B securities that is included in Net gains (losses) is reflected. In addition, the premium amortization and change in fair value for securities designated under the FVO are included in Net gains (losses), whereas the coupon for these securities is included in Net investment income. In order to present the economics of these fair value securities in a similar manner to those of an available for sale security, the premium amortization is reclassified from Net gains (losses).

After adjusting for the two items referenced immediately above, the following table presents a reconciliation of Income (loss) from operations before income taxes from our CMO-B portfolio to Adjusted operating earnings before income taxes from our CMO-B portfolio for the periods indicated:

($ in millions)	Year Ended December 31,		
	2022	2021	2020
Income (loss) from continuing operations before income taxes	$ 52	$ (43)	$ 282
Realized gains/(losses) including impairment	17	(27)	8
Fair value adjustments	146	239	(112)
Total adjustments to income (loss) from continuing operations	163	212	(104)
Adjusted operating earnings before income taxes	$ 215	$ 169	$ 178

Structured Securities

Residential Mortgage-backed Securities

The following tables present our residential mortgage-backed securities as of the dates indicated:

($ in millions)	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives	Fair Value
			December 31, 2022		
Prime Agency	$ 1,957	$ 19	$ 50	$ 1	$ 1,927
Prime Non-Agency	2,194	10	238	—	1,966
Alt-A	66	5	2	2	71
Sub-Prime[1]	30	1	1	—	30
Total RMBS	$ 4,247	$ 35	$ 291	$ 3	$ 3,994

[1] Includes subprime other asset backed securities.

($ in millions)	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives	Fair Value
			December 31, 2021		
Prime Agency	$ 1,937	$ 88	$ 8	$ 5	$ 2,022
Prime Non-Agency	2,146	42	22	1	2,167
Alt-A	84	8	1	6	97
Sub-Prime[1]	38	4	—	—	42
Total RMBS	$ 4,205	$ 142	$ 31	$ 12	$ 4,328

[1] Includes subprime other asset backed securities.

Commercial Mortgage-backed Securities

The following tables present our commercial mortgage-backed securities as of the dates indicated:

December 31, 2022

($ in millions)	AAA Amortized Cost	AAA Fair Value	AA Amortized Cost	AA Fair Value	A Amortized Cost	A Fair Value	BBB Amortized Cost	BBB Fair Value	BB and Below Amortized Cost	BB and Below Fair Value	Total Amortized Cost	Total Fair Value
2016 and prior	$ 755	$ 660	$ 209	$ 197	$ 275	$ 254	$ 246	$ 214	$ 66	$ 59	$ 1,551	$1,384
2017	80	64	19	17	70	60	74	60	43	38	286	239
2018	110	95	20	18	96	86	40	33	19	15	285	247
2019	169	149	38	36	130	115	297	241	8	6	642	547
2020	74	66	31	27	74	59	155	125	—	—	334	277
2021	238	181	86	77	213	187	324	283	8	8	869	736
2022	105	89	58	53	178	166	115	102	43	43	499	453
Total CMBS	$ 1,531	$1,304	$ 461	$ 425	$ 1,036	$ 927	$ 1,251	$1,058	$ 187	$ 169	$ 4,466	$3,883

December 31, 2021

($ in millions)	AAA Amortized Cost	AAA Fair Value	AA Amortized Cost	AA Fair Value	A Amortized Cost	A Fair Value	BBB Amortized Cost	BBB Fair Value	BB and Below Amortized Cost	BB and Below Fair Value	Total Amortized Cost	Total Fair Value
2016 and prior	$ 779	$ 864	$ 214	$ 221	$ 261	$ 271	$ 261	$ 262	$ 80	$ 79	$ 1,595	$1,697
2017	85	91	23	23	66	67	69	71	33	34	276	286
2018	99	108	20	21	94	97	58	59	3	3	274	288
2019	184	203	36	36	139	141	296	297	8	8	663	685
2020	92	93	31	32	73	74	164	166	—	—	360	365
2021	240	241	92	91	220	219	312	311	—	—	864	862
Total CMBS	$ 1,479	$1,600	$ 416	$ 424	$ 853	$ 869	$ 1,160	$1,166	$ 124	$ 124	$ 4,032	$4,183

As of December 31, 2022, 83.7% and 13.6% of CMBS investments were designated as NAIC-1 and NAIC-2, respectively. As of December 31, 2021, 84.9% and 11.6% of CMBS investments were designated as NAIC-1 and NAIC-2, respectively.

Other Asset-backed Securities

The following tables present our other asset-backed securities as of the dates indicated:

	December 31, 2022											
	AAA		AA		A		BBB		BB and Below		Total	
($ in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Collateralized Obligation	$ 135	$ 131	$ 375	$ 359	$ 1,064	$1,001	$ 121	$ 112	$ 60	$ 42	$ 1,755	$1,645
Auto-Loans	1	1	8	7	—	—	—	—	—	—	9	8
Student Loans	12	12	86	77	—	—	1	—	—	—	99	89
Credit Card loans	—	—	—	—	3	2	—	—	—	—	3	2
Other Loans	52	43	3	3	129	114	240	215	—	—	424	375
Total Other ABS[(1)]	$ 200	$ 187	$ 472	$ 446	$ 1,196	$1,117	$ 362	$ 327	$ 60	$ 42	$ 2,290	$2,119

(1) Excludes subprime other asset backed securities.

	December 31, 2021											
	AAA		AA		A		BBB		BB and Below		Total	
($ in millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Collateralized Obligation	$ 185	$ 186	$ 328	$ 328	$ 850	$ 848	$ 121	$ 120	$ 68	$ 64	$ 1,552	$1,546
Auto-Loans	2	2	—	1	8	8	—	—	—	—	10	11
Student Loans	17	17	108	110	9	9	1	1	—	—	135	137
Credit Card loans	—	—	—	—	4	4	—	—	—	—	4	4
Other Loans	48	52	4	3	96	99	198	203	—	—	346	357
Total Other ABS[(1)]	$ 252	$ 257	$ 440	$ 442	$ 967	$ 968	$ 320	$ 324	$ 68	$ 64	$ 2,047	$2,055

(1) Excludes subprime other asset backed securities.

As of December 31, 2022, 82.9% and 15.4% of Other ABS investments were designated as NAIC-1 and NAIC-2, respectively. As of December 31, 2021, 80.7% and 16.1% of Other ABS investments were designated as NAIC-1 and NAIC-2, respectively.

Mortgage Loans on Real Estate

As of December 31, 2022 and 2021, our mortgage loans on real estate portfolio had a weighted average DSC of 1.91 times and 2.13 times, and a weighted average LTV ratio of 45.4% and 45.5%, respectively. See the *Investments (excluding Consolidated Investment Entities)* Note and *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information on mortgage loans on real estate.

Impairments

We evaluate available-for-sale fixed maturities for impairment on a regular basis. The assessment of whether impairments have occurred is based on a case-by-case evaluation of the underlying reasons for the decline in estimated fair value. See the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for the policy used to evaluate whether the investments are impaired. Additionally, see the *Investments (excluding Consolidated Investment Entities)* Note in our Consolidated Financial Statements of Part II, Item 8. of this Annual Report on Form 10-K for further information on impairments.

Equity Securities

During the third quarter of 2022, the Company entered into an agreement with PenCal to fund the VIM Holdings LLC Deferred Compensation Plan of $75 million. The purchase of the underlying assets for the compensation plan related to mutual fund investments and is recorded in Equity securities in the Consolidated Balance Sheets in Part II, Item 8. of this Annual Report on Form 10-K

Derivatives

We use derivatives for a variety of hedging purposes. We also have embedded derivatives within fixed maturities instruments and certain product features. See the *Business, Basis of Presentation and Significant Accounting Policies* Note and *Derivative Financial Instruments* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further information.

European Exposures

We quantify and allocate our exposure to the region by attempting to identify aspects of the region or country risk to which we are exposed. Among the factors we consider are the nationality of the issuer, the nationality of the issuer's ultimate parent, the corporate and economic relationship between the issuer and its parent, as well as the political, legal and economic environment in which each functions. By undertaking this assessment, we believe that we develop a more accurate assessment of the actual geographic risk, with a more integrated understanding of contributing factors to the full risk profile of the issuer.

In the normal course of our ongoing risk and portfolio management process, we closely monitor compliance with a credit limit hierarchy designed to minimize overly concentrated risk exposures by geography, sector and issuer. This framework takes into account various factors such as internal and external ratings, capital efficiency and liquidity and is overseen by a combination of Investment and Corporate Risk Management, as well as insurance portfolio managers focused specifically on managing the investment risk embedded in our portfolio.

While economic conditions in Europe have broadly improved, geopolitical tensions emanating from the Russia-Ukraine conflict remain a notable tail risk. Despite signs of economic improvement in the region, we continue to closely monitor our exposure to the region.

As of December 31, 2022, our total European exposure had an amortized cost and fair value of $3,077 million and $2,769 million, respectively. Some of the major country level exposures were in the United Kingdom of $1,264 million, in The Netherlands of $252 million, in France of $233 million, in Germany of $201 million, in Switzerland of $200 million, in Ireland of $152 million, and in Belgium of $59 million. Our direct exposure in Eastern Europe is comparatively small, with only $6 million of exposure in Russia and none in Ukraine or Belarus.

Consolidated and Nonconsolidated Investment Entities

We use many forms of entities to achieve our business objectives and we have participated in varying degrees in the design and formation of these entities. These entities are considered to be VIEs or VOEs (collectively, "Consolidated Investment Entities"), or nonconsolidated VIEs, and we evaluate our involvement with each entity to determine whether consolidation is required.

We perform a quarterly consolidation analysis to assess if the consolidation of a fund is required. The consolidation process brings on the assets, liabilities, noncontrolling interest and operations of the VIE and/or VOE into our financial statements.

If the fund no longer meets the criteria for consolidation, the assets, liabilities, noncontrolling interest and operations of the fund is removed from our financial statements. This process of consolidation/deconsolidation could have a material impact on total shareholders' equity.

See Consolidation and Noncontrolling Interests and Fair Value Measurement in the *Business, Basis of Presentation and Significant Accounting Policies* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K. Additionally, see the *Consolidated and Nonconsolidated Investment Entities* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for more information.

Securitizations

We invest in various tranches of securitization entities, including RMBS, CMBS and ABS. Refer to the *Consolidated and Nonconsolidated Investment Entities* Note and *Fair Value Measurements (excluding Consolidated Investment Entities)* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for an understanding over the Company's Securitizations. Refer to the *Investments (excluding Consolidated Investment Entities)* Note to our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for details regarding the carrying amounts and classifications of these assets.

Guarantors and Issuers of Guaranteed Securities

Voya Financial, Inc. (the "Parent Issuer") has issued certain notes pursuant to transactions registered under the Securities Act of 1933. Such securities consist of (i) the 5.7% senior notes due 2043, the 3.65% senior notes due 2026, and the 4.8% senior notes due 2046, with an aggregate principal amount of $1.1 billion as of December 31, 2022 (collectively, the "Senior Notes") and (ii) the 5.65% fixed-to-floating rate junior subordinated notes due 2053 and the 4.7% fixed-to-floating junior subordinated notes due 2048, with an aggregate principal amount of $724 million as of December 31, 2022 (collectively, the "Junior Subordinated Notes" and, together with the Senior Notes, the "Registered Notes").

Voya Holdings (the "Subsidiary Guarantor"), a wholly owned subsidiary of the Parent Issuer, has guaranteed each of the Registered Notes on a full and unconditional basis. No other subsidiary of the Parent Issuer has guaranteed any of the Registered Notes. The Parent Issuer and the Subsidiary Guarantor are hereby referred to below as the "Obligor Group."

The full and unconditional guarantees require the Subsidiary Guarantor to satisfy the obligations of the guaranteed security immediately, if and when the Parent Issuer has failed to make a scheduled payment thereunder. If the Subsidiary Guarantor does not make such payment, any holder of the guaranteed security may immediately bring suit directly against the Subsidiary Guarantor for payment of amounts due and payable.

Set forth below is summarized financial information of the Obligor Group, as presented on a combined basis. Inter-combination transactions and balances within the Obligor Group have been eliminated. In addition, financial information of any non-issuer or non-guarantor subsidiaries, which would normally be consolidated by either the Parent Issuer or the Subsidiary Guarantor under U.S. generally accepted accounting principles, has been excluded from such presentation.

Refer to the Summarized Financial Information of the Obligor Group for the periods indicated below:

($ in millions)	As of and for the year ended December 31, 2022	2021
Summarized Statement of Operations Information:		
Total revenues	$ (21)	$ 34
Total benefits and expenses	205	192
Income (loss) from continuing operations, net of tax	346	718
Net income (loss) before equity in earnings (losses) of unconsolidated affiliates	346	718
Net income (loss) available to Obligor Group	346	718
Summarized Balance Sheet Information:		
Total investments	29	44
Cash and cash equivalents	210	205
Deferred income tax assets	909	908
Goodwill	94	—
Loans to non-obligated subsidiaries	89	123
Due from non-obligated subsidiaries	15	61
Total assets	1,350	1,356
Short-term debt with non-obligated subsidiaries	262	130
Long-term debt	2,094	2,594
Total liabilities	$ 2,547	$ 2,836

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that our consolidated financial position and results of operations will be affected by fluctuations in the value of financial instruments. We have significant holdings in financial instruments and are naturally exposed to a variety of market risks. The main market risks we are exposed to include interest rate risk, equity market price risk, and credit risk. We do not have material market risk exposure to "trading" activities in our Consolidated Financial Statements.

Risk Management

As a financial services company active in retirement, investment management and insurance products and services, taking measured risks is part of our business. As part of our effort to ensure measured risk taking, we have integrated risk management in our daily business activities and strategic planning.

We place a high priority on risk management and risk control. We have comprehensive risk management and control procedures in place at all levels and have established a dedicated risk management function with responsibility for the formulation of our risk appetite, strategies, policies and limits. The risk management function is also responsible for monitoring our overall market risk exposures and provides review, oversight and support functions on risk-related issues.

Our risk appetite is aligned with how our businesses are managed and anticipates future regulatory developments. In particular, our risk appetite is aligned with regulatory capital requirements applicable to our regulated insurance subsidiaries as well as metrics that are aligned with various ratings agency models.

Our risk governance and control systems enable us to identify, control, monitor and aggregate risks and provide assurance that risks are being measured, monitored and reported adequately and effectively. To promote measured risk taking, we have integrated risk management with our business activities and strategic planning.

Each risk that is managed has been mapped for oversight by the Board of Directors or appropriate Board Committees. The Chief Risk Officer ("CRO") reports to the Vice Chairman and Chief Financial Officer and has direct access to the Board on a regular basis. The Company’s Board of Directors and Board Committees are directly involved within the risk framework.

The CRO heads the risk management function and each of the businesses, as well as corporate, has a similar function that reports to the CRO. This functional approach is designed to promote consistent application of guidelines and procedures, regular reporting and appropriate communication through the risk management function, as well as to provide ongoing support for the business. The scope, roles, responsibilities and authorities of the risk management function at different levels are described in a Risk Management Policy to which our businesses must adhere. Our Risk Committee discusses and approves all risk policies and reviews and approves risks associated with our activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. Each business has a Committee that reviews business specific risks and is governed by the Risk Committee.

We have implemented several limit structures to manage risk. Examples include, but are not limited to, the following:
- At-risk limits on sensitivities of earnings and regulatory capital;
- Duration and convexity mismatch limits;
- Credit risk limits;
- Liquidity limits;
- Mortality concentration limits;
- Catastrophe and mortality exposure retention limits for our insurance risk; and
- Investment and derivative guidelines.

We manage our risk appetite based on several key risk metrics, including:
- At-risk metrics on sensitivities of earnings and regulatory capital;
- Stress scenario results: forecasted results under stress events covering the impact of changes in interest rates, equity markets, mortality rates, credit default and spread levels, and combined impacts; and
- Economic capital: the amount of capital required to cover extreme scenarios.

We are also subject to cash flow stress testing pursuant to regulatory requirements. This analysis measures the effect of changes in interest rate assumptions on asset and liability cash flows. The analysis includes the effects of:
- the timing and amount of redemptions and prepayments in our asset portfolio;
- our derivative portfolio;
- death benefits and other claims payable under the terms of our insurance products;
- lapses and surrenders in our insurance products;
- minimum interest guarantees in our insurance products; and
- book value guarantees in our insurance products.

We evaluate any shortfalls that our cash flow testing reveals and if needed increase statutory reserves or adjust portfolio management strategies.

Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, financial indices, or other prices of securities or commodities. Under U.S. insurance statutes, our insurance subsidiaries may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for certain limited income generating activities. Our insurance subsidiaries are generally prohibited from using derivatives for speculative purposes. References below to hedging and hedge programs refer to our process of reducing exposure to various risks. This does not mean that the process necessarily results in hedge accounting treatment for the respective derivative instruments. See the *Business, Basis of Presentation and Significant Accounting Policies* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information regarding the Company's hedge accounting policies.

Market Risk Related to Interest Rates

We define interest rate risk as the risk of an economic loss due to adverse changes in interest rates. This risk arises from our holdings in interest sensitive assets and liabilities, primarily as a result of investing life insurance premiums, fixed annuity and guaranteed investment contract deposits received in interest-sensitive assets and carrying these funds as interest-sensitive liabilities. We are also subject to interest rate risk on our stable value contracts and secondary guarantee universal life contracts. A sustained decline in interest rates or a prolonged period of low interest rates may subject us to higher cost of guaranteed benefits and increased hedging costs on those products that are being hedged. In a rising interest rate environment, we are exposed to the risk of financial disintermediation through a potential increase in the level of book value withdrawals on certain stable value contracts. Conversely, a steady increase in interest rates would tend to improve financial results due to reduced hedging costs, lower costs of guaranteed benefits and improvement to fixed margins.

We use product design, pricing and ALM strategies to reduce the adverse effects of interest rate movement. Product design and pricing strategies can include the use of surrender charges, withdrawal restrictions and the ability to reset credited interest rates. ALM strategies can include the use of derivatives and duration and convexity mismatch limits. Refer to *The level of interest rates may adversely affect our profitability, particularly in the event of a continuation of the current low interest rate environment or a period of rapidly increasing interest rates* in Risk Factors, Part I, Item 1A. of this Annual Report on Form 10-K. See the *Derivative Financial Instruments* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for information regarding derivative strategies on our material derivative types.

We assess interest rate exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either increasing or decreasing 100 basis point parallel shifts in the yield curve. The following table summarizes the net estimated potential change in fair value from hypothetical 100 basis point upward and downward shifts in interest rates as of December 31, 2022. In calculating these amounts, we exclude gains and losses on separate account fixed income securities related to products for which the investment risk is borne primarily by the separate account contract holder rather than by us. While the test scenarios are for illustrative purposes only and do not reflect our expectations regarding future interest rates or the performance of fixed-income markets, they are a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These tests do not measure the change in value that could result from non-parallel shifts in the yield curve. As a result, the actual change in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations.

| | As of December 31, 2022 | | | |
| | | | Hypothetical Change in Fair Value[2] | |
($ in millions)	Notional	Fair Value[1]	+ 100 Basis Points Yield Curve Shift	- 100 Basis Points Yield Curve Shift
Financial assets with interest rate risk:				
Fixed maturity securities, including securities pledged	$ —	$ 30,357	$ (1,902)	$ 2,145
Mortgage loans on real estate	—	5,149	(179)	193
Financial liabilities with interest rate risk:				
Investment contracts:				
Funding agreements without fixed maturities and deferred annuities[3]	—	36,385	(1,692)	2,737
Funding agreements with fixed maturities	—	1,281	(41)	43
Supplementary contracts and immediate annuities	—	636	(44)	7
Derivatives:				
Interest rate contracts	18,326	35	185	(185)
Long-term debt	—	1,935	(108)	123
Embedded derivatives on reinsurance	—	(49)	43	(50)
Guaranteed benefit derivatives[3]:				
Other[4]	—	30	11	1

[1] Separate account assets and liabilities which are interest sensitive are not included herein as any interest rate risk is borne by the holder of separate account.
[2] (Decreases) in assets or (decreases) in liabilities are presented in parentheses. Increases in assets or increases in liabilities are presented without parentheses.
[3] Certain amounts included in Funding agreements without fixed maturities and deferred annuities section are also reflected within the Guaranteed benefit derivatives section of the tables above.
[4] Includes GMWBL, GMWB, FIA, Stabilizer and MCG.

For certain liability contracts, we provide the contract holder a guaranteed minimum interest rate ("GMIR"). These contracts include fixed annuities and other insurance liabilities. We are required to pay these guaranteed minimum rates even if earnings on our investment portfolio decline, with a resulting investment margin compression negatively impacting earnings. Credited rates are set either quarterly or annually. See the *Guaranteed Benefit Features* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

The following table summarizes detail on the differences between the interest rate being credited to contract holders as of December 31, 2022, and the respective GMIRs:

($ in millions)	At GMIR	Up to .50% Above GMIR	0.51% - 1.00% Above GMIR	1.01% - 1.50% Above GMIR	1.51% - 2.00% Above GMIR	More than 2.00% Above GMIR	Total
Account Value[1]							
Excess of crediting rate over GMIR							
Guaranteed minimum interest rate							
Up to 1.00%	$ 5,848	$ 2,967	$ 1,907	$ 1,112	$ 1,462	$ 102	$ 13,398
1.01% - 2.00%	707	51	35	2	2	7	804
2.01% - 3.00%	12,677	56	47	109	—	3	12,892
3.01% - 4.00%	9,448	153	—	—	—	—	9,601
4.01% and Above	1,643	87	—	—	—	—	1,730
Renewable beyond 12 months (MYGA)[2]	402	—	—	—	3	—	405
Total discretionary rate setting products	$ 30,725	$ 3,314	$ 1,989	$ 1,223	$ 1,467	$ 112	$ 38,830
Percentage of Total	79.2 %	8.5 %	5.1 %	3.1 %	3.8 %	0.3 %	100.0 %

[1] Includes only the account values for investment spread products with GMIRs and discretionary crediting rates, net of policy loans. Excludes Stabilizer products, which are fee based. Also, excludes the portion of the account value of FIA products for which the crediting rate is based on market indexed strategies.

[2] Represents MYGA contracts with renewal dates after December 31, 2023 on which we are required to credit interest above the contractual GMIR for at least the next twelve months.

Market Risk Related to Equity Market Prices

Our general account equity securities are significantly influenced by global equity markets. Increases or decreases in equity markets impact certain assets and liabilities related to our variable products and our earnings derived from those products.

We assess equity risk exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either an increase or decrease of 10% in all equity market benchmark levels. In calculating these amounts, we exclude gains and losses on separate account equity securities related to products for which the investment risk is borne primarily by the separate account contract holder rather than by us. While the test scenarios are for illustrative purposes only and do not reflect our expectations regarding the future performance of equity markets, they are near-term, reasonably possible hypothetical changes that illustrate the potential impact of such events. These scenarios consider only the direct effect on the fair value of market instruments corresponding to declines or increases in equity benchmark market levels and not changes in asset-based fees recognized as revenue, changes in our estimates of total gross profits used as a basis for amortizing DAC/VOBA/URR and other costs, or changes in any other assumptions such as market volatility or mortality, utilization or persistency rates in variable contracts that could also impact the fair value of our living benefits features. In addition, these scenarios do not reflect the effect of basis risk, such as potential differences in the performance of the investment funds underlying the variable annuity products relative to the equity market benchmark we use as a basis for developing our hedging strategy. The impact of basis risk could result in larger differences between the change in fair value of the equity-based derivatives and the related living benefit features, in comparison to the hypothetical test scenarios.

The following table summarizes the net estimated potential change in fair value from an instantaneous increase and decrease in all equity market benchmark levels of 10% as of December 31, 2022:

	As of December 31, 2022			
			Hypothetical Change in Fair Value[1]	
($ in millions)	Notional	Fair Value	+ 10% Equity Shock	-10% Equity Shock
Financial assets with equity market risk:				
Equity securities, at fair value	$ —	$ 336	$ 34	$ (34)
Limited liability partnerships/corporations	—	1,781	108	(108)
Derivatives:				
Equity futures and total return swaps	214	—	12	(12)
Equity options	34	—	—	—
Financial liabilities with equity market risk:				
Guaranteed benefit derivatives:				
Other[2]	—	30	—	—

(1) (Decreases) in assets or (decreases) in liabilities are presented in parentheses. Increases in assets or increases in liabilities are presented without parentheses.
(2) Includes GMWBL, GMWB, FIA, Stabilizer and MCG.

Market Risk Related to Credit Risk

Credit risk is primarily embedded in the general account portfolio. The carrying value of our fixed maturity, including securities pledged, and equity portfolio totaled $30.7 billion and $37.5 billion as of December 31, 2022 and 2021, respectively. Our credit risk materializes primarily as impairment losses and/or credit risk related trading losses. We are exposed to occasional cyclical economic downturns, during which impairment losses may be significantly higher than the long-term historical average. This is offset by years where we expect the actual impairment losses to be substantially lower than the long-term average.

Credit risk in the portfolio can also materialize as increased capital requirements caused by rating down-grades. The effect of rating migration on our capital requirements is also dependent on the economic cycle and increased asset impairment levels may go hand in hand with increased asset related capital requirements.

We manage the risk of default and rating migration by applying disciplined credit evaluation and underwriting standards and prudently limiting allocations to lower quality, higher risk investments. In addition, we diversify our exposure by issuer and country, using rating based issuer and country limits, as well as by industry segment, using specific investment constraints. Limit compliance is monitored on a daily, monthly or quarterly basis. Limit violations are reported to senior management and we are actively involved in decisions around curing such limit violations.

We also have credit risk related to the ability of our derivatives and reinsurance counterparties to honor their obligations to pay the contract amounts under various agreements. In order to minimize the risk of credit loss on such contracts, we diversify our exposures among several counterparties and limit the amount of exposure to each based on credit rating. For most counterparties, we have collateral agreements in place that would substantially limit our credit losses in case of a counterparty default. We also generally limit our selection of counterparties that we do new transactions with to those with an "A-" credit rating or above. When exceptions are made to that principle, we ensure that we obtain collateral to mitigate our risk of loss. For derivatives counterparty risk exposures (which includes reverse repurchase and securities lending transactions), we measure and monitor our risks on a market value basis daily. Refer to the *Derivative Financial Instruments* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K for further details of these items.

In the normal course of business, certain reinsurance recoverables are subject to reviews by the reinsurers. We are not aware of any material disputes arising from these reviews or other communications with the counterparties that would affect collectability, and, therefore, as of December 31, 2022, no allowance for uncollectible amounts was recorded.

The following table summarizes our reinsurance recoverable balances, including collateral received and credit and financial strength ratings for our 10 largest reinsurance recoverable balances as of December 31, 2022:

	Reinsurance Recoverable	% Collateralized[1]	Financial Strength Rating		Credit Rating	
			S&P	Moody's	S&P	Moody's
($ in millions)						
Parent Company/Principal Reinsurers						
Resolution Life Group Holdings LP	10,555	77%				
Security Life of Denver Insurance Co				Baa1		
Resolution Life Co						
Lincoln National Corp	1,047	100%			BBB+	Baa1
Lincoln Life & Annuity Co of New York			A+	A1		
Lincoln National Life Insurance Co			A+	A1		
Reinsurance Group of America Inc	945	99%			A	Baa1
RGA Reinsurance Co			AA-	A1		
Sun Life Financial Inc	272	99%			A+	
Sun Life Assurance Co of Canada (US)			AA	Aa3		
Sun Life and Health Insurance Co			AA			
Prudential Public Limited Company	138	0%				A2
Jackson National Life Insurance Co			A	A2		
Enstar Group Limited	94	99%			BBB	
Fitzwilliam Ins Ltd						
Athene Holding Ltd	40	0%			A-	Baa1
Athene Life Re Ltd			A+	A1		
Swiss Re Ltd	18	0%			A	A2
Swiss Re Life & Health America Inc			AA-	Aa3		
Westport Insurance Corp			AA-	Aa3		
Scor SE	8	44%			A+	A1
SCOR Global Life US Reinsurance Co Inc			A+			
SCOR Global Life Re Insurance Co of Delaware			A+			
Chubb Ltd	7	100%			A	
Chubb Tempest Life Reinsurance Ltd			AA	Aa3		

[1] Collateral includes LOCs, assets held in trust and funds withheld. Percent collateralized is based on the total of individual contractual exposures aggregated at the reinsurer Parent Company level, which may differ for each individual contractual exposure.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Voya Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Financial, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred policy acquisition costs and Value of business acquired

Description of the Matter

As disclosed in Note 6 to the consolidated financial statements, the Company's deferred policy acquisition costs and value of business acquired ("DAC/VOBA") totaled $2.8 billion at December 31, 2022, net of unrealized gains and losses. The carrying amount of the DAC related to fixed and variable deferred annuity contracts is the total of costs deferred less amortization net of interest. The carrying amount of the VOBA related to fixed and variable deferred annuity contracts is the outstanding value of in-force business acquired, based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition, less amortization net of interest. DAC and VOBA related to fixed and variable deferred annuity contracts are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

As described in Note 1 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions such as persistency, interest crediting rates, fee income, returns associated with separate account performance, expenses to administer the business, and certain economic variables. Management's assumptions are adjusted, known as unlocking, over time for emerging experience and expected changes in trends. The unlocking results in DAC/VOBA amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

Auditing management's estimate of DAC/VOBA related to fixed and variable deferred annuity contracts was complex due to the highly judgmental nature of assumptions included in the projection of estimated gross profits used in the valuation of DAC/VOBA.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the DAC/VOBA estimation process, including, among others, controls related to management's evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We utilized actuarial specialists to assist with our audit procedures, which included, among others, reviewing the methodology applied by management by comparing to the methodology used in prior periods as well as industry practice. To assess the assumptions used in measuring estimated gross profits, we compared the significant assumptions noted above with historical experience, observable market data and management's estimates of prospective changes in these assumptions. We also independently recalculated estimated gross profits for a sample of policies for comparison with the actuarial result developed by management.

Realizability of deferred tax assets

Description of the Matter

As described in Note 17 to the consolidated financial statements, at December 31, 2022, the Company had total deferred tax assets of $2.5 billion, net of a $70 million valuation allowance. As disclosed in Note 1 to the consolidated financial statements, these deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considers many factors, including the future reversal of existing temporary differences and the identification and use of available tax planning strategies. If those sources are insufficient to support the recoverability of the deferred tax assets, the Company then considers its projections of future taxable income, which involves significant management judgment.

Auditing management's assessment of the realizability of its deferred tax assets was complex because management's projection of future taxable income includes forward-looking assumptions which are inherently judgmental as they may be affected by future market or other economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that relate to the development of the projection of future taxable income supporting the realizability of deferred tax assets. This included, among others, controls related to the review and approval process of future projected taxable income and the assumptions used in the Company's model.

Among other audit procedures performed, we evaluated the assumptions used by the Company to develop projections of future taxable income. We assessed the historical accuracy of management's projections by comparing the projections of future taxable income with the actual results of prior periods. We also evaluated management's consideration of current industry and economic trends and compared the projections of future taxable income with other available financial information prepared by the Company. Additionally, we utilized tax professionals to assist us in our audit procedures, which included, among others, evaluating the methodology utilized within the Company's future taxable income projections model by comparing to the methodology used in prior periods and testing the calculations within the model.

Valuation of indefinite-lived intangible assets

Description of the Matter	As disclosed in Note 10 to the consolidated financial statements, the Company recognized $345 million of indefinite-lived intangible assets related to the right to manage client assets acquired in connection with the Allianz Global Investors U.S. LLC transaction that closed on July 25, 2022. The valuation of this intangible asset was conducted using the multi-period excess earnings method, a form of the income approach with significant unobservable inputs that includes projected revenues and discount rate. Additionally, the right to manage client assets intangible asset was determined to have an indefinite life based on the open-ended nature of the right to manage terms of agreement and the ability of the Company to continue to manage the assets with no specific termination date.

Auditing management's accounting for the valuation of the right to manage client assets indefinite-lived intangible asset was complex due to the significant estimation required in calculating fair value. The significant assumptions developed by the Company included projected revenues and discount rate. These significant assumptions are forward-looking and could be materially affected by future economic and market conditions.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the internal controls over the Company's acquisition-date valuation process including, among others, controls related to management's review of the significant assumptions.

How We Addressed the Matter in Our Audit	Our audit procedures to test the fair value of the acquired right to manage client assets intangible asset included, among others, evaluating management's significant assumptions and testing the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We compared the significant assumptions used by management to current economic trends, where applicable, the historical results of the acquired business, and other relevant factors. With the assistance of our valuation specialists, we evaluated the reasonableness of the Company's valuation methodology and significant assumptions used in determining the fair value of the right to manage client assets intangible asset.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2001.
San Antonio, Texas
February 24, 2023

Voya Financial, Inc.
Consolidated Balance Sheets
December 31, 2022 and 2021
(In millions, except share and per share data)

	As of December 31,	
	2022	**2021**
Assets:		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $30,202 as of 2022 and $30,656 as of 2021; net of allowance for credit losses of $12 as of 2022 and $58 as of 2021)	$ 27,044	$ 33,699
Fixed maturities, at fair value using the fair value option	2,151	2,354
Equity securities, at fair value (cost of $336 as of 2022 and $240 as of 2021)	336	240
Short-term investments	356	97
Mortgage loans on real estate (net of allowance for credit losses of $18 as of 2022 and $15 as of 2021)	5,427	5,612
Policy loans	363	392
Limited partnerships/corporations	1,781	1,739
Derivatives	422	171
Other investments	68	79
Securities pledged (amortized cost of $1,303 as of 2022 and $1,091 as of 2021)	1,162	1,198
Total investments	39,110	45,581
Cash and cash equivalents	919	1,402
Short-term investments under securities loan agreements, including collateral delivered	1,179	1,108
Accrued investment income	425	428
Premium receivable and reinsurance recoverable (net of allowance for credit losses of $46 as of 2022 and $28 as of 2021)	13,341	13,635
Deferred policy acquisition costs and Value of business acquired	2,822	1,378
Deferred income taxes	1,924	986
Goodwill	327	72
Other intangibles, net	631	97
Other assets (net of allowance for credit losses of $4 as of 2022 and $0 as of 2021)	2,596	2,363
Assets related to consolidated investment entities ("CIEs"):		
Limited partnerships/corporations, at fair value	2,802	2,469
Cash and cash equivalents	88	171
Corporate loans, at fair value using the fair value option	1,293	1,111
Other assets	21	28
Assets held in separate accounts	80,174	100,433
Total assets	$ 147,652	$ 171,262

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Financial, Inc.
Consolidated Balance Sheets
December 31, 2022 and 2021
(In millions, except share and per share data)

	As of December 31,	
	2022	**2021**
Liabilities:		
Future policy benefits	$ 10,109	$ 9,952
Contract owner account balances	42,464	42,806
Payables under securities loan and repurchase agreements, including collateral held	1,302	1,183
Short-term debt	141	1
Long-term debt	2,094	2,595
Derivatives	389	231
Other liabilities	2,428	2,347
Liabilities related to CIEs:		
Collateralized loan obligations notes, at fair value using the fair value option	1,234	880
Other liabilities	1,200	1,013
Liabilities related to separate accounts	80,174	100,433
Total liabilities	$ 141,535	$ 161,441
Commitments and Contingencies (Note 19)		
Mezzanine Equity:		
Redeemable noncontrolling interest	$ 166	$ —
Shareholders' equity:		
Preferred stock ($0.01 par value per share; $625 aggregate liquidation preference as of 2022 and 2021)	—	—
Common stock ($0.01 par value per share; 900,000,000 shares authorized; 97,789,852 and 108,987,650 shares issued as of 2022 and 2021, respectively; 97,186,970 and 107,758,376 shares outstanding as of 2022 and 2021, respectively)	1	1
Treasury stock (at cost; 602,882 and 1,229,274 shares as of 2022 and 2021, respectively)	(39)	(80)
Additional paid-in capital	6,643	7,542
Accumulated other comprehensive income (loss)	(1,794)	2,100
Retained earnings (deficit):		
Unappropriated	(342)	(1,310)
Total Voya Financial, Inc. shareholders' equity	4,469	8,253
Noncontrolling interest	1,482	1,568
Total shareholders' equity	5,951	9,821
Total liabilities, mezzanine equity and shareholders' equity	$ 147,652	$ 171,262

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Financial, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2022, 2021 and 2020
(In millions, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Revenues:			
Net investment income	$ 2,281	$ 2,774	$ 2,909
Fee income	1,731	1,827	2,026
Premiums	2,425	(3,354)	2,416
Net gains (losses)	(685)	1,423	(365)
Other revenue	148	579	409
Income (loss) related to consolidated investment entities:			
Net investment income	22	981	254
Total revenues	5,922	4,230	7,649
Benefits and expenses:			
Policyholder benefits	1,608	(3,131)	2,954
Interest credited to contract owner account balances	965	968	1,147
Operating expenses	2,542	2,586	2,654
Net amortization of Deferred policy acquisition costs and Value of business acquired	187	795	352
Interest expense	134	186	159
Operating expenses related to consolidated investment entities:			
Interest expense	49	38	27
Other expense	9	11	4
Total benefits and expenses	5,494	1,453	7,297
Income (loss) from continuing operations before income taxes	428	2,777	352
Income tax expense (benefit)	(5)	(98)	(18)
Income (loss) from continuing operations	433	2,875	370
Income (loss) from discontinued operations, net of tax	—	12	(419)
Net income (loss)	433	2,887	(49)
Less: Net income (loss) attributable to noncontrolling interest and redeemable noncontrolling interest	(77)	761	157
Net income (loss) available to Voya Financial, Inc.	510	2,126	(206)
Less: Preferred stock dividends	36	36	36
Net income (loss) available to Voya Financial, Inc.'s common shareholders	$ 474	$ 2,090	$ (242)

Net income (loss) per common share:

Basic

Income (loss) from continuing operations available to Voya Financial, Inc.'s common shareholders	$ 4.71	$ 17.81	$ 1.39
Income (loss) available to Voya Financial, Inc.'s common shareholders	$ 4.71	$ 17.92	$ (1.90)

Diluted

Income (loss) from continuing operations available to Voya Financial, Inc.'s common shareholders	$ 4.30	$ 16.52	$ 1.34
Income (loss) available to Voya Financial, Inc.'s common shareholders	$ 4.30	$ 16.61	$ (1.84)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Financial, Inc.
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 433	$ 2,887	$ (49)
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities	(4,929)	(3,248)	1,987
Pension and other postretirement benefits liability	—	(2)	(3)
Other comprehensive income (loss), before tax	(4,929)	(3,250)	1,984
Income tax expense (benefit) related to items of other comprehensive income (loss)	(1,035)	(452)	417
Other comprehensive income (loss), after tax	(3,894)	(2,798)	1,567
Comprehensive income (loss)	(3,461)	89	1,518
Less: Comprehensive income (loss) attributable to noncontrolling interest and redeemable noncontrolling interest	(77)	761	157
Comprehensive income (loss) attributable to Voya Financial, Inc.	$ (3,384)	$ (672)	$ 1,361

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Financial, Inc.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2022, 2021 and 2020

(In millions)

	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit) Unappropriated	Total Voya Financial, Inc. Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity	Mezzanine Equity: Redeemable Noncontrolling Interest
Balance at January 1, 2020	$ —	$ 2	$ (460)	$ 11,184	$ 3,331	$ (4,718)	$ 9,339	$ 822	$ 10,161	$ —
Adjustment for adoption of ASU 2016-13	—	—	—	—	—	(33)	(33)	—	(33)	—
Comprehensive income (loss):										
Net income (loss)	—	—	—	—	—	(206)	(206)	157	(49)	—
Other comprehensive income (loss), after tax	—	—	—	—	1,567	—	1,567	—	1,567	—
Total comprehensive income (loss)							1,361	157	1,518	
Net consolidation (deconsolidation) of consolidated investment entities	—	—	—	—	—	—	—	(103)	(103)	—
Common stock issuance	—	—	—	4	—	—	4	—	4	—
Common stock acquired - Share repurchase	—	—	(526)	10	—	—	(516)	—	(516)	—
Dividends on preferred stock	—	—	—	(36)	—	—	(36)	—	(36)	—
Dividends on common stock	—	—	—	(76)	—	—	(76)	—	(76)	—
Share-based compensation	—	—	(30)	97	—	—	67	—	67	—
Contributions from (Distributions to) noncontrolling interest, net	—	—	—	—	—	—	—	192	192	—
Balance at December 31, 2020	—	2	(1,016)	11,183	4,898	(4,957)	10,110	1,068	11,178	—
Comprehensive income (loss):										
Net income (loss)	—	—	—	—	—	2,126	2,126	761	2,887	—
Reversal of other comprehensive income (loss) due to Individual Life Transaction	—	—	—	—	(913)	—	(913)	—	(913)	—
Other comprehensive income (loss), after tax	—	—	—	—	(1,885)	—	(1,885)	—	(1,885)	—
Total comprehensive income (loss)							(672)	761	89	
Net consolidations (deconsolidations) of consolidated investment entities	—	—	—	—	—	—	—	8	8	—
Common stock issuance	—	—	—	4	—	—	4	—	4	—
Common stock acquired - Share repurchase	—	—	(1,143)	30	—	—	(1,113)	—	(1,113)	—
Treasury stock retirement	—	(1)	2,144	(3,664)	—	1,521	—	—	—	—
Dividends on preferred stock	—	—	—	(36)	—	—	(36)	—	(36)	—
Dividends on common stock	—	—	—	(80)	—	—	(80)	—	(80)	—
Share-based compensation	—	—	(65)	105	—	—	40	—	40	—
Contributions from (Distributions to) noncontrolling interest, net	—	—	—	—	—	—	—	(269)	(269)	—
Balance as of December 31, 2021	—	1	(80)	7,542	2,100	(1,310)	8,253	1,568	9,821	—
Interest in VIM Holdings LLC	—	—	—	412	—	—	412	—	412	148
Comprehensive income (loss):										
Net income (loss)	—	—	—	—	—	510	510	(91)	419	14
Other comprehensive income (loss), after tax	—	—	—	—	(3,894)	—	(3,894)	—	(3,894)	—
Total comprehensive income (loss)							(3,384)	(91)	(3,475)	14
Net consolidations (deconsolidations) of consolidated investment entities	—	—	—	—	—	—	—	3	3	—
Common stock issuance	—	—	—	7	—	—	7	—	7	—
Common stock acquired - Share repurchase	—	—	(750)	—	—	—	(750)	—	(750)	—
Treasury stock retirement	—	—	838	(1,296)	—	458	—	—	—	—
Dividends on preferred stock	—	—	—	(36)	—	—	(36)	—	(36)	—
Dividends on common stock	—	—	—	(80)	—	—	(80)	—	(80)	—
Share-based compensation	—	—	(47)	94	—	—	47	—	47	—
Contributions from (Distributions to) noncontrolling interest, net	—	—	—	—	—	—	—	2	2	4
Balance as of December 31, 2022	$ —	$ 1	$ (39)	$ 6,643	$ (1,794)	$ (342)	$ 4,469	$ 1,482	$ 5,951	$ 166

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Financial, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Year Ended December 31,		
	2022	2021	2020
Cash Flows from Operating Activities:			
Net income (loss)	$ 433	$ 2,887	$ (49)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Income) loss from discontinued operations, net of tax	—	(12)	419
Deferred income tax expense (benefit)	3	346	(9)
Net (gains) losses	685	(1,423)	365
Share-based compensation	90	88	88
(Gains) losses on consolidated investment entities ("CIEs")	76	(943)	(258)
(Gains) losses on limited partnerships/corporations	27	(316)	(30)
Changes in operating assets and liabilities:			
Deferred policy acquisition costs, value of business acquired and sales inducements, net	67	693	247
Premium receivable and reinsurance recoverable	276	(1,474)	462
Other receivables and asset accruals	(220)	86	(408)
Contract owner accounts, future policy benefits and claims, net	369	1,249	706
Other payables and accruals	(255)	195	523
(Increase) decrease in cash held by CIEs	(355)	(753)	(286)
Other, net	156	(351)	—
Net cash used in operating activities - discontinued operations	—	(250)	(408)
Net cash provided by operating activities	1,352	22	1,362
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	7,900	6,684	5,395
Equity securities	5	312	192
Mortgage loans on real estate	854	816	569
Limited partnerships/corporations	256	790	333
Acquisition of:			
Fixed maturities	(8,518)	(7,831)	(6,719)
Equity securities	(76)	(278)	(192)
Mortgage loans on real estate	(669)	(808)	(522)
Limited partnerships/corporations	(353)	(448)	(369)
Short-term investments, net	(260)	174	(37)
Derivatives, net	291	2	64
Sales from CIEs	849	1,055	413
Purchases within CIEs	(2,338)	(2,138)	(1,084)
Collateral received (delivered), net	54	121	(24)
Receipts on deposit asset contracts	126	73	—
Proceeds from sale of business	—	274	—
Other, net	(67)	399	24
Net cash provided by (used in) investing activities - discontinued operations	—	476	(504)
Net cash used in investing activities	(1,946)	(327)	(2,461)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	5,818	5,902	6,221
Maturities and withdrawals from investment contracts	(6,354)	(6,245)	(5,518)
Repayment of debt with maturities of more than three months	(366)	(482)	(1)
Borrowings of CIEs	1,628	1,523	697
Repayments of borrowings of CIEs	(932)	(1,267)	(968)
Contributions from (distributions to) participants in CIEs, net	1,166	1,601	1,418
Proceeds from issuance of common stock, net	7	4	4
Common stock acquired - Share repurchase	(750)	(1,113)	(516)
Dividends paid on preferred stock	(36)	(36)	(36)
Dividends paid on common stock (includes $3 of dividend equivalent payments)	(83)	(80)	(76)
Other, net	(70)	(72)	(46)
Net cash provided by financing activities - discontinued operations	—	—	523
Net cash provided by (used in) financing activities	28	(265)	1,702
Net increase (decrease) in cash and cash equivalents, including cash in CIEs	(566)	(570)	603
Cash and cash equivalents, including cash in CIEs, beginning of period	1,573	2,143	1,540
Cash and cash equivalents, including cash in CIEs, end of period	1,007	1,573	2,143
Less: Cash and cash equivalents of discontinued operations, end of period	—	—	420
Cash and cash equivalents of continuing operations, end of period	$ 1,007	$ 1,573	$ 1,723
Supplemental disclosure of cash flow information:			
Income taxes paid (received), net	$ 14	$ 3	$ (111)
Interest paid	131	157	154
Non-cash investing and financing activities:			
Treasury stock retirement	458	1,521	—

	December 31, 2022	December 31, 2021
Reconciliation of cash and cash equivalents, including cash in CIEs:		
Cash and cash equivalents	$ 919	$ 1,402
Cash and cash equivalents in CIEs	88	171
Total cash and cash equivalents, including cash in CIEs	$ 1,007	$ 1,573

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Financial, Inc. and its subsidiaries (collectively the "Company") is a financial services organization in the United States that offers a broad range of retirement services, investment management services, mutual funds, group insurance and supplemental health products. Products and services are provided by the Company through three segments: Wealth Solutions, Health Solutions and Investment Management. Activities not directly related to the Company's segments and certain run-off activities that are not meaningful to the Company's business strategy are included within Corporate. See the *Segments* Note to these Consolidated Financial Statements.

On January 4, 2021, the Company completed a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc. ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of several of the Company's subsidiaries including Security Life of Denver Company ("SLD"). The Company will continue to hold an insignificant number of Individual Life, and non-Wealth Solutions annuity policies which together with the businesses sold through divestment or reinsurance will be referred to as "divested businesses".

Concurrently with the sale, SLD entered into reinsurance agreements with insurance subsidiaries of the Company. Pursuant to these agreements, the Company's subsidiaries reinsured to SLD certain individual life insurance and annuity businesses. The sale discussed above along with the aforementioned reinsurance transactions are referred to herein as the "Individual Life Transaction". The Individual Life Transaction resulted in the disposition of substantially all of the Company's life insurance and legacy non-Wealth Solutions annuity businesses and related assets.

On June 9, 2021, the Company completed the sale of the independent financial planning channel of Voya Financial Advisors ("VFA") to Cetera Financial Group, Inc. ("Cetera"). In connection with this transaction, the Company transferred more than 800 independent financial professionals serving retail customers with approximately $38 billion in assets under advisement to Cetera, while retaining approximately 500 field and phone-based financial professionals who support our Wealth Solutions business. In addition, the sale resulted in a pre-tax gain of $274, net of transaction costs, which was recorded in Other revenue in the accompanying Consolidated Statements of Operations for the year ended December 31, 2021.

On July 25, 2022, the Company completed a series of transactions pursuant to a Combination Agreement dated as of June 13, 2022 (the "AllianzGI Agreement") with Voya Investment Management LLC ("Voya IM") and VIM Holdings LLC ("VIM Holdings"), both indirect subsidiaries of the Company, Allianz SE ("Allianz") and Allianz Global Investors U.S. LLC ("AllianzGI"), an indirect subsidiary of Allianz, pursuant to which the parties have combined Voya IM with assets and teams comprising specified transferred strategies managed by AllianzGI. The transaction increases the international scale and distribution of the Company's investment products and provides diverse investment strategies that meet the needs of a larger and more global client base.

Under the terms of the AllianzGI Agreement, AllianzGI transferred to VIM Holdings the rights to certain assets and liabilities related to specified investment teams and strategies and the associated assets under management (the "AllianzGI Transferred Business"). The Company transferred all of the limited liability company interests in Voya IM to VIM Holdings and in exchange, received a 76% economic stake in VIM Holdings. Pursuant to the Amended and Restated Limited Liability Company Agreement VIM Holdings entered into at the closing date ("A&R VIM Holdings Operating Agreement"), the Company now holds, indirectly, a 76% economic stake in VIM Holdings and Allianz holds, indirectly, a 24% economic stake in VIM Holdings. Furthermore, VIM Holdings holds all of the limited liability company interests in Voya IM and certain assets and liabilities transferred from AllianzGI related to specified investment teams and strategies and the associated assets under management. In accordance with the A&R VIM Holdings Operating Agreement, the Company has full operational control of VIM Holdings, Voya IM and the transferred assets and investment teams.

The AllianzGI Agreement was executed for noncash consideration and accounted for under the acquisition method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the transaction. The 24% economic stake in VIM Holdings shares is reflected on the Consolidated Balance Sheets under Redeemable noncontrolling interests within Mezzanine equity.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On November 1, 2022, Voya Investment Management Alternative Assets, LLC ("VIMAA"), one of the Company's indirect subsidiaries, acquired all of the issued and outstanding equity interests of Czech Asset Management, L.P., a private credit asset manager dedicated to the U.S. middle market pursuant to a sales and purchase agreement ("SPA") entered into on August 1, 2022 with Czech Management GP, LLC, and Czech Holdings, LLC. The acquisition was executed for cash consideration and will expand VIMAA's private and leveraged credit business and is subject to conditions as defined in the SPA.

On January 24, 2023, the Company acquired all outstanding shares of Benefitfocus, Inc. ("Benefitfocus"), a Delaware corporation, pursuant to an agreement and plan of merger (the "Merger Agreement") entered into on November 1, 2022. The purchase price in the acquisition was approximately $570 in cash consideration, which includes the outstanding debt and preferred shares of Benefitfocus. The acquisition will expand the Company's capacity to meet the growing demand for comprehensive benefits and savings solutions and increase its ability to deliver innovative solutions for employers and health plans.

Impairment of Long-lived Assets

The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized whenever the carrying amount of an asset exceeds its estimated fair value. The amount of the impairment loss is calculated as the excess of the asset's carrying value over its fair value. During the second quarter of 2022, the Company had a triggering event related to a decrease in the market price of one of its office buildings. Consequently, the Company determined its fair value, based on an appraisal, to be lower than its carrying value. As a result, the Company recognized an impairment loss of $32, which is included in Operating expenses in the Consolidated Statements of Operations for the year ended December 31, 2022.

Revision of Prior Period Financial Statements

During the second quarter of 2022, the Company identified a presentation error related to a misclassification in the change in cash held by CIEs within the Consolidated Statements of Cash Flows. This error resulted in the total end of period cash and cash equivalents in the Consolidated Statements of Cash Flows not to reconcile to all cash and cash equivalents line items presented in the Consolidated Balance Sheets. The Company assessed the materiality of the error on prior period financial statements in accordance with the Accounting Changes and Error Corrections guidance. The Company has corrected the presentation error in the comparative periods for the twelve months ended December 31, 2021 and 2020, and evaluated the materiality of such error based on relevant quantitative and qualitative factors in relation to the Consolidated Financial Statements. The Company's evaluation of the qualitative factors included, but was not limited to, consideration of the users of the Consolidated Financial Statements; there was no impact to net income, comprehensive income, total stockholders' equity or amounts on the Consolidated Balance Sheets; there was no impact on regulatory capital, cash balances or any liquidity measures; and there was no impact on any contractual or regulatory requirements. Based on this evaluation, the Company concluded that the error in the Consolidated Statements of Cash Flows did not result in a material misstatement of previously issued financial statements.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the impact of the error on the specific line items in the Consolidated Statements of Cash Flows:

	Year Ended December 31, 2021		
	As Reported	**Adjustments**	**As Adjusted**
Net cash provided by (used in) operating activities	$ 72	$ (50)	$ 22
Net decrease in cash and cash equivalents, including cash in CIEs	(520)	(50)	(570)
Cash and cash equivalents, including cash in CIEs, beginning of period	1,922	221	2,143
Cash and cash equivalents, including cash in CIEs, end of period	1,402	171	1573

	Year Ended December 31, 2020		
	As Reported	**Adjustments**	**As Adjusted**
Net cash provided by (used in) operating activities	$ 1,209	$ 153	$ 1,362
Net decrease in cash and cash equivalents, including cash in CIEs	450	153	603
Cash and cash equivalents, including cash in CIEs, beginning of period	1,472	68	1,540
Cash and cash equivalents, including cash in CIEs, end of period	1,502	221	1,723

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of Voya Financial, Inc. and its subsidiaries, as well as other voting interest entities ("VOEs") and variable interest entities ("VIEs") in which the Company has a controlling financial interest. See the *Consolidated and Nonconsolidated Investment Entities* Note to these Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

Certain reclassifications have been made to prior-period amounts to conform to current-period reporting classifications. These reclassifications had no impact on Net income (loss) or Total shareholders' equity.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The inputs into the Company's estimates and assumptions consider the economic implications of COVID-19 on the Company's critical and significant accounting estimates. Those estimates are inherently subject to change and actual results could differ from those estimates, and the differences may be material to the Consolidated Financial Statements.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA")
- Valuation of investments and derivatives;
- Investment impairments;
- Goodwill and other intangible assets;
- Income taxes;
- Contingencies; and
- Employee benefit plans.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company measures its equity securities at fair value and recognizes any changes in fair value in net income.

The Company's fixed maturities are generally designated as available-for-sale. In addition, the Company has fixed maturities accounted for using the fair value option ("FVO"), and in the second quarter of 2021, the Company established a trading portfolio of fixed maturity debt securities. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income ("AOCI") and presented net of related changes in DAC/VOBA, unearned revenue reserves ("URR"), and Deferred income taxes. Trading securities are valued at fair value, with the changes in fair value recorded in Net gains (losses) and interest income recorded in Net investment income in the Consolidated Statements of Operations. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

In connection with funds withheld reinsurance treaties, the Company has elected the FVO for certain of its fixed maturities to better match the measurement of those assets and related embedded derivative liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Net gains (losses). Changes in fair value associated with derivatives purchased to hedge CMOs are also recorded in Net gains (losses).

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, net of allowance for credit losses. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Accrued interest receivable is reported in Accrued investment income on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of debt type, capital market factors, and market vacancy rates, and loan-specific risk characteristics such as debt service coverage ratios ("DSC"), loan-to-value ("LTV"), collateral size, seniority of the loan, segmentation, and property types.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The change in the allowance for credit losses is recorded in Net gains (losses). Loans are written off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously written-off and expected to be written-off.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

For those mortgages that are determined to require foreclosure, expected credit losses are based on the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which primarily consist of investments in private equity funds, hedge funds and other VIEs for which the Company is not the primary beneficiary. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Pledged: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at an agreed-upon percentage of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss. See also *Repurchase Agreements* below.

Investment Impairments

The Company evaluates its available-for-sale investments quarterly to determine whether a decline in fair value below the amortized cost basis has resulted from credit loss or other factors. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. A severe unrealized loss position on a fixed maturity may not have any impact on (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net gains (losses) as impairments in the Consolidated Statements of Operations.

For available-for-sale securities that do not meet the intent impairment criteria but the Company has determined that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss allowance is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs in determining whether a credit loss exists:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

Changes in the allowance for credit losses are recorded in Net gains (losses) as impairments. Losses are charged against the allowance when the Company believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale securities is excluded from the estimate of credit losses. The Company evaluates the collectability of accrued interest receivable as part of its quarterly impairment evaluation of available-for-sale investments. Losses are recorded in Net investment income when the Company believes the uncollectability of the accrued interest receivable is confirmed.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its universal life-type and annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is reported as a component

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of AOCI. Those amounts are subsequently reclassified to earnings when the hedged item affects earnings, and are reported in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. The ineffective portion of a hedging relationship subject to hedge accounting is recognized in Net gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Net gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Net gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Net gains (losses).

The Company also has investments in certain fixed maturities and has issued certain universal life-type and annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Net gains (losses). Embedded derivatives within certain universal life-type and annuity products are included in Future policy benefits on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Net gains (losses).

In addition, the Company has entered into coinsurance with funds withheld and modified coinsurance reinsurance arrangements that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within coinsurance with funds withheld reinsurance arrangements and modified coinsurance reinsurance arrangements are reported with the host contract in Other liabilities and Premium receivables and reinsurance recoverable, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives are recorded in Policyholder benefits in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value. Cash and cash equivalents of VIEs and VOEs are not available for general use by the Company.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DAC/VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI. DAC/VOBA amortization is recorded in Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Amortization Methodologies

The Company amortizes DAC/VOBA related to certain traditional life insurance contracts and certain accident and health insurance contracts over the premium payment period in proportion to the present value of expected gross premiums. Assumptions as to mortality, morbidity, persistency and interest rates, which include provisions for adverse deviation, are consistent with the assumptions used to calculate reserves for future policy benefits.

These assumptions are "locked-in" at issue and not revised unless the DAC/VOBA balance is deemed to be unrecoverable from future expected profits. Recoverability testing is performed for current issue year products to determine if gross premiums are sufficient to cover DAC/VOBA, estimated benefits and related expenses. In subsequent periods, the recoverability of DAC/VOBA is determined by assessing whether future gross premiums are sufficient to amortize DAC/VOBA, as well as provide for expected future benefits and related expenses. If a premium deficiency is deemed to be present, charges will be applied against the DAC/VOBA balances before an additional reserve is established. Absent such a premium deficiency, variability in amortization after policy issuance or acquisition relates only to variability in premium volumes.

The Company amortizes DAC/VOBA related to deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

For deferred annuity contracts, recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC/VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC/VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC/VOBA are not deemed recoverable from future gross profits, charges will be applied against the DAC/VOBA balances before an additional reserve is established.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC/VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC/VOBA related to the replaced contracts are written off to the same account in which amortization is reported in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions may have a significant impact on DAC/VOBA balances, amortization rates, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's deferred annuity products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates an 8% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits include general account investment returns, crediting rates, expense and fees, as well as policyholder behavior assumptions such as premiums, surrenders and lapses.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Goodwill and Other Intangible Assets

Goodwill

Goodwill arises in connection with business combinations and represents the excess of cost of the acquisition over the fair value of identifiable net assets acquired. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is assigned to a reporting unit at the date the goodwill is initially recorded and is tested for impairment at that level. A reporting unit is an operating segment, or a unit one level below the operating segment if discrete financial information is prepared and regularly reviewed by management at that level. Once goodwill has been assigned to a reporting unit, it is no longer associated with a particular acquisition and all of the activities within the reporting unit, whether acquired or organically grown, are available to support the value of goodwill.

The Company tests goodwill for impairment by either performing a qualitative assessment or a quantitative test. The qualitative impairment assessment is an assessment of relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative impairment assessment for some or all of its reporting units and instead perform a quantitative impairment test which involves comparing a reporting unit's fair value to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess, limited to the carrying amount of goodwill allocated to the reporting unit. Subsequent reversal of goodwill impairment losses is not permitted. In performing the quantitative impairment test, the Company is required to make significant estimates in determining the fair value of a reporting unit including, but not limited to, projected revenues and operating margins, applicable discount and growth rates, and comparative market multiples.

Other Intangible Assets

Intangible assets identified upon the acquisition of a business are recorded at fair value as of the acquisition date. Indefinite-lived intangible assets are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment testing for indefinite-lived intangible assets primarily consists of a qualitative assessment to determine if a quantitative assessment is needed for a comparison of the fair value of the intangible asset with its carrying value. If a quantitative assessment is deemed necessary and the carrying amount of the intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. In performing the quantitative impairment test, the Company is required to make significant estimates in determining the fair value of an indefinite-lived intangible asset including, but not limited to, projected revenues and discount rates.

Finite-lived intangible assets are amortized over their estimated useful lives as related benefits emerge and are reviewed periodically for indicators of change in useful lives or impairment. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the carrying value of the asset. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows.

Impairment losses and amortization of intangible assets are recognized in Operating expenses in the Consolidated Statements of Operations.

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance financial services contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years.

Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2022 and 2021 contract cost assets were $100 and $104, respectively. For the years ended December 31, 2022, 2021 and 2020 amortization expense of $21, $23 and $25, respectively, was recorded in Operating expenses. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

- Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses and persistency are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 1.0% to 7.7%.
- Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.3% to 5.5%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to universal life-type and investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for universal life-type contracts, including variable universal life ("VUL") contracts, are equal to cumulative deposits, less charges, withdrawals and account values released upon death, plus credited interest thereon.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and range up to 5.1%. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA") contracts, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life-type products, certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Universal and Variable Universal Life: The Company establishes additional reserves on universal life ("UL") and VUL contracts, primarily related to secondary guarantees and paid-up guarantees, for the portion of contract assessments received in early years that will be used to compensate the Company for benefits provided in later years. These reserves are calculated by estimating the expected value of benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. Additional reserves for UL and VUL contracts are recorded in Future policy benefits on the Consolidated Balance Sheets.

URR relates to UL and VUL products and represents policy charges for benefits or services to be provided in future periods (see "Recognition of Insurance Revenue and Related Benefits" below).

GMDB and GMIB: Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross revenues for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable ("in the money") guarantees, where the notional benefit amount is in excess of the account value. Reserves for GMDB and GMIB are recorded in Future policy benefits. Changes in reserves for GMDB and GMIB are reported in Policyholder benefits in the Consolidated Statements of Operations.

GMWBL, GMWB, and FIA: The Company has in force contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include deferred variable annuity contracts containing guaranteed minimum withdrawal benefits with life payouts ("GMWBL") and guaranteed minimum withdrawal benefits without life contingencies ("GMWB") features and FIA contracts. Embedded derivatives associated with GMWB and GMWBL are recorded in Future policy benefits. Embedded derivatives associated with FIA contracts are recorded in Contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Net gains (losses) in the Consolidated Statements of Operations.

At inception of the contracts containing the GMWBL and GMWB features, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMWBL and GMWB embedded derivatives is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees requires the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the stabilizer ("Stabilizer") products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Contract owner account balances. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Net gains (losses).

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the GMWBL, GMWB, FIA, and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for the GMWBL, GMWB, FIA, and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or in other selected mutual funds not managed by the Company.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:
- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. The underlying investments include mutual funds, short-term investments, cash and fixed maturities. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Short-term and Long-term Debt

Short-term and long-term debt are carried on the Consolidated Balance Sheets at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and any direct and incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in short-term investments, which are included in Short-term investments under securities loan agreements, including collateral delivered, with the offsetting obligation to repay the loan included within Payables under securities loan and repurchase agreements, including collateral held, on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

Recognition of Revenue

<u>Insurance Revenue and Related Benefits</u>
Premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Policyholder benefits in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income in the Consolidated Statements of Operations. Surrender charges are reported in Other revenue in the Consolidated Statements of Operations. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are established as a URR liability and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. URR is reported in Contract owner account balances on the Consolidated Balance Sheets and amortized into Fee income. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances. URR is adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

<u>Performance-based Capital Allocations on Private Equity Funds</u>
Under asset management arrangements for certain of its sponsored private equity funds, the Company, as General Partner, is entitled to receive performance-based capital allocations ("carried interest") when the return on assets under management for such funds exceeds prescribed investment return hurdles or other performance targets. Carried interest is accrued quarterly based on measuring cumulative fund performance against the stated performance hurdle, as if the fund was liquidated at its estimated fair value as of the applicable balance sheet date.

Carried interest is subject to adjustment to the extent that subsequent fund performance causes the fund's cumulative investment return to fall below specified investment return hurdles. In such a circumstance, some or all of the previously accrued carried interest is reversed to the extent that the Company is no longer entitled to the performance-based capital allocation and, if such allocations have been distributed to the Company but are subject to recoupment by the fund, a liability is established for the potential repayment obligation.

<u>Financial Services Revenue</u>
Revenue for various financial services is measured based on consideration specified in a contract with a customer and is recognized when the Company has satisfied a performance obligation. For advisory, asset management, and recordkeeping and administration ("R&A") services, the Company recognizes revenue as services are provided, generally over time. For distribution and shareholder servicing, the Company recognizes revenue as related consideration is received and provides

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

distribution services at a point in time and shareholder services over time. Contract terms are typically less than one year, and consideration is variable. For a description of principal activities by segment from which the Company generates revenue, see the *Segments* Note in these Consolidated Financial Statements for further information. Revenue for various financial services is recorded in Fee income and Other revenue in the Consolidated Statements of Operation.

Financial services revenue is disaggregated by type of service in the following table:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Wealth Solutions						
Advisory and R&A	$	525	$	650	$	625
Distribution and shareholder servicing		116		207		249
Investment Management						
Advisory, asset management and R&A		826		834		724
Distribution and shareholder servicing		145		183		150
Health Solutions						
R&A		17		16		—
Corporate						
R&A		62		94		2
Total financial services revenue	$	1,691	$	1,984	$	1,750
Revenue from other sources[1]		188		422		685
Total Fee income and Other revenue	$	1,879	$	2,406	$	2,435

[1]Primarily consists of revenue from insurance contracts and financial instruments.

For the years ended December 31, 2022, 2021 and 2020, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods. Receivables of $299 and $268 are included in Other assets on the Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively.

Income Taxes

The Company's provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction, tax credits and non-controlling interest. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return. Current income tax receivable or payable is recognized within Other assets or Other liabilities, respectively, in the Consolidated Balance Sheets.

Temporary differences between the Company's financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies we would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and Contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded in Premiums receivable and reinsurance recoverable or Other liabilities, as appropriate, on the Consolidated Balance Sheets.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets.

As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Operating expenses in the Consolidated Statements of Operations, as appropriate.

Short-duration: For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Consolidated Statements of Operations and Other assets on the Consolidated Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

For retroactive reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid in excess of the related insurance liabilities ceded are recognized immediately as a loss. Any gains on such retroactive agreements are deferred in Other liabilities and amortized over the remaining life of the underlying contracts.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Reinsurance recoverable and deposit asset balances are reported net of the allowance for credit losses in the Company's Consolidated Balance Sheets. Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of capital market factors, counterparty financial information and ratings, and reinsurance agreement-specific risk characteristics such as collateral type, collateral size, and covenant strength.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The allowance for credit losses is a valuation account that is deducted from the reinsurance recoverable balance to present the net amount expected to be collected on the reinsurance recoverable. The change in the allowance for credit losses is recorded in Policyholder benefits in the Consolidated Statements of Operations.

Current reinsurance recoverable balances deemed probable of recovery and payable balances under reinsurance agreements are included in Premium receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded.

The Company has entered into coinsurance funds withheld reinsurance arrangements that contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld payable under the agreements.

Employee Benefits Plans

The Company sponsors and/or administers various plans that provide defined benefit pension and other postretirement benefit plans covering eligible employees, sales representatives and other individuals. The plans are generally funded through payments, determined by periodic actuarial calculations, to trustee-administered funds.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans and the accumulated postretirement benefit obligation ("APBO") for other postretirement plans on the Consolidated Balance Sheets.

Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost and expected return on plan assets for a particular year and is included in Operating expenses in the Consolidated Statements of Operations. The obligations and expenses associated with these plans require use of assumptions, such as discount rate, expected rate of return on plan assets, rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as historical performance of the plan and its assets, currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Differences between the expected return and the actual return on plan assets and actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

For postretirement healthcare and other benefits to retirees, the expected costs of these benefits are accrued in Other liabilities over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Share-based Compensation

The Company grants certain employees and directors share-based compensation awards under various plans. Share-based compensation plans are subject to certain vesting conditions. The Company measures the cost of its share-based awards at their grant date fair value, which in the case of restricted stock units ("RSUs ") and performance share units ("PSUs"), is based upon the market value of the Company's common stock on the date of grant. The Company grants certain PSU awards, which are subject to attainment of specified total shareholder return ("TSR") targets relative to a specified peer group. The number of TSR-based PSU awards expected to be earned, based on achievement of the market condition, is factored into the grant date

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Monte Carlo valuation for the award. Fair value of stock options is determined using a Black-Scholes options valuation methodology. Compensation expense is principally related to the granting of performance share units, restricted stock units and stock options and is recognized in Operating expenses in the Consolidated Statements of Operations over the requisite service period. The majority of awards granted are provided in the first quarter of each year. The Company includes estimated forfeitures in the calculation of share-based compensation expense.

The liability related to cash-settled awards is recorded within Other liabilities on the Consolidated Balance Sheets. Unlike equity-settled awards, which have a fixed grant-date fair value, the fair value of unvested cash-settled awards is remeasured at the end of each reporting period until the awards vest.

All excess tax benefits and tax deficiencies related to share-based compensation are reported in Net income (loss).

Earnings per Common Share

Basic earnings per common share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS is computed assuming the issuance of nonvested shares, restricted stock units, stock options, performance share units and warrants using the treasury stock method. Basic and diluted earnings per share are calculated using unrounded, actual amounts. Under the treasury stock method, the Company utilizes the average market price to determine the amount of cash that would be available to repurchase shares if the common shares vested. The net incremental share count issued represents the potential dilutive or anti-dilutive securities.

For any period where a loss from continuing operations available to common shareholders is experienced, shares used in the diluted EPS calculation represent basic shares, as using diluted shares would be anti-dilutive to the calculation.

Treasury Stock

All amounts paid to repurchase common stock are recorded as Treasury stock on the Consolidated Balance Sheets. When Treasury stock is retired and the purchase price is greater than par, an excess of purchase price over par is allocated between additional paid-in capital and retained earnings (deficit). Shares that are retired are determined on a FIFO basis.

Consolidation and Noncontrolling Interests

In the normal course of business, the Company invests in, provides investment management services to, and has transactions with, various CLO entities, private equity funds, real estate funds, funds-of-hedge funds, single strategy hedge funds, insurance entities, securitizations and other investment entities. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs, and the consolidation guidance requires an assessment involving judgments and analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management and performance related fees), would give it a controlling financial interest.

The Company consolidates entities in which it, directly or indirectly, is determined to have a controlling financial interest. Consolidation conclusions are reviewed quarterly to identify whether any reconsideration events have occurred.
- VIEs: The Company consolidates VIEs for which it is the primary beneficiary at the time it becomes involved with a VIE. An entity is a VIE if it has equity investors who, as a group, lack the characteristics of a controlling financial interest or it does not have sufficient equity at risk to finance its expected activities without additional subordinated financial support from other parties. The primary beneficiary (a) has the power to direct the activities of the entity that most significantly impact the entity's economic performance and (b) has the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity.
- VOEs: For entities determined not to be VIEs, the Company consolidates entities in which it holds greater than 50% of the voting interest, or, for limited partnerships, when the Company owns a majority of the limited partnership's kick-out rights through voting interests.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Noncontrolling interest represents the interests of shareholders, other than the Company, in consolidated entities. In the Consolidated Statements of Operations, Net income (loss) attributable to noncontrolling interest represents such shareholders' interests in the earnings and losses of those entities, or the attribution of results from consolidated VIEs or VOEs to which the Company is not economically entitled.

The Company has a redeemable noncontrolling interest associated with Allianz's 24% economic stake in VIM Holdings. This redeemable noncontrolling interest has been classified as Mezzanine equity because in the event of a change in control of the Company, which is not solely within the control of the Company, the redeemable noncontrolling interest could become redeemable for cash or other assets at the option of the holder. A change in control of the Company is not considered probable as of December 31, 2022; therefore, the redeemable noncontrolling interest has not been remeasured to its redemption value.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new Accounting Standard Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB") and the impact of the adoption on the Company's financial statements:

Standard	Description of Requirements	Effective Date and Method of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2020-04, Reference Rate Reform	This standard, issued in March 2020, provides temporary optional expedients and exceptions for applying U.S. GAAP principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.	The amendments were effective as of March 12, 2020, the issuance date of the ASU. An entity may elect to apply the amendments prospectively through December 31, 2024.	In the fourth quarter of 2022, the Company elected to apply the optional expedient provided in ASU 2020-04 for qualifying contract modifications. To date, the adoption of the guidance has not had a material impact on the Company's financial condition and results of operations. The Company will continue to evaluate the impacts of reference rate reform on contract modifications and hedging relationships as transition progresses.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. In addition, the FASB issued various amendments during 2018, 2019, and 2020 to clarify the provisions of ASU 2016-13.	January 1, 2020, using the modified retrospective method for financial assets measured at amortized cost and the prospective method for available-for-sale debt securities.	The Company recorded a $33 decrease, net of tax, to Unappropriated retained earnings as of a January 1, 2020 for the cumulative effect of adopting ASU 2016-13. The combined transition adjustment for continuing and discontinued operations includes recognition of an allowance for credit losses of $19 related to mortgage loans and $28 related to reinsurance recoverables, net of the effect of DAC/VOBA of $5 and deferred income taxes of $9. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2016-13. (See the Significant Accounting Policies section.)

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

The following table provides a description of future adoptions of new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective Date and Transition Provisions	Effect on the Financial Statements or Other Significant Matters
ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This standard, issued in June 2022, clarifies that contractual restrictions on equity security sales are not considered part of the security unit of account and, therefore, are not considered in measuring fair value. In addition, the restrictions cannot be recognized and measured as separate units of account. Disclosures on such restrictions are also required.	The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and are required to be applied prospectively, with any adjustments from the adoption recognized in earnings and disclosed.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2022-03.
ASU 2022-02, Troubled Debt Restructurings ("TDRs") and Vintage Disclosures	This standard, issued in March 2022, eliminates the accounting guidance on troubled debt restructurings for creditors, requires enhanced disclosures for creditors about loan modifications when a borrower is experiencing financial difficulty, and requires public business entities to include current-period gross write-offs in the vintage disclosure tables.	The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Entities have the option to apply the amendments involving the recognition and measurement of TDRs using a modified retrospective transition method; the other amendments are required to be applied prospectively.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2022-02.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective Date and Transition Provisions	Effect on the Financial Statements or Other Significant Matters
ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts	This standard, issued in August 2018, changes the measurement and disclosures of insurance liabilities and DAC for long-duration contracts issued by insurers. In addition to expanded disclosures, the standard's requirements include: • Annual review and, if necessary, update of cash flow assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts. The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of Operations in the period in which the update is made. The rate used to discount these liabilities will be required to be updated quarterly, with related changes in the liability recorded in AOCI. • Fair value measurement of contract guarantee features qualifying as Market Risk Benefits ("MRB"), with changes in fair value recognized in the Statement of Operations, except for changes in the instrument-specific credit risk, which will be recorded in AOCI.	The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. For market risk benefits, full retrospective application is required.	Evaluation of the implications of these requirements and related potential financial statement impacts is continuing, in accordance with an established governance framework and implementation plan, which includes design and testing of internal controls related to new processes. The Company has elected to apply a modified retrospective transition method for the liability for future policy benefits and DAC. The Company expects the January 1, 2021 transition impact will increase Total shareholders' equity by approximately $0.2 billion, primarily driven by a positive impact to AOCI resulting from the reversal of DAC, VOBA, and other adjustment balances of approximately $1.3 billion after tax, offset by an unfavorable impact to AOCI of approximately $1.0 billion after tax resulting from the remeasurement of Future policy benefits and Reinsurance recoverable using January 1, 2021 discount rates. The expected transition effect on Total shareholders' equity will also include an unfavorable impact on Retained earnings (deficit) of approximately $0.1 billion after tax associated with the establishment of MRB liabilities related to guaranteed minimum benefits on certain deferred annuity contracts. The majority of the ASU 2018-12 transition impact of approximately $1.0 billion associated with Future policy benefits and Reinsurance recoverable and approximately 50% of the $0.1 billion transition impact associated with the establishment of MRB liabilities are related to business that was reinsured to Resolution Life US in January 2021.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective Date and Transition Provisions	Effect on the Financial Statements or Other Significant Matters
	• Amortization of DAC on a constant level basis over the expected term of the contracts, without reference to revenue or profitability. Elimination of adjustments in AOCI related to DAC and balances amortized on a basis consistent with DAC. DAC will no longer be subjected to loss recognition testing. Insurance entities may make an accounting policy election to exclude contracts that meet certain criteria from application of the amendments in ASU 2018-12 when those contracts have been derecognized because of a sale or disposal of a legal entity before the effective date of ASU 2018-12.		The ultimate effects the standard will have on the financial statements are highly dependent on policyholder behavior, actuarial assumptions and macroeconomic conditions, particularly interest rates and spreads, which may materially change ASU 2018-12-related equity impacts in periods subsequent to transition. The Company estimates the impact of ASU 2018-12 will shift to a reduction of Total shareholders' equity of between $1.1 billion to $1.3 billion as of September 30, 2022. The change from transition is primarily related to a negative impact in AOCI of approximately $2.0 billion resulting from the reversal of DAC, VOBA, and other adjustment balances, which have declined significantly since January 2021 due to increases in interest rates and spreads. While rising interest rates since January 1, 2021 will result in a less unfavorable impact on AOCI due to remeasurement of the liability for Future policy benefits, this will be materially offset by the impact from remeasurement of Reinsurance recoverable. Voya intends to elect the option to exclude contracts derecognized through the sale of SLD to Resolution Life US in January 2021 from its application of the amendments in ASU 2018-12.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Discontinued Operations

As noted in the *Business, Basis of Presentation and Significant Accounting Policies Note*, on January 4, 2021, the Company sold several of its subsidiaries and the related Individual Life and fixed and variable annuities businesses within these subsidiaries to Resolution Life US pursuant to the Resolution MTA entered into on December 18, 2019.

The Company determined that the entities disposed of met the criteria to be classified as discontinued operations, and that the sale represented a strategic shift that had a major effect on the Company's operations. Income (loss) from discontinued operations, net of tax, for the year ended December 31, 2021 included a reduction to loss on sale, net of tax of $12 associated with the transaction. The final loss on sale, net of tax as of December 31, 2021 was $1,454.

Subsequent to the close of the transaction, the Company incurred loss recognition of $523, which is inclusive of $302 of DAC/VOBA write down and $221 of premium deficiency reserve. The DAC/VOBA write down and the premium deficiency reserve were recorded in Net amortization of DAC/VOBA and Policyholder benefits, respectively, in the Consolidated Statements of Operations for the year ended December 31, 2021. Furthermore, the Company reversed $913 of Additional other comprehensive income, net of tax, that was previously recorded and related to the entities sold.

As a result of the annual review of assumptions completed in the third quarter of 2021, the Company recorded loss recognition of $136 for DAC/VOBA and established premium deficiency reserves of $225, of which $217 million was ceded. Loss recognition related to DAC/VOBA and premium deficiency reserves were associated with divested businesses and recorded in Net amortization of DAC/VOBA and Policyholder benefits, respectively in the Consolidated Statements of Operations for the year ended December 31, 2021.

The following table summarizes the components of Income (loss) from discontinued operations, net of tax related to the Individual Life Transaction for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		
	2021		2020
Revenues:			
Net investment income	$ —	$	669
Fee income	—		778
Premiums	—		26
Net gains (losses)	—		27
Other revenue	—		(16)
Total revenues	—		1,484
Benefits and expenses:			
Interest credited and other benefits to contract owners/policyholders	—		1,225
Operating expenses	—		147
Net amortization of Deferred policy acquisition costs and Value of business acquired	—		238
Interest expense	—		6
Total benefits and expenses	—		1,616
Income (loss) from discontinued operations before income taxes	—		(132)
Income tax expense (benefit)	—		(29)
Loss on sale, net of tax	12		(316)
Income (loss) from discontinued operations, net of tax	$ 12	$	(419)

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3. Investments (excluding Consolidated Investment Entities)

Fixed Maturities

Available-for-sale and fair value option ("FVO") fixed maturities were as follows as of December 31, 2022:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	Allowance for credit losses
Fixed maturities:						
U.S. Treasuries	$ 590	$ 12	$ 21	$ —	$ 581	$ —
U.S. Government agencies and authorities	58	3	2	—	59	—
State, municipalities and political subdivisions	978	1	134	—	845	—
U.S. corporate public securities	9,343	97	1,239	—	8,201	—
U.S. corporate private securities	5,087	14	409	—	4,692	—
Foreign corporate public securities and foreign governments[1]	3,343	18	403	—	2,949	9
Foreign corporate private securities[1]	3,254	7	225	—	3,034	2
Residential mortgage-backed securities	4,230	34	290	3	3,977	—
Commercial mortgage-backed securities	4,466	2	585	—	3,883	—
Other asset-backed securities	2,307	3	173	—	2,136	1
Total fixed maturities, including securities pledged	33,656	191	3,481	3	30,357	12
Less: Securities pledged	1,303	3	144	—	1,162	—
Total fixed maturities	$ 32,353	$ 188	$ 3,337	$ 3	$ 29,195	$ 12

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Net gains (losses) in the Consolidated Statements of Operations.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2021:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	Allowance for credit losses
Fixed maturities:						
U.S. Treasuries	$ 764	$ 239	$ —	$ —	$ 1,003	$ —
U.S. Government agencies and authorities	69	12	—	—	81	—
State, municipalities and political subdivisions	1,000	112	1	—	1,111	—
U.S. corporate public securities	10,402	1,580	41	—	11,941	—
U.S. corporate private securities	4,889	459	23	—	5,325	—
Foreign corporate public securities and foreign governments[1]	3,373	368	18	—	3,723	—
Foreign corporate private securities[1]	3,320	238	1	—	3,501	56
Residential mortgage-backed securities	4,183	139	31	12	4,302	1
Commercial mortgage-backed securities	4,032	173	22	—	4,183	—
Other asset-backed securities	2,069	25	12	—	2,081	1
Total fixed maturities, including securities pledged	34,101	3,345	149	12	37,251	58
Less: Securities pledged	1,091	107	—	—	1,198	—
Total fixed maturities	$ 33,010	$ 3,238	$ 149	$ 12	$ 36,053	$ 58

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Net gains (losses) in the Consolidated Statements of Operations.

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2022, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 772	$ 763
After one year through five years	4,202	3,983
After five years through ten years	4,420	4,117
After ten years	13,259	11,498
Mortgage-backed securities	8,696	7,860
Other asset-backed securities	2,307	2,136
Fixed maturities, including securities pledged	$ 33,656	$ 30,357

As of December 31, 2022 and 2021, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's Total shareholders' equity.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2022				
Communications	$ 1,156	$ 16	$ 130	$ 1,042
Financial	4,153	31	491	3,693
Industrial and other companies	8,379	26	953	7,452
Energy	1,979	39	160	1,858
Utilities	3,664	21	355	3,330
Transportation	1,165	2	128	1,039
Total	$ 20,496	$ 135	$ 2,217	$ 18,414
December 31, 2021				
Communications	$ 1,261	$ 238	$ 3	$ 1,496
Financial	3,752	394	13	4,133
Industrial and other companies	9,600	1,058	32	10,626
Energy	1,907	314	18	2,203
Utilities	3,782	499	11	4,270
Transportation	1,130	93	1	1,222
Total	$ 21,432	$ 2,596	$ 78	$ 23,950

The Company invests in various categories of collateralized mortgage obligations (CMOs), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2022 and 2021, approximately 41.6% and 40.6%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2022 and 2021, the Company did not have any securities pledged in dollar rolls or reverse repurchase agreements. As of December 31, 2022, the carrying value of securities pledged and obligation to repay loans related to repurchase agreement transactions was $113, and included in Securities pledged and Payables under securities loan and repurchase agreements, including collateral held, respectively, on the Consolidated Balance Sheets. As of December 31, 2021, the carrying value of securities pledged and obligation to repay loans related to repurchase agreement transactions were $105. Securities pledged related to repurchase agreements are comprised of asset-backed securities and other collateral types.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Pledged

The Company engages in securities lending whereby the initial collateral is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in high quality liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss. As of December 31, 2022 and 2021, the fair value of loaned securities was $907 and $969, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2022 and 2021, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $807 and $884, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2022 and 2021, liabilities to return collateral of $807 and $884, respectively, are included in Payables under securities loan and repurchase agreements, including collateral held on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2022 and 2021, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $135 and $117, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

	December 31, 2022	December 31, 2021
U.S. Treasuries	$ 53	$ 42
U.S. Government agencies and authorities	—	3
U.S. corporate public securities	604	599
Foreign corporate public securities and foreign governments	285	357
Payables under securities loan agreements	$ 942	$ 1,001

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Allowance for credit losses

The following table presents a rollforward of the allowance for credit losses on available-for-sale fixed maturity securities for the period presented:

	Year Ended December 31, 2022				
	Residential mortgage-backed securities	Foreign corporate public securities and foreign governments	Foreign corporate private securities	Other asset-backed securities	Total
Balance as of January 1	$ 1	$ —	$ 56	$ 1	$ 58
Credit losses on securities for which credit losses were not previously recorded	—	9	—	—	9
Reductions for securities sold during the period	—	—	(57)	—	(57)
Increase (decrease) on securities with allowance recorded in previous period	(1)	—	3	—	2
Balance as of December 31	$ —	$ 9	$ 2	$ 1	$ 12

	Year Ended December 31, 2021				
	Residential mortgage-backed securities	Commercial mortgage-backed securities	Foreign corporate private securities	Other asset-backed securities	Total
Balance as of January 1	$ 2	$ 1	$ 15	$ 8	$ 26
Credit losses on securities for which credit losses were not previously recorded	1	—	40	—	41
Reductions for securities sold during the period	—	(1)	—	—	(1)
Increase (decrease) on securities with allowance recorded in previous period	(2)	—	1	(7)	(8)
Balance as of December 31	$ 1	$ —	$ 56	$ 1	$ 58

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

The following table presents available-for-sale fixed maturities, including securities pledged, for which an allowance for credit losses has not been recorded by market sector and duration as of the date December 31, 2022:

	Twelve Months or Less Below Amortized Cost			More Than Twelve Months Below Amortized Cost			Total		
	Fair Value	Unrealized Capital Losses	Number of securities	Fair Value	Unrealized Capital Losses	Number of securities	Fair Value	Unrealized Capital Losses	Number of securities
U.S. Treasuries	$ 197	$ 19	19	$ 9	$ 2	7	$ 206	$ 21	26
U.S. Government agencies and authorities	21	2	2	—	—	—	21	2	2
State, municipalities and political subdivisions	751	121	284	30	13	17	781	134	301
U.S. corporate public securities	5,479	792	1,054	1,137	447	347	6,616	1,239	1,401
U.S. corporate private securities	3,569	322	375	458	87	32	4,027	409	407
Foreign corporate public securities and foreign governments	2,050	260	371	391	143	97	2,441	403	468
Foreign corporate private securities	2,728	211	217	65	14	6	2,793	225	223
Residential mortgage-backed	1,538	128	536	562	162	283	2,100	290	819
Commercial mortgage-backed	2,628	390	441	1,133	195	207	3,761	585	648
Other asset-backed	1,430	104	334	578	69	191	2,008	173	525
Total	$20,391	$ 2,349	3,633	$4,363	$ 1,132	1,187	$24,754	$ 3,481	4,820

The Company concluded that an allowance for credit losses was unnecessary for these securities because the unrealized losses are interest rate related.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents available-for-sale fixed maturities, including securities pledged, for which an allowance for credit losses has not been recorded by market sector and duration as of December 31, 2021:

	Twelve Months or Less Below Amortized Cost			More Than Twelve Months Below Amortized Cost			Total		
	Fair Value	Unrealized Capital Losses	Number of Securities	Fair Value	Unrealized Capital Losses	Number of Securities	Fair Value	Unrealized Capital Losses	Number of Securities
U.S. Treasuries	$ 16	$ — *	8	$ 12	$ — *	2	$ 28	$ — *	10
State, municipalities and political subdivisions	58	1	22	—	—	—	58	1	22
U.S. corporate public securities	1,425	35	292	115	6	119	1,540	41	411
U.S. corporate private securities	447	5	34	122	18	9	569	23	43
Foreign corporate public securities and foreign governments	534	16	97	28	2	14	562	18	111
Foreign corporate private securities	70	1	7	11	— *	1	81	1	8
Residential mortgage-backed	704	18	244	294	13	116	998	31	360
Commercial mortgage-backed	1,137	12	191	228	10	32	1,365	22	223
Other asset-backed	922	8	221	98	4	56	1,020	12	277
Total	$5,313	$ 96	1,116	$ 908	$ 53	349	$6,221	$ 149	1,465

*Less than $1

Based on the Company's quarterly evaluation of its securities in an unrealized loss position, described below, the Company concluded that these securities were not impaired as of December 31, 2022. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

Gross unrealized capital losses on fixed maturities, including securities pledged, increased $3,332 from $149 to $3,481 for the year ended December 31, 2022. The increase in unrealized losses was driven primarily by sharply higher interest rates across the yield curve and moderately wider credit spreads.

As of December 31, 2022, $7 of the total $3,481 of gross unrealized losses were from 10 available-for-sale fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for 12 months or greater.

Evaluating Securities for Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, in accordance with its impairment policy in order to evaluate whether such investments are impaired.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's intent impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2022		2021		2020	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
State, municipalities and political subdivisions	$ —	—	$ —	—	$ — *	13
U.S. corporate public securities	—	—	—	—	32	83
U.S. corporate private securities	—	—	—	—	1	9
Foreign corporate public securities and foreign governments[1]	— *	1	—	—	4	40
Foreign corporate private securities[1]	—	—	—	—	8	17
Residential mortgage-backed	22	92	2	17	7	60
Commercial mortgage-backed	1	3	— *	1	28	129
Other asset-backed	—	—	—	—	1	75
Total	$ 23	96	$ 2	18	$ 81	426

[1] Primarily U.S. dollar denominated.
* Less than $1

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2022, the Company had no new commercial mortgage loan troubled debt restructurings. For the year ended December 31, 2022, the Company had six new private placement troubled debt restructurings with a pre and post modification carrying value of $102 and $75, respectively. For the year ended December 31, 2021, the Company had one commercial mortgage loan troubled debt restructuring with a pre and post modification carrying value of $5. For the year ended December 31, 2021, the Company did not have any private placement troubled debt restructurings.

As of December 31, 2022 and 2021, the Company did not have any private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2022 and 2021, the Company did not have any commercial mortgage loans modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

loans based on relevant current information including a review of loan-specific performance, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following tables present commercial mortgage loans by year of origination and LTV ratio as of the dates indicated. The information is updated as of December 31, 2022 and 2021, respectively.

	As of December 31, 2022					
	Loan-to-Value Ratios					
Year of Origination	**0% - 50%**	**>50% - 60%**	**>60% - 70%**	**>70% - 80%**	**>80% and above**	**Total**
2022	$ 250	$ 320	$ 65	$ —	$ —	$ 635
2021	240	272	255	10	—	777
2020	119	209	25	10	—	363
2019	227	94	29	—	—	350
2018	163	41	2	—	—	206
2017	617	201	3	—	—	821
2016 and prior	1,989	281	23	—	—	2,293
Total	$ 3,605	$ 1,418	$ 402	$ 20	$ —	$ 5,445

	As of December 31, 2021					
	Loan-to-Value Ratios					
Year of Origination	**0% - 50%**	**>50% - 60%**	**>60% - 70%**	**>70% - 80%**	**>80% and above**	**Total**
2021	$ 269	$ 315	$ 201	$ —	$ —	$ 785
2020	140	240	77	—	—	457
2019	201	192	69	—	—	462
2018	169	50	2	—	—	221
2017	656	214	4	—	—	874
2016 and prior	2,220	584	24	—	—	2,828
Total	$ 3,655	$ 1,595	$ 377	$ —	$ —	$ 5,627

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and DSC ratio as of the dates indicated. The information is updated as of December 31, 2022 and 2021, respectively.

Year of Origination	As of December 31, 2022				
	Debt Service Coverage Ratios				
	>1.5x	>1.25x - 1.5x	>1.0x - 1.25x	<1.0x	Total*
2022	$ 331	$ 100	$ 181	$ 23	$ 635
2021	273	33	269	202	777
2020	259	11	11	82	363
2019	222	54	67	7	350
2018	128	27	51	—	206
2017	487	79	79	176	821
2016 and prior	1,685	375	147	86	2,293
Total	$ 3,385	$ 679	$ 805	$ 576	$ 5,445

*No commercial mortgage loans were secured by land or construction loans

Year of Origination	As of December 31, 2021				
	Debt Service Coverage Ratios				
	>1.5x	>1.25x - 1.5x	>1.0x - 1.25x	<1.0x	Total*
2021	$ 652	$ 27	$ 38	$ 68	$ 785
2020	396	21	34	6	457
2019	278	49	108	27	462
2018	131	5	54	31	221
2017	414	156	111	193	874
2016 and prior	2,237	242	242	107	2,828
Total	$ 4,108	$ 500	$ 587	$ 432	$ 5,627

*No commercial mortgage loans were secured by land or construction loans

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the commercial mortgage loans by year of origination and U.S. region as of the dates indicated. The information is updated as of December 31, 2022 and 2021, respectively.

As of December 31, 2022

U.S. Region

Year of Origination	Pacific	South Atlantic	Middle Atlantic	West South Central	Mountain	East North Central	New England	West North Central	East South Central	Total
2022	$ 140	$ 129	$ 48	$ 98	$ 114	$ 82	$ 4	$ 1	$ 19	$ 635
2021	99	72	134	143	112	138	9	48	22	777
2020	74	170	18	16	12	39	—	7	27	363
2019	58	106	10	77	46	5	14	13	21	350
2018	50	62	55	10	14	10	—	5	—	206
2017	123	91	323	135	53	55	5	36	—	821
2016 and prior	654	532	436	113	174	202	44	113	25	2,293
Total	$ 1,198	$ 1,162	$ 1,024	$ 592	$ 525	$ 531	$ 76	$ 223	$ 114	$ 5,445

As of December 31, 2021

U.S. Region

Year of Origination	Pacific	South Atlantic	Middle Atlantic	West South Central	Mountain	East North Central	New England	West North Central	East South Central	Total
2021	$ 98	$ 79	$ 143	$ 137	$ 110	$ 140	$ 9	$ 47	$ 22	$ 785
2020	84	187	31	35	39	39	3	14	25	457
2019	59	145	14	130	47	17	15	13	22	462
2018	54	68	59	10	14	10	—	6	—	221
2017	128	94	360	139	56	56	5	36	—	874
2016 and prior	718	617	590	159	256	239	71	142	36	2,828
Total	$ 1,141	$ 1,190	$ 1,197	$ 610	$ 522	$ 501	$ 103	$ 258	$ 105	$ 5,627

The following tables present the commercial mortgage loans by year of origination and property type as of the dates indicated. The information is updated as of December 31, 2022 and 2021, respectively.

As of December 31, 2022

Property Type

Year of Origination	Retail	Industrial	Apartments	Office	Hotel/Motel	Other	Mixed Use	Total
2022	$ 79	$ 255	$ 247	$ 34	$ 10	$ 10	$ —	$ 635
2021	37	168	420	125	—	18	9	777
2020	58	61	93	151	—	—	—	363
2019	46	85	165	40	14	—	—	350
2018	37	84	56	12	—	17	—	206
2017	106	390	178	144	3	—	—	821
2016 and prior	782	367	501	369	66	156	52	2,293
Total	$ 1,145	$ 1,410	$ 1,660	$ 875	$ 93	$ 201	$ 61	$ 5,445

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year of Origination	Retail		Industrial		Apartments		Office		Hotel/Motel		Other		Mixed Use		Total	
						As of December 31, 2021										
						Property Type										
2021	$	39	$	185	$	405	$	129	$	—	$	18	$	9	$	785
2020		58		90		140		169		—		—		—		457
2019		46		96		211		82		27		—		—		462
2018		38		88		57		16		4		18		—		221
2017		110		417		195		149		3		—		—		874
2016 and prior		936		566		576		398		93		205		54		2,828
Total	$	1,227	$	1,442	$	1,584	$	943	$	127	$	241	$	63	$	5,627

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2022	December 31, 2021
Allowance for credit losses, balance at January 1	$ 15	$ 89
Credit losses on mortgage loans for which credit losses were not previously recorded	3	1
Change in allowance due to transfer of loans from Voya Reinsurance portfolios to Resolution	—	(14)
Increase (decrease) on mortgage loans with allowance recorded in previous period	—	(61)
Provision for expected credit losses	18	15
Write-offs	—	—
Recoveries of amounts previously written off	—	—
Allowance for credit losses, balance at December 31	$ 18	$ 15

The following table presents past due commercial mortgage loans as of the dates indicated:

	December 31, 2022	December 31, 2021
Delinquency:		
Current	$ 5,445	$ 5,627
30-59 days past due	—	—
60-89 days past due	—	—
Greater than 90 days past due	—	—
Total	$ 5,445	$ 5,627

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. As of December 31, 2022 and 2021, the Company had no commercial mortgage loans in non-accrual status. There was no interest income recognized on loans in non-accrual status for the years ended December 31, 2022 and 2021.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

		Year Ended December 31,				
		2022		**2021**		**2020**
Fixed maturities	$	1,940	$	1,996	$	2,401
Equity securities		12		20		14
Mortgage loans on real estate		237		247		295
Policy loans		21		23		45
Short-term investments and cash equivalents		13		8		4
Limited partnerships and other		118		548		223
Gross investment income		2,341		2,842		2,982
Less: Investment expenses		60		68		73
Net investment income	$	2,281	$	2,774	$	2,909

As of December 31, 2022, the Company had $11 investments in fixed maturities that did not produce net investment income. For the year ended December 31, 2021, the Company had no investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Gains (Losses)

Net gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related impairment of investments. Net gains (losses) are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Net gains (losses) also include changes in fair value of trading debt securities and changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

Net gains (losses) were as follows for the periods indicated:

		Year Ended December 31,				
		2022		**2021**		**2020**
Fixed maturities, available-for-sale, including securities pledged	$	(30)	$	1,791	$	(17)
Fixed maturities, at fair value option		(920)		(717)		(235)
Equity securities, at fair value		(39)		9		10
Derivatives		305		19		(7)
Embedded derivatives - fixed maturities		(9)		(8)		1
Guaranteed benefit derivatives		3		45		(34)
Mortgage loans		—		182		(75)
Other investments		5		102		(8)
Net gains (losses)	$	(685)	$	1,423	$	(365)

On June 1, 2021, the Company fully disposed of a 9.99% equity interest in VA Capital which was originally acquired as part of

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

a Master Transaction Agreement dated December 20, 2017, related to the sale of substantially all of our Closed Block Variable Annuity (CBVA) and Annuity business. The disposition resulted in a net realized gain of $95 reported as Net gains (losses) in the Consolidated Statements of Operations.

Proceeds from the sale of fixed maturities, available-for-sale, and equity securities and the related gross realized gains and losses, before tax, were as follows for the periods indicated:

	Year Ended December 31,		
	2022 [1]	2021	2020
Proceeds on sales	$ 5,448	$ 12,198	$ 2,456
Gross gains	100	1,769	151
Gross losses	109	9	81

[1] Decrease from prior year is the result of the transfer of assets to support the life reinsurance transaction with Resolution.

4. Derivative Financial Instruments

The Company primarily enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge of interest related risks within various Legacy Annuity and Retirement products. Total return swaps are also used as a hedge of other corporate liabilities. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic performance of assets or a market index and a fixed or variable funding multiplied by reference to an agreed upon notional amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilized these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2022			December 31, 2021		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Fair value hedges:						
Foreign exchange contracts	$ 81	$ —	$ 6	$ 94	$ 2	$ —
Cash flow hedges:						
Interest rate contracts	22	—	—	22	—	—
Foreign exchange contracts	718	71	2	683	16	16
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,304	341	376	13,382	147	209
Foreign exchange contracts	160	9	2	146	1	3
Equity contracts	248	1	1	299	4	2
Credit contracts	174	—	2	135	1	1
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments[2]	N/A	3	—	N/A	12	—
Within products[3]	N/A	—	24	N/A	—	47
Within reinsurance agreements[4]	N/A	95	46	N/A	—	196
Managed custody guarantees[3]	N/A	—	6	N/A	—	1
Total		$ 520	$ 465		$ 183	$ 475

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
[2] Included in Fixed maturities, available-for-sale, at fair value on the Consolidated Balance Sheets.
[3] Included in Future policy benefits on the Consolidated Balance Sheets.
[4] Included in Other liabilities, Other assets, and Premium receivable and reinsurance recoverable on the Consolidated Balance Sheets.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2022 and 2021. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts are presented in the tables below as of the dates indicated:

	December 31, 2022		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 174	$ —	$ 2
Equity contracts	201	1	1
Foreign exchange contracts	959	80	10
Interest rate contracts	13,328	339	376
		420	389
Counterparty netting[1]		(295)	(295)
Cash collateral netting[1]		(64)	(88)
Securities collateral netting[1]		(6)	(1)
Net receivables/payables		$ 55	$ 5

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2021		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 135	$ 1	$ 1
Equity contracts	239	4	2
Foreign exchange contracts	923	19	19
Interest rate contracts	12,003	147	209
		171	231
Counterparty netting[1]		(156)	(156)
Cash collateral netting[1]		(12)	(70)
Securities collateral netting[1]		(2)	(2)
Net receivables/payables		$ 1	$ 3

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan and repurchase agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets.

As of December 31, 2022, the Company held $56 and pledged $79 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2021, the Company held $17 and $71 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2022, the Company delivered $142 of securities and held $7 of securities as collateral. As of December 31, 2021, the Company delivered $124 of securities and held $2 securities as collateral.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives qualifying for hedge accounting on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income are as follows for the periods indicated:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Interest Rate Contracts	**Foreign Exchange Contracts**	**Interest Rate Contracts**	**Foreign Exchange Contracts**	**Interest Rate Contracts**	**Foreign Exchange Contracts**
Derivatives: Qualifying for hedge accounting						
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Net investment income	Net investment income and Net gains/ (losses)	Net investment income	Net investment income and Net gains/ (losses)	Net investment income	Net investment income and Net gains/ (losses)
Amount of Gain or (Loss) Recognized in Other Comprehensive Income	$ (2)	$ 70	$ (1)	$ 39	$ 1	$ (28)
Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income	—	11	—	4	—	8

The location and amount of gain (loss) recognized in the Consolidated Statements of Operations for derivatives qualifying for hedge accounting are as follows for the periods indicated:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	Net Investment Income	**Net gains/ (losses)**	**Net Investment Income**	**Net gains/ (losses)**	**Net Investment Income**	**Net gains/ (losses)**
Total amounts of line items presented in the statement of operations in which the effects of fair value or cash flow hedges are recorded	$ 2,281	$ (662)	$ 2,774	$ 1,425	$ 2,909	$ (284)
Derivatives: Qualifying for hedge accounting						
Fair value hedges:						
Foreign exchange contracts:						
Hedged items	—	(6)	—	(5)	—	—
Derivatives designated as hedging instruments[1]	—	7	—	5	—	—
Cash flow hedges:						
Foreign exchange contracts:						
Gain (loss) reclassified from accumulated other comprehensive income into income	11	—	9	(5)	11	(3)

[1] For the year ended December 31, 2022, $1 of the change in derivative instruments designated and qualifying as fair value hedges was excluded from the assessment of hedge effectiveness and recognized currently in earning. An immaterial portion of the change in derivative instruments designated and qualifying as fair value hedges was excluded from the assessment of hedge effectiveness and recognized currently in earnings for the year ended December 31, 2021. No portion of the change in derivative instruments designated and qualifying as fair value hedges were excluded from the assessment of hedge effectiveness and recognized currently in earnings for the year ended December 31, 2020.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives not designated as hedging instruments on the Consolidated Statements of Operations are as follows for the periods indicated:

	Location of Gain or (Loss) Recognized in Income on Derivative	Year Ended December 31,		
		2022	2021	2020
Derivatives: Non-qualifying for hedge accounting				
Interest rate contracts	Net gains (losses)	$ 334	$ 4	$ 4
Foreign exchange contracts	Net gains (losses)	(1)	(4)	(4)
Equity contracts	Net gains (losses)	(32)	17	(7)
Credit contracts	Net gains (losses)	(3)	2	4
Embedded derivatives and Managed custody guarantees:				
Within fixed maturity investments	Net gains (losses)	(9)	(8)	1
Within products	Net gains (losses)	24	33	(30)
Within reinsurance agreements[1]	Policyholder benefits	217	77	(24)
Managed custody guarantees	Net gains (losses)	(5)	3	(4)
Total		$ 525	$ 124	$ (60)

[1] For the years ended December 31, 2022 and 2021 , the amount excludes gains (losses) from standalone derivatives of $(12) and $2, respectively, that are recognized in Net gains (losses). For the year ended December 31, 2020, no gains (losses) from standalone derivatives were recognized.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Fair Value Measurements (excluding Consolidated Investment Entities)

Fair Value Measurement

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 433	$ 148	$ —	$ 581
U.S. Government agencies and authorities	—	58	1	59
State, municipalities and political subdivisions	—	845	—	845
U.S. corporate public securities	—	8,181	20	8,201
U.S. corporate private securities	—	2,891	1,801	4,692
Foreign corporate public securities and foreign governments[1]	—	2,946	3	2,949
Foreign corporate private securities[1]	—	2,602	432	3,034
Residential mortgage-backed securities	—	3,949	28	3,977
Commercial mortgage-backed securities	—	3,883	—	3,883
Other asset-backed securities	—	2,072	64	2,136
Total fixed maturities, including securities pledged	433	27,575	2,349	30,357
Equity securities	140	—	196	336
Derivatives:				
Interest rate contracts	2	339	—	341
Foreign exchange contracts	—	80	—	80
Equity contracts	—	1	—	1
Embedded derivative on reinsurance	—	95	—	95
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	2,430	24	—	2,454
Assets held in separate accounts	74,600	5,227	347	80,174
Total assets	$ 77,605	$ 33,341	$ 2,892	$ 113,838
Percentage of Level to total	68 %	29 %	3 %	100 %
Liabilities:				
Contingent consideration	—	—	112	112
Derivatives:				
Guaranteed benefit derivatives[2]	—	—	30	30
Other derivatives:				
Interest rate contracts	3	373	—	376
Foreign exchange contracts	—	10	—	10
Equity contracts	—	1	—	1
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	(12) [3]	58	46
Total liabilities	$ 3	$ 374	$ 200	$ 577

[1] Primarily U.S. dollar denominated.
[2] Includes GMWBL, GMWB, FIA, Stabilizer and MCGs.
[3] The Company classifies the embedded derivative within liabilities given the underlying nature of the balance and the right-of-offset.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 745	$ 258	$ —	$ 1,003
U.S. Government agencies and authorities	—	81	—	81
State, municipalities and political subdivisions	—	1,111	—	1,111
U.S. corporate public securities	—	11,925	16	11,941
U.S. corporate private securities	—	3,415	1,910	5,325
Foreign corporate public securities and foreign governments[1]	—	3,723	—	3,723
Foreign corporate private securities[1]	—	3,148	353	3,501
Residential mortgage-backed securities	—	4,259	43	4,302
Commercial mortgage-backed securities	—	4,183	—	4,183
Other asset-backed securities	—	2,037	44	2,081
Total fixed maturities, including securities pledged	745	34,140	2,366	37,251
Equity securities	37	—	203	240
Derivatives:				
Interest rate contracts	—	147	—	147
Foreign exchange contracts	—	19	—	19
Equity contracts	—	4	—	4
Credit contracts	—	1	—	1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	2,525	82	—	2,607
Assets held in separate accounts	94,943	5,174	316	100,433
Total assets	$ 98,250	$ 39,567	$ 2,885	$ 140,702
Percentage of Level to total	70 %	28 %	2 %	100 %
Liabilities:				
Contingent consideration	—	—	11	11
Derivatives:				
Guaranteed benefit derivatives[2]	—	—	48	48
Other derivatives:				
Interest rate contracts	—	209	—	209
Foreign exchange contracts	—	19	—	19
Equity contracts	—	2	—	2
Credit contracts	—	1	—	1
Embedded derivative on reinsurance	—	109	87	196
Total liabilities	$ —	$ 340	$ 146	$ 486

[1] Primarily U.S. dollar denominated.
[2] Includes GMWBL, GMWB, FIA, Stabilizer and MCGs.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation approaches and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

When available, the fair value of the Company's financial assets and liabilities are based on quoted prices of identical assets in active markets and therefore, reflected in Level 1. The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Level 2 and Level 3 equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR"), Overnight Index Swap ("OIS") rates, and Secured Overnight Financing Rate ("SOFR"). The Company uses SOFR discounting for valuations of interest rate derivatives; however, certain legacy positions may continue to be discounted on OIS. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Contingent consideration: The fair value of the contingent consideration liability associated with the Company's acquisitions uses unobservable inputs and as such are reported as Level 3. Unobservable inputs include projected revenues, duration of earnouts and other metrics as well as discount rate. Changes in the fair value of the contingent consideration are recorded in Operating expenses in the Company's Consolidated Statements of Operations.

Guaranteed benefit derivatives: The Company records reserves for annuity contracts containing GMWBL and GMWB riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The index-crediting feature in the Company's FIA contracts is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts for FIAs. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the Company's GMWBL, GMWB, FIA, and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the individual insurance subsidiary that issued the guarantee, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivative is based on market observable inputs and is classified as Level 2. The remaining derivative instruments are classified as Level 3 and are estimated using the income approach. The fair value is calculated by estimating future cash flows for a certain discrete projection period, estimating the terminal value, if appropriate, and discounting these amounts to present value at a rate of return that considers the relative risk of the cash flows and the time value of money.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2022

	Fair Value as of January 1	Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings[3]	Change In Unrealized Gains (Losses) Included in OCI[3]
Fixed maturities, including securities pledged:												
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1	$ —	$ —
U.S. corporate public securities	16	—	(1)	11	—	—	—	—	(6)	20	—	(1)
U.S. corporate private securities	1,910	(3)	(364)	342	—	—	(219)	145	(10)	1,801	(3)	(361)
Foreign corporate public securities and foreign governments[1]	—	—	—	3	—	—	—	—	—	3	—	—
Foreign corporate private securities[1]	353	(23)	(40)	158	—	—	(50)	148	(114)	432	(4)	(40)
Residential mortgage-backed securities	43	(20)	—	7	—	—	—	—	(2)	28	(20)	—
Other asset-backed securities	44	(1)	(4)	62	—	(29)	(8)	—	—	64	(1)	(4)
Total fixed maturities including securities pledged	2,366	(47)	(409)	583	—	(29)	(277)	294	(132)	2,349	(28)	(406)
Equity securities, at fair value	203	(34)	—	27	—	—	—	—	—	196	(34)	—
Contingent consideration	(11)	(2)	—	—	(99)	—	—	—	—	(112)	—	—
Derivatives:												
Guaranteed benefit derivatives[2][5]	(48)	19	—	1	(3)	—	1	—	—	(30)	—	—
Embedded derivatives on reinsurance	(87)	(12)	—	—	—	—	41	—	—	(58)	—	—
Assets held in separate accounts[4]	316	(35)	—	191	—	(27)	—	6	(104)	347	—	—

[1] Primarily U.S. dollar denominated

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Net gains (losses) in the Consolidated Statements of Operations.

[3] For financial instruments still held as of December 31 amounts are included in Net investment income and Net gains (losses) in the Consolidated Statements of Operations or Unrealized gains (losses) on securities in the Consolidated Statements of Comprehensive Income.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

[5] Includes GMWBL, GMWB, FIA, Stabilizer and MCGs.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year Ended December 31, 2021

	Fair Value as of January 1	Realized/ Unrealized Gains (Losses) Included in: Net Income	Realized/ Unrealized Gains (Losses) Included in: OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings[3]	Change In Unrealized Gains (Losses) Included in OCI[3]
Fixed maturities, including securities pledged:												
U.S. corporate public securities	$ 93	$ —	$ —	$ 12	$ —	$ —	$ (5)	$ 1	$ (85)	$ 16	$ —	$ —
U.S. corporate private securities	1,900	50	(124)	262	—	(346)	(253)	545	(124)	1,910	(1)	(123)
Foreign corporate private securities[1]	457	(29)	21	41	—	(81)	(56)	—	—	353	4	18
Residential mortgage-backed securities	43	(16)	(1)	24	—	(7)	—	2	(2)	43	(16)	(1)
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	61	—	(3)	16	—	(5)	(47)	22	—	44	—	(2)
Total fixed maturities including securities pledged	2,554	5	(107)	355	—	(439)	(361)	570	(211)	2,366	(13)	(108)
Fixed maturities, trading, at fair value	—	—	—	45	—	—	(45)	—	—	—	—	—
Equity securities, at fair value	172	12	—	225	—	(152)	(54)	—	—	203	—	—
Contingent consideration	—	—	—	—	(11)	—	—	—	—	(11)	—	—
Derivatives:												
Guaranteed benefit derivatives[2][5]	(84)	36	—	—	(3)	—	3	—	—	(48)	—	—
Other derivatives, net	1	—	—	—	—	—	(1)	—	—	—	—	(1)
Embedded derivatives on reinsurance	—	2	—	—	(89)	—	—	—	—	(87)	—	—
Assets held in separate accounts[4]	222	1	—	225	—	(13)	—	—	(119)	316	—	—

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Net gains (losses) in the Consolidated Statements of Operations.

(3) For financial instruments still held as of December 31 amounts are included in Net investment income and Net gains (losses) in the Consolidated Statements of Operations or Unrealized gains (losses) on securities in the Consolidated Statements of Comprehensive Income.

(4) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

(5) Includes GMWBL, GMWB, FIA, Stabilizer, and MCGs

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2022 and 2021, the transfers in and out of Level 3 for fixed maturities were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2022		December 31, 2021	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, including securities pledged	$ 30,357	$ 30,357	$ 37,251	$ 37,251
Equity securities	336	336	240	240
Mortgage loans on real estate	5,445	5,149	5,627	5,982
Policy loans	363	363	392	392
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	2,454	2,454	2,607	2,607
Derivatives	422	422	171	171
Embedded derivative on reinsurance	95	95	—	—
Other investments	68	68	79	79
Assets held in separate accounts	80,174	80,174	100,433	100,433
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	$ 35,707	$ 36,385	$ 35,334	$ 43,407
Funding agreements with fixed maturities	1,285	1,281	1,460	1,461
Supplementary contracts, immediate annuities and other	727	636	829	775
Derivatives:				
Guaranteed benefit derivatives[2]	30	30	48	48
Other derivatives	389	389	231	231
Embedded derivative on reinsurance	46	46	196	196
Short-term debt	141	142	1	1
Long-term debt	2,094	1,935	2,595	2,991

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Includes GMWBL, GMWB, FIA, Stabilizer and MCG.

The following table presents the classifications of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	**Classification**
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts and immediate annuities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

6. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC/VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2020	$ 1,762	$ 464	$ 2,226
Impact of ASU 2016-13	3	—	3
Deferrals of commissions and expenses	104	6	110
Amortization:			
Amortization, excluding unlocking [2]	(265)	(108)	(373)
Unlocking [1]	(27)	(118)	(145)
Interest accrued	118	48 [3]	166
Net amortization included in Consolidated Statements of Operations	(174)	(178)	(352)
Change in unrealized capital gains/losses on available-for-sale securities	(255)	(222)	(477)
Balance at December 31, 2020	1,440	70	1,510
Deferrals of commissions and expenses	98	6	104
Amortization:			
Amortization, excluding unlocking [2]	(641)	(277)	(918)
Unlocking [1]	(25)	9	(16)
Interest accrued	104	35 [3]	139
Net amortization included in Consolidated Statements of Operations	(562)	(233)	(795)
Change in unrealized capital gains/losses on available-for-sale securities [4]	241	318	559
Balance as of December 31, 2021 [5]	1,217	161	1,378
Deferrals of commissions and expenses	113	5	118
Amortization:			
Amortization, excluding unlocking [2]	(241)	(49)	(290)
Unlocking [1]	(21)	(5)	(26)
Interest accrued	97	32 [3]	129
Net amortization included in Consolidated Statements of Operations	(165)	(22)	(187)
Change in unrealized capital gains/losses on available-for-sale securities [4]	890	623	1,513
Balance as of December 31, 2022 [5]	$ 2,055	$ 767	$ 2,822

[1] Includes the impacts of annual review of assumptions which occur in the third quarter; and retrospective and prospective unlocking.

[2] There was no loss recognition during 2022 and 2020. During 2021, the Company recognized loss recognition of $351 and $87 for DAC and VOBA, respectively.

[3] Interest accrued at the following rates for VOBA: 3.5% to 7.2% during 2022, 2021, and 2020.

[4] Upon adoption of ASU 2018-12 on January 1, 2023, the unrealized capital gains (losses) on available for sale securities will be reversed as of January 1, 2021 transition date and in subsequent periods.

[5] As of December 31, 2022 and 2021, $1,878 and $430, respectively, of DAC/VOBA was subject to amortization in relation to the emergence of estimated gross profits, which was recorded in the Consolidated Balance Sheets.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year		Amount
2023	$	32
2024		30
2025		29
2026		27
2027		26

7. Reserves for Future Policy Benefits and Contract Owner Account Balances

Future policy benefits and contract owner account balances were as follows as of December 31, 2022 and 2021:

		2022		2021
Future policy benefits:				
Individual and group life insurance contracts	$	4,522	$	4,702
Product guarantees on universal life and deferred annuity contracts, and payout contracts with life contingencies		4,624		4,349
Accident and health		963		901
Total	$	10,109	$	9,952
Contract owner account balances:				
Universal life-type contracts	$	4,713	$	5,149
Fixed annuities and payout contracts without life contingencies		36,472		36,196
Funding agreements and other		1,279		1,461
Total	$	42,464	$	42,806

8. Guaranteed Benefit Features

The Company issued UL and VUL contracts where the Company contractually guaranteed to the contract owner a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"), and other provisions that would produce expected gains from the insurance benefit function followed by losses from that function in later years.

In addition, the Company's Stabilizer and MCG products have guaranteed credited rates. Credited rates are set either quarterly or annually. Most contracts have a zero percent minimum credited rate guarantee, although some contracts have minimum credited rate guarantees up to 1% and allow the contract holder to select either the market value of the account or the book value of the account at termination. The book value of the account is equal to deposits plus interest, less any withdrawals. The fair value is estimated using the income approach.

The Company has a small number of variable annuity policies that contain living benefit riders such as GMWB/GMWBL and GMIB and death benefit riders such as GMDB. These products include separate account options and guarantee the contract owner a return or withdrawal amount payable in conjunction with a specified event (ex. death, annuitization).

The Company's major source of income from guaranteed benefit features is the base contract mortality, expense and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The liabilities for UL contracts are recorded in the general account. The liabilities for VUL contracts are recorded in separate account liabilities. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities which are recorded on the Consolidated Balance Sheets in Future policy benefits.

The paid and incurred amounts were as follows for the years ended December 31, 2022, 2021 and 2020:

	UL and VUL[1]	Stabilizer and MCGs[2]	Other[3]
Separate account liability at December 31, 2022	$ 254	$ 40,738	$ 1,123
Separate account liability at December 31, 2021	$ 341	$ 43,352	$ 1,575
Additional liability balance:			
Balance at January 1, 2020	$ 394	$ 22	$ 35
Incurred guaranteed benefits	274	31	3
Paid guaranteed benefits	(207)	—	2
Balance at December 31, 2020	461	53	40
Incurred guaranteed benefits	(407)	(32)	(13)
Paid guaranteed benefits	(10)	(1)	(2)
Balance at December 31, 2021	44	20	25
Incurred guaranteed benefits	19	(14)	13
Paid guaranteed benefits	(10)	—	(2)
Balance at December 31, 2022	$ 53	$ 6	$ 36

[1] The additional liability balances as of December 31, 2022, 2021, 2020 and as of January 1, 2020 are presented net of reinsurance of $2,052, $1,669, $1,079 and $1,005, respectively.
[2] The Separate account liability at December 31, 2022 and 2021 includes $33.5 billion and $35.3 billion, respectively, of externally managed assets, which are not reported on the Company's Consolidated Balance Sheets.
[3] Includes GMDB/GMWBL/GMIB.

The net amount at risk for the secondary guarantees is equal to the current death benefit in excess of the account values. The general and separate account values, net amount at risk and the weighted average attained age of contract owners by type of minimum guaranteed benefit for UL and VUL contracts were as follows as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	Secondary Guarantees	Secondary Guarantees
UL and VUL Contracts: [1]		
Account value (general and separate account)	$ 1,389	$ 1,524
Net amount at risk	4,533	4,696
Weighted average attained age	73	72

[1] There were no Paid-up Guarantees as of December 31, 2022 and 2021.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Account balances of contracts with guarantees invested in variable separate accounts were as follows as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Equity securities (including mutual funds):		
Equity funds	$ 1,420	$ 2,068
Bond funds	132	182
Balanced funds	282	398
Money market funds	38	42
Other	7	10
Total	$ 1,879	$ 2,700

In addition, the aggregate fair value of fixed income securities supporting separate accounts with Stabilizer benefits as of December 31, 2022 and 2021 was $7.2 billion and $8.1 billion, respectively.

9. Reinsurance

The Company reinsures its business through a diversified group of reinsurers. However, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers. Large reinsurance recoverable balances with offshore or other non-accredited reinsurers are secured through various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit ("LOC").

Information regarding the effect of reinsurance on the Consolidated Balance Sheets is as follows as of the periods indicated:

	December 31, 2022			
	Direct	Assumed	Ceded	Total, Net of Reinsurance
Assets				
Premiums receivable	$ 172	$ 11	$ (212)	$ (29)
Reinsurance recoverable, net of allowance for credit losses	—	—	13,370	13,370
Total	$ 172	$ 11	$ 13,158	$ 13,341
Liabilities				
Future policy benefits and contract owner account balances	$ 51,529	$ 1,044	$ —	$ 52,573
Liability for funds withheld under reinsurance agreements	104	—	—	104
Total	$ 51,633	$ 1,044	$ —	$ 52,677

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| | December 31, 2021 | | | |
	Direct	Assumed	Ceded	Total, Net of Reinsurance
Assets				
Premiums receivable	$ 169	$ 8	$ (213)	$ (36)
Reinsurance recoverable, net of allowance for credit losses	—	—	13,671	13,671
Total	$ 169	$ 8	$ 13,458	$ 13,635
Liabilities				
Future policy benefits and contract owner account balances	$ 51,648	$ 1,110	$ —	$ 52,758
Liability for funds withheld under reinsurance agreements	203	—	—	203
Total	$ 51,851	$ 1,110	$ —	$ 52,961

Information regarding the effect of reinsurance on the Consolidated Statements of Operations is as follows for the periods indicated:

| | Year ended December 31, | | |
	2022	2021	2020
Premiums:			
Direct premiums	$ 3,259	$ 3,041	$ 2,897
Reinsurance assumed	25	26	31
Reinsurance ceded	(859)	(6,421)	(512)
Net premiums	$ 2,425	$ (3,354)	$ 2,416
Fee income:			
Gross fee income	$ 2,126	$ 2,230	$ 2,008
Reinsurance assumed	18	18	19
Reinsurance ceded	(413)	(421)	(1)
Net fee income	$ 1,731	$ 1,827	$ 2,026
Interest credited and other benefits to contract owners / policyholders:			
Direct interest credited and other benefits to contract owners / policyholders	$ 4,463	$ 5,317	$ 4,610
Reinsurance assumed	50	77	67
Reinsurance ceded	(1,940)	(7,557)	(576)
Net interest credited and other benefits to contract owners / policyholders	$ 2,573	$ (2,163)	$ 4,101

In connection with the Individual Life transaction disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, SLD was acquired by Resolution Life US and is, no longer a subsidiary of the Company. Concurrently, the Company's wholly owned subsidiaries Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and Voya Retirement Insurance and Annuity Company ("VRIAC"), each of which is a direct or indirect wholly owned subsidiary of the Company entered into three reinsurance agreements with SLD. Pursuant to these agreements, RLI and VRIAC ceded to SLD a 100% quota share, and RLNY ceded to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of the Company.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The reinsurance transaction does not extinguish the Company's primary liability to its policyholders. As a result of the reinsurance transactions on January 4, 2021, the Company reinsured $11.4 billion of policyholder liabilities under indemnity coinsurance and modified coinsurance arrangements. As of January 4, 2021, reinsurance recoverable associated with these transactions was $10.4 billion. The Company ceded $5.6 billion in premiums and $5.5 billion in policyholder benefits. The Company transferred invested assets with a fair market value of $10.8 billion and cash of $427 as consideration for the reinsurance arrangements. As a result of the transfer of invested assets the Company recognized $1.9 billion in pre-tax realized gains. The Company also recognized non-cash assets of $345 and $1.7 billion relating to the pre-tax net cost of reinsurance asset and deposit asset on January 4, 2021, as a result of entering into the reinsurance agreements. The deposit asset is related to the portion of the reinsurance transaction that involve policies that do not meet risk transfer.

Furthermore, at the close of the Individual Life Transaction on January 4, 2021, the Company had $1.3 billion of pre-tax DAC, VOBA and URR balances as well as deferred Cost of reinsurance ("COR") on businesses exited via reinsurance including the Individual Life Transaction. DAC, VOBA, URR and COR balances are amortized as a charge to earnings over the life of the underlying policies. The amortization of DAC/VOBA/URR/COR and the deposit asset has been classified as a component of Income (loss) related to businesses exited or to be exited via reinsurance which is an adjustment to Income (loss) from continuing operations before income taxes to calculate Adjusted operating earnings before income taxes and consequently are not included in the adjusted operating results of our segments.

The revenues and net results of the Individual Life and Annuities businesses that are disposed of via reinsurance are reported in businesses exited or to be exited through reinsurance or divestment which is an adjustment to the Company's U.S. GAAP revenues and earnings measures to calculate Adjusted operating revenues and Adjusted operating earnings before income taxes, respectively.

The Company has an indemnity reinsurance arrangement with a subsidiary of Lincoln National Corporation ("Lincoln") related to a block of its individual life insurance business. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. Reinsurance recoverable related to this reinsurance agreement was $1.0 billion and $1.1 billion as of December 31, 2022 and 2021, respectively, on the Consolidated Balance Sheets.

10.   Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill reported in the Company's operating segments were as follows:

	Wealth Solutions	Health Solutions	Investment Management	Consolidated
Balance as of January 1, 2021	$ 17	$ —	$ 31	$ 48
Additions from business combinations	—	24	—	24
Balance as of December 31, 2021	$ 17	$ 24	$ 31	$ 72
Additions from business combinations	—	—	255	255
Balance as of December 31, 2022	$ 17	$ 24	$ 286	$ 327

Based on qualitative assessments performed during 2022, the Company concluded there was no requirement for goodwill impairment. There is no accumulated impairment balance associated with goodwill.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Intangible Assets

The Company's indefinite-lived intangible assets relate primarily to the right to manage client assets acquired in connection with the AllianzGI Transaction during 2022. This intangible asset was valued using the multi-period excess earnings method, a form of the income approach, which relied upon significant assumptions, including projected revenues and discount rate. The right to manage client assets was determined to have an indefinite life based on the open-ended nature of the right to manage and the ability to continue to manage the assets with no specific termination date.

The following table presents other intangible assets as of the dates indicated:

	Weighted Average Amortization Lives	December 31, 2022			December 31, 2021		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-life intangibles:							
Right to manage client assets	N/A	$ 345	$ —	$ 345	$ —	$ —	$ —
Management contract rights	N/A	5	—	5	—	—	—
Total indefinite-life intangibles		$ 350	$ —	$ 350	$ —	$ —	$ —
Finite-life intangibles:							
Management contract rights	19 years	$ 741	$ 554	$ 187	$ 550	$ 550	$ —
Customer relationship lists	19 years	135	111	24	134	104	30
Computer software	3 years	502	432	70	470	403	67
Total intangible assets		$ 1,728	$ 1,097	$ 631	$ 1,154	$ 1,057	$ 97

Amortization expense related to intangible assets were $36, $46 and $55 for the years ended December 31, 2022, 2021 and 2020, respectively. Other intangibles impairment testing performed during 2022 did not identify any situations requiring impairment.

The estimated amortization of intangible assets are as follows:

Year	Amount
2023	$ 46
2024	31
2025	22
2026	17
2027	16

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11.   Share-based Incentive Compensation Plans

Omnibus Employee Incentive Plans

The Company has provided equity-based compensation awards to its employees under the ING U.S., Inc. 2013 Omnibus Employee Incentive Plan (the "2013 Omnibus Plan"), the Voya Financial, Inc. 2014 Omnibus Employee Incentive Plan (the "2014 Omnibus Plan") and the Voya Financial, Inc. 2019 Omnibus Employee Incentive Plan (the "2019 Omnibus Plan") (together, the "Omnibus Plans"). As of December 31, 2022, common stock reserved and available for issuance under the 2013 Omnibus Plan was 347,663 shares. The 2013 Omnibus Plan is no longer actively used for new grants of equity-based compensation awards.

The 2014 Omnibus Plan provides for 17,800,000 shares of common stock to be available for issuance as equity-based compensation awards. As of December 31, 2022, common stock reserved and available for issuance under the 2014 Omnibus Plan was 3,050,166 shares.

The 2019 Omnibus Plan provides for 11,700,000 shares of common stock to be available for issuance as equity-based compensation awards, subject to other provisions of the plan for replacement of shares and adjustments. As of December 31, 2022, common stock reserved and available for issuance under the 2019 Omnibus Plan was 7,782,826 shares.

The Omnibus Plans each permit the granting of a wide range of equity-based awards, including RSUs, which represent the right to receive a number of shares of Company common stock upon vesting; restricted stock, which are shares of Company stock that are issued subject to sale and transfer restrictions until the vesting conditions are met; PSUs, which are RSUs subject to certain performance-based vesting conditions, and under which the number of shares of common stock delivered upon vesting varies with the level of achievement of performance criteria; and stock options. Grants of equity-based awards under the Omnibus Plans are approved in advance by the Compensation and Benefits Committee (the "Committee") of the Board of Directors of the Company, and are subject to such terms and conditions as the Committee may determine, including in respect of vesting and forfeiture, subject to certain limitations provided in the Omnibus Plans. Equity-based awards under the Omnibus Plans may carry dividend equivalent rights, pursuant to which notional dividends accumulate on unvested equity awards and are paid, in cash, upon vesting. Except for stock option awards made during 2015 and 2019, awards made under the Omnibus Plans, to date, have included dividend equivalent rights. Dividend equivalents are credited to the recipient and are paid only to the extent the applicable performance criteria and service conditions are met.

During each of the years ended December 31, 2022, 2021 and 2020 the Company awarded RSUs and PSUs to its employees under the Omnibus Plans. The PSU awards entitle recipients to receive, upon vesting, a number of shares of common stock that ranges from 0% to 150% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions. The establishment and the achievement of performance objectives are determined and approved by the Committee. Except under certain termination conditions, RSUs and PSUs generally vest no earlier than one year from the date of the award and no later than three years from the date of the award. In the case of retirement (eligibility for which is based on the employee's age and years of service as provided in the relevant award agreement), awards vest in full, but subject to the satisfaction of any applicable performance criteria.

In December 2015 and February 2019, the Company also awarded contingent stock options ("2015 Stock Options" and "2019 Stock Options," respectively) under the 2014 Omnibus Plan. All outstanding 2015 and 2019 Stock Options are vested as the necessary performance conditions were satisfied.

If an award under the Omnibus Plans is forfeited, expired, terminated or otherwise lapses, the shares of Company common stock underlying that award will become available for issuance. Shares withheld by the Company to pay employee taxes, or which are withheld by or tendered to the Company to pay the exercise price of stock options (or are repurchased from an option holder by the Company with proceeds from the exercise of stock options) are not available for reissuance.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Omnibus Non-Employee Director Incentive Plan

The Company offers equity-based awards to Voya Financial, Inc. non-employee directors under the Voya Financial, Inc. 2013 Omnibus Non-Employee Director Incentive Plan ("2013 Director Plan"), which the Company adopted in connection with the IPO. A total of 288,000 shares of Company common stock may be issued under the 2013 Director Plan.

During the years ended December 31, 2022, 2021, and 2020, the Company granted 18,234, 16,460 and 26,886 RSUs, respectively, to certain of its non-employee directors. The awards granted vest in full on the first anniversary of the grant date, however, for awards granted prior to 2020, no shares are delivered in connection with the RSUs until such time as the director's service on the Board is terminated. For awards granted in or subsequent to 2020, shares can be delivered at vesting or at such time as the director's service on the Board is terminated.

Compensation Cost

The fair value of stock options was estimated using the Black-Scholes option pricing model. The following is a summary of the assumptions used in this model for the stock options granted in 2015 and 2019:

	2015 Stock Options	2019 Stock Options
Expected volatility	28.6 %	26.5 %
Expected term (in years)	6.02	5.99
Strike price	$ 37.60	$ 50.03
Risk-free interest rate	2.1 %	2.7 %
Expected dividend yield	0.11 %	1.00 %
Weighted average estimated fair value	$ 11.89	$ 13.78

For the 2015 Stock Options, the Company utilized the simplified method for the expected term calculations. At the time of grant, the Company did not have historical exercises on which to base its own estimate. Additionally, exercise data relating to employees of comparable companies was not easily obtainable. Furthermore, because the Company did not have historical stock prices for a period at least equal to the expected term, the Company estimated expected volatilities were based on the Company's life-to-date historical volatility using a weighted-average consisting 70% of historical peer group volatility and 30% of the historical volatility of the Company common stock. The contractual term for exercising the options is ten years.

The vesting of the 2019 Stock Options was contingent on the satisfaction of performance conditions on or before December 31, 2020; the Company assumed for purposes of the award's fair value that such conditions would be met in full on or prior to such date. The Company utilized the simplified method for the expected term calculations. At the time of grant, the Company did not have historical exercises on which to base its own estimate. Additionally, exercise data relating to employees of comparable companies was not easily obtainable. Expected volatilities were based on the Company's life-to-date historical volatility. The contractual term for exercising the options is ten years.

The fair value of the TSR component of the PSU awards was estimated using a Monte Carlo simulation. The following is a summary of the significant assumptions used to calculate the fair value of the TSR component of the PSU awards granted during the periods indicated:

	2022	2021	2020
Expected volatility of the Company's common stock	34.37 %	34.54 %	25.02 %
Average expected volatility of peer companies	49.41 %	45.24 %	23.60 %
Expected term (in years)	2.85	2.87	2.86
Risk-free interest rate	1.71 %	0.20 %	1.35 %
Expected dividend yield	— %	— %	— %
Average correlation coefficient of peer companies	71.50 %	78.00 %	62.00 %

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes share-based compensation expense, which includes expenses related to awards granted under the Omnibus Plans and Director Plan for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
RSUs	$ 45	$ 41	$ 44
PSU awards	45	46	40
Stock options	—	1	4
Total	90	88	88
Income tax benefit	24	22	30
Share-based compensation	$ 66	$ 66	$ 58

The following table summarizes the unrecognized compensation cost and expected remaining weighted-average period of expense recognition as of December 31, 2022:

	RSUs	**PSU Awards**	**Stock Options**
Unrecognized compensation cost	$ 21	$ 30	$ —
Expected remaining weighted-average period of expense recognition (in years)	0.91	1.44	—

Awards Outstanding

The following table summarizes RSU and PSU awards activity under the Omnibus Plans and Director Plan for the periods indicated:

	RSU Awards		**PSU Awards**	
(awards in millions)	**Number of Awards**	**Weighted Average Grant Date Fair Value**	**Number of Awards**	**Weighted Average Grant Date Fair Value**
Outstanding at January 1, 2022	1.4	$ 57.53	2.0	$ 54.05
Adjusted for PSU performance factor	—	—	0.2	59.13
Granted	0.8	65.33	0.9	56.67
Vested	(0.7)	56.69	(0.9)	50.35
Forfeited	— *	61.01	(0.1)	54.55
Outstanding at December 31, 2022	1.5	$ 60.91	2.1	$ 55.68
Awards expected to vest as of December 31, 2022	1.5	$ 60.91	2.1	$ 55.68

*less than 0.1

The weighted-average grant date fair value for RSU awards granted during the year ended December 31, 2022, 2021 and 2020 was $65.33, $56.88 and $62.74, respectively. The weighted-average grant date fair value for PSU awards granted during the years ended December 31, 2022, 2021 and 2020 was $56.67, $49.88 and $61.86, respectively. The total fair value of shares vested for the years ended December 31, 2022, 2021, and 2020 was $104, $110 and $112, respectively.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the number of options under the Omnibus Plans for the periods indicated:

(awards in millions)	Stock Options			
	Number of Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	1.8	$ 42.91	6.2	$ 43.10
Granted	—	—		
Exercised	(0.2)	41.29		
Forfeited	— *	50.03		
Outstanding as of December 31, 2022	1.6	$ 43.05	4.4	$ 30.20
Vested, exercisable, as of December 31, 2022	1.6	43.05	4.4	30.20

*less than 0.1

The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $5, $13 and $5.

12.   Shareholders' Equity

Common Shares

The following table presents the rollforward of common shares used in calculating the weighted average shares utilized in the basic earnings per common share calculation for the periods indicated:

(shares in millions)	Common Shares		
	Issued	Held in Treasury	Outstanding
Balance, January 1, 2020	140.7	8.4	132.3
Common Shares issued	0.1		0.1
Common Shares acquired - share repurchase	—	10.2	(10.2)
Share-based compensation programs	2.5	0.5	2.0
Balance, December 31, 2020	143.3	19.1	124.2
Common Shares issued	0.1	—	0.1
Common Shares acquired - share repurchase	—	17.9	(17.9)
Share-based compensation programs	2.4	1.0	1.4
Treasury Stock retirement	(36.8)	(36.8)	—
Balance, December 31, 2021	109.0	1.2	107.8
Common Shares issued	0.1	—	0.1
Common Shares acquired - share repurchase	—	11.7	(11.7)
Share-based compensation programs	1.7	0.7	1.0
Treasury Stock retirement	(13.0)	(13.0)	—
Balance, December 31, 2022	97.8	0.6	97.2

Dividends declared per share of Common Stock were as follows for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Dividends declared per share of Common Stock	$ 0.80	$ 0.695	$ 0.60

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Share Repurchase Program

From time to time, the Company's Board of Directors authorizes the Company to repurchase shares of its common stock. These authorizations permit stock repurchases up to a prescribed dollar amount and generally may be accomplished through various means, including, without limitation, open market transactions, privately negotiated transactions, forward, derivative, or accelerated repurchase, or automatic repurchase transactions, including 10b5-1 plans, or tender offers. Share repurchase authorizations typically expire if unused by a prescribed date.

On April 28, 2022, the Board of Directors provided its most recent share repurchase authorization, increasing the aggregate amount of the Company's common stock authorized for repurchase by $500. The share repurchase authorization expires on June 30, 2023 (unless extended), and does not obligate the Company to purchase any shares. The authorization for the share repurchase program may be terminated, increased or decreased by the Board of Directors at any time.

The following table presents repurchases of the Company's common stock through share repurchase agreements with third-party financial institutions for the years ended December 31, 2022, 2021 and 2020.

2022					
Execution Date	**Payment**	**Initial Shares**	**Closing Date**	**Additional Shares**	**Total Shares**
June 21, 2022	$ 250	3,382,950	September 20, 2022	819,566	4,202,516
March 17, 2022	$ 275	3,305,786	May 11, 2022	890,112	4,195,898

2021					
Execution Date	**Payment**	**Initial Shares Delivered**	**Closing Date**	**Additional Shares Delivered**	**Total Shares Repurchased**
June 30, 2021	$ 400	5,203,252	September 16, 2021	1,081,552	6,284,804
February 11, 2021	$ 250	3,617,291	May 14, 2021	330,852	3,948,143

2020					
Execution Date	**Payment**	**Initial Shares Delivered**	**Closing Date**	**Additional Shares Delivered**	**Total Shares Repurchased**
December 28, 2020	$ 150	2,066,472	January 22, 2021	509,909	2,576,381

The following table presents repurchases of our common stock through open market repurchases for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
Shares of common stock	3,295,800	7,118,829	7,390,099
Payment	$ 225	$ 463	$ 366

Warrants

On May 7, 2013, the Company issued to ING Group warrants to purchase up to 26,050,846 shares of the Company's common stock equal in the aggregate to 9.99% of the issued and outstanding shares of common stock at that date. The exercise price of the warrants at the time of issuance was $48.75 per share of common stock, subject to adjustments, including for stock dividends, cash dividends in excess of $0.01 per share a quarter, subdivisions, combinations, reclassifications and non-cash distributions. The warrants also provide for, upon the occurrence of certain change of control events affecting the Company, an increase in the number of shares to which a warrant holder will be entitled upon payment of the aggregate exercise price of the warrant. The warrants became exercisable to ING Group and its affiliates on January 1, 2017 and to all other holders starting on the first anniversary of the completion of the IPO (May 7, 2014). The warrants expire on the tenth anniversary of the completion of the IPO (May 7, 2023). The warrants are net share settled, which means that no cash will be payable by a warrant holder in respect of the exercise price of a warrant upon exercise, and are classified as permanent equity. They have been recorded at their fair value determined on the issuance date of May 7, 2013 in the amount of $94 as an addition and reduction to Additional paid-in-capital. Warrant holders are not entitled to receive dividends. On March 12, 2018, ING Group sold its remaining interests in the warrants and no longer owns any warrants.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On December 29, 2022, the Company paid a quarterly dividend of $0.20 per share on its common stock. As a consequence, the exercise price of the warrants to purchase shares of common stock was adjusted to $46.94 per share of common stock and the number of shares of common stock for which each warrant is exercisable has been adjusted to 1.038661602. As of December 31, 2022, no warrants have been exercised.

On February 22, 2023, the Company entered into an amendment of the warrant agreement to permit warrant holders to elect a calculation period of either 30 or 45 trading days as an alternative to the 10-trading day calculation period provided in the warrant agreement. In addition, the Company may enter into one or more transactions involving the warrants (including a repurchase or negotiated settlement of some or all of the warrants) or consider additional modifications to the warrant agreement to facilitate the orderly exercise and settlement of the warrants.

Preferred Stock

On June 11, 2019, the Company issued 300,000 shares of 5.35% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B ("the Series B preferred stock"), with a $0.01 par value per share and a liquidation preference of $1,000 per share, for aggregate net proceeds of $293. The Company deposited the Series B preferred stock under a deposit agreement with a depositary, which issued interests in fractional shares of the Series B preferred stock in the form of depositary shares ("Depositary Shares") evidenced by depositary receipts; each Depositary Share representing 1/40th interest in a share of the Series B preferred stock. On September 12, 2018, the Company issued 325,000 shares of 6.125% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A, with a $0.01 par value per share and a liquidation preference of $1,000 per share, for aggregate net proceeds of $319.

The ability of the Company to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of its common stock will be substantially restricted in the event that the Company does not declare and pay (or set aside) dividends on the Series A and Series B Preferred Stock for the last preceding dividend period.

The Series A and Series B preferred stock are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or similar provisions. The Company may, at its option, redeem the Series A preferred stock, (a) in whole but not in part, at any time, within 90 days after the occurrence of a "rating agency event," at a redemption price equal to $1,020 per share, plus an amount equal to any dividends per share of preferred stock that have accrued but not been declared and paid for the then-current dividend period to, but excluding, the redemption date and (b) (i) in whole but not in part, at any time within 90 days after the occurrence of a "regulatory capital event" or (ii) in whole or in part, from time to time, on September 15, 2023 or any subsequent "reset date," in each case, at a redemption price equal to $1,000 per share of preferred stock, plus an amount equal to any dividends per share of preferred stock that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date. The Company may, at its option, redeem the Series B preferred stock, (a) in whole but not in part, at any time, within 90 days after the occurrence of a "rating agency event," at a redemption price equal to $1,020 per share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period, but excluding, such redemption date and (b) (i) in whole but not in part , at any time, within 90 days after the occurrence of a "regulatory capital event," or (ii) in whole or in part, from time to time, on September 15, 2029 or any reset date, in each case, at a redemption price equal to $1,000 per share of the Series B preferred stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

A "rating agency event" means that any nationally recognized statistical rating organization that then publishes a rating for the Company amends, clarifies or changes the criteria it uses to assign equity credit to securities like the preferred stock, which results in the lowering of the equity credit assigned to the preferred stock, as applicable, or shortens the length of time that the preferred stock is assigned a particular level of equity credit.

A "regulatory capital event" means that the Company becomes subject to capital adequacy supervision by a capital regulator and the capital adequacy guidelines that apply to the Company as a result of being so subject set forth criteria pursuant to which the preferred stock would not qualify as capital under such capital adequacy guidelines, as the Company may determine at any time, in its sole discretion.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2022 and December 31, 2021, there were 100,000,000 shares of preferred stock authorized. Preferred stock issued and outstanding are as follows:

Series	Year Ended December 31, 2022		Year Ended December 31, 2021	
	Issued	Outstanding	Issued	Outstanding
6.125% Non-cumulative Preferred Stock, Series A	325,000	325,000	325,000	325,000
5.35% Non-cumulative Preferred Stock, Series B	300,000	300,000	300,000	300,000
Total	625,000	625,000	625,000	625,000

The declaration of dividends on preferred stock per share and in the aggregate were as follows for the periods indicated:

Year Ended:	Series A		Series B	
	Per Share	Aggregate	Per Share	Aggregate
December 31, 2022	$ 61.25	$ 20	$ 53.50	$ 16
December 31, 2021	61.25	20	53.50	16
December 31, 2020	61.25	20	53.50	16

As of December 31, 2022, there were no preferred stock dividends in arrears.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

13. Earnings per Common Share

The following table presents a reconciliation of Net income (loss) and shares used in calculating basic and diluted net income (loss) per common share for the periods indicated:

(in millions, except for per share data)		Year Ended December 31,				
Earnings		**2022**		**2021**		**2020**
Net income (loss) available to common shareholders						
Income (loss) from continuing operations	$	433	$	2,875	$	370
Less: Preferred stock dividends		36		36		36
Less: Net income (loss) attributable to noncontrolling interest and redeemable noncontrolling interest		(77)		761		157
Income (loss) from continuing operations available to common shareholders		474		2,078		177
Income (loss) from discontinued operations, net of tax		—		12		(419)
Net income (loss) available to common shareholders	$	474	$	2,090	$	(242)
Weighted-average common shares outstanding						
Basic		100.7		116.7		127.4
Dilutive Effects:[1]						
Warrants		7.2		6.7		1.7
RSUs		0.9		1.0		0.9
PSU awards		0.8		0.7		1.4
Stock Options		0.6		0.7		0.5
Diluted		110.2		125.8		131.9
Basic[2]						
Income (loss) from continuing operations available to Voya Financial, Inc.'s common shareholders	$	4.71	$	17.81	$	1.39
Income (loss) from discontinued operations, net of taxes available to Voya Financial, Inc.'s common shareholders	$	—	$	0.10	$	(3.29)
Income (loss) available to Voya Financial, Inc.'s common shareholders	$	4.71	$	17.92	$	(1.90)
Diluted[2]						
Income (loss) from continuing operations available to Voya Financial, Inc.'s common shareholders	$	4.30	$	16.52	$	1.34
Income (loss) from discontinued operations, net of taxes available to Voya Financial, Inc.'s common shareholders	$	—	$	0.10	$	(3.18)
Income (loss) available to Voya Financial, Inc.'s common shareholders	$	4.30	$	16.61	$	(1.84)

[1] For the year ended December 31, 2020, weighted average shares used for calculating earnings per share excludes the impact of forward contracts related to the share repurchase agreement entered into on December 28, 2020, as the inclusion of these instruments would be antidilutive to the earnings per share calculation. For more information on the share repurchase agreement, see the *Shareholders' Equity* Note to these Consolidated Financial Statements.

[2] Basic and diluted earnings per share are calculated using unrounded, actual amounts. Therefore, the components of earnings per share may not sum to its corresponding total.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

14. Insurance Subsidiaries

Principal Insurance Subsidiaries Statutory Equity and Income

Each of Voya Financial, Inc.'s two principal insurance subsidiaries (the "Principal Insurance Subsidiaries") is subject to minimum risk-based capital ("RBC") requirements established by the insurance departments of their respective states of domicile. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. Each of the Company's Principal Insurance Subsidiaries exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company's Principal Insurance Subsidiaries are each required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its respective state of domicile. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the insurance department of an insurance company's state of domicile, the entire amount or a portion of an insurance company's asset balance can be non-admitted based on the specific rules regarding admissibility. For the years ended December 31, 2022, 2021 and 2020, the Principal Insurance Subsidiaries have no prescribed or permitted practices that materially impact total capital and surplus.

Statutory Net income (loss) for the years ended December 31, 2022, 2021 and 2020 and statutory capital and surplus as of December 31, 2022 and 2021 of the Company's Principal Insurance Subsidiaries are as follows:

	Statutory Net Income (Loss)			Statutory Capital and Surplus	
	2022	2021	2020	2022	2021
Subsidiary Name (State of Domicile):					
Voya Retirement Insurance and Annuity Company ("VRIAC") (CT)	$ 549	$ 794	$ 299	$ 1,842	$ 2,232
ReliaStar Life Insurance Company ("RLI") (MN)	418	(1,211)	205	1,784	1,782

All of the Company's Principal Insurance Subsidiaries have capital and surplus levels that exceed their respective regulatory minimum requirements.

Insurance Subsidiaries Dividend Restrictions

The states in which the insurance subsidiaries of Voya Financial, Inc. are domiciled impose certain restrictions on the subsidiaries' ability to pay dividends to their parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or "extraordinary" dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

Under the insurance laws applicable to Voya Financial, Inc.'s insurance subsidiaries domiciled in Connecticut and Minnesota, an "extraordinary" dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of the preceding December 31, or (ii) the insurer's net gain from operations for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. In addition, under the insurance laws of Connecticut and Minnesota, no dividend or other distribution exceeding an amount equal to a domestic insurance company's earned surplus may be paid without the domiciliary insurance regulator's prior approval.

The Company's Principal Insurance Subsidiaries domiciled in Connecticut and Minnesota have both created ordinary dividend capacity in 2022. Any extraordinary dividend payment would be subject to domiciliary insurance regulatory approval, which can be granted or withheld at the discretion of the regulator.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Principal Insurance Subsidiaries - Dividends and Return of Capital

The following table summarizes dividends permitted to be paid by the Company's Principal Insurance Subsidiaries to Voya Financial, Inc. or Voya Holdings without the need for insurance regulatory approval and dividends and extraordinary distributions paid by each of the Company's Principal Insurance Subsidiaries to its parent for the periods indicated:

| | Dividends Permitted without Approval | | Dividends Paid | | Extraordinary Distributions Paid | |
| | | | Year Ended December 31, | | Year Ended December 31, | |
Subsidiary Name (State of domicile):	**2023**	**2022**	**2022**	**2021**	**2022**	**2021**
Voya Retirement Insurance and Annuity Company (CT)	$ 363	$ 522	$ 48	$ 78	$ 809	$ 474
ReliaStar Life Insurance Company (MN)	428	—	—	—	329	358

On February 7, 2023 ReliaStar Life Insurance Company made a $402 million extraordinary distribution received by Voya Holdings for payment to Voya Financial, Inc.

As of December 31, 2022, the Company has no remaining captive reinsurance subsidiaries.

15.   Employee Benefit Arrangements

Pension, Other Postretirement Benefit Plans and Other Benefit Plans

Voya Financial, Inc.'s subsidiaries maintain both qualified and non-qualified defined benefit pension plans (the "Plans"). The Plans generally cover all employees and certain sales representatives who meet specified eligibility requirements. Pension benefits are based on a formula using compensation and length of service. Annual contributions are paid to the Plans at a rate necessary to adequately fund the accrued liabilities of the Plans calculated in accordance with legal requirements. The Plans comply with applicable regulations concerning investments and funding levels.

The Voya Retirement Plan (the "Retirement Plan") is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The Company also provides certain supplemental retirement benefits to eligible employees, non-qualified pension plans for insurance sales representatives who have entered into a career agent agreement and certain other individuals. These plans are non-qualified defined benefit plans, which means all benefits are payable from the general assets of the sponsoring company.

The Company also offers deferred compensation plans for employees, including career agents and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the Consolidated Balance Sheets in Other liabilities and totaled $275 and $318 as of December 31, 2022 and 2021, respectively.

Voya Financial, Inc.'s subsidiaries also provide other postretirement and post-employment benefits to certain employees. These are primarily postretirement healthcare and life insurance benefits to retired employees and other eligible dependents and post-employment/pre-retirement plans provided to employees and former employees. The Company's other postretirement benefit obligation and unfunded status totaled $11 and $14 as of December 31, 2022 and 2021, respectively. Additionally, net periodic benefit for other postretirement benefits totaled $2, $3 and $1 for the years ended December 31, 2022, 2021 and 2020, respectively.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations, Funded Status and Net Periodic Benefit Costs

The Company's Retirement Plan was fully funded in compliance with Employee Retirement Income Security Act ("ERISA") guidelines as of December 31, 2022, which is tested annually subsequent to this filing.

The following tables summarize a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets for the years ended December 31, 2022 and 2021 and the discount rate and interest credit rate used in determining pension benefit obligations as of December 31, 2022 and 2021 as well as the funded status of the Company's Plans as of December 31, 2022 and 2021:

	2022	2021
Change in benefit obligation:		
Benefit obligations, January 1	$ 2,496	$ 2,596
Service cost	28	27
Interest cost	72	68
Net actuarial (gains) losses [1]	(541)	(80)
Benefits paid	(112)	(114)
(Gain) loss recognized due to curtailment	—	(1)
Benefit obligations, December 31 [2]	1,943	2,496
Discount rate	5.47 %	3.00 %
Interest credit rate	3.00 %	2.80 %
Change in plan assets:		
Fair value of plan net assets, January 1	2,283	2,251
Actual return on plan assets	(427)	78
Employer contributions	26	68
Benefits paid	(112)	(114)
Fair value of plan net assets, December 31 [3]	1,770	2,283
Unfunded status at end of year [4]	$ (173)	$ (213)

[1] Includes actuarial gain of $(571) and $(102) due to change in discount rate for the year ended December 31, 2022 and 2021, respectively. The discount rate increased 2.47% during 2022 driven by an increase in the 30-year Treasury and corporate AA yields. The discount rate increased 0.33% during 2021 driven by a decrease in the 30-year Treasury and corporate AA yields.

[2] Includes Retirement Plan benefit obligations of $1,597 and $2,051 as of December 31, 2022 and 2021, respectively, and non-qualified plan benefit obligations of $346 and $445 as of December 31, 2022 and 2021, respectively.

[3] Represents Retirement Plan Assets.

[4] Funded status is not indicative of the Company's ability to pay ongoing pension benefits or of its obligation to fund retirement trusts. Required pension funding for qualified plans is determined in accordance with ERISA regulations.

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries including discounted cash flow analyses of the Company's pension and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the pension plans.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes amounts related to the Plans recognized on the Consolidated Balance Sheets as of December 31, 2022 and 2021:

	2022	2021
Amounts recognized in the Consolidated Balance Sheets consist of:[1]		
Prepaid benefit cost [2]	$ 173	$ 232
Accrued benefit cost [2]	(346)	(445)
Net amount recognized	$ (173)	$ (213)

[1] Excludes other postretirement benefit obligations of $11 and $14 as of December 31, 2022 and 2021, respectively.
[2] Prepaid benefit cost is included in Other assets on the Consolidated Balance Sheets as of December 31, 2022 and Other liabilities as of December 31, 2021. Accrued benefit cost is included in Other liabilities on the Consolidated Balance Sheets.

There were no amounts related to the Plans recognized in accumulated other comprehensive income as of December 31, 2022 and 2021.

The following table summarizes information for the Plans with a projected benefit obligation and an accumulated benefit obligation in excess of plan assets as of December 31, 2022 and 2021:

	2022	2021
Projected benefit obligation	$ 346	$ 445
Accumulated benefit obligation	345	441
Fair value of plan assets	—	—

Components of Net Periodic Benefit Cost

The components of net periodic benefit costs recognized in Operating expenses in the Consolidated Statements of Operations, weighted-average assumptions used in determining net benefit cost of the Plans and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) related to the Plans were as follows for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Net Periodic (Benefit) Costs Recognized in Consolidated Statements of Operations:			
Service cost	$ 28	$ 27	$ 24
Interest cost	72	68	79
Expected return on plan assets	(108)	(126)	(122)
(Gain) loss recognized due to curtailment	—	(1)	—
Net (gain) loss recognition	(6)	(32)	(2)
Net periodic (benefit) costs	$ (14)	$ (64)	$ (21)
Discount rate	3.00 %	2.67 %	3.36 %
Expected rate of return on plan assets	4.85 %	5.60 %	6.25 %
Interest credit rate	2.80 %	2.80 %	3.25 %

The expected return on plan assets is updated at least annually using the calculated value approach, taking into consideration the Retirement Plan's asset allocation, historical returns on the types of assets held in the Retirement Plan's portfolio of assets ("the Fund") and the current economic environment. Based on these factors, it is expected that the Fund's assets will earn an average percentage per year over the long term. This estimation is based on an active return on a compound basis, with a reduction for administrative expenses and non-Voya investment manager fees paid from the Fund. For estimation purposes, it is assumed the long-term asset mix will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the Plan, and the need for future cash contributions.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Plan Assets

The Retirement Plan is the only defined benefit plan with plan assets in a trust. The primary financial objective of the Retirement Plan is to secure participant retirement benefits. As such, the key objective in the Retirement Plan's financial management is to promote funded status (i.e., the ratio of market value of assets to liabilities) stability, while maintaining the funded status surplus. The investment strategy for the Fund balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Fund in an effort to accomplish the Retirement Plan's funding objectives. Desirable target allocations amongst identified asset classes are set and, within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by mandates and are measured against benchmarks. Consideration is given to balancing security concentration, investment style and reliance on particular active investment strategies, among other factors. The Company reviews its asset mix of the Fund on a regular basis. Generally, the pension committee of the Company will rebalance the Fund's asset mix to the target mix as individual portfolios approach their minimum or maximum levels. However, the Company has the discretion to deviate from these ranges or to manage investment performance using different criteria.

Derivative contracts may be used for hedging purposes to reduce the Retirement Plan's exposure to interest rate risk. Treasury futures are used to manage the interest rate risk in the Retirement Plan's fixed maturity portfolio. The derivatives do not qualify for hedge accounting.

The following table summarizes the Company's pension plan's target allocation range and actual asset allocation by asset category as of December 31, 2022 and 2021:

	Actual Asset Allocation	
	2022	**2021**
Equity securities:		
Target allocation range	*7%-12%*	*5%-15%*
Large-cap domestic	3.1 %	4.0 %
Small/Mid-cap domestic	0.8 %	0.9 %
International commingled funds	2.7 %	2.9 %
Limited Partnerships	0.6 %	0.7 %
Total equity securities	7.2 %	8.5 %
Fixed maturities:		
Target allocation range	*83%-87%*	*75%-95%*
U.S. Treasuries, short term investments, cash and futures	2.9 %	0.6 %
U.S. Government agencies and authorities	0.3 %	8.7 %
U.S. corporate, state and municipalities	72.0 %	75.6 %
Foreign securities	9.5 %	— %
Total fixed maturities	84.7 %	84.9 %
Other investments:		
Target allocation range	*4%-8%*	*0%-10%*
Hedge funds	3.8 %	3.5 %
Real estate	4.3 %	3.1 %
Total other investments	8.1 %	6.6 %
Total	100.0 %	100.0 %

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the fair values of the pension plan assets by asset class as of December 31, 2022:

	Level 1	Level 2	Level 3	NAV	Total
Assets					
Fixed maturities, short-term investments and cash:					
Cash and cash equivalents	$ 32	$ 26	$ —	$ —	$ 58
Short-term investments	—	—	—	—	—
Short-term investment fund[1]	—	—	—	18	18
U.S. Government securities	199	—	—	—	199
U.S. corporate, state and municipalities	10	996	51	—	1,057
Foreign securities	—	157	11	—	168
Total fixed maturities	241	1,179	62	18	1,500
Equity securities:					
Total equity securities[2]	13	54	—	59	126
Other investments:					
Total other investments[3]	—	—	—	144	144
Total Assets	$ 254	$ 1,233	$ 62	$ 221	$ 1,770

[1] This category includes common collective trust funds a short-term investment fund, which invests in a full range of high-quality, short-term money market securities. Participant's redemptions are processed by the following day.

[2] Equity securities include two assets that use NAV to calculate fair value. Baillie Gifford Funds has a balance of $21 and uses a bottom up approach to stock picking. In determining the potential of a company, the fund manager analyzes industry background, competitive advantage, management attitudes and financial strength and valuation. There are no redemption restrictions in the Baillie Gifford Funds. Silchester has a fund balance of $27 that has an investment objective to achieve long-term growth primarily by investing in a diversified portfolio of equity securities of companies located in any country other than the United States. Contributions and redemptions are conducted on a monthly basis as of the last business day of each month with notice required. at least six business days before the month-end. Baillie Gifford and Silchester, as a normal course of business, enter into contracts (commitments) that contain indemnifications or warranties. The funds' maximum exposure under these arrangements is unknown, as this would involve future claims that have not yet occurred. Baillie Gifford and Silchester have no unfunded commitments.

[3] Other investments that use NAV to calculate fair value includes a real estate fund has a balance of $75 and is an actively managed core portfolio of equity real estate, whose performance objective is to outperform the National Council of Real Estate investment Fiduciaries Open-End Diversified Core ("NFI_ODCE") index and to achieve at least a 5.0% real rate of return (i.e., inflation-adjusted return), before advisory fees, over any given three-to-five-year period. Redemptions of all or a portion of an investor's units may be redeemed as of the end of a calendar quarter with at least 60 days notice. Other investments also includes a limited partnership with a balance of $69 and is designed to realize appreciation in value primarily through the allocation of capital directly and indirectly among investment funds and accounts. There are significant redemption restrictions in the limited partnership fund.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the fair values of the pension plan assets by asset class as of December 31, 2021:

	Level 1	Level 2	Level 3	NAV	Total
Assets					
Fixed maturities, short term investments and cash:					
Cash and cash equivalents	$ 13	$ —	$ —	$ —	$ 13
Short-term investments	100	80	—	—	180
Short-term investment fund[1]	—	—	—	79	79
U.S. Government securities	242	—	—	—	242
U.S. corporate, state and municipalities	—	1,402	10	—	1,412
Total fixed maturities	355	1,482	10	79	1,926
Equity securities:					
Total equity securities[2]	32	88	—	84	204
Other investments:					
Total other investments[3]	5	—	—	147	152
Total assets	$ 392	$ 1,570	$ 10	$ 310	$ 2,282

[1] See footnote 1 to previous table.
[2] Equity securities include two assets that use NAV to calculate fair value. Baillie Gifford Funds has a balance of $33 and Silchester has a fund balance of $33. See footnote 2 to previous table for further information.
[3] Other investments that use NAV to calculate fair value includes a real estate fund has a balance of $76 and a limited partnership with a balance of $71. See footnote 3 to previous table for further information.

Pension plan assets are categorized into a three-level fair value hierarchy based upon the inputs available in evaluating each of the assets. Certain investments are measured at fair value using the NAV per share as a practical expedient and have not been classified in the fair value hierarchy. The leveling hierarchy is applied to the pension plans assets as follows:

- *Cash and cash equivalents*: The carrying amounts for cash and cash equivalents reflect the assets' fair value. The fair values for cash and cash equivalents are determined based on quoted market prices and are classified as Level 1.
- *Short-term Investment Funds*: Short term investment funds are estimated at NAV. See footnote (1) in fair value hierarchy table above for a description of the fund's redemption policies.
- *U.S. Government securities, corporate bonds and notes and foreign securities*: Fair values for actively traded marketable bonds are determined based upon quoted market prices and are classified as Level 1 assets. Corporate bonds, ABS, U.S. agency bonds, and foreign securities use observable pricing method such as matrix pricing, market corroborated pricing or inputs such as yield curves and indices. These investments are classified as Level 2.
- *Equity securities*: Fair values for actively traded equity securities are based upon a quoted market price determined in an active market and are included in Level 1. Collective trust use observable pricing method such as matrix pricing, market corroborated pricing or inputs such as yield curves and indices. These investments are classified as Level 2. Commingled funds are estimated at NAV per share. See footnote (2) in fair value hierarchy table above for a description of the fund's redemption policies.
- *Other investments:* Other investments are estimated at NAV. See footnote (3) in fair value hierarchy table above for more information.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Expected Future Contributions and Benefit Payments

The following table summarizes the expected benefit payments for the Company's pension plans to be paid for the years indicated:

2023	$	133
2024		136
2025		140
2026		142
2027		146
2028-2032		742

The Company expects that it will make a cash contribution of approximately $27 to the Plans in 2023.

Defined Contribution Plans

Certain of the Company's subsidiaries sponsor defined contribution plans. The largest defined contribution plan is the Voya 401(k) Savings Plan (the "Savings Plan"). The assets of the Savings Plan are held in independently administered funds. Substantially all employees of the Company are eligible to participate, other than the Company's agents. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. The Company matches such pretax contributions, up to a maximum of 6% of eligible compensation, subject to IRS limits. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in Other liabilities. The amount of cost recognized for the defined contribution pension plans for the years ended December 31, 2022, 2021 and 2020 was $36, $36 and $37, respectively, and is recorded in Operating expenses in the Consolidated Statements of Operations.

16. Accumulated Other Comprehensive Income (Loss)

Shareholders' equity included the following components of AOCI as of the dates indicated:

	December 31,					
	2022		**2021**		**2020**	
Fixed maturities, net of impairment	$	(3,294)	$	3,196	$	8,613
Derivatives[1]		125		79		76
DAC/VOBA adjustment on available-for-sale securities[2]		745		(768)[3]		(2,071)
Premium deficiency reserve adjustment[2]		—		(14)		(460)
URR/Additional liability reserve adjustment[2]		(7)		6		(415)
Other		—		—		2
Unrealized capital gains (losses), before tax		(2,431)		2,499		5,745
Deferred income tax asset (liability)		634		(402)		(852)
Net unrealized capital gains (losses)		(1,797)		2,097		4,893
Pension and other postretirement benefits liability, net of tax		3		3		5
AOCI	$	(1,794)	$	2,100	$	4,898

[1] Gains and losses reported in AOCI from hedge transactions that resulted in the acquisition of an identified asset are reclassified into earnings in the same period or periods during which the asset acquired affects earnings. As of December 31, 2022, the portion of the AOCI that is expected to be reclassified into earnings within the next 12 months is $18.

[2] Upon adoption of ASU 2018-12 on January 1, 2023, the DAC/VOBA adjustments on available-for-sale securities, Premium deficiency reserve adjustment and URR adjustment on available-for-sale securities will be reversed as of the January 1, 2021 transition date and in subsequent periods.

[3] In connection with the closing of the Individual Life Transaction on January 4, 2021, the Company released stranded AOCI and reversed unrealized capital gains (losses) on available-for-sale securities associated with DAC for the disposed entities. In addition, the Company released the unrealized gains for the investments transferred associated with the reinsurance transactions entered into at closing.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	December 31, 2022		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (6,568)	$ 1,379	$ (5,189)
Adjustments for amounts recognized in Net gains (losses) in the Consolidated Statements of Operations	78	(16)	62
DAC/VOBA	1,513 [1]	(318)	1,195
Premium deficiency reserve adjustment	14	(3)	11
URR adjustment	(12)	3	(9)
Change in unrealized gains (losses) on available-for-sale securities	(4,975)	1,045	(3,930)
Derivatives:			
Derivatives	66 [2]	(14)	52
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(20)	4	(16)
Change in unrealized gains (losses) on derivatives	46	(10)	36
Change in Accumulated other comprehensive income (loss)	$ (4,929)	$ 1,035	$ (3,894)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2021		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (3,594)	$ 525 [4]	$ (3,069)
Other	(3)	1	(2)
Adjustments for amounts recognized in Net gains (losses) in the Consolidated Statements of Operations	(1,823)	383	(1,440)
DAC/VOBA	1,303 [1][5]	(274)	1,029
Premium deficiency reserve adjustment	446 [5]	(94)	352
URR/Additional liability reserve adjustment	420 [5]	(88)	332
Change in unrealized gains (losses) on available-for-sale securities	(3,251)	453	(2,798)
Derivatives:			
Derivatives	24 [2]	(5)	19
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(21)	4	(17)
Change in unrealized gains (losses) on derivatives	3	(1)	2
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	—	(2)
Change in pension and other postretirement benefits liability	(2)	—	(2)
Change in Accumulated other comprehensive income (loss)	$ (3,250)	$ 452	$ (2,798)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.

[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.

[3] See the *Employee Benefit Arrangements* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

[4] The tax effect of $756 is offset by a $(231) stranded tax benefit release from AOCI to continuing operations. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

[5] In connection with the closing of the Individual Life Transaction on January 4, 2021, the Company released stranded AOCI and reversed unrealized capital gains (losses) on available-for-sale securities. As a result, these amounts include balances related to disposed entities reported as discontinued operations.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2020		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 3,072	$ (645)	$ 2,427
Other	2	—	2
Adjustments for amounts recognized in Net gains (losses) in the Consolidated Statements of Operations	(4)	1	(3)
DAC/VOBA	(573) [1]	120	(453)
Premium deficiency reserve adjustment	(211)	44	(167)
URR/Additional liability reserve adjustment	(230)	48	(182)
Change in unrealized gains (losses) on available-for-sale securities	2,056	(432)	1,624
Derivatives:			
Derivatives	(45) [2]	9	(36)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	5	(19)
Change in unrealized gains (losses) on derivatives	(69)	14	(55)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(3) [3]	1	(2)
Change in pension and other postretirement benefits liability	(3)	1	(2)
Change in Accumulated other comprehensive income (loss)	$ 1,984	$ (417)	$ 1,567

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.

[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.

[3] See the *Employee Benefit Arrangements* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

17.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Current tax expense (benefit):			
Federal	$ (5)	$ (463)	$ (9)
State	(3)	19	—
Total current tax expense (benefit)	(8)	(444)	(9)
Deferred tax expense (benefit):			
Federal	8	392	(12)
State	(5)	(46)	3
Total deferred tax expense (benefit)	3	346	(9)
Total income tax expense (benefit)	$ (5)	$ (98)	$ (18)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
Income (loss) before income taxes	$ 428	$ 2,777	$ 352
Tax Rate	21.0 %	21.0 %	21.0 %
Income tax expense (benefit) at federal statutory rate	90	583	74
Tax effect of:			
Valuation allowance	7	(521)	(26)
Dividends received deduction	(44)	(34)	(39)
State tax expense (benefit)	(16)	37	16
Noncontrolling interest	16	(161)	(33)
Tax credits	(63)	(14)	(11)
Nondeductible expenses	7	5	1
Other	(1)	7	—
Income tax expense (benefit)	$ (5)	$ (98)	$ (18)
Effective tax rate	(1.2)%	(3.5)%	(5.1)%

Current Income Tax

The Company had a current income tax receivable/(payable) of $5 and $(23) as of December 31, 2022 and 2021, respectively.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities were as follows as of the dates indicated:

	December 31,		
	2022		**2021**
Deferred tax assets			
Federal and state loss carryforwards	$ 1,523	$	1,542
Investments	30		102
Net unrealized investment losses	667		—
Compensation and benefits	179		240
Tax credits	110		39
Other assets	81		66
Total gross assets before valuation allowance	2,590		1,989
Less: Valuation allowance	70		63
Assets, net of valuation allowance	2,520		1,926
Deferred tax liabilities			
Net unrealized investment gains	—		(687)
Insurance reserves	(107)		(46)
Deferred policy acquisition costs	(489)		(200)
Other liabilities	—		(7)
Total gross liabilities	(596)		(940)
Net deferred income tax asset (liability)	$ 1,924	$	986

The following table sets forth the federal, state and credit carryforwards for tax purposes as of the dates indicated:

	December 31,		
	2022		**2021**
Federal net operating loss carryforward	$ 6,816 [1]	$	6,955
State net operating loss carryforward	2,069 [2]		1,893
Credit carryforward	110 [3]		40

[1] Approximately $3,890 of the net operating losses carryforwards ("NOL") not subject to expiration. $2,926 of the NOLs expire between 2025 and 2037.
[2] Approximately $332 of the NOLs not subject to expiration. $1,737 of the NOLs expire between 2022 and 2042.
[3] Includes credits claimed in 2022 related to tax years 2012 - 2017. Expires between 2032 and 2041.

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets ("DTAs") will not be realized. As of December 31, 2022 and 2021, the Company had a total valuation allowance of $70 and $63, respectively. As of December 31, 2022 and 2021, $193 and $186, respectively, of this valuation allowance was allocated to continuing operations, and $(123) and $(123) allocated to Other comprehensive income (loss) related to realized and unrealized capital losses, respectively.

Significant judgment is required to evaluate the need for a valuation allowance against DTAs. The Company reviews all available positive and negative evidence to determine if a valuation allowance is recorded, including historical and projected pre-tax book income, tax planning strategies and reversals of temporary differences. As of December 31, 2022, the Company had year-to-date losses on securities of $4,929 in Other comprehensive income primarily driven by increases in interest rates. The Company determined that the increase in unrealized losses on fixed income investments will be offset in future years by the ordinary income produced from these investments as they reach maturity. Additionally, operating income remained positive for the period and was largely consistent with the 2021 year-end valuation allowance analysis. After evaluating the positive and negative evidence, the Company did not change its judgment regarding the realization of DTAs in 2022.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The valuation allowance as of December 31, 2022 of $70 was against certain historic state net operating losses that were below more likely than not to be utilized. The Company will continue to assess all available evidence during future periods to evaluate any changes to the realization of these DTAs.

For the year ended December 31, 2021, the Company determined that positive evidence exceeded negative evidence that all of its federal and certain state DTAs would be realized. The Company recorded a valuation allowance release of $290, which was allocated to continuing operations. Additionally, due to the Individual Life Transaction, the Company recorded a release of $231 of a stranded tax benefit allocated to continuing operations from Accumulated other comprehensive income. The total release allocated to continuing operations was $521 in 2021.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits were as follows for the periods indicated:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Balance at beginning of period	$	34	$	33	$	32
Additions (reductions) for tax positions related to current year		—		1		1
Additions (reductions) for tax positions related to prior years		(1)		—		—
Balance at end of period	$	33	$	34	$	33

The Company had $1, $1, and $1 of unrecognized tax benefits as of December 31, 2022, 2021 and 2020, respectively, which would affect the Company's effective rate if recognized.

Interest and Penalties

The Company recognizes interest expense and penalties, if applicable, related to unrecognized tax benefits in tax expense net of federal income tax. The total amounts of gross accrued interest and penalties on the Company's Consolidated Balance Sheets as of December 31, 2022 and 2021 were immaterial. The Company recognized no gross interest (benefit) related to unrecognized tax in its Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020.

The timing of the payment of the remaining accrued interest and penalties cannot be reasonably estimated.

Tax Regulatory Matters

For the tax years 2020 through 2022, the Company participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2020 tax year, the Company was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for that tax year.

Tax Legislative Matters

In August 2022, the Inflation Reduction Act ("IRA of 2022") was signed into law creating the corporate alternative minimum tax ("CAMT"). The IRS has only issued limited guidance on the CAMT, and uncertainty remains regarding the application of and potential adjustments to the CAMT. The Company is uncertain as to whether it will qualify for the CAMT and will continue to evaluate the applicability as more guidance is provided.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

18.   Financing Agreements

Short-term Debt

As of December 31, 2022 and 2021, the Company had $141 and $1, respectively, of short-term borrowings outstanding consisting entirely of the current portion of long-term debt.

Long-term Debt

The following table summarizes the carrying value of the Company's long-term debt securities issued and outstanding as of December 31, 2022 and 2021:

	Issuer	Maturity	2022	2021
3.65% Senior Notes, due 2026[2][3]	Voya Financial, Inc.	06/15/2026	$ 445	$ 445
5.7% Senior Notes, due 2043[2][3]	Voya Financial, Inc.	07/15/2043	396	395
4.8% Senior Notes, due 2046[2][3]	Voya Financial, Inc.	06/15/2046	297	297
4.7% Fixed-to-Floating Rate Junior Subordinated Notes, due 2048[4]	Voya Financial, Inc.	01/23/2048	336	345
5.65% Fixed-to-Floating Rate Junior Subordinated Notes, due 2053[4]	Voya Financial, Inc.	05/15/2053	388	740
7.25% Voya Holdings Inc. debentures, due 2023[1]	Voya Holdings Inc.	08/15/2023	140	140
7.63% Voya Holdings Inc. debentures, due 2026[1]	Voya Holdings Inc.	08/15/2026	139	139
6.97% Voya Holdings Inc. debentures, due 2036[1]	Voya Holdings Inc.	08/15/2036	79	79
8.42% Equitable of Iowa Companies Capital Trust II Notes, due 2027	Equitable of Iowa Capital Trust II	04/01/2027	13	13
1.00% Windsor Property Loan	Voya Retirement Insurance and Annuity Company	06/14/2027	2	3
Subtotal			2,235	2,596
Less: Current portion of long-term debt			141	1
Total			$ 2,094	$ 2,595

[1] Guaranteed by ING Group.
[2] Interest is paid semi-annually in arrears.
[3] Guaranteed by Voya Holdings.
[4] See the Junior Subordinated Notes section below.

Unsecured senior debt, which consists of senior fixed rate notes and guarantees of fixed rate notes, ranks highest in priority, followed by subordinated debt, which consists of junior subordinated debt securities.

The aggregate amounts of future principal payments of long-term debt issued by the Company at December 31, 2022 for the next five years and thereafter are $141 in 2023, $1 in 2024, $1 in 2025, $586 in 2026, $13 in 2027 and $1,512 thereafter.

The aggregate amounts of future principal payments of long-term debt issued by Voya Financial, Inc. at December 31, 2022 for the next five years and thereafter are $0 in 2023, $0 in 2024, $0 in 2025, $446 in 2026, $0 in 2027 and $1,434 thereafter.

Loss on Debt Extinguishment

The Company incurred a loss on debt extinguishment of $3 and $31 for the years ended December 31, 2022 and 2021, respectively, which was recorded in Interest expense in the Consolidated Statements of Operations. The Company did not incur any loss on debt extinguishment during the year ended December 31, 2020. See *Senior Notes* and *Junior Subordinated Notes* below for additional detail on debt extinguishment.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Senior Notes

During the year ended December 31, 2021, the Company repurchased $23 and $53 par value of its 3.125% Senior Notes, due 2024 (the "2024 Notes") and 3.65% Senior Notes, due 2026, respectively, for $25 and $60, respectively, on the open market.

During the year ended December 31, 2021, the Company completed the redemption of the remaining $377 aggregate principal amount of the 2024 Notes for $401.

Junior Subordinated Notes

Outstanding junior subordinated notes were as follows as of December 31, 2022:

Issuer	Issue Date	Interest Rate[1]	Scheduled Redemption Date	Interest Rate Subsequent to Scheduled Redemption Date[2]	Final Maturity Date		Face Value
Voya Financial, Inc.	05/16/2013	5.65 %	05/15/2023	LIBOR + 3.58%	05/15/2053 [3]	$	393
Voya Financial, Inc.	01/23/2018	4.70 %	01/23/2028	LIBOR + 2.084%	01/23/2048 [4]	$	340

[1] Prior to the scheduled redemption date, interest is paid semi-annually, in arrears.

[2] In the event the securities are not redeemed on or before the scheduled redemption date, interest will accrue after such date at an annual rate of three month LIBOR plus the indicated margin, payable quarterly in arrears.

[3] The 5.65% Fixed-to-Floating Rate Junior Subordinated Notes due 2053 (the "2053 Notes") are guaranteed on a junior subordinated basis by Voya Holdings.

[4] The 4.70% Fixed-to-Floating Rate Junior Subordinated Notes due 2048 (the "2048 Notes") are guaranteed on an unsecured, junior subordinated basis by Voya Holdings.

During the year ended December 31, 2022, the Company repurchased $357 and $10 par value of its 5.65% Fixed-to-Floating Rate Junior Subordinated Note, due 2053 and 4.7% Fixed-to-Floating Rate Junior Subordinated Note, due 2048, respectively, on the open market.

The Company has the right to defer interest payments on the Junior Subordinated Notes for one or more consecutive interest periods for up to five years, without resulting in a default, during which time interest will be compounded. On or after the optional redemption dates, Voya Financial, Inc. may redeem the Junior Subordinated Notes in whole or in part for the principal amount being redeemed plus accrued and unpaid interest. Prior to the optional redemption dates, the Company may elect to redeem the Junior Subordinated Notes for the principal amount being redeemed upon the occurrence of certain events as defined in the indentures governing the Junior Subordinated Notes, plus accrued and unpaid interest.

At any time following notice of the Company's plan to defer interest and during the period interest is deferred, the Company and its subsidiaries generally, with certain exceptions, may not make payments on or redeem or purchase any shares of the Company's common or preferred stock or any of the debt securities or guarantees that rank in liquidation on a parity with or are junior to the Junior Subordinated Notes.

Aetna Notes

ING Group guarantees various debentures of Voya Holdings that were assumed by Voya Holdings in connection with the Company's acquisition of Aetna's life insurance and related businesses in 2000 (the "Aetna Notes"). Concurrent with the completion of the Company's IPO, the Company entered into a shareholder agreement with ING Group that governs certain aspects of the Company's continuing relationship. Pursuant to that agreement, the Company was obligated to reduce the aggregate outstanding principal amount of Aetna Notes to no more than zero as of December 31, 2019 or otherwise to make provision for ING Group's guarantee of any outstanding Aetna Notes in excess of such amounts.

The Company's obligation to ING Group with respect to the Aetna Notes can be met, at the Company's option, through redemptions, repurchases or by posting collateral with a third-party collateral agent, for the benefit of ING Group.

If the Company fails to meet these obligations to ING Group, the Company has agreed to pay a prescribed quarterly fee of 1.25% per quarter to ING Group based on the outstanding principal amount of Aetna Notes for which provision has not been made, in excess of the limits set forth above.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2022 and 2021, the outstanding principal amount of the Aetna Notes was $358. As of December 31, 2022 and 2021, the amount of collateral required to avoid the payment of a fee to ING Group was $358. As of December 31, 2022 and 2021, the collateral balance was $367 and $362, respectively.

Put Option Agreement for Senior Debt Issuance

During 2015, the Company entered into an off-balance sheet 10-year put option agreement with a Delaware trust formed by the Company, in connection with the sale by the trust of pre-capitalized trust securities ("P-Caps"), that provides Voya Financial, Inc. the right, at any time over a 10-year period, to issue up to $500 principal amount of its 3.976% Senior Notes due 2025 ("3.976% Senior Notes") to the trust and receive in exchange a corresponding principal amount of U.S. Treasury securities that are held by the trust. The 3.976% Senior Notes will not be issued unless and until the put option is exercised. In return, the Company pays a semi-annual put premium to the trust at a rate of 1.875% per annum applied to the unexercised portion of the put option, and reimburses the trust for its expenses. The put premium and expense reimbursements are recorded in Operating expenses in the Consolidated Statements of Operations. If and when issued, the 3.976% Senior Notes will be guaranteed by Voya Holdings.

Upon an event of default, the put option will be exercised automatically in full. The Company has a one-time right to unwind a prior voluntary exercise of the put option by repurchasing all of the 3.976% Senior Notes then held by the trust for U.S. Treasury securities. If the put option has been fully exercised, the 3.976% Senior Notes issued may be redeemed by the Company prior to their maturity at par or, if greater, at a make-whole redemption price, in each case plus accrued and unpaid interest to the date of redemption. The P-Caps are to be redeemed by the trust on February 15, 2025 or upon any early redemption of the 3.976% Senior Notes.

Credit Facilities

The Company uses credit facilities as part of its capital management practices. Total fees associated with credit facilities for the years ended 2022, 2021 and 2020 were $2, $2 and $29, respectively.

The following table outlines the Company's credit facilities as of December 31, 2022:

Obligor / Applicant	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity		Utilization		Unused Commitment	
Voya Financial, Inc.	Unsecured	Committed	11/01/2024	$	500	$	—	$	500
Voya Financial, Inc.	Unsecured	Committed	04/07/2025		200		163		37
Total				$	700	$	163	$	537

Senior Unsecured Credit Facility

As of December 31, 2022, the Company had a $500 senior unsecured credit facility with a syndicate of banks which expires November 1, 2024. The facility provides $500 of committed capacity for issuing letters of credit and the full $500 may be utilized for direct borrowings. As of December 31, 2022, there were no amounts outstanding as revolving credit borrowings and no amounts of LOCs outstanding under the senior unsecured credit facility. Under the terms of the facility, the Company is required to maintain a minimum net worth of $6.15 billion, which may increase upon any future equity issuances by the Company.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

19.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2030. The Company also currently has finance leases with service contracts.

During the years ended December 31, 2022 and 2021, the Company recorded an impairment of $5 and $17, respectively, on its right-of-use assets associated with leased office space, which is included in Operating expenses in the Consolidated Statements of Operations.

For the years ended December 31, 2022, 2021 and 2020, rent expense for leases was $21, $28 and $35, respectively and payments under the finance lease were $21, $21 and $22 respectively. The future net minimum payments under non-cancelable leases are as follows as of December 31, 2022:

	Operating Leases	Finance Leases
2023	$ 30	$ 19
2024	28	—
2025	19	—
2026	13	—
2027	11	
Thereafter	19	—
Total undiscounted lease payments	120	19
Less: Imputed interest	(2)	—
Total Lease liabilities	$ 118	$ 19

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2022, the Company had off-balance sheet commitments to acquire mortgage loans of $62 and purchase limited partnerships and private placement investments of $944, of which $358 related to consolidated investment entities.

Insurance Company Guaranty Fund Assessments

Insurance companies are assessed on the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this undiscounted liability, which is included in Other liabilities on the Consolidated Balance Sheets, to be less than $1 as of December 31, 2022 and 2021. The Company has also recorded an asset, in Other assets on the Consolidated Balance Sheets of $11 and $12 as of December 31, 2022 and 2021, respectively, for future credits to premium taxes. The Company estimates its liabilities for future assessments under state insurance guaranty association laws. The Company believes the reserves established are adequate for future assessments relating to insurance companies that are currently subject to insolvency proceedings.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreements, credit facilities and derivative transactions. The fair value of restricted assets were as follows as of December 31, 2022 and 2021:

	2022	2021
Fixed maturity collateral pledged to FHLB[1]	$ 1,791	$ 1,881
FHLB restricted stock[2]	67	78
Other fixed maturities-state deposits	38	46
Cash and cash equivalents	27	31
Securities pledged[3]	1,162	1,198
Total restricted assets	$ 3,085	$ 3,234

[1]Included in Fixed maturities, available-for-sale, at fair value on the Consolidated Balance Sheets.
[2]Included in Other investments on the Consolidated Balance Sheets.
[3] Includes the fair value of loaned securities of $907 and $969 as of December 31, 2022 and 2021, respectively. In addition, as of December 31, 2022 and 2021, the Company delivered securities as collateral of $142 and $124 and repurchase agreements of $113 and $105, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding Agreements

The Company is a member of the FHLB of Des Moines and the FHLB of Boston, and is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2022 and 2021, the Company had $1,279 and $1,461, respectively, in non-putable funding agreements, which are included in Contract owner account balances on the Consolidated Balance Sheets. As of December 31, 2022 and 2021, assets with a market value of approximately $1,791 and $1,881, respectively, collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, at fair value on the Consolidated Balance Sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters nor potential liabilities associated with other loss contingencies are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2022, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $25.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes *Henkel of America v. ReliaStar Life Insurance Company, et al.* (USDC District of Connecticut, No. 1:18-cv-00965)(filed June 8, 2018). Plaintiff alleges that ReliaStar breached the terms of a stop loss policy it issued to Plaintiff by refusing to reimburse Plaintiff for more than $47 in claims incurred by participants in prior years and submitted for coverage under the stop loss policy. Plaintiff alleges a breach of contract claim or, in the alternative, that the stop loss policy be declared to cover the submitted claims, and also asserts that ReliaStar engaged in unfair trade practices and unfair insurance practices in violation of state statutes, and did so willfully and intentionally to warrant an award of punitive damages under state law. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Litigation also includes *Ravarino, et al. v. Voya Financial, Inc., et al.* (USDC District of Connecticut, No. 3:21-cv-01658)(filed December 14, 2021). In this putative class action, the plaintiffs allege that the named defendants breached their fiduciary duties of prudence and loyalty in the administration of the Voya 401(k) Savings Plan. The plaintiffs claim that the named defendants did not exercise proper prudence in their management of allegedly poorly performing investment options, including proprietary funds, and passed excessive investment-management and other administrative fees for proprietary and non-proprietary funds onto plan participants. The plaintiffs also allege that the defendants engaged in self-dealing through the inclusion of the Voya Stable Value Option into the plan offerings and by setting the "crediting rate" for participants' investment in the Stable Value Fund artificially low in relation to Voya's general account investment returns in order to maximize the spread and Voya's profits at the participants' expense. The complaint seeks disgorgement of unjust profits as well as costs incurred. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Finally, industry wide, life insurers continue to be exposed to class action litigation related to the cost of insurance rates and periodic deductions from cash value. Common allegations include that insurance companies have breached the terms of their universal life insurance policies by establishing or increasing the cost of insurance rates using cost factors not permitted by the contract, thereby unjustly enriching themselves. This litigation is generally known as cost of insurance litigation.

Cost of insurance litigation for the Company includes *Advance Trust & Life Escrow Services, LTA v. ReliaStar Life Insurance Company* (USDC District of Minnesota, No. 1:18-cv-02863)(filed October 5, 2018), a putative class action in which Plaintiff alleges that the Company's universal life insurance policies only permitted the Company to rely upon the policyholders' expected future mortality experience to establish the cost of insurance, and that as projected mortality experience improved, the policy language required the Company to decrease the cost of insurance. Plaintiff alleges that the Company did not decrease the cost of insurance as required, thereby breaching its contract with the policyholders, and seeks class certification. On March 29, 2022, the district court granted the Plaintiff's motion for class certification and denied the Company's motion for summary judgment. The Company denies the allegations in the complaint, believes the complaint to be without merit, and will defend the lawsuit vigorously.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Contingencies related to Performance-based Capital Allocations on Private Equity Funds

Certain performance-based capital allocations related to sponsored private equity funds ("carried interest") are not final until the conclusion of an investment term specified in the relevant asset management contract. As a result, such carried interest, if accrued or paid to the Company during such term, is subject to later adjustment based on subsequent fund performance. If the fund's cumulative investment return falls below specified investment return hurdles, some or all of the previously accrued carried interest is reversed to the extent that the Company is no longer entitled to the performance-based capital allocation. Should the fund's cumulative investment return subsequently increase above specified investment return hurdles in future periods, previous reversals could be fully or partially recovered.

As of December 31, 2022, approximately $126 of previously accrued carried interest would be subject to full or partial reversal in future periods if cumulative fund performance hurdles are not maintained throughout the remaining life of the affected funds.

20.   Consolidated and Nonconsolidated Investment Entities

The Company holds variable interests in certain investment entities in the form of debt or equity investments, as well as the right to receive management fees, performance fees, and carried interest. The Company consolidates certain entities under the VIE guidance when it is determined that the Company is the primary beneficiary. Alternatively, certain entities are consolidated under the VOE guidance when control is obtained through voting rights. Refer to the Consolidated Balance Sheets for the assets and liabilities of the Company's consolidated investment entities.

The Company has no right to the benefits from, nor does it bear the risks associated with consolidated investment entities beyond the Company's direct equity and debt investments in and management fees generated from these entities. Such direct investments amounted to approximately $288 and $317 as of December 31, 2022 and 2021, respectively. If the Company were to liquidate, the assets held by consolidated investment entities would not be available to the general creditors of the Company as a result of the liquidation.

Consolidated VIEs and VOEs

Collateral Loan Obligations Entities ("CLOs")

The Company is involved in the design, creation, and the ongoing management of CLOs. These entities are created for the purpose of acquiring diversified portfolios of senior secured floating rate leveraged loans, and securitizing these assets by issuing multiple tranches of collateralized debt; thereby providing investors with a broad array of risk and return profiles. Also known as collateralized financing entities under Topic 810, CLOs are variable interest entities by definition.

In return for providing collateral management services, the Company earns investment management fees and contingent performance fees. In addition to earning fee income, the Company often holds an investment in certain of the CLOs it manages, generally within the unrated and most subordinated tranche of each CLO. The fee income earned and investments held are included in the Company's ongoing consolidation assessment for each CLO. The Company was the primary beneficiary of 7 CLOs as of December 31, 2022 and 2021.

Limited Partnerships ("LPs")

The Company invests in and manages various limited partnerships, including private equity funds and hedge funds. These entities have been evaluated by the Company and are determined to be VIEs due to the equity holders, as a group, lacking the characteristics of a controlling financial interest.

In return for serving as the general partner of and providing investment management services to these entities, the Company earns management fees and carried interest in the normal course of business. Additionally, the Company often holds an investment in each limited partnership it manages, generally in the form of general partner and limited partner interests. The fee income, carried interest, and investments held are included in the Company's ongoing consolidation analysis for each limited partnership. The Company consolidated 10 and 11 funds, which were structured as partnerships, as of December 31, 2022 and 2021, respectively. Two funds were deconsolidated as a result of their liquidation as of December 31, 2022 and one additional

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

fund was consolidated during the year ended December 31, 2022 with impacts reflected within the Limited partnerships/corporations, at fair value, Cash and cash equivalents, Other assets, and Other liabilities within the CIEs sections of the Company's Consolidated Balance Sheets, the Net investment income and Other expense within the CIEs sections of the Company's Consolidated Statements of Operations during the year ended December 31, 2022.

The noncontrolling interest related to these partnerships decreased from $1,568 at December 31, 2021 to $1,482 at December 31, 2022. Changes in market value, consolidations, deconsolidations, contributions and distributions related to these investments in partnerships directly impacts the noncontrolling interest component of Shareholders' Equity on the Company's Consolidated Balance Sheets. The change in noncontrolling interest was primarily driven by unfavorable market depreciation in limited partnership investments, partially offset by an increase in net contributions and consolidation of one additional fund. The Company records the noncontrolling interest using a lag methodology relying on the most recent financial information available.

Registered Investment Companies

The Company did not consolidate any sponsored investment funds accounted for as VOEs as of December 31, 2022 and 2021.

The following table summarizes the components of the consolidated investment entities as of the dates indicated:

	December 31, 2022	December 31, 2021
Assets		
VIEs		
Cash and cash equivalents	$ 88	$ 171
Corporate loans, at fair value using the fair value option	1,293	1,111
Limited partnerships/corporations, at fair value	2,802	2,469
Other assets	21	28
Total VIE assets	4,204	3,779
Total assets of consolidated investment entities	$ 4,204	$ 3,779
Liabilities and Shareholders' Equity		
VIEs		
CLO notes, at fair value using the fair value option	$ 1,234	$ 880
Other liabilities	1,200	1,013
Total VIE liabilities	2,434	1,893
Total liabilities of consolidated investment entities	2,434	1,893
Noncontrolling interest	1,482	1,568
Total VIE shareholders' equity	1,482	1,568
Total liabilities and shareholders' equity of consolidated investment entities	$ 3,916	$ 3,461

Fair Value Measurement

Upon consolidation, the Company elected to apply the FVO for financial assets and financial liabilities held by CLOs and continued to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLOs) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions and allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments held by consolidated private equity funds are measured and reported at fair value in the Company's Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income (loss) related to consolidated investment entities in the Company's Consolidated Statements of Operations.

The methodology for measuring the fair value of financial assets and liabilities of consolidated investment entities, and the classification of these measurements in the fair value hierarchy is consistent with the methodology and classification applied by the Company to its investment portfolio, as discussed within the *Fair Value Measurements (excluding Consolidated Investment Entities)* Note to these Consolidated Financial Statements.

As discussed in more detail below, the Company utilizes valuations obtained from third-party commercial pricing services, brokers and investment sponsors or third-party administrators that supply NAV (or its equivalent) per share used as a practical expedient. The valuations obtained from brokers and third-party commercial pricing services are non-binding. These valuations are reviewed on a monthly or quarterly basis depending on the entity and its underlying investments. Procedures include, but are not limited to, a review of underlying fund investor reports, review of top and worst performing funds requiring further scrutiny, review of variance from prior periods and review of variance from benchmarks, where applicable. In addition, the Company considers both macro and fund specific events that may impact the latest NAV supplied and determines if further adjustments of value should be made. Such changes, if any, are subject to senior management review.

When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Cash and Cash Equivalents

The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents is determined based on quoted market prices. These assets are classified as Level 1.

CLOs

Corporate loans: Corporate loan investments, which comprise the majority of consolidated CLO portfolio collateral, are senior secured corporate loans maturing at various dates between 2023 and 2030, paying interest at LIBOR, SOFR, EURIBOR or PRIME plus a spread of up to 10.0%. As of December 31, 2022 and 2021, the unpaid principal balance exceeded the fair value of the corporate loans by approximately $85 and $8, respectively. Less than 1.0% of the collateral assets were in default as of December 31, 2022 and 2021.

The fair values for corporate loans are determined using independent commercial pricing services. Fair value measurement based on pricing services may be classified in Level 2 or Level 3 depending on the type, complexity, observability and liquidity of the asset being measured. The inputs used by independent commercial pricing services, such as benchmark yields and credit risk adjustments, are those that are derived principally from or corroborated by observable market data. Hence, the fair value measurement of corporate loans priced by independent pricing service providers is classified within Level 2 of the fair value hierarchy. In addition, there are assets held with CLO portfolios that represent senior level debt of other third party CLOs. These CLO investments are classified within Level 3 of the fair value hierarchy. See description of fair value process for CLO notes below.

CLO notes: The CLO notes are backed by a diversified loan portfolios consisting primarily of senior secured floating rate leveraged loans. Repayment risk is segmented into tranches with credit ratings of these tranches reflecting both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it. The most subordinated tranche bears the first loss and receives the residual payments, if any. The interest rates are generally variable rates based on LIBOR, SOFR or EURIBOR plus a pre-defined spread, which varies from 1.0% for the more senior tranches to 8.8% for the more subordinated tranches. CLO notes mature in 2026 and 2034, and have a weighted average maturity of 11 years as of December 31, 2022. The investors in this debt are not affiliated with the Company and have no recourse to the general credit of the Company for this debt.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair values of the CLO notes are measured based on the fair value of the CLO's corporate loans, as the Company uses the measurement alternative available under ASU 2014-13 and determined that the inputs for measuring financial assets are more observable. The CLO notes are classified within Level 2 of the fair value hierarchy, consistent with the classification of the majority of the CLO financial assets.

The Company reviews the detailed prices including comparisons to prior periods for reasonableness. The Company utilizes a formal pricing challenge process to request a review of any price during which time the vendor examines its assumptions and relevant market inputs to determine if a price change is warranted.

The following narrative indicates the sensitivity of inputs:
- Default Rate: An increase (decrease) in the expected default rate would likely increase (decrease) the discount margin (increase risk premium) used to value the CLO investments and CLO notes and, as a result, would potentially decrease the value of the CLO investments and CLO notes.
- Recovery Rate: A decrease (increase) in the expected recovery of defaulted assets would potentially decrease (increase) the valuation of CLO investments and CLO notes.
- Prepayment Rate: A decrease (increase) in the expected rate of collateral prepayments would potentially decrease (increase) the valuation of CLO investments and CLO notes as the expected weighted average life ("WAL") would increase (decrease).
- Discount Margin (spread over LIBOR/SOFR): An increase (decrease) in the discount margin used to value the CLO investments and CLO notes would decrease (increase) the value of the CLO investments and CLO notes.

Private Equity Funds

The unit of account for private equity funds is the interest in the investee fund. The Company owns an undivided interest in the fund portfolio and does not have the ability to dispose of individual assets and liabilities in the fund portfolio. Rather, the Company would be required to redeem or dispose of its entire interest in the investee fund. There is no current active market for interests in underlying private equity funds.

Valuation is generally based on the valuations provided by the fund's general partner or investment manager. The valuations typically reflect the fair value of the Company's capital account balance of each fund investment, including unrealized capital gains (losses), as reported in the financial statements of the respective investee fund as of the respective year end or the latest available date. In circumstances where fair values are not provided, the Company seeks to determine the fair value of fund investments based upon other information provided by the fund's general partner or investment manager or from other sources. The fair value of securities received in-kind from fund investments is determined based on the restrictions around the securities.
- Unrestricted, publicly traded securities are valued at the closing public market price on the reporting date;
- Restricted, publicly traded securities may be valued at a discount from the closing public market price on the reporting date, depending on the circumstances; and
- Privately held securities are valued by the directors/general partner of the investee fund, based on a variety of factors, including the price of recent transactions in the company's securities and the company's earnings, revenue and book value.

In the case of direct investments or co-investments in private equity companies, the Company initially recognizes investments at cost and subsequently adjusts investments to fair value. On a quarterly basis, the Company reviews the general partner or lead investor's valuation of the investee company, taking into account other available information, such as indications of a market value through subsequent issues of capital or transactions between third parties, performance of the investee company during the period and public, comparable companies' analysis, where appropriate.

Investments in these funds typically may not be fully redeemed at net asset value ("NAV") within 90 days because of inherent restriction on near term redemptions.

As of December 31, 2022 and 2021, certain private equity funds maintained term loans and revolving lines of credit of $1,366 and $1,214, respectively. The term loans mature in ten to twenty-two months, and the revolving lines of credit are eligible for renewal every three years; all loans bear interest at LIBOR/EURIBOR/SOFR plus 155 - 200 bps. The lines of credit are used for funding transactions before capital is called from investors, as well as for the financing of certain purchases. As of

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

December 31, 2022 and 2021, outstanding borrowings amount to $1,143 and $697, respectively. The borrowings are reflected in Liabilities related to consolidated investment entities - other liabilities on the Company's Consolidated Balance Sheets. The borrowings are carried at an amount equal to the unpaid principal balance.

The following table summarizes the fair value hierarchy levels of consolidated investment entities as of December 31, 2022:

	Level 1	Level 2	Level 3	NAV	Total
Assets					
Cash and cash equivalents	$ 88	$ —	$ —	$ —	$ 88
Corporate loans, at fair value using the fair value option	—	1,293	—	—	1,293
Limited partnerships/corporations, at fair value	—	—	—	2,802	2,802
Total assets, at fair value	$ 88	$ 1,293	$ —	$ 2,802	$ 4,183
Liabilities					
CLO notes, at fair value using the fair value option	$ —	$ 1,234	$ —	$ —	$ 1,234
Total liabilities, at fair value	$ —	$ 1,234	$ —	$ —	$ 1,234

The following table summarizes the fair value hierarchy levels of consolidated investment entities as of December 31, 2021:

	Level 1	Level 2	Level 3	NAV	Total
Assets					
Cash and cash equivalents	$ 171	$ —	$ —	$ —	$ 171
Corporate loans, at fair value using the fair value option	—	1,111	—	—	1,111
Limited partnerships/corporations, at fair value	—	—	—	2,469	2,469
Total assets, at fair value	$ 171	$ 1,111	$ —	$ 2,469	$ 3,751
Liabilities					
CLO notes, at fair value using the fair value option	$ —	$ 880	$ —	$ —	$ 880
Total liabilities, at fair value	$ —	$ 880	$ —	$ —	$ 880

Transfers of investments out of Level 3 and into Level 2 or Level 1, if any, are recorded as of the beginning of the period in which the transfer occurred. For the years ended December 31, 2022 and 2021, there were no transfers in or out of Level 3 or transfers between Level 1 and Level 2.

Deconsolidation of Certain Investment Entities

Certain investment entities that have historically been consolidated in the financial statements may require deconsolidation as of the reporting period because: (a) such funds have been liquidated or dissolved; or (b) the Company is no longer deemed to be the primary beneficiary of the VIEs as it no longer has a controlling financial interest.

The change in CLO's consolidation status due to the close of the warehouse and the launch of the CLO do not meet the criteria described above as this transaction represents normal business operations of the entity. Refer to the CLO life cycle described above.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company had two deconsolidations for the year ended December 31, 2022 as a result of funds liquidation. The Company had no deconsolidations for the year ended December 31, 2021. For deconsolidated investment entities, the Company continues to serve as the general partner and/or investment manager until such entities are fully liquidated.

Nonconsolidated VIEs

The Company also holds variable interest in certain CLOs and LPs that are not consolidated as it has been determined that the Company is not the primary beneficiary.

CLOs

As of December 31, 2022 and December 31, 2021, the Company held $364 and $415 ownership interests, respectively, in unconsolidated CLOs, which also represent the Company's maximum exposure to loss.

LPs

As of December 31, 2022 and December 31, 2021, the Company held $1,781 and $1,739 ownership interests, respectively, in unconsolidated limited partnerships, which also represent the Company's maximum exposure to loss.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and does not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Fair Value Measurements (excluding Consolidated Investment Entities)* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO whose change in fair value is reflected in Net gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment. Refer to the *Investments (excluding Consolidated Investment Entities)* Note to these Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

21.   Segments

On January 4, 2021, the Company completed a series of transactions pursuant to the Resolution MTA entered into on December 18, 2019 with Resolution Life US to sell several of its subsidiaries and the related Individual Life and fixed and variable annuities businesses within these subsidiaries. See the *Business Held for Sale and Discontinued Operations* Note to these Consolidated Financial Statements.

On March 15, 2021, the Company announced several updates to its operating model and leadership team. In conjunction with those updates, the Retirement and Employee Benefits segments were renamed to Wealth Solutions and Health Solutions, respectively. The Company will continue to provide its principal products and services through three segments: Wealth Solutions, Health Solutions and Investment Management. These segments reflect the manner by which the Company's chief operating decision maker views and manages the business. A brief description of these segments follows.

The Wealth Solutions segment provides tax-deferred, employer-sponsored retirement savings plans and administrative services to corporate, education, healthcare, other non-profit and government entities, and stable value products to institutional clients where the Company may or may not be providing defined contribution products and services, as well as individual retirement accounts ("IRAs"), other retail financial products and comprehensive financial services to individual customers.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Health Solutions segment provides stop loss, group life, voluntary employee-paid and disability products to mid-sized and large businesses.

The Investment Management segment provides investment products and retirement solutions across a broad range of geographies, market sectors, investment styles and capitalization spectrums. Products and services are offered to institutional clients, including public, corporate and union retirement plans, endowments and foundations and insurance companies, as well as individual investors and general accounts of the Company's insurance subsidiaries and are distributed through the Company's direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers and independent financial advisers).

The Company includes in Corporate the following corporate and business activities:
- corporate operations, corporate level assets and financial obligations; financing and interest expenses; dividend payments made to preferred shareholders; stranded costs and other items not allocated or directly related to the Company's segments, including items such as expenses related to organizational restructurings, certain expenses and liabilities of employee benefit plans, certain adjustments to short-term and long-term incentive accruals and intercompany eliminations;
- investment income on assets backing surplus in excess of amounts held at the segment level.

Measurement

Adjusted operating earnings before income taxes. The Company believes that Adjusted operating earnings before income taxes provides a meaningful measure of its business and segment performance and enhances the understanding of the Company's financial results by focusing on the operating performance and trends of the underlying business segments and excluding items that tend to be highly variable from period to period based on capital market conditions or other factors. The Company uses the same accounting policies and procedures to measure segment Adjusted operating earnings before income taxes as it does for the directly comparable U.S. GAAP measure, which is Income (loss) from continuing operations before income taxes. Adjusted operating earnings before income taxes does not replace Income (loss) from continuing operations before income taxes as a measure of the Company's consolidated results of operations. Therefore, the Company believes that it is useful to evaluate both Income (loss) from continuing operations before income taxes and Adjusted operating earnings before income taxes when reviewing the Company's financial and operating performance. Each segment's Adjusted operating earnings before income taxes is calculated by adjusting Income (loss) from continuing operations before income taxes for the following items:
- Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements and unearned revenue, which are significantly influenced by economic and market conditions, including interest rates and credit spreads, and are not indicative of normal operations. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding gains (losses) associated with swap settlements and accrued interest;
- Net guaranteed benefit gains (losses), which are significantly influenced by economic and market conditions and are not indicative of normal operations, include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in Adjusted operating earnings before income taxes, reflects the expected cost of these benefits if markets perform in line with the Company's long-term expectations and includes the cost of hedging. Other derivative and reserve changes related to guaranteed benefits are excluded from Adjusted operating earnings before income taxes, including the impacts related to changes in the Company's nonperformance spread;
- Income (loss) related to businesses exited or to be exited through reinsurance or divestment, which includes gains and (losses) associated with transactions to exit blocks of business within continuing operations (including net investment gains (losses) on securities sold and expenses directly related to these transactions) and residual run-off activity (including an insignificant number of Individual Life, and non-Wealth Solutions annuities policies that were not part of the divested businesses). Excluding this activity, which also includes amortization of intangible assets related to businesses exited or to be exited, better reveals trends in the Company's core business and more closely aligns Adjusted operating earnings before income taxes with how the Company manages its segments;
- Income (loss) attributable to noncontrolling interests, which represents the interest of shareholders, other than those of the Company, in the gains and (losses) of consolidated entities, such as Allianz's stake in the results of VIM Holdings

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

LLC (referred to as redeemable noncontrolling interest or Allianz noncontrolling interest) or the attribution of results from consolidated VIEs or VOEs to which the Company is not economically entitled;

- Dividend payments made to preferred shareholders are included as reductions to reflect the Adjusted operating earnings before income taxes that are available to common shareholders;

- Income (loss) related to early extinguishment of debt, which includes losses incurred as a result of transactions where the Company repurchases outstanding principal amounts of debt; these losses are excluded from Adjusted operating earnings before income taxes since the outcome of decisions to restructure debt are not indicative of normal operations;

- Impairment of goodwill, value of management contract rights and value of customer relationships acquired, which includes losses as a result of impairment analysis; these represent losses related to infrequent events and do not reflect normal, cash-settled expenses;

- Immediate recognition of net actuarial gains (losses) related to the Company's pension and other postretirement benefit obligations and gains (losses) from plan amendments and curtailments, which includes actuarial gains and losses as a result of differences between actual and expected experience on pension plan assets or projected benefit obligation during a given period. The Company immediately recognizes actuarial gains and (losses) related to pension and other postretirement benefit obligations and gains (losses) from plan adjustments and curtailments. These amounts do not reflect normal, cash-settled expenses and are not indicative of current Operating expense fundamentals; and

- Other items not indicative of normal operations or performance of the Company's segments or related to events such as capital or organizational restructurings undertaken to achieve long-term economic benefits, including certain costs related to debt and equity offerings, acquisition / merger integration expenses, severance and other expenses associated with such activities, and expenses attributable to vacant real estate. These items vary widely in timing, scope and frequency between periods as well as between companies to which the Company is compared. Accordingly, the Company adjusts for these items as management believes that these items distort the ability to make a meaningful evaluation of the current and future performance of the Company's segments.

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles Adjusted operating earnings before income taxes for the segments to Income (loss) from continuing operations before income taxes for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
Adjusted operating earnings before income taxes by segment:			
Wealth Solutions	$ 707	$ 1,110	$ 443
Health Solutions	291	204	204
Investment Management	186	239	197
Corporate	(215)	(261)	(349)
Total including Allianz noncontrolling interest	969	1,292	495
Less: Earnings (loss) attributable to Allianz noncontrolling interest	25	—	—
Total	$ 944	$ 1,292	$ 495
Adjustments:			
Net investment gains (losses) and related charges and adjustments	(161)	(20)	22
Net guaranteed benefit gains (losses) and related charges and adjustments	(23)	(1)	22
Income (loss) related to businesses exited or to be exited through reinsurance or divestment	(141)	812	(342)
Income (loss) attributable to noncontrolling interests	(77)	761	157
Income (loss) related to early extinguishment of debt	(3)	(31)	—
Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments	5	33	2
Dividend payments made to preferred shareholders	36	36	36
Other	(151)	(105)	(41)
Total adjustments to income (loss) from continuing operations	(516)	1,485	(144)
Income (loss) from continuing operations before income taxes	$ 428	$ 2,777	$ 352

Adjusted operating revenues is a measure of the Company's segment revenues. Each segment's Adjusted operating revenues are calculated by adjusting Total revenues to exclude the following items:
- Net investment gains (losses) and related charges and adjustments, which are significantly influenced by economic and market conditions, including interest rates and credit spreads, and are not indicative of normal operations. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding gains (losses) associated with swap settlements and accrued interest. These are net of related amortization of unearned revenue;
- Gain (loss) on change in fair value of derivatives related to guaranteed benefits, which is significantly influenced by economic and market conditions and not indicative of normal operations, includes changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in Adjusted operating revenues, reflects the expected cost of these benefits if markets perform in line with the Company's long-term expectations and includes the cost of hedging. Other derivative and reserve changes related to guaranteed benefits are excluded from Adjusted operating revenues, including the impacts related to changes in the Company's nonperformance spread;
- Revenues related to businesses exited or to be exited through reinsurance or divestment, which includes revenues associated with transactions to exit blocks of business within continuing operations (including net investment gains (losses) on securities sold related to these transactions) and residual run-off activity (including an insignificant number of Individual Life and non-Wealth Solution annuities policies that were not part of the divested businesses). Excluding this activity better reveals trends in the Company's core business and more closely aligns Adjusted operating revenues with how the Company manages its segments;

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Revenues attributable to noncontrolling interests represents the interests of shareholders, other than those of the Company, in consolidated entities. Revenues attributable to noncontrolling interest represents such shareholders' interests in the revenues of those entities, or the attribution of results from consolidated VIEs or VOEs to which the Company is not economically entitled; and
- Other adjustments to Total revenues primarily reflect fee income earned by the Company's broker-dealers for sales of non-proprietary products, which are reflected net of commission expense in the Company's segments' operating revenues, other items where the income is passed on to third parties and the elimination of intercompany investment expenses included in Adjusted operating revenues.

The summary below reconciles Adjusted operating revenues for the segments to Total revenues for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
Adjusted operating revenues by segment:			
Wealth Solutions	$ 2,772	$ 3,238	$ 2,717
Health Solutions	2,582	2,395	2,155
Investment Management	756	783	702
Corporate	67	100	21
Total	$ 6,176	$ 6,516	$ 5,595
Adjustments:			
Net investment gains (losses) and related charges and adjustments	(186)	(138)	13
Gain (loss) on change in fair value of derivatives related to guaranteed benefits	(23)	(1)	22
Revenues related to businesses exited or to be exited through reinsurance or divestment	(132)	(3,368)	1,494
Revenues attributable to noncontrolling interests	(33)	809	215
Other adjustments	121	413	310
Total adjustments to revenues	(254)	(2,286)	2,054
Total revenues	$ 5,922	$ 4,230	$ 7,649

Other Segment Information

The Investment Management segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees for the periods indicated:

	Year Ended December 31,		
	2022	**2021**	**2020**
Investment management intersegment revenues	$ 91	$ 92	$ 110

Voya Financial, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The summary below presents Total assets for the Company's segments as of the dates indicated:

	December 31, 2022	December 31, 2021
Wealth Solutions	$ 114,024	$ 137,544
Health Solutions	2,712	3,002
Investment Management	1,611	1,226
Corporate	25,392	26,025
Total assets, before consolidation[1]	143,739	167,797
Consolidation of investment entities	3,914	3,465
Total assets	$ 147,652	$ 171,262

[1] Total assets, before consolidation includes the Company's direct investments in CIEs prior to consolidation, which are accounted for using the equity method or fair value option.

Voya Financial, Inc.
Schedule I

Summary of Investments Other than Investments in Affiliates
As of December 31, 2022
(In millions)

Type of Investments	Cost	Fair Value	Amount Shown on Consolidated Balance Sheet
Fixed maturities:			
U.S. Treasuries	$ 590	$ 581	$ 581
U.S. Government agencies and authorities	58	59	59
State, municipalities, and political subdivisions	978	845	845
U.S. corporate public securities	9,343	8,201	8,201
U.S. corporate private securities	5,087	4,692	4,692
Foreign corporate public securities and foreign governments[1]	3,343	2,949	2,949
Foreign corporate private securities[1]	3,254	3,034	3,034
Residential mortgage-backed securities	4,230	3,977	3,977
Commercial mortgage-backed securities	4,466	3,883	3,883
Other asset-backed securities	2,307	2,136	2,136
Total fixed maturities, including securities pledged	33,656	30,357	30,357
Equity securities	336	336	336
Short-term investments	356	356	356
Mortgage loans on real estate	5,445	5,149	5,427
Policy loans	363	363	363
Limited partnerships/corporations	1,781	1,781	1,781
Derivatives	38	422	422
Other investments	68	68	68
Total investments	$ 42,043	$ 38,832	$ 39,110

[1] Primarily U.S. dollar denominated.

Voya Financial, Inc.
Schedule II

Condensed Financial Information of Parent
Balance Sheets
December 31, 2022 and 2021
(In millions, except share and per share data)

	As of December 31,	
	2022	**2021**
Assets:		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $6 as of 2022 and $12 as of 2021)	$ 6	$ 12
Short-term investments	—	18
Limited partnerships/corporations	9	9
Derivatives	14	5
Investments in subsidiaries	5,454	9,487
Total investments	5,483	9,531
Cash and cash equivalents	209	202
Short-term investments under securities loan agreements, including collateral delivered	6	11
Loans to subsidiaries and affiliates	89	123
Due from subsidiaries and affiliates	15	61
Deferred income taxes	909	875
Other assets	12	4
Total assets	$ 6,723	$ 10,807
Liabilities:		
Payables under securities loan and repurchase agreements, including collateral held	$ —	$ 10
Short-term debt	195	130
Long-term debt	1,862	2,222
Derivatives	14	4
Other liabilities	125	131
Total liabilities	$ 2,196	$ 2,497
Shareholders' equity:		
Preferred stock ($0.01 par value per share; $625 aggregate liquidation preference as of 2022 and 2021)	—	—
Common stock ($0.01 par value per share; 900,000,000 shares authorized; 97,789,852 and 108,987,650 shares issued as of 2022 and 2021, respectively; 97,186,970 and 107,758,376 shares outstanding as of 2022 and 2021, respectively)	1	1
Treasury stock (at cost; 602,882 and 1,229,274 shares as of 2022 and 2021, respectively)	(39)	(80)
Additional paid-in capital	6,643	7,542
Accumulated other comprehensive income (loss)	(1,794)	2,100
Retained earnings (deficit):		
Unappropriated	(284)	(1,253)
Total Voya Financial, Inc. shareholders' equity	4,527	8,310
Total liabilities and shareholders' equity	$ 6,723	$ 10,807

The accompanying notes are an integral part of this Condensed Financial Information.

Voya Financial, Inc.
Schedule II

Condensed Financial Information of Parent
Statements of Operations
For the Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues:			
Net investment income	$ 12	$ 5	$ 8
Net gains (losses)	(52)	29	24
Other revenue	18	—	—
Total revenues	(22)	34	32
Expenses:			
Interest expense	114	159	136
Operating expenses	30	5	8
Total expenses	144	164	144
Income (loss) before income taxes and equity in earnings (losses) of subsidiaries	(166)	(130)	(112)
Income tax expense (benefit)	(86)	(717)	(24)
Net income (loss) before equity in earnings (losses) of subsidiaries	(80)	587	(88)
Equity in earnings (losses) of subsidiaries, net of tax	590	1,539	(118)
Net income (loss) available to Voya Financial, Inc.	510	2,126	(206)
Less: Preferred stock dividends	36	36	36
Net income (loss) available to Voya Financial, Inc.'s common shareholders	$ 474	$ 2,090	$ (242)

The accompanying notes are an integral part of this Condensed Financial Information.

Condensed Financial Information of Parent
Statements of Comprehensive Income
For the Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss) available to Voya Financial, Inc.	$ 510	$ 2,126	$ (206)
Other comprehensive income (loss), after tax	(3,894)	(2,798)	1,567
Comprehensive income (loss) attributable to Voya Financial, Inc.	$ (3,384)	$ (672)	$ 1,361

The accompanying notes are an integral part of this Condensed Financial Information.

Voya Financial, Inc.
Schedule II

Condensed Financial Information of Parent
Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash Flows from Operating Activities:			
Net income (loss) available to Voya Financial, Inc.	$ 510	$ 2,126	$ (206)
Adjustments to reconcile Net income (loss) available to Voya Financial, Inc. to Net cash used in operating activities:			
Equity in (earnings) losses of subsidiaries	(590)	(1,539)	118
Dividends from subsidiaries	502	198	—
Deferred income tax expense (benefit)	(35)	(515)	15
Loss related to early extinguishment of debt	—	31	—
Net gains (losses)	52	(29)	(24)
Share-based compensation	22	9	9
Change in:			
Other receivables and asset accruals	(21)	8	(67)
Due from subsidiaries and affiliates	46	(42)	(17)
Due to subsidiaries and affiliates	—	—	(4)
Other payables and accruals	(10)	(295)	374
Other, net	7	4	2
Net cash provided/(used) in operating activities	483	(44)	200
Cash Flows from Investing Activities:			
Proceeds from Resolution sale	—	694	—
Proceeds from sale of interest in wholly owned subsidiary	—	80	—
Proceeds from the sale, maturity, disposal or redemption of fixed maturities	22	38	—
Acquisition of:			
Fixed maturities	(16)	(45)	—
Short-term investments, net	18	(18)	—
Derivatives, net	(37)	26	20
Maturity (issuance) of short-term intercompany loans, net	34	56	(16)
Return of capital contributions and dividends from subsidiaries	708	1,435	294
Capital contributions to subsidiaries	—	(49)	(441)
Collateral received (delivered), net	(5)	10	—
Other, net	—	81	—
Net cash provided/(used) in investing activities	724	2,308	(143)

The accompanying notes are an integral part of this Condensed Financial Information.

Voya Financial, Inc.
Schedule II

Condensed Financial Information of Parent
Statements of Cash Flows (Continued)
For the Years Ended December 31, 2022, 2021 and 2020
(In millions)

| | Year Ended December 31, | | |
	2022	**2021**	**2020**
Cash Flows from Financing Activities:			
Repayment of debt with maturities of more than three months	(366)	(482)	—
Net proceeds from (repayments of) short-term loans to subsidiaries	65	(523)	584
Proceeds from issuance of common stock, net	7	4	4
Share-based compensation	(40)	(44)	(17)
Common stock acquired - Share repurchase	(750)	(1,113)	(516)
Dividends paid on common stock	(80)	(80)	(76)
Dividends paid on preferred stock	(36)	(36)	(36)
Net cash used in financing activities	(1,200)	(2,274)	(57)
Net increase (decrease) in cash and cash equivalents	7	(10)	—
Cash and cash equivalents, beginning of period	202	212	212
Cash and cash equivalents, end of period	$ 209	$ 202	$ 212
Supplemental cash flow information:			
Income taxes paid (received), net	$ 14	$ —	$ (112)
Interest paid	111	130	132

The accompanying notes are an integral part of this Condensed Financial Information.

Voya Financial, Inc.
Schedule II
Notes to Condensed Financial Information of Parent
(Dollar amounts in millions, unless otherwise stated)

1.   Business and Basis of Presentation

The condensed financial information of Voya Financial, Inc. should be read in conjunction with the consolidated financial statements of Voya Financial, Inc. and its subsidiaries (collectively the "Company") and the notes thereto (the "Consolidated Financial Statements").

The accompanying financial information reflects the results of operations, financial position and cash flows for Voya Financial, Inc. The financial information is in conformity with accounting principles generally accepted in the United States, which require management to adopt accounting policies and make certain estimates and assumptions. Investments in subsidiaries are accounted for using the equity method of accounting.

2.   Loans to Subsidiaries

Voya Financial, Inc. maintains reciprocal loan agreements with subsidiaries to facilitate unanticipated short-term cash requirements that arise in the ordinary course of business.

The following table summarizes the carrying value of Voya Financial, Inc.'s loans to subsidiaries for the periods indicated:

			As of December 31,	
Subsidiaries	**Rate**	**Maturity Date**	**2022**	**2021**
Voya Institutional Plan Services, LLC	3.83%	01/03/2023	$ 31	$ 19
Voya Custom Investments, LLC	1.10%	01/12/2022	—	15
Voya Capital	1.04%	01/03/2022	—	39
Voya Investment Management, LLC	4.46%	01/13/2023	11	50
Voya Services Company	3.83%	01/03/2023	47	—
Total			$ 89	$ 123

Interest income earned on loans to subsidiaries was $5, $3 and $4 for the years ended December 31, 2022, 2021 and 2020, respectively. Interest income is included in Net investment income in the Condensed Statements of Operations.

3.   Financing Agreements

Debt Securities

The following table summarizes Voya Financial, Inc.'s short-term debt borrowings for the periods indicated:

	As of December 31,	
	2022	**2021**
Intercompany financing - Subsidiaries	$ 195	$ 130
Total	$ 195	$ 130

Intercompany financing

Under the reciprocal loan agreements with subsidiaries, interest is charged at the prevailing market interest rate for similar third-party borrowings for securities.

As of December 31, 2022 and 2021, Voya Financial, Inc. was in compliance with its debt covenants. See *Financing Agreements* Note to the Consolidated Financial Statements for further information regarding long-term debt and the five-year maturities of long-term debt.

Voya Financial, Inc.
Schedule II
Notes to Condensed Financial Information of Parent
(Dollar amounts in millions, unless otherwise stated)

Credit Facilities

Voya Financial, Inc. uses credit facilities to provide collateral required primarily under its affiliated reinsurance transactions with captive insurance subsidiaries. As of December 31, 2022, unsecured and committed facilities totaled $700. Of the aggregate $700 capacity available, Voya Financial, Inc. utilized $163 in credit facilities outstanding as of December 31, 2022. Total fees associated with credit facilities in 2022, 2021 and 2020 totaled $2, $2 and $28, respectively.

Guarantees

In the normal course of business, Voya Financial, Inc. enters into indemnification agreements with financial institutions that issue surety bonds on behalf of Voya Financial, Inc. or its subsidiaries in connection with litigation matters.

In addition, Voya Financial, Inc. provides guarantees to certain of its subsidiaries to support various business requirements:
*   Voya Financial, Inc. guarantees the obligations of Voya Holdings under the $13 principal amount of 8.42% Series B Capital Securities due April 1, 2027 (the "Equitable Notes"), and provides a back-to-back guarantee to ING Group in respect of its guarantee of $358 combined principal amount of Aetna Notes.
*   Voya Financial, Inc. and Voya Holdings provide a guarantee of payment of obligations to certain subsidiaries under certain surplus notes held by those subsidiaries.

There were no assets or liabilities recognized by Voya Financial, Inc. as of December 31, 2022 and 2021 in relation to these intercompany indemnifications, guarantees or support agreements. As of December 31, 2022 and 2021, no circumstances existed in which Voya Financial, Inc. was required to currently perform under these arrangements.

4.   Returns of Capital and Dividends

Voya Financial, Inc. received returns of capital and dividends from the following subsidiaries for the periods indicated:

	Years Ended December 31,		
	2022	**2021**	**2020**
Voya Holdings Inc.	$ 1,210	$ 1,659	$ 294
Security Life of Denver Insurance Company	—	54	—
Voya Financial Holdings I, LLC	—	16	—
Voya Special Investments, Inc.	—	125	—
Total[1]	$ 1,210	$ 1,854	$ 294

[1] The year ended December 31, 2021 included $221 of non-cash activities.

On February 7, 2023, Voya Financial, Inc. received a $402 dividend from Voya Holdings, Inc.

5.   Income Taxes

As of December 31, 2022 and 2021, Voya Financial, Inc. held deferred tax assets related to loss and credit carryforwards, some of which have not been realized by its subsidiaries but have been reimbursed to the subsidiaries by Voya Financial, Inc. pursuant to the intercompany tax sharing agreement. The total deferred tax assets were primarily comprised of federal net operating loss, state net operating loss and credit carryforwards.

Valuation allowances have been applied to a portion of the state deferred tax assets as of December 31, 2022 and 2021. Character, amount and estimated expiration date of the carryforwards and the related allowances are disclosed in the *Income Taxes* Note to the Consolidated Financial Statements.

As of December 31, 2022 and 2021, Voya Financial, Inc. has recognized deferred tax assets of $909 and $875, respectively, primarily related to federal net operating loss carryforwards.

Voya Financial, Inc.
Schedule II
Notes to Condensed Financial Information of Parent
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2022 and 2021, Voya Financial, Inc. had a current income tax receivable/(payable) of $9 and $(13), respectively.

Tax Sharing Agreement

Voya Financial, Inc. has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The federal tax sharing agreement provides that Voya Financial, Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Voya Financial, Inc. has also entered into a state tax sharing agreement with each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which Voya Financial, Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

Voya Financial, Inc.
Schedule III

Supplementary Insurance Information
As of December 31, 2022 and 2021
(In millions)

Segment	DAC and VOBA		Future Policy Benefits and Contract Owner Account Balances		Unearned Premiums[1]	
2022						
Wealth Solutions	$	1,878	$	35,812	$	—
Health Solutions		197		2,271		— *
Investment Management		—		—		—
Corporate		747		14,490		—
Total	$	2,822	$	52,573	$	—
2021						
Wealth Solutions	$	430	$	35,465	$	—
Health Solutions		152		2,247		— *
Investment Management		—		—		—
Corporate		796		15,046		—
Total	$	1,378	$	52,758	$	—

[1] Represents unearned premiums associated with short-duration products of the Company's accident and health business.
*Less than $1

Supplementary Insurance Information
Years Ended December 31, 2022, 2021 and 2020
(In millions)

Segment	Net Investment Income [1][2]		Premiums and Fee Income [1][2]		Interest Credited and Other Benefits to Contract Owners		Amortization of DAC and VOBA		Other Operating Expenses [1][2]		Premiums Written (Excluding Life)	
2022												
Wealth Solutions	$	2,029	$	993	$	770	$	110	$	1,193	$	—
Health Solutions		134		2,454		1,691		30		577		1,849
Investment Management		9		745		—		—		689		—
Corporate		109		(36)		112		47		83		—
Total	$	2,281	$	4,156	$	2,573	$	187	$	2,542	$	1,849
2021												
Wealth Solutions	$	2,543	$	(149)	$	(262)	$	80	$	1,396	$	—
Health Solutions		165		2,236		1,674		25		496		1,695
Investment Management		(19)		703		—		—		632		—
Corporate		85		(4,317)		(3,575)		690		62		—
Total	$	2,774	$	(1,527)	$	(2,163)	$	795	$	2,586	$	1,695
2020												
Wealth Solutions	$	2,213	$	921	$	1,101	$	211	$	1,421	$	—
Health Solutions		115		2,047		1,487		20		443		1,510
Investment Management		8		659		—		5		584		—
Corporate		573		815		1,513		116		206		—
Total	$	2,909	$	4,442	$	4,101	$	352	$	2,654	$	1,510

[1] Includes the elimination of certain intersegment revenues and expenses, primarily consisting of asset-based management and administration fees, which have been charged by Investment Management and eliminated in Corporate.
[2] Includes the elimination of intercompany transactions between the Company and its consolidated investment entities, primarily the elimination of the Company's management fees expensed by the funds, recorded as operating revenues before the Company's consolidation of its consolidated investment entities and eliminated in the Investment Management segment.

Voya Financial, Inc.
Schedule IV

Reinsurance
Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Gross		Ceded		Assumed		Net		Percentage of Assumed to Net
2022									
Life insurance in force	$	610,227	$	368,598	$	5,644	$	247,273	2.3 %
Premiums:									
Life insurance	$	1,198	$	589	$	24	$	633	3.8 %
Accident and health insurance		2,018		255		—		1,763	— %
Annuity contracts		43		15		1		29	3.4 %
Total premiums	$	3,259	$	859	$	25	$	2,425	1.0 %
2021									
Life insurance in force	$	605,845	$	392,412	$	6,587	$	220,020	3.0 %
Premiums:									
Life insurance	$	1,179	$	3,651	$	26	$	(2,446)	(1.1)%
Accident and health insurance		1,803		202		—		1,601	— %
Annuity contracts		59		2,568		—		(2,509)	— %
Total premiums	$	3,041	$	6,421	$	26	$	(3,354)	(0.8)%
2020									
Life insurance in force	$	631,986	$	226,972	$	7,405	$	412,419	1.8 %
Premiums:									
Life insurance	$	1,204	$	323	$	29	$	910	3.2 %
Accident and health insurance		1,617		188		1		1,430	0.1 %
Annuity contracts		76		1		1		76	1.3 %
Total premiums	$	2,897	$	512	$	31	$	2,416	1.3 %

Voya Financial, Inc.
Schedule V

Valuation and Qualifying Accounts
Years Ended December 31, 2022, 2021 and 2020
(In millions)

	Balance at January 1,		Charged to Costs and Expenses		Write-offs/ Payments/ Other		Balance at December 31,
2022							
Valuation allowance on deferred tax assets	$	63	$	7 [1]	$	—	$ 70
Allowance for credit losses on mortgage loans on real estate[2]		15		3		—	18
Allowance for credit losses on available-for-sale fixed maturity securities[2]		58		11		(57)	12
Allowance for credit losses on reinsurance recoverable .		28		18		—	46
Allowance for credit losses on deposit asset		—		4		—	4
2021							
Valuation allowance on deferred tax assets	$	353	$	(521)	$	231	$ 63
Allowance for credit losses on mortgage loans on real estate[2]		89		(60)		(14)	15
Allowance for credit losses on available-for-sale fixed maturity securities[2]		26		33	$	(1)	58
Allowance for credit losses on reinsurance recoverable .		18		10		—	28
2020							
Valuation allowance on deferred tax assets	$	379	$	(26)	$	—	$ 353
Allowance for credit losses on mortgage loans on real estate		16 [3]		76		(3)	89
Allowance for credit losses on available-for-sale fixed maturity securities		—		26		—	26
Allowance for credit losses on reinsurance recoverable .		17 [3]		1		—	18

[1] Refer to the *Income Taxes* Note to the accompanying Consolidated Financial Statements for more information.
[2] Refer to the *Investments (excluding Consolidated Investment Entities)* Note to the accompanying Consolidated Financial Statements for more information.
[3] On January 1, 2020, as a result of implementing ASU 2016-13 Measurement of Credit Losses of Financial Instruments, the company recorded a transition adjustment on a continuing basis for Allowance for credit losses on mortgage loans on real estate and Allowance for credit losses on reinsurance recoverables of $15 and $17, respectively.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective in ensuring that material information relating to the Company required to be disclosed in the Company's periodic filings with the Securities and Exchange Commission ("SEC") is made known to them in a timely manner.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Voya Financial, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements of the Company in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 pertaining to financial reporting in accordance with the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In the opinion of management, Voya Financial, Inc. has maintained effective internal control over financial reporting as of December 31, 2022.

Consistent with guidance issued by the Securities and Exchange Commission that an assessment of internal controls over financial reporting of a recently acquired business may be omitted from management's evaluation of disclosure controls and procedures, management's assessment of and conclusion on the effectiveness of internal control over financial reporting for 2022 did not include the internal controls of the AllianzGI Transferred Business, which was acquired on July 25, 2022. The AllianzGI Transferred Business, which is included in the 2022 Consolidated Financial Statements of the Company, constituted 2% of total revenues for the year ended December 31, 2022.

Attestation Report of the Company's Registered Public Accounting Firm

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued their attestation report on management's internal control over financial reporting which is set forth below.

Changes in Internal Control Over Financial Reporting

There were no changes to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Voya Financial, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Voya Financial, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Voya Financial, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the investment advisory business acquired from Allianz Global Investors U.S. LLC on July 25, 2022, which is included in the 2022 (consolidated) financial statements of the Company and constituted 2% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Allianz Global Investors U.S. LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Voya Financial, Inc. as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedules and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
San Antonio, Texas
February 24, 2023

Item 9B.   **Other Information**

On February 22, 2023, the Company entered into an amendment of the warrant agreement to permit warrant holders to elect a calculation period of either 30 or 45 trading days as an alternative to the 10-trading day calculation period provided in the warrant agreement.

PART III

Item 10.   Directors, Executive Officers, and Corporate Governance

The information required by this Item is omitted pursuant to General Instruction G to Form 10-K. Such information is incorporated by reference from the definitive Proxy Statement relating to the Company's 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this Item is omitted pursuant to General Instruction G to Form 10-K. Such information is incorporated by reference from the definitive Proxy Statement relating to the Company's 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table provides information as of December 31, 2022, regarding securities authorized for issuance under our equity compensation plans. All outstanding awards relate to our Common Stock. For additional information about our equity compensation plans, see the *Share-based Incentive Compensation Plans* Note in our Consolidated Financial Statements in Part II, Item 8. of this Annual Report on Form 10-K.

(shares in millions)	2019 Omnibus Plan[2]	2014 Omnibus Plan	2013 Omnibus Plan
Authorized for issuance	12.0	17.8	7.7
Issued and reserved for issuance of outstanding:			
RSUs	2.1	5.8	3.1
PSU awards [1]	2.1	5.2	2.0
Stock options	—	3.7	2.3
Shares available for issuance	7.8	3.1	0.3

[1] PSUs awarded under the Omnibus Plans entitle recipients to receive, upon vesting, a number of shares of common stock that ranges from 0% to 150% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions.

[2] The 2019 Omnibus Plan provides for 11,700,000 shares of common stock to be available for issuance as equity-based compensation awards, subject to other provisions of the plan for replacement of shares and adjustments. Under the plan, if any award or any award outstanding as of May 23, 2019 that was granted under the Voya Financial, Inc. 2014 Omnibus Plan is forfeited, expires, terminates or lapses, then the shares will be available for grant under the 2019 Omnibus Plan.

The information required by this Item is omitted pursuant to General Instruction G to Form 10-K. Such information is incorporated by reference to the definitive Proxy Statement relating to the Company's 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is omitted pursuant to General Instruction G to Form 10-K. Such information is incorporated by reference from the definitive Proxy Statement relating to the Company's 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14.   Principal Accounting Fees and Services

The information required by this Item is omitted pursuant to General Instruction G to Form 10-K. Such information is incorporated by reference from the definitive Proxy Statement relating to the Company's 2023 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 15.   **Exhibits, Financial Statement Schedules**

a. Documents filed as part of this report

1. Financial Statements (See Item 8. Financial Statements and Supplementary Data)
   - Consolidated Balance Sheets
   - Consolidated Statements of Operations
   - Consolidated Statements of Comprehensive Income
   - Consolidated Statements of Changes in Shareholders' Equity
   - Consolidated Statements of Cash Flows
   - Notes to Consolidated Financial Statements
   - Report of Independent Registered Public Accounting Firm

2. Schedule I - Summary of Investments Other than Investments in Affiliates
   - Schedule II - Condensed Financial Information of Parent
   - Schedule III - Supplementary Insurance Information
   - Schedule IV - Reinsurance
   - Schedule V - Valuation and Qualifying Accounts

   All other provisions for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

Voya Financial, Inc.

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Master Transaction Agreement by and among Voya Financial, Inc., VA Capital Company LLC and Athene Holding Ltd., Dated as of December 20, 2017 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on December 21, 2017)
2.2	Master Transaction Agreement by and between Voya Financial, Inc., and Resolution Life U.S. Holdings Inc. dated as of December 18, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 10-K (File No. 001-35897) filed on February 21, 2020)
2.3	Combination Agreement by and among Voya Financial, Inc., Voya Investment Management LLC, Allianz SE, Allianz Global Investors U.S. LLC, and VIM Holdings LLC, dated as of June 13, 2022 (incorporated by reference to exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35897) filed on August 4, 2022)
2.4	Amended and Restated Agreement and Plan of Merger entered into by and among Benefitfocus, Inc., Voya Financial, Inc. and Origami Squirrel Acquisition Corp dated as of December 19, 2022 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35897) filed on December 19, 2022)
3.1	Amended and Restated Certificate of Incorporation of Voya Financial, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-3 (File No. 333-196883) filed on June 18, 2014)
3.2	Amended and Restated By-Laws of Voya Financial, Inc. effective October 27, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-35897) filed on October 27, 2022)
3.3	Certificate of Designations with respect to the Series A Preferred Stock of the Company, dated September 12, 2018 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-35897 filed on September 12, 2018)
3.4	Certificate of Designations with respect to the Series B Preferred Stock of the Company, dated June 17, 2019 (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A (File No. 001-35897) filed June 17, 2019)
4.01	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-184847), filed on April 16, 2013)
4.02	Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
4.03	First Supplemental Indenture, dated as of July 13, 2012, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
4.04	Second Supplemental Indenture, dated as of February 11, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.74 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-184847) filed on March 19, 2013)
4.05	Third Supplemental Indenture, dated as of July 26, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K (File No. 001-35897) filed on July 26, 2013)
4.06	Fifth Supplemental Indenture, dated as of June 13, 2016, among Voya Financial, Inc., Voya Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on June 14, 2016)
4.07	Sixth Supplemental Indenture, dated as of June 13, 2016, among Voya Financial, Inc., Voya Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on June 14, 2016)
4.08	Seventh Supplemental Indenture, dated as of July 5, 2017, by and among Voya Financial, Inc., Voya Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35897) filed on July 5, 2017)
4.09	Junior Subordinated Indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35897) filed on May 23, 2013)

Exhibit No.	Description of Exhibit
4.10	First Supplemental Indenture, dated as of May 16, 2013, among ING U.S., Inc., Lion Connecticut Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on May 23, 2013)
4.11	Second Supplemental Indenture, dated as of January 23, 2018, among Voya Financial, Inc., Voya Holdings Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on January 23, 2018)
4.12	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 21, 2020)
10.01	Warrant Agreement, dated as of May 7, 2013, among ING U.S., Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on May 7, 2013)
10.02	Amendment No. 1 to Warrant Agreement, dated as of May 22, 2017, among Voya Financial, Inc., ING Groep, N.V. and Computershare Inc. (incorporated by reference to Exhibit 4.16 to the Company's Registration Statement on Form S-3 (No. 333-218956) filed on June 23, 2017)
10.03	Amendment No. 2 to Warrant Agreement, dated as of November 10, 2017, among Voya Financial, ING Groep, N.V. and Computershare Inc. (incorporated by reference to Exhibit 10.05 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 23, 2018)
10.04	Indenture, dated as of August 1, 1993, between Aetna Life and Casualty Company and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.05	First Indenture Supplement, dated as of August 1, 1996 between Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company) and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.5 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.06	Second Indenture Supplement, dated as of October 30, 2000, among Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company), Aetna Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.6 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.07	Third Indenture Supplement, dated as of December 13, 2000, among Aetna, Inc., ING Groep N.V. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.7 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.08	Indenture, dated as of July 1, 1996, among Aetna Life and Casualty Company, Aetna, Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.8 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.09	First Indenture Supplement dated as of October 30, 2000 among Aetna Services, Inc. (F/K/A Aetna Life and Casualty Company), Aetna Inc. and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.9 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.10	Second Indenture Supplement dated as of December 13, 2000, between Lion Connecticut Holdings, Inc. (as successor to Aetna, Inc., Aetna Services, Inc. and Aetna Life and Casualty Company) and State Street Bank and Trust Company of Connecticut, National Association, as trustee (incorporated by reference to Exhibit 10.10 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333- 184847) filed on January 23, 2013)
10.11	Term Loan Agreement, dated as of April 20, 2012, among Bank of America, N.A. and the other parties thereto (incorporated by reference to Exhibit 10.12 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.12	Third Amended and Restated Revolving Credit Agreement dated as of November 1, 2019, among Voya Financial, Inc., Bank of America N.A. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on November 6, 2019)
10.13	Account Control Agreement, dated as of February 8, 2018, by and between Voya Retirement Insurance and Annuity Company, Federal Home Loan Bank of Boston, and The Bank of New York Mellon (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2018 (File No. 001-35897) filed on May 2, 2018)

Exhibit No.	Description of Exhibit
10.14	Advances, Collateral Pledge and Security Agreement, dated as of February 8, 2018, by and between Voya Retirement Insurance and Annuity Company and the Federal Home Loan Bank of Boston (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2018 (File No. 001-35897) filed on May 2, 2018)
10.15	Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and The Lincoln National Life Insurance Company (incorporated by reference to Exhibit 10.24 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.16	Modified Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and The Lincoln National Life Insurance Company (incorporated by reference to Exhibit 10.25 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.17	Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.26 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.18	Amendment No. 1 to Coinsurance Agreement, effective March 1, 2007 between ING Life Insurance and Annuity Company (F/K/A Aetna Life Insurance and Annuity Company) and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.27 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.19	Modified Coinsurance Agreement, dated as of October 1, 1998, between Aetna Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York (incorporated by reference to Exhibit 10.28 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.20	Tax Sharing Agreement by and between ING America Insurance Holdings, Inc. and various subsidiaries with respect to federal taxes (incorporated by reference to Exhibit 10.30 to the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-184847) filed on March 19, 2013)
10.21	Tax Sharing Agreement by and between ING America Insurance Holdings, Inc. and various subsidiaries with respect to state taxes (incorporated by reference to Exhibit 10.31 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.22	Equity Administration Agreement between ING U.S., Inc. and ING Groep N.V. dated as of May 7, 2013 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on May 7, 2013)
10.23	Master Claim Agreement, dated April 17, 2012, between ING Groep N.V., ING America Insurance Holdings, Inc. and ING Insurance Eurasia N.V. (incorporated by reference to Exhibit 10.35 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333- 184847) filed on January 23, 2013)
10.24	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.37 to the Company's Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-184847) filed on April 5, 2013)
10.25	Employment Agreement, dated December 11, 2014, of Rodney O. Martin, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on December 16, 2014)
10.26+	Amended Agreement with Rodney O. Martin, Jr., dated September 18, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35897) filed on September 21, 2017)
10.27+	Amendment Agreement with Rodney O. Martin, Jr. dated September 27, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on November 1, 2018)
10.28+	ING Group Incentive Compensation Plan (incorporated by reference to Exhibit 10.52 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.29+	Form of ING Group Grant of Deferred Shares (incorporated by reference to Exhibit 10.55 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.30+	ING Group Long-Term Equity Ownership Plan (incorporated by reference to Exhibit 10.56 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.31+	Form of ING Group Long-Term Equity Ownership Plan Grant (incorporated by reference to Exhibit 10.57 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.32+	ING Group Standard Share Option Plan (incorporated by reference to Exhibit 10.58 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013).

Exhibit No.	Description of Exhibit
10.33+	ING Americas Supplemental Executive Retirement Plan (Amended/Restated December 2011) (incorporated by reference to Exhibit 10.59 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No.333-184847) filed on January 23, 2013)
10.34+	Amended and Restated Voya Retirement Plan, effective January 1, 2018 (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 22, 2019)
10.35+	Voya Deferred Compensation Savings Plan, Amended and Restated Effective as of January 1, 2020 (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on From 10-K (File No. 001-35897) filed on February 21, 2020)
10.36+	Voya Severance Pay Plan, as amended and restated effective as of January 4, 2021 (incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on March 1, 2021)
10.37+	Form of Voya Financial, Inc. Severance Plan for Senior Managers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on May 5, 2016)
10.38+	ING Investment Management—Retention Participation Plan (incorporated by reference to Exhibit 10.68 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.39+	ING Investment Management, LLC Annual Incentive Plan (incorporated by reference to Exhibit 10.69 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.40+	ING Investment Management—Deferred Compensation Plan (incorporated by reference to Exhibit 10.70 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.41+	ING Americas Insurance Holdings, Inc. Equity Compensation Plan (incorporated by reference to Exhibit 10.71 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.42+	ING Directors' Pension Scheme (incorporated by reference to Exhibit 10.72 to the Company's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184847) filed on January 23, 2013)
10.43+	Form of ING U.S., Inc. 2013 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.79 to the Company's Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-184847) filed on April 16, 2013)
10.44+	Voya Financial, Inc. Amended and Restated 2013 Omnibus Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on August 7, 2014)
10.45+	Form of Award Agreement under the Voya Financial, Inc. Amended and Restated 2013 Omnibus Non-Employee Director Incentive Plan (incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 21, 2020)
10.46+	Voya Financial, Inc. 2014 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on August 7, 2014)
10.47+	Voya Financial, Inc. 2019 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on August 9, 2019)
10.48+	Form of 2017 Award Agreement under the Voya Financial, Inc. 2014 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed May 3, 2017)
10.49+	Form of Chief Executive Officer 2017 Award Agreement under the Voya Financial, Inc. 2014 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed May 3, 2017)
10.50+	Form of 2018 Award Agreement under the Voya Financial, Inc. 2014 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.63 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed February 21, 2020)
10.51+	Form of Chief Executive Officer 2018 Award Agreement under the Voya Financial, Inc. 2014 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.64 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed February 21, 2020)
10.52+	Offer Letter of Charles P. Nelson, dated April 7, 2015 (incorporated by reference to Exhibit 10.102 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 25, 2016)
10.53+	Offer Letter of Christine Hurtsellers, dated September 24, 2004 (incorporated by reference to Exhibit 10.98 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 23, 2017)
10.54+	Promotion and Compensation Memorandum of Christine Hurtsellers, dated February 12, 2009 (incorporated by reference to Exhibit 10.99 to the Company's Annual Report on Form 10-K (File No. 001-35897) filed on February 23, 2017)

Exhibit No.	Description of Exhibit
10.55**	Master Agreement for Outsourced Services between Voya Services Company and Cognizant Worldwide Limited dated as of July 31, 2017 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed on November 1, 2017)
10.56+	Form of Chief Executive Officer 2020 Award Agreement under the Voya Financial, Inc. 2019 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed May 6, 2020)
10.57+	Form of Executive Officer 2020 Award Agreement under the Voya Financial, Inc. 2019 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed May 6, 2020)
10.58+	Form of 2020 Award Agreement under the Voya Financial, Inc. 2019 Omnibus Employee Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed May 6, 2020)
10.59	Amended and Restated Limited Liability Company Agreement of VIM Holdings LLC dated as of July 25, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-35897) filed August 4, 2022)
10.60+*	Offer Letter to Heather Lavallee, dated December 21, 2022
10.61+*	Amended and Restated Employment Agreement of Rodney O. Martin, Jr. dated as of July 6, 2022
10.62*	Amendment No. 3 to Warrant Agreement, dated as of February 22, 2023, among Voya Financial, Inc., Computershare Inc. and Computershare Trust Company, N.A.
21.1*	List of Subsidiaries of Voya Financial, Inc.
23.1*	Consent of Ernst & Young LLP
24.1	Power of Attorney (included on signature pages)
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Rodney O. Martin, Chief Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Donald C. Templin, Chief Financial Officer
32.1*	Section 1350 Certification of Rodney O. Martin, Chief Executive Officer
32.2*	Section 1350 Certification of Donald C. Templin, Chief Financial Officer
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

\+ This exhibit is a management contract or compensatory plan or arrangement

** Confidential portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 24, 2023	Voya Financial, Inc.
(Date)	(Registrant)

By: /s/   Donald C. Templin

Donald C. Templin

Chief Financial Officer

(Duly Authorized Officer and Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature below constitutes and appoints Heather H. Lavallee, Donald C. Templin, and My Chi To as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K, and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
By: /s/ Heather H. Lavallee _____ Heather H. Lavallee	Chief Executive Officer (*Principal Executive Officer*)	February 24, 2023
By: /s/ Rodney O. Martin, Jr. _____ Rodney O. Martin, Jr.	Executive Chairman	February 24, 2023
By: /s/ Lynne Biggar _____ Lynne Biggar	Director	February 24, 2023
By: /s/ Yvette Butler _____ Yvette Butler	Director	February 24, 2023
By: /s/ Jane P. Chwick _____ Jane P. Chwick	Director	February 24, 2023
By: /s/ Kathleen DeRose _____ Kathleen DeRose	Director	February 24, 2023
By: /s/ Ruth Ann M. Gillis _____ Ruth Ann M. Gillis	Director	February 24, 2023
By: /s/ Aylwin Lewis _____ Aylwin Lewis	Director	February 24, 2023
By: /s/ Byron H. Pollitt, Jr. _____ Byron H. Pollitt, Jr.	Director	February 24, 2023
By: /s/ Joseph V. Tripodi _____ Joseph V. Tripodi	Director	February 24, 2023
By: /s/ David Zwiener _____ David Zwiener	Director	February 24, 2023
By: /s/ Donald. C. Templin _____ Donald. C. Templin	Chief Financial Officer (*Principal Financial Officer*)	February 24, 2023
By: /s/ Tony D. Oh _____ Tony D. Oh	Chief Accounting Officer and Corporate Controller (*Principal Accounting Officer*)	February 24, 2023

Performance Graph

The following graph compares an investment in the Company's common stock from January 1, 2018 through December 31, 2022, against (i) an investment in the S&P 500 index and (ii) an investment in the S&P 500 Financials Index. The graph assumes $100 was invested on January 1, 2018 in the Company's common stock, the S&P 500 index, and the S&P 500 financials index, as applicable, and that dividends were reinvested on the date of payment without deduction of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



Availability of Further Information

Voya Financial, Inc. will provide, without charge, a copy of its 2022 Annual Report on Form 10-K upon the written request of any shareholder. Such requests shall be directed to the Office of the Corporate Secretary, Voya Financial, Inc., 230 Park Avenue, New York, New York 10169.

Executive Committee

Nancy Ferrara
Executive Vice President, Organizational Health
and Enterprise Capability Building

Robert Grubka
Chief Executive Officer, Workplace Solutions

Christine Hurtsellers
Chief Executive Officer, Investment Management

Michael Katz
Executive Vice President, Finance

Santhosh Keshavan
Executive Vice President and Chief Information Officer

Heather Lavallee
Chief Executive Officer

Rodney O. Martin, Jr.
Executive Chairman

Charles P. Nelson
Vice Chairman

Trevor Ogle
Executive Vice President and Chief Strategy,
M&A and Corporate Transactions Officer

Kevin D. Silva
Executive Vice President and Chief Human Resources Officer

Donald C. Templin
Executive Vice President and Chief Financial Officer

My Chi To
Executive Vice President, Chief Legal Officer
and Corporate Secretary

Board of Directors

Lynne Biggar
Senior Advisor,
Boston Consulting Group

Stephen Bowman
Retired Chief Financial Officer,
The Northern Trust Corporation

Yvette Butler
Founder and CEO,
Hive Wealth

Jane P. Chwick
Retired Co-Chief Operating Officer of Technology,
The Goldman Sachs Group, Inc.

Kathleen DeRose
Clinical Professor of Finance,
New York University Leonard N. Stern School of Business

Hikmet Ersek
Retired Chief Executive Officer,
The Western Union Company

Ruth Ann M. Gillis
Retired Executive Vice President and Chief Administrative Officer,
Exelon Corporation

Heather Lavallee
Chief Executive Officer,
Voya Financial, inc.

Aylwin Lewis
Retired Chairman, Chief Executive Officer and President,
Potbelly Corporation

Rodney O. Martin, Jr.
Executive Chairman,
Voya Financial, Inc.

Byron H. Pollitt, Jr.
Retired Executive Vice President and Chief Financial Officer,
Visa, Inc.

Joseph V. Tripodi
Retired Chief Marketing Officer,
The Subway Corporation

David Zwiener
(Lead Director)
Operating Executive,
The Carlyle Group

Forward-Looking and Other Cautionary Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company does not assume any obligation to revise or update these statements to reflect new information, subsequent events or changes in strategy. Forward-looking statements include statements relating to future developments in our business or expectations for our future financial performance and any statement not involving a historical fact. Forward-looking statements use words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. Actual results, performance or events may differ materially from those projected in any forward-looking statement due to, among other things, (i) general economic conditions, particularly economic conditions in our core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) the effects of natural or man-made disasters, including pandemic events and cyber terrorism or cyber attacks, and specifically the current COVID-19 pandemic event, (v) mortality and morbidity levels, (vi) persistency and lapse levels, (vii) interest rates, (viii) currency exchange rates, (ix) general competitive factors, (x) changes in laws and regulations, such as those relating to Federal taxation, state insurance regulations and NAIC regulations and guidelines, (xi) changes in the policies of governments and/or regulatory authorities, (xii) our ability to successfully manage the separation of the Individual Life business that we sold to Resolution Life US on Jan. 4, 2021, including the transition services on the expected timeline and economic terms, and (xiii) our ability to realize the expected financial or other benefits from various acquisitions, including the transactions with Allianz Global Investors U.S. LLC and Benefitfocus, Inc. Factors that may cause actual results to differ from those in any forward-looking statement also include those described under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") – Trends and Uncertainties" in our Annual Report on Form 10-K for the year ended Dec. 31, 2022, which the Company filed with the Securities and Exchange Commission on Feb. 24, 2023.

Voya Financial
230 Park Avenue
New York, NY 10169
voya.com